Form 20-F
period 2023-12-31
Ryde Group Ltd
filed 2024-04-29
CIK 1971115

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number: 001-41950

Ryde Group Ltd

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

Jurisdiction of incorporation or organization

Duo Tower, 3 Fraser Street, #08-21

Singapore 189352

(Address of principal executive office)

Lang Chen Fei, Chief Financial Officer

Duo Tower, 3 Fraser Street, #08-21

Singapore 189352

+65-9665-3216

（Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value S$0.0002	RYDE	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report: 12,571,043 Class A Ordinary Shares, and 3,542,400 Class B Ordinary Shares, as of December 31, 2023.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐

Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

CONVENTIONS AND FREQUENTLY USE TERMS

Unless otherwise stated or unless the context otherwise requires, in this annual report:

●	“Ryde,” “we,” “us,” “our company” and “our” refer to Ryde Group Ltd, a Cayman Islands exempted company, and its subsidiaries;

●	“Singapore” refers to the Republic of Singapore;

●	“Class A Ordinary Shares” refer to our Class A Ordinary Shares, of nominal or par value US$0.0002 per share;

●	“Class B Ordinary Shares” refer to our Class B Ordinary Shares, of nominal or par value US$0.0002 per share;

●	“consumer” refer to an end-user who uses services offered by or through us;

●	“driver-partner” refer to an independent third-party contractor who provides mobility and/or quick commerce services on our platform;

●	“ride-hailing” refer to prearranged and on-demand transport service for compensation in which drivers and passenger connect via digital applications or platform;

●	“Ordinary Shares” refer to our Class A Ordinary Shares and Class B Ordinary Shares, of nominal or par value US$0.0002 per share;

●	“quick commerce” refer to prearranged and on-demand delivery service for goods or products in exchange for compensation, facilitated through digital applications or platforms, connecting consumers with delivery providers;

●	“S$” or “SGD” refer to Singapore dollar(s), the legal currency of Singapore; and

●	“US$,” “U.S. dollars,” “$” and “dollars” refer to United States dollar(s), the legal currency of the United States.

Non-US GAAP Financial Measures

Unless otherwise stated or unless the context otherwise requires, in this annual report:

●	“Adjusted EBITDA” is a non-US GAAP financial measure calculated as net loss adjusted to exclude: (a) finance cost, (b) income tax expenses, (c) depreciation and amortization, (d) share-based compensation expenses, (e) impairment loss on goodwill, and (f) share listing and associated expenses.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this annual report. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	our future business development, financial condition and results of operations;

●	our ability to reduce incentives paid to driver-partners and consumers;

●	our ability to attract and retain driver-partners and consumers;

●	competition in our industry;

●	government policies and regulations relating to our industries;

●	other factors that may affect our financial condition, liquidity and results of operations; and

●	other risk factors discussed under “Item 3. Key Information – 3.D. Risk Factors.

The forward-looking statements contained in this annual report are based on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this annual report, whether as a result of new information, future events, changes in assumptions, or otherwise.

PART I

ITEM 1. IDENTIFY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Risk Factor Summary

An investment in our Class A Ordinary Shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully after this summary. You should carefully consider the risks below and after this summary before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition, results of operations or prospects could be materially and adversely affected by any of these risks.

Risks Relating to Our Business and Industry

●	Our business is still in an early stage of growth. If our business does not continue to grow, or our aspirations to become a super mobility app do not materialize, grows slower than expected, fails to grow as large as expected, or fails to turn profitable, our business operations, financial performance, financial condition, results of operations and prospects could be materially and adversely affected.

●	We face intense competition across the segments and in the market we serve.

●	We may not be able to continue to raise sufficient capital or achieve or sustain profitability.

●	Our ability to achieve profitability is dependent on our ability to reduce the amount of driver partner and consumer incentives we pay relative to the commissions and fees we receive for our services.

●	Our business is subject to numerous legal and regulatory risks that could have an adverse impact on our business and prospects.

●	Our brand and reputation are amongst our most important assets and are critical to the success of our business.

●	If we fail to manage our growth effectively, our business operations, financial performance, financial condition, results of operations and prospects could be materially and adversely affected.

●	If we are required to reclassify driver partners as employees or otherwise, or if driver partners and/or employees unionize, there may be adverse business, financial, tax, legal and other consequences.

●	If we are unable to continue to grow our base of platform users, including driver partners and consumers accessing our offerings, our value proposition for each constituent group could diminish, impacting our results of operations and prospects.

●	Security, privacy, or data breaches involving sensitive, personal or confidential information could also expose us to liability under various laws and regulations, decrease trust in our platform, and increase the risk of litigation and governmental investigation.

●	Improper, dangerous, illegal or otherwise inappropriate activity by consumers or driver partners or other third parties could harm our business and reputation and expose us to liability.

●	We are subject to risks associated with strategic alliances and partnerships.

●	We rely significantly on third-party cloud infrastructure services providers and any disruption of or interference with the use of our services could adversely affect our business operations, financial performance, financial condition, results of operations and prospects.

●	The proper uninterrupted functioning of our highly complex technology platform is essential to our business.

●	Our business depends upon the interoperability of our mobile app and platform with different devices, operating systems and third-party software that we do not control.

●	If we do not adequately protect our intellectual property rights, or if third parties claim that we are misappropriating the intellectual property of others, we may incur significant costs and our business operations, financial performance, financial condition, results of operations and prospects may be adversely affected.

●	We may not be able to make acquisitions or investments, or successfully integrate them into our business.

●	Any failure by us or our third-party service providers to comply with applicable anti-money laundering or other related laws and regulations could damage our business operations, reputation, financial performance, financial condition, and results of operation, or subject us to other risks.

●	We rely on our partnerships with financial institutions and other third parties for payment processing infrastructure and for the provision of services through our platform.

●	Unfavorable media coverage could harm our business operations, financial performance, financial condition, results of operations and prospects.

●	We rely on the Land Transport Authority of Singapore for the validity of certain licenses.

●	We depend on talented, experienced and committed personnel, including engineers, to grow and operate our business, and if we are unable to recruit, train, motivate and retain qualified personnel, particularly in the technology sector, our business operations, financial performance, financial condition, results of operations and prospects may be materially and adversely affected.

●	Adverse litigation judgments or settlements resulting from legal proceedings in which we may be involved could expose us to monetary damages or limit the ability to operate our business.

●	We track certain operating metrics with internal systems and tools and do not independently verify such metrics. Certain of our operating metrics are subject to inherent challenges in measurement, and any real or perceived inaccuracies in such metrics may adversely affect our business and reputation.

●	Our use of open-source software (OSS) under restrictive licenses could: (i) adversely affect our ability to license and commercialize certain elements of our proprietary code based on the commercial terms of our choosing; (ii) result in a loss of our trade secrets or other intellectual property rights with respect to certain portions of our proprietary code; and (iii) subject us to litigation and other disputes.

●	Increases in fuel, energy, and other costs could adversely affect us.

●	We allow consumers to pay for rides through our platform using cash, which raises numerous operational and safety concerns.

●	We have insurance coverage provided by third parties, and we are subject to the risk that this may be insufficient or that insurance providers may be unable to meet their obligations.

●	We have plans to expand to other countries and are therefore subject to potential risks associated with operating and investing in these countries.

●	Negative publicity, including those relating to any of our Directors, executive officers, shareholders of more than 5% of our Ordinary Shares, may adversely affect our share price.

●	Natural events, wars, terrorist attacks and other acts of violence involving any of the countries in which we have plans to expand into in the future could adversely affect our operations.

Risks Relating to Our Securities

●	An active trading market for our Class A Ordinary Shares may not be established or, if established, may not continue and the trading price for our Class A Ordinary Shares may fluctuate significantly.

●	We may not maintain the listing of our Class A Ordinary Shares on the NYSE American which could limit investors’ ability to make transactions in our Class A Ordinary Shares and subject us to additional trading restrictions.

●	The trading price of our Class A Ordinary Shares may be volatile, which could result in substantial losses to investors.

●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A Ordinary Shares, the market price for our Class A Ordinary Shares and trading volume could decline.

●	Short selling may drive down the market price of our Class A Ordinary Shares.

●	There can be no assurance that we will not be a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences for U.S. investors who own our securities.

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

●	We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

●	As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NYSE American corporate governance listing standards.

●	We will incur significantly increased costs and devote substantial management time as a result of the listing of our Class A Ordinary Shares on the NYSE American.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

●	We are exposed to risks arising from fluctuations of foreign currency exchange rates.

●	Future issuance of Shares by us and sale of Shares by our and/or by our existing shareholders may adversely affect the price of our Class A Ordinary Shares.

●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

●	If securities or industry analysts do not publish or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our Class A Ordinary Shares, the market price for our Class A Ordinary Shares and trading volume could decline.

●	The conversion of by the holders of Class B Ordinary Shares into Class A Ordinary Shares will result in a dilution of the percentage ownership of the existing holders of Class A Ordinary Shares within their class of Ordinary Shares.

●	We may not be able to declare dividends in the future.

Risks Related to our Business and Industry

Our business is still in an early stage of growth. If our business does not continue to grow, or our aspirations to become a super mobility app do not materialize, grows slower than expected, fails to grow as large as expected, or fails to turn profitable, our business operations, financial performance, financial condition, results of operations and prospects could be materially and adversely affected.

Although our business has grown since our inception in 2014, our business is still in a relatively early stage of growth. Therefore, there is no assurance that we will achieve and maintain growth and profitability across all our business segments. There is also no assurance that market acceptance of our offerings will continue to grow, or that new offerings will be accepted. In addition, our business could be impacted by macro-economic conditions and their effect on discretionary consumer spending, which in turn could impact consumer demand for offerings made available through our platform.

Our management believes that our growth is dependent on several factors, including our ability to:

●	expand and diversify our mobility and quick commerce offerings, which include innovating in new areas and these often require us to make investments and absorb losses while we build scale;

●	increase the scale of the driver partner base and increase consumer usage of our platform and the synergies within our ecosystem;

●	optimize our cost efficiency;

●	develop our super mobility app, the tools we provide our driver partners, along with our other technology and infrastructure;

●	recruit and retain high quality talent;

●	enhance our reputation and brand;

●	ensure adequate safety and hygiene standards are established and maintained across our offerings;

●	seek to form strategic partnerships, including with leading multinationals and global brands;

●	manage our relationships with stakeholders and regulators in Singapore or other jurisdictions in the future, as well as the impact of existing and evolving regulations;

●	obtain and maintain licenses and regulatory approvals that may be required for our offerings; and

●	compete effectively with our competitors.

We may not successfully accomplish any of these objectives.

In addition, achieving profitability will require us, for example, to continue to grow and scale our business, manage promotion and incentive spending, improve monetization, reduce marketing and other spending and increase consumer spending.

We cannot assure you that we will be able to continue to grow and manage each of our segments or our super mobility app platform or achieve or maintain profitability. Our success will depend substantially on our ability to develop appropriate strategies and plans, including our sales and marketing efforts, and the ability to implement such plans effectively. If driver partners and consumers accessing offerings on our platform do not perceive us as beneficial, or choose not to utilize us, the market for our business may not further develop, may develop slower than expected, or may not achieve the growth potential or profitability we expect, any of which could materially and adversely affect our business operations, financial performance, financial condition, results of operations and prospects.

We face intense competition across the segments and in the market we serve.

We face competition in each of our segments and in the Singapore market. The segments and market in which we operate are intensely competitive and characterized by shifting user preferences and introductions of new services and offerings. We compete for both driver partners and consumers accessing offerings through our platform.

Our competitors may operate in single or multiple segments and in a single market or regionally across multiple markets. These competitors may be well-established or new entrants and focused on providing low-cost alternatives or higher quality offerings, or any combination thereof, which may adversely affect our market share. New competitors may include established players with existing businesses in other segments or markets that expand to compete in our segments or market. Our competitors in Singapore may enjoy competitive advantages such as reputational advantages, better brand recognition, longer operating histories, larger marketing budgets, and more supportive regulatory regimes and may also offer discounted services, driver partners incentives, consumer incentives, discounts or promotions, innovative services and offerings, or alternative pricing models. From time-to-time, competitive factors have caused, and may continue to cause, us to adjust prices or fees and commissions and increase driver partner or consumer incentives and marketing expenses, which has impacted and could continue to impact our revenues and costs. In addition, some of our competitors may consolidate to expand their market position and capabilities, establish cooperative or strategic relationships amongst themselves or with third parties that may further enhance their resources and offerings. For example, in 2018 Grab acquired Uber’s Southeast Asia operations, with Grab integrating Uber’s ridesharing and food delivery business in the region into Grab’s existing multi-modal transportation and fintech platform.

In our segments and market, the barriers to entry are low and driver partners and consumers may choose alternative platforms or services. Our competitors may adopt certain of our services and/or features or may adopt innovations that consumers or driver partners value more highly than ours, which could render the offerings on our platform less attractive or reduce our ability to differentiate our offerings. The driver partners may shift to the platform with the highest earning potential or highest volume of work and lowest commissions. Driver partners and consumers may shift to the platform that otherwise provides them with the best opportunities. Consumers may access driver services through the lowest-cost or highest-quality provider or platform or a provider or platform that provides better choices or a more convenient technology. With respect to our platform, driver partners and consumers may shift to other platforms based on overall user experience and convenience, tools to enhance profitability, integration with mobile and networking applications, quality of mobile applications, and convenience of payment settlement services.

In our quick commerce segment, we face competition from on-demand, last-mile package delivery players such as Lalamove, GrabExpress and Pickupp. In addition, many merchants may own and operate their own delivery fleets, bypassing the need for our on-demand delivery service. For example, supermarkets, grocery, and convenience stores are able to utilize their in-house delivery services which are owned by them.

Any failure to successfully compete or adapt quickly to the changing market conditions and trends could materially and adversely affect our business operations, financial performance, financial condition, results of operations and prospects.

We may not be able to continue to raise sufficient capital or achieve or sustain profitability.

We invest in our business, including, among others, (i) expanding the quick commerce and mobility offerings on our platform; (ii) increasing the scale of the driver partner base and consumer base accessing offerings on our platform; (iii) developing and enhancing our mobile app, (iv) enhancing the tools that we provide for the driver partners, our payments network and other technology and infrastructure and (v) recruiting quality talent. We also have plans to develop our business across countries, where each country has different infrastructure, regulations, systems, and user expectations, with a strategy that involves a hyperlocal approach to our operations, all of which require more investment than if we only operated in one country. Our offerings require us to make investments and develop scale in order to achieve profitability. To be competitive, generate scale and increase liquidity, from time to time we will adjust commissions and offer driver partners and consumers incentives, which also reduces our revenue. We will continue to require significant capital investment to support and grow our business. Issuances of equity or convertible debt securities could cause existing shareholders to suffer significant dilution, and any new equity securities issued may have rights, preferences, and privileges superior to those of existing shareholders. Debt financing could contain restrictive covenants relating to financial and operational matters including restrictions on the ability to incur additional secured or unsecured indebtedness that may make it more difficult to obtain additional capital with which to pursue business opportunities. We may not be able to obtain additional financing on acceptable terms, if at all.

Any failure to increase our revenue, manage the increase in our operating expenses, continue to raise capital or manage our liquidity could prevent us from achieving or maintaining profitability, and could materially and adversely affect our business operations, financial performance, financial condition, results of operations and prospects.

Our ability to achieve profitability is dependent on our ability to reduce the amount of driver partner and consumer incentives we pay relative to the commissions and fees we receive for our services.

Our business model includes payment of incentives to our driver partners (which are typically awarded to our driver partners when they complete a certain number of trips within a certain period) and consumers (‘cashback’ or bonuses by way of RydeCoins are awarded to consumers as part of the promotions or marketing campaigns, typically when they complete a trip or multiple trips). Our ability to increase our revenues and achieve profitability is therefore dependent on our ability to effectively use incentives to encourage the use of our platform and over time to reduce the amount of incentives we pay to both our driver partners and consumers of our services relative to the amount of commissions and fees we receive for our services. If we are unable to reduce the amount of incentives, we pay overtime relative to the commissions and fees we receive, it will likely impact our ability to increase our revenues, raise capital and achieve profitability, any or all of which could prevent us from continuing as a going concern or maintaining or increasing profitability. In addition, given our use of incentives to encourage use of our platform, future decreases in the use of incentives could also result in decreased growth in the number of users and driver partners or an overall decrease in users and driver partners and decreases in our revenues, which could materially and adversely affect our business operations, financial performance, financial condition, results of operations and prospects.

Our business is subject to numerous legal and regulatory risks that could have an adverse impact on our business and prospects.

We operate across the mobility and quick commerce segments in Singapore, in which we are subject to various regulations.

The focus areas of regulatory risk that we are exposed to include, among others: (i) evolution of laws and regulations applicable to mobility and quick commerce offerings, (ii) various forms of data regulation such as data privacy, data portability, cybersecurity and advertising or marketing, (iii) gig economy regulations, (iv) anti-trust regulations, (v) economic regulations such as price, supply regulation, safety, health and environment regulations, (vi) foreign ownership restrictions, and (vii) regulations regarding the provision of online services, including with respect to the internet and mobile devices.

In addition, we may not be able to obtain all the licenses, permits and approvals that may be necessary to provide our offerings and those we plan to offer. As the segments we operate in are relatively new and disruptive in our market, the relevant laws and regulations are often evolving. For this reason, we cannot be certain that we will be able to maintain the licenses and approvals that we have previously obtained, or that once they expire, we will be able to renew them. We cannot assure you that our interpretations of the rules and our exemptions have always been or will be consistent with that of local regulators. As we expand our businesses, we may be required to obtain new licenses and will be subject to additional laws and regulations in the markets we plan to operate in.

Our business is subject to regulations from various regulators within the jurisdiction we operate in, and such regulators may not always act in concert. As a result, we may be subject to requirements which separately may not be materially adverse to us but when taken together could have a material impact on us.

Segments of our businesses that are currently unregulated could become regulated, or segments of our businesses that are already regulated could be subject to new and changing regulatory requirements. Various proposals which may impact our business are currently before national regulatory entities regarding issues related to our business and business model. For example, in Singapore, the Ministry of Manpower (“MOM”) convened the Advisory Committee on Platform Workers to look into strengthening protections for platform workers, possibly in the form of legislative changes, specifically for delivery persons, private-hire drivers and taxi drivers. The Singapore government has accepted the recommendations given by the Advisory Committee on Platform Workers and are looking to implement the recommendations in a progressive manner from the later part of 2024 at the earliest. It is contemplated for there to be changes to the applicable legislation. As such, we may be required to make operational adjustments to comply with the necessary regulatory requirements, in order to avoid incurring penalties or disruptions in operations, which could involve significant costs or may not be practicable.

Compliance with existing or new laws and regulations could expose us to liabilities or cause us to incur significant expenses or otherwise impact our offerings or prospects, such as providing minimum base fare guarantee, contribution of driver partners’ Central Provident Fund (CPF) and paying for driver partners’ insurance. Additionally, as we expand our offerings in new areas, we may become subject to additional laws and regulations, which may require licenses to be obtained for us to provide new offerings or continue to provide existing offerings in Singapore. Further, developments in environmental regulations, such as those applicable to vehicles that run on fossil fuels, may adversely impact our mobility and quick commerce businesses.

Our actual or perceived failure to comply with applicable regulations could expose us to regulatory actions, including, but not limited to, potential fines, orders to temporarily or permanently cease all or some of our business activities, a prohibition on taking on new consumers and driver partners, and the implementation of mandated remedial measures. Any such actions could materially and adversely affect our business operations, financial performance, financial condition, results of operations and prospects.

Our brand and reputation are amongst our most important assets and are critical to the success of our business.

Our brand and reputation are amongst our most important assets. We believe “Ryde” is a household name in Singapore that is synonymous with our offerings. Successfully maintaining, protecting, and enhancing our brand and reputation are critical to the success of our business, including the ability to attract and maintain employees, driver partners and consumers accessing offerings available on our platform, and otherwise expand our mobility and quick commerce offerings. Our brand and reputation are also important to maintain or grow our standing in Singapore, including with regulators and community leaders. Any harm to our brand could lead to regulatory action, litigation and government investigations and weaken our ability to effect legislative changes and obtain licenses. In addition, because of our future plans to expand in other countries, an adverse impact on our brand or reputation in Singapore can adversely affect other parts of our business.

A variety of factors and/or incidents, including those that are actual and within our control, as well as those that are perceived, rumored, or outside of our control or responsibility, can adversely impact our brand and reputation, such as:

●	complaints or negative publicity, including those related to personal injury or sexual assault cases involving consumers using our mobility offerings;

●	issues with the choices and quality of our services and offerings or trust in our offerings;

●	illegal or inappropriate behavior by employees, consumers or driver partners or other third parties we work with, including relating to the safety of consumers and driver partners;

●	improper, unauthorized, or illegal actions by third parties who conduct fraudulent or other activities, such as phishing-attacks;

●	the convenience and reliability of our mobile app and technology platform, as well as any cybersecurity incidents affecting, disruptions to the availability of, or defects in our platform or mobile app;

●	the convenience and reliability of our mobile app and technology platform, as well as any cybersecurity incidents affecting, disruptions to the availability of, or defects in our platform or mobile app;

●	issues with the pricing of our offerings or the terms on which we do business with platform users including consumers and driver partners;

●	service delays or failures, such as missing, incorrect or cancelled rides, or issues with cleanliness, inappropriate handling during quick commerce deliveries;

●	failing to act responsibly or in compliance with regulatory requirements, some of which may be evolving, in areas including labor, anti-corruption, anti-money laundering, safety and security, data security, privacy, provision of information about consumers and activities on our platform, or environmental requirements in areas including emissions, sustainability, human rights, diversity, non-discrimination and support for employees, driver partners and the local community; and

●	media or legislative scrutiny or litigation or investigations by regulators or other third parties.

Any harm to our brand or reputation, including as a result of or related to any of the foregoing, could materially and adversely affect our business operations, financial performance, financial condition, results of operations and prospects.

If we fail to manage our growth effectively, our business operations, financial performance, financial condition, results of operations and prospects could be materially and adversely affected.

Since our inception in 2014, we have experienced growth in our employee headcount, the number of consumers and driver partners using our platform, our offerings and scale of our operations. We have also expanded through strategic partnerships. This expansion increases the complexity of our business and has placed, and will continue to place significant strain on our management, personnel, operations, systems, technical performance, financial resources, and internal financial control and reporting functions. Our risk management function, particularly relating to enterprise-wide risk management are in relatively early stages of development and therefore we may be unable to identify, mitigate and remediate risks as they develop. We may not be able to manage our growth effectively, which could damage our reputation and negatively affect our operating results. Properly managing our growth will require us to establish consistent policies across functions as well as additional localized policies where necessary. A failure to effectively develop and implement any such policies could harm our business. In addition, as we expand, if we are unsuccessful in hiring, training, managing, and integrating new employees and staff to help manage and operate our businesses, or if we are not successful in retaining our existing employees and staff, our business may be harmed.

To manage the growth of our operations and personnel and improve the technology that supports our business operations, our financial and management systems, disclosure controls and procedures, and our internal controls over financial reporting, we will be required to commit substantial financial, operational, and technical resources. In particular, upgrades to our technology or network infrastructure are critical in supporting our growth, and without effective upgrades, we could experience unanticipated system disruptions, slow response times, or poor experiences for consumers and driver partners. As our operations continue to expand, our technology infrastructure systems will need to be scaled to support our operations. In addition, our organizational structure will continue to grow as our platform is used by additional consumers and driver partners, and as we add employees, services and offerings, and technologies. As we continue to expand, including potentially through acquisitions and strategic partnerships, which may include expansion into business activities where we have limited experience, such as financial services, car leasing etc, or no experience at all, we are also expecting the organizational structure to grow and change. If we do not manage the growth of our business and operations effectively, the quality of our platform and the efficiency of our operations could suffer, which could materially and adversely affect our business operations, financial performance, financial condition, results of operations and prospects.

If we are required to reclassify driver partners as employees or otherwise, or if driver partners and/or employees unionize, there may be adverse business, financial, tax, legal and other consequences.

The independent contractor status of driver partners is currently being challenged in courts, by government agencies, non-governmental organizations, groups of drivers, labor unions and trade associations all around the world. The tests governing whether a driver partner is an independent contractor, or an employee vary by governing law and are typically highly sensitive to certain factors including, among others, changes in public opinion and political conditions. We believe that the driver partners are independent contractors based on existing employment classification frameworks, because, among other things, they: (i) can choose whether, when, where, and the manner and means to provide services on our platform; (ii) are able to provide services on our competitors’ platforms; (iii) have each acknowledged and agreed when signing up to our terms and conditions that their relationship with us does not constitute an employment relationship; (iv) may provide their own vehicles to perform services and are also able to rent cars (as lessees) from any rental company, if needed; and (v) pay a commission for using our platform. Changes to laws or regulations governing the definition or classification of independent contractors, or judicial decisions regarding independent contractor classification, could require reclassification of driver partners as employees, and if so, we would be required to incur significant additional expenses for compensating driver partners, potentially including expenses associated with the application of wage and hour laws, which may include requirements to pay wages for periods when a driver partner is offline or not driving through our platform, overtime, meal and rest period requirements, employee benefits (including requirements with respect to Central Provident Fund (CPF) contribution and compulsory insurance fees), taxes, and penalties. In addition, a determination that driver partners are employees or ostensible agents could lead to claims, charges or other proceedings under laws and regulations applicable to employers and employees, such as claims of joint employer liability or agency liability, harassment and discrimination, and unionization. New employment classifications could be created and applied to the driver partners, with additional requirements imposed on us beyond current requirements. Any such reclassification or new classifications could have a significant impact on our labor costs, business operations and employee relations, and an adverse effect on our business and financial condition.

Although our position with respect to the independent contractor status of driver partners has generally been upheld in Singapore, we may face challenges from potential changes pertaining to the employee status of driver partners.

Furthermore, we have historically strived to provide driver partner benefits and schemes including offering support to driver partners during the COVID-19 pandemic. Such benefits may in certain cases go beyond any statutory requirements and are used to both acquire and encourage the frequent use of our platform by driver partners as well as to demonstrate to stakeholders and regulators that we are a responsible and good partner to our platform users. However, despite such efforts, regulators may deem our benefits and welfare schemes insufficient and impose additional requirements on companies like us or change relevant laws or regulations. Policies could change due to, among others, driver welfare concerns with respect to matters such as income protection and certainty, long-term financial condition, professional development, the need for health or other insurance, retirement benefits, the need for fair working conditions and the desire to provide a forum to voice opinions and complaints, and we may not be successful in defending the independent contractor status of driver partners in Singapore or other jurisdictions we may expand into in the future. The costs associated with complying with future regulations or defending, settling, or resolving pending and future lawsuits relating to the independent contractor status of the driver partners could be material to our business.

In addition, even if we are successful in defending such independent contractor status, governments may nevertheless impose additional requirements on us with respect to our independent contractors. Although we do work with certain regulators to address these concerns, including discussing new categories of employment to cater to the needs of gig economy workers in a financially sustainable manner for platform companies such as us, we may not be successful in these efforts or be able to do so without impacting consumer experience. We may need to incur substantial additional expenses to provide additional benefits to our independent contractors if required or requested by regulators.

The occurrence of any of the foregoing events could materially and adversely affect our business operations, financial performance, financial condition, results of operations and prospects.

If we are unable to continue to grow our base of platform users, including driver partners and consumers accessing our offerings, our value proposition for each constituent group could diminish, impacting our results of operations and prospects.

Our success depends on our ability to increase the scale of the driver partner base and the number of consumers transacting through our platform. A key focus of our growth strategy has been to develop a super mobility app to create an ecosystem with synergies driving more users on both the supply and demand sides to our platform. This ecosystem, and the synergies within our ecosystem, take time to develop and grow, because doing so requires us to replicate our efforts in Singapore, to other cities in the future, where each country has different infrastructure, regulations, systems and user expectations and preferences, as well as a different approach to localizing our operations. Although we believe there are strong synergies among our business segments that help increase the breadth, depth and interconnectedness of our overall ecosystem, there are a number of risks and uncertainties that may impact the attractiveness of our ecosystem, including the following:

●	If consumers are not attracted to our platform or choose quick commerce or mobility services providers outside of our platform, we may be unable to attract or retain driver partners to our platform, which in turn means consumers using our platform may have fewer choices and may not be able to obtain better value options thereby making our platform less attractive to consumers. Consumers choose our platform based on many factors, including the convenience of our mobile app, trust in the services offered through our platform as well as our technology platform and the choices and quality of our services and offerings. A deterioration in any of these factors could result in a decline in the number of consumers using the offerings on our platform, or the frequency with which they use such offerings.

●	If driver partners are not attracted to our platform or choose not to offer their services through our platform, or elect to offer them through a competitor’s platform, we may lack a sufficient supply of driver partners to attract and retain consumers to our platform. Driver partners choose us based on many factors, including the opportunity to earn money, the flexibility and autonomy to choose where, when and how often to work, the tools and opportunities we provide to seek to maximize productivity and other benefits that we provide to them. It is also important that we maintain a balance between demand and supply for mobility and quick commerce services in any given area at any given time. We have experienced and expect to continue to experience driver partner supply constraints from time to time in certain areas or locations within Singapore. To the extent that we experience driver partner supply constraints, we may need to increase, or may not be able to reduce, the driver partners incentives that we offer.

The number of consumers using our platform may decline or fluctuate as a result of many factors, including dissatisfaction with the operation and security of our mobile app or consumer support, pricing levels, dissatisfaction with the quick commerce or mobility offerings or quality of services provided by the driver partners and negative publicity related to our brand or reputation, including as a result of safety incidents, driver partner or community protests or public perception of our business.

The number of driver partners on our platform may decline or fluctuate as a result of a number of factors, including ceasing to provide services through our platform, passage or enforcement of local laws regulating, restricting, prohibiting or taxing the services and offerings of the driver partners, the low costs of switching to alternative platforms, dissatisfaction with our brand or reputation, our pricing model (including potential reductions in incentives) or other aspects of our business. Additionally, driver partner or community protests could also negatively impact driver partners’ perception of us or our industry and impact our ability to recruit and maintain our base of driver partners.

In addition, the synergies we seek to realize from having a super mobility app-led ecosystem may not materialize as we expect them to or in a cost-effective manner. For example, we expect our super mobility app strategy to benefit from maximizing driver partners’ utilization, which we believe will be linked to lower driver partner and consumer acquisition costs due to potentially lower incentives that we need to offer, and increased consumer engagement, retention and spending.

Any inability to maintain or increase the number of consumers or driver partners that use our platform or a failure to effectively develop our super mobility app could have an adverse effect on our ability to maintain and enhance our ecosystem, as well as the synergies within our ecosystem, and otherwise materially and adversely affect our business operations, financial performance, financial condition, results of operations and prospects.

Security, privacy, or data breaches involving sensitive, personal or confidential information could also expose us to liability under various laws and regulations, decrease trust in our platform, and increase the risk of litigation and governmental investigation.

Our business involves the collection, storage, processing, and transmission of a significant amount of personal and sensitive data, such as that of driver partners, consumers, employees, job candidates and other third parties. We are subject to numerous laws and regulations designed to protect such data. Laws and regulations that impact our business, and particularly laws, regulations and other measures the Singapore government may take based on privacy and data protection concerns, are increasingly strict and complex, and change frequently. We may also be required to disclose personal data about an individual to a government agency, where the disclosure is necessary in the public interest, or for the purposes of policy formulation or review. Some of these disclosures may put us in a disadvantaged position, especially if the provided data is repurposed for another intent, or adequate protection is not accorded to such data. As such laws increase in their complexity and impose new requirements, we may be required to incur increased costs to comply with data privacy laws and could incur penalties for any non-compliance or breaches. These laws may also limit how we are able to use data. For more information regarding relevant laws and regulations we are subject to, see “Item 4. Information on the Company – B. Business Overview – Regulations”.

From time to time, we implement measures in order to protect sensitive and personal data in accordance with our contracts, data protection laws and consumer laws. However, we may be subject to data breach incidents, including where data breach incidents are suffered by third parties that we contract or interact with, that often involve factors beyond our control. We also rely on third-party service providers to host or otherwise process some of our platform users’ data in Singapore and we may have limited control or influence over the security policies or measures adopted by such third-party service providers. Any failure by a third party to prevent or mitigate security breaches or improper access to, or disclosure of, such information could have adverse consequences for us.

Although we maintain, and are in the process of improving, internal access control mechanisms and other security measures to ensure secure and appropriate access to and storage and use of our sensitive, business, personal, financial or confidential information by anyone including our employees, contractors and consultants, these mechanisms may not be entirely effective, or fully complied with internally. As part of periodic reviews carried out by us, we have not identified, but in the future may identify, data protection issues requiring remediation with respect to such measures that require us to further update our compliance functions. Any misappropriation of personal information, including credit card information, could harm our relationship with consumers and driver partners and cause us to incur financial liability and reputational harm. If any person, including any of our employees, improperly breaches our network security or otherwise mismanages or misappropriates driver partners’ or consumers’ personal or sensitive data, we could be subject to regulatory actions and significant fines for violating privacy or data protection and consumer laws or lawsuits for breaching contractual confidentiality or data protection provisions which could result in negative publicity, legal liability, loss of consumers or driver partners and damage to our reputation. We are potentially an attractive target of data security attacks by third parties that may attempt to fraudulently induce employees to disclose information to gain access to our data or the data of platform users. A successful attempt could lead to the compromise of sensitive, business, personal, financial, credit card or other confidential information, which could result in significant liability and a material loss of revenue resulting from the adverse impact on our reputation and brand, a diminished ability to retain or attract new platform users and disruption to our business.

As the techniques used by an individual or a group to obtain unauthorized access could result in unwarranted alteration to our data and source codes, or disable and/or degrade services, and sabotage systems are often complex, not easily recognizable and evasive, we may not be able to anticipate these techniques and implement adequate preventative measures. Such individuals or groups may be able to circumvent our security measures (including, but not limited to, via phishing attacks, malware infection, system intrusion, misuse of systems, website defacement, and denial-of-service attacks) and may improperly access or misappropriate confidential, proprietary, or personal information held by or on behalf of us, disrupt our operations, damage our computers, or otherwise damage our business. Although we have developed, and continue to develop, systems and processes that are designed to protect our servers, platform and data, including personal and sensitive data of the driver partners, consumers, employees, job candidates and other third parties, we cannot guarantee that such measures will be effective at all times. Our efforts may be hindered due to, for example, government surveillance, regulatory requirements or other external events; software bugs or other technical errors or issues; or errors or misconduct of employees, contractors or others; a rapidly evolving threat landscape; and inadequate or failed internal processes or business practice. While we endeavor to protect against or remediate cybersecurity threats or breaches, or to mitigate the impact of any breaches or threats, we may still be subject to potential liability.

Any of the foregoing could subject us to regulatory fines, scrutiny and actions, including, but not limited to, orders to temporarily or permanently cease all or some of our business activities, a prohibition on taking on new consumers or driver partners and the implementation of mandated remedial measures, which could materially and adversely affect our business operations, financial performance, financial condition, results of operations and prospects.

Improper, dangerous, illegal or otherwise inappropriate activity by consumers or driver partners or other third parties could harm our business and reputation and expose us to liability.

Due to the breadth of our operations that span across a wide variety of consumers, driver partners and other third parties in Singapore, we are exposed to potential risks and liabilities arising from improper, dangerous, illegal or otherwise inappropriate actions by a wide variety of persons that we have no control over. Although we have implemented certain measures to ensure both driver partner and consumer safety, such measures may not be effective or adequate and any such actions may result in adverse consequences, such as nuisance, property damage, injuries, fatalities, business interruption, brand and reputational damage or significant liabilities for us.

Although there are generally certain qualification processes in place for the driver partners, including profile verification on driver partners, these qualification processes may not bring to light all potentially relevant information and would not bring to light events occurring after the qualification process is complete. In Singapore, certain information may be limited by applicable laws or limited generally, and we also may fail to conduct qualification processes adequately. Furthermore, we do not independently test the driving skills of the driver partners.

In both our mobility and quick commerce businesses, if the driver partners or consumers engage in improper, dangerous, illegal or otherwise inappropriate activities, driver partners and/or consumers may no longer consider offerings on our platform to be safe and we may otherwise suffer adverse consequences, such as liability arising from bodily harm to other users of our platform, and other brand and reputational damage. If consumers or third parties providing other services in partnership with us engage in improper, illegal or otherwise inappropriate activities while using our platform, other consumers and driver partners may also be unwilling to continue using our platform. Despite measures that we have taken to detect and reduce the occurrence of fraudulent or other malicious activity on our platform, we cannot guarantee that our measures will be effective.

Any of the foregoing activities, whether or not caused by or known to us, could harm our brand and reputation, result in litigation or regulatory actions, and may otherwise materially and adversely affect our business operations, financial performance, financial condition, results of operations and prospects.

We are subject to risks associated with strategic alliances and partnerships.

We have entered into strategic alliances and partnerships with third parties and may continue to do so in the future. For example, we entered into a partnership with an insurance company to provide insurance for riders who make trips using our Ryde platform. These alliances and partnerships subject us to a number of risks, including risks associated with the sharing of proprietary information between parties, non-performance by us or our partners of obligations under relevant agreements, disputes with strategic partners over strategic or operational decisions or other matters, increased expenses in establishing new strategic alliances and non-compete provisions under some of such arrangements which limit our ability to operate in certain market segments, and reputational risks from association with strategic partners, as well as litigation risks associated therewith.

Furthermore, some of our strategic alliances and partnership agreements may contain exclusivity provisions restricting us from providing a particular service outside of the strategic alliance or partnership in Singapore. Although we agree to such restrictions because we believe that the overall strategic alliance or partnership is to our benefit, such restrictions could materially and adversely affect our business operations, financial performance, financial condition, results of operations and prospects.

We rely significantly on third-party cloud infrastructure services providers and any disruption of or interference with the use of our services could adversely affect our business operations, financial performance, financial condition, results of operations and prospects.

Our platform is currently hosted within data centers provided by third-party cloud infrastructure services providers. As the continuing and uninterrupted performance of our platform is critical to our success, any system failures of such third-party providers’ services could reduce the attractiveness of our platform and may adversely affect our ability to meet the requirements of consumers and driver partners when they are using our platform. Third-party cloud infrastructure services providers are vulnerable to damage or interruptions from factors beyond our or their control, including but not limited to computer viruses and other malicious code, denial-of-service attacks, cyber and ransomware attacks, phishing attacks, break-ins, sabotage, vandalism, power loss or other telecommunications failure, fire, flood, hurricane, tornado or other natural disasters, software or hardware errors, failures or crashes and other similar disruptive problems. We expect that if/when we expand to certain jurisdictions outside of Singapore in the future, it may become increasingly difficult to ensure reliability of our platform as we expand, and the usage of our platform increases. Any future disruptions could adversely impact user experience, create negative publicity harming our reputation, impact the quality, availability and speed of the services we provide as well as potentially violate regulatory requirements in relation to technology risk and business continuity risk management. Any of the foregoing could result in interruptions, delays, loss of data, cessations to our operations or in the provision of offerings through our platform and compensation payments to our partners and end consumers, and could materially and adversely affect our business operations, financial performance, financial condition, results of operations and prospects.

Furthermore, under our agreements with our third-party cloud infrastructure services providers, there are no minimum spending commitments, but there are however, standard rates based on the amount of storage required, and if we exceed the storage provided, we will have to incur additional expenses.

The proper uninterrupted functioning of our highly complex technology platform is essential to our business.

Our business depends on the performance and reliability of our system as well as the efficient and uninterrupted operation of mobile communications systems that are not under our control. Our mobile app platform is a complex system composed of many interoperating components and incorporates software that is highly complex, and therefore, many events that are beyond our control may cause service interruptions or degradations or other performance problems across the whole platform, including but not limited to computer viruses and other malicious code, denial-of-service attacks, cyber and ransomware attacks, phishing attacks, break-ins, sabotage, vandalism, power loss or other telecommunications failure, fire, flood, hurricane, tornado or other natural disasters, software or hardware errors, failures or crashes, and other similar disruptive problems. We may experience system failures and other events or conditions from time to time that interrupt the availability or reduce or affect the speed or functionality of our platform. We have certain disaster response procedures, and we or our third-party service providers currently have a business continuity framework in place in all instances. However, there can be no assurance that such framework will be implemented in a cost-effective manner or at all, or that it will prove effective or meet all the expectations of our stakeholders, including our consumers, driver partners and regulators, both current and in the future, in relation to cybersecurity risk, technology risk and business continuity management.

Our software, including third-party or open-source software that is incorporated into our software code, may now or in the future contain undetected errors, bugs, or vulnerabilities. Some errors in our software code may only be discovered after the code has been released. Bugs in our software, third-party software including open source software that is incorporated into our code, misconfigurations of our systems and unintended interactions between systems could result in our failure to comply with certain regulatory reporting obligations or compliance requirements or the introduction of vulnerabilities into our platform that may be exploited by cyber-attackers or third-parties engaging in fraudulent activities, or could cause downtime that would impact the availability of our platform, which could reduce the attractiveness of our platform to users, increase the likelihood of a successful cyber-attack or result in violations of regulators’ expectations of prescribed technology risk management practices. Further, we may need our third-party service providers to comply with certain regulatory requirements and we cannot assure you that such third-party service providers are able to comply with such requirements. To mitigate this risk, we endeavor to have a diverse pool of third-party service providers. Cyber-attackers and third-parties engaged in fraudulent activities have not exploited vulnerabilities in our platform but may in the future attempt to do so. If the measures we take to prevent these incidents from occurring are unsuccessful, we may incur losses from these fraudulent activities.

Disruptions in internet infrastructure, the absence of available mobile data or global positioning system signals or the failure of telecommunications network operators to provide us with the necessary bandwidth for our services and offerings could also interfere with the speed and availability of our platform. Furthermore, we have no control over the costs of the services provided by Singapore’s telecommunications operators. If mobile internet access fees or other charges to internet users increase, consumer traffic may decrease, which may in turn cause our revenue to significantly decrease. Our operations also rely on various other third-party software and applications, and disruptions with respect to our usage of any such software could cause business interruption.

Furthermore, although we seek to maintain and improve the availability of our platform and to enable rapid releases of new features and services, it may become increasingly difficult to maintain and improve the availability of our platform, especially during peak usage times and as our platform becomes more complex and more services are offered through our mobile app and user traffic increases. If our platform is unavailable when driver partners and consumers and/or platform users attempt to access it or it does not load as quickly as they expect or it experiences capacity constraints, users may seek other offerings including our competitors’ services or offerings and may not return to our platform as often in the future, or at all. This could adversely affect our ability to maintain our ecosystem of driver partners and consumers and decrease the frequency with which they use our platform. We may not effectively address capacity constraints, upgrade systems as needed, or develop technology and network architecture to accommodate actual and anticipated changes in technology.

Any of these events could significantly disrupt our operations, impact user satisfaction and in turn our reputation and subject us to liability, which could materially and adversely affect our business operations, financial performance, financial condition, results of operations and prospects.

Our business depends upon the interoperability of our mobile app and platform with different devices, operating systems and third-party software that we do not control.

One of the most important features of our mobile app and platform is their broad interoperability with a range of devices, operating systems, and third-party applications. Our mobile app and platform are accessible from devices running various operating systems such as iOS and Android. We depend on the accessibility of our mobile app and platform across these third-party operating systems and applications that we do not control. Moreover, third-party services are constantly evolving, and we may not be able to modify our platform to assure our compatibility with that of other third parties following development changes. The loss of interoperability, whether due to actions of third parties or otherwise, could materially and adversely affect our business operations, financial performance, financial condition, results of operations and prospects.

As new mobile devices and mobile platforms are released, there is no guarantee that certain mobile devices will continue to support our platform or effectively roll out updates to our applications. Additionally, in order to deliver high-quality applications, we need to ensure that our platform is designed to work effectively with a range of mobile technologies, systems, networks, and standards. We may not be successful in developing or maintaining relationships with key participants in the mobile industry that enhance users’ experience. If consumers or driver partners that utilize our platform encounter any difficulty accessing or using our applications on their mobile devices or if we are unable to adapt to changes in popular mobile operating systems, platform growth and user engagement would be adversely affected.

We also depend on third parties maintaining open marketplaces, including the Apple App Store, Google Play and Huawei App Gallery, which make our mobile app available for download. We cannot assure you that the marketplaces, through which we distribute our mobile app, will maintain their current structures or that such marketplaces will not charge us fees to list our applications for download. If any such marketplaces cease to make our mobile app available for download, this would have a material adverse effect on our business.

In addition, we rely upon certain third parties to provide software or application programming interfaces (“APIs”) for our services and offerings, which are currently important to the functionality of our platform. If such third parties cease to provide access to such third-party software or APIs on terms that we believe to be attractive or reasonable, or do not provide us with the most current version of such software, we may be required to seek comparable solutions from other sources, which may be more expensive or inferior and/or adversely impact user experience. In some cases, such third-party commercial software may be difficult to replace, or become unavailable to us on commercially reasonable terms. Any such changes to or unavailability of third-party software or APIs could materially and adversely affect our business operations, financial performance, financial condition, results of operations and prospects.

If we do not adequately protect our intellectual property rights, or if third parties claim that we are misappropriating the intellectual property of others, we may incur significant costs and our business operations, financial performance, financial condition, results of operations and prospects may be adversely affected.

Our brand value and technology, including our intellectual property, are some of our core assets. We protect our proprietary rights through a combination of intellectual property and contractual rights. These may include patents, registered designs, trademarks, copyright, trade secrets, license agreements, confidentiality and non-disclosure agreements with third parties, employee and contractor disclosure and invention assignment agreements, and other similar contractual rights. The efforts we have taken to protect our intellectual property may not be sufficient or effective. In addition, it may be possible for other parties to copy or reverse-engineer our services and offerings or obtain and use the content of our website without authorization. Further, we may be unable to prevent competitors from acquiring domain names or trademarks that are similar to, infringe upon, or diminish the value of our domain names, trademarks, service marks and other proprietary rights. In the event of any unauthorized use of our intellectual property or other proprietary rights by third parties, legal and contractual remedies available to us may not adequately compensate us. We primarily rely on copyrights and confidential information (including source code, trade secrets, know-how and data) protections, for the purposes of protecting our core technologies and proprietary databases, rather than registered rights such as patents. Further, the registration of intellectual property can be costly, subject to complex laws, rules and regulations, and can be challenged by third parties, and we may choose to limit or not to pursue intellectual property registrations in the future. Our reliance on copyrights and confidential information protections, rather than registered intellectual property rights, may make it more difficult for us to protect some of our core technologies against third-party infringement and could increase the risk of third-party infringement actions against us.

We may also be unable to detect infringement of our intellectual property rights, and even if such violations are found, we may not be successful, and may incur significant expenses in protecting our rights. In addition, our competitors may independently develop technology or services that are equivalent or superior to our technology services. Any enforcement efforts may be time-consuming, costly and may divert management’s attention. Any failure to protect or any loss or dissolution of our intellectual property rights may have an adverse effect on our ability to compete and may adversely affect our business operations, financial performance, financial condition, results of operations and prospects.

Furthermore, as we face increasing competition and as our business grows, we may in the future receive notices that claim we have misappropriated, misused, or infringed upon other parties’ intellectual property rights. In addition, as our strategic alliances and partnerships at times involve sharing of intellectual property, we are subject to the risk of our partners alleging we have misappropriated or misused such partner’s intellectual property or our partners infringing our intellectual property.

Any intellectual property claims against us, regardless of merit, could be time consuming and expensive to settle or litigate, could divert our management’s attention and other resources, and could hurt goodwill associated with our brand. These claims may also subject us to significant liability for damages and may result in us having to stop using technology, content, branding, or business methods found to be in violation of another party’s rights. Certain adverse outcomes of such proceedings could adversely affect our ability to compete effectively in existing or future businesses.

We may also be required or may opt to seek a license for the right to use intellectual property held by others, which may not be available on commercially reasonable terms, or at all. Even if a license is available, we may be required to pay significant royalties, which may increase our operating expenses. If alternative technology, content, branding, or business methods for any allegedly infringing aspect of our business are not available, we may be unable to compete effectively or we may be prevented from operating our business in Singapore and other potential jurisdictions in the future.

The occurrence of any of the foregoing events could materially and adversely affect our business operations, financial performance, financial condition, results of operations and prospects.

We may not be able to make acquisitions or investments, or successfully integrate them into our business.

As part of our business strategy, we may enter into or regularly pursue a wide array of potential strategic transactions, including strategic investments, alliances, partnerships, joint ventures and acquisitions, in each case relating to businesses, technologies, services and other assets that we expect to complement our business or that we believe will help to grow our business.

These types of transactions involve numerous risks, including, among others:

●	intense competition for suitable targets and partners, which could increase prices and adversely affect our ability to consummate deals on favorable or acceptable terms;

●	complex technologies, terms and arrangements, which may be difficult to implement and manage;

●	failures or delays in closing transactions;

●	difficulties integrating brand identity, technologies, operations, existing contracts, and personnel;

●	failure to realize the anticipated return on investment, benefits or synergies;

●	exclusivity provisions which prevent us from providing a particular service outside of the strategic alliance or partnership in Singapore or other jurisdictions in the future which could serve to limit access to business opportunities;

●	failure to identify the problems, liabilities, or other shortcomings or challenges of an acquired company, partner or technology, including but not limited to issues related to intellectual property, cybersecurity risks, regulatory compliance practices, litigation, security interests over assets, contractual issues, revenue recognition or other accounting practices, or employee or user issues;

●	expanding into business activities where we have limited experience, such as financial services, car leasing etc, or no experience at all;

●	failure to retain key employees, to ensure that we can preserve value in the existing platform and avoid loss of institutional knowledge;

●	risks that regulatory bodies do not approve our acquisitions or business combinations or delay such approvals or other adverse reactions from regulators;

●	regulatory changes that require adjustments to our business or shareholding or rights in relation to subsidiaries or joint ventures; and

●	adverse reactions to acquisitions by investors and other stakeholders.

Each acquisition will require management bandwidth to integrate, commensurate to the size and scale of the acquisition, which may distract our management from executing our existing roadmap. If we fail to address the risks or other problems encountered in connection with future transactions such as the foregoing, or if we fail to successfully integrate or manage such transactions, our business operations, financial performance, financial condition, results of operations and prospects could be materially and adversely affected.

Any failure by us or our third-party service providers to comply with applicable anti-money laundering or other related laws and regulations could damage our business operations, reputation, financial performance, financial condition, and results of operation, or subject us to other risks.

Our payment and financial services related systems may, in Singapore and other potential markets, be governed by laws and regulations related to payment and financial services activities, including, among other things, laws and regulations relating to privacy, anti-money laundering, counter-terrorist financing, electronic funds transfers, systemic integrity risk assessments, cybersecurity of payment processes, and consumer protection. Our payment and financial services related activities may be susceptible to illegal and improper uses, including money laundering, terrorist financing, and payments to sanctioned parties. These laws and regulations to which we are now or in the future may be subject to are highly complex, may be vague, and could change and may be interpreted to make it difficult or impossible for us to comply with them. Moreover, activities in Singapore where we allow payments in cash may raise additional legal, regulatory, and operational concerns. Operating a business that uses cash may increase our compliance risks with respect to a variety of laws and regulations, including those referred to above. In addition, we may in the future offer new payment options that may be subject to additional regulations and risks. For example, a digital wallet links with a payment service provider. If we fail to comply with applicable laws and regulations, we may be subject to civil or criminal penalties, fines, and higher transaction fees, and we may lose our ability to accept or process online payment, payment card or other related transactions, which could make offerings on our platform less convenient and attractive. In the event of any failure to comply with applicable laws and regulations, our business operations, financial performance, financial condition, results of operations and prospects could be adversely affected.

As our business expands, we will need to continue to invest in compliance with applicable laws and regulations, and to conduct appropriate risk assessments and implement appropriate controls. Government authorities may scrutinize or seek to bring actions against us if our systems are used for improper or illegal purposes or if our risk management or controls are not adequately assessed, updated, or implemented, and the foregoing could result in financial or reputational harm to our business.

In addition, laws and regulations related to payments and financial services are evolving, and changes in such laws and regulations could affect our ability to provide services on our platform in the manner that we have done, expect to do, or at all. In addition, as we evolve our business or make changes to our operations, we may be subject to additional laws and regulations. Historical or future non-compliance with these laws and regulations could result in significant criminal and civil lawsuits, penalties, forfeiture of significant assets, or other enforcement actions. Costs associated with fines and enforcement actions, as well as reputational harm, changes in compliance requirements, or limits on our ability to expand our service offerings, could harm our business operations, financial performance, financial condition, results of operations and prospects.

We rely on our partnerships with financial institutions and other third parties for payment processing infrastructure and for the provision of services through our platform.

The convenient payment mechanisms provided by our mobile app and platform are key factors contributing to the development of our business. We rely on strategic partnerships with financial institutions and third parties such as Stripe for elements of our payment-processing infrastructure to process and remit payments to and from consumers and driver partners using our platform. If these companies become unwilling or unable to provide these services to us on acceptable terms or at all, our business may be disrupted. For certain payment methods, including credit and debit cards, we generally pay processing and gateway fees, and such fees result in costs.

In addition, online payment providers are under continued pressure to pay increased fees to banks to process funds, and there is no assurance that such online payment providers will not pass on any increased costs. If these fees increase over time, our operating costs will increase, which could materially and adversely affect our business operations, financial performance, financial condition, results of operations and prospects.

Failures of the payment processing infrastructure underlying our platform could cause consumers and driver partners to lose trust in our payment systems and could cause them to instead use our competitors’ platforms. If the quality or convenience of our payment processing infrastructure declines as a result of these limitations or for any other reason, the attractiveness of our business to driver partners could be adversely affected. If we are forced to migrate to other third-party payment service providers for any reason, the transition would require significant time and management resources, and may not be as effective, efficient, or well-received by platform users.

Additionally, online payment providers require us to comply with payment card network operating rules, which are set and interpreted by the payment card networks. The payment card networks could adopt new operating rules or interpret or reinterpret existing rules in ways that might prohibit us from providing certain services to some users, be costly to implement, or be difficult to follow. If we fail to comply with these rules or regulations, we may be subject to fines and higher transaction fees and/or lose our ability to accept credit and debit card payments from consumers or facilitate other types of online payments. Any of the foregoing risks could adversely affect our business operations, financial performance, financial condition, results of operations and prospects.

In addition, as a platform business, our business model generally provides a platform enabling driver partners and other third parties, such as insurance companies and financial institutions to reach a broader base of consumers. We believe that our platform holds potential in expanding the size and increasing the diversity of the customer base for insurance companies’ and financial institutions by serving as an outreach marketing tool which assist in increasing the exposure and awareness of the insurance companies and financial institutions to end riders who use our application. We achieve this by offering complimentary insurance coverage to our customers and facilitating payments through a variety of credit cards via Stripe, thereby promoting awareness of and familiarity of these insurance companies and financial institutions.

To the extent such third parties use other means to reach consumers instead of our platform, our business operations, financial performance, financial condition, results of operations and prospects could be adversely impacted as we do not provide the services offered through our platform ourselves.

Unfavorable media coverage could harm our business operations, financial performance, financial condition, results of operations and prospects.

From time to time, we are the subject of media coverage. Unfavorable publicity regarding, among other things, our business model or offerings, user support, technology, platform changes, platform quality, privacy or security practices, regulatory compliance, financial or operating performance, accounting judgments or management team could adversely affect our reputation. Such negative publicity could also harm the size of our network and the engagement and loyalty of consumers and driver partners that utilize our platform, which could adversely affect our business operations, financial performance, financial condition, results of operations and prospects. Negative publicity could also draw regulator attention and lead to regulatory action or new laws or regulations impacting our business. In addition, the foregoing risks are increased by the widespread use of social media and the increasing incidence of fake or unsubstantiated news, particularly on social media and other online platforms.

As our platform continues to scale and public awareness of our brand increases, any future issues that draw media coverage could have an amplified negative effect on our reputation and brand. In addition, negative publicity related to key brands or influencers that we have partnered with may damage our reputation, even if the publicity is not directly related to us. The occurrence of any of the foregoing could materially and adversely affect our business operations, financial performance, financial condition, results of operations and prospects.

We rely on the Land Transport Authority of Singapore for the validity of certain licenses.

All potential driver partners are required to go through our security and safety screening checks before being qualified as a driver partner on our platform. Part of this profile verification involves ensuring that driver partners have valid licenses issued by the Land Transport Authority of Singapore, in particular, the Taxi Driver’s Vocational License (TDVL) and/or the Private Hire Car Driver’s Vocational License (PDVL). These licenses are a requirement for potential driver partners in Singapore that use our platform, pursuant to applicable law, and our business may be adversely affected to the extent that we depend on the Land Transport Authority of Singapore for the accuracy for such licenses still subsisting, or whether it has been revoked.

If the Land Transport Authority of Singapore’s information to us on the validity of such licenses is inaccurate, unqualified drivers may be permitted to conduct passenger trips or make quick commerce deliveries on our platform, and as a result, we may be unable to adequately protect or provide a safe environment for consumers. Qualified drivers may also be inadvertently excluded from our platform, which could adversely affect our reputation and brand.

Any of the foregoing risks could materially and adversely affect our business operations, financial performance, financial condition, results of operations and prospects.

We depend on talented, experienced and committed personnel, including engineers, to grow and operate our business, and if we are unable to recruit, train, motivate and retain qualified personnel, particularly in the technology sector, our business operations, financial performance, financial condition, results of operations and prospects may be materially and adversely affected.

Due to the nature of our industry, our business needs to constantly upgrade our technical systems which in turn depends on the skills and capability of our employees. In the event we are not able to attract or retain talent, our business may be adversely affected. Therefore, a fundamental driver of our ability to succeed is our ability to recruit, train and retain high-quality management, operations, engineering, and other personnel who are in high demand, are often subject to competing employment offers and are attractive recruiting targets for our competitors. Our senior management, mid-level managers and technology sector employees, including software engineers, DevOps engineers, data analysts, senior product manager, graphic designer are instrumental in implementing our business strategies, executing our business plans and supporting our business operations and growth. There is particularly acute competition for technology sector and technology development employees in Singapore. In addition, we depend on the continued services and performance of our key personnel. Our chairman and CEO, Mr. Terence Zou, and CFO, Mr. Lang Chen Fei and their involvement in our business are important to our success. These key executives play a central role in the development and implementation of our business strategies and initiatives. Any decrease in the involvement of any of these key executives in our business or loss of key personnel, particularly to competitors, could have an adverse effect on our business operations, financial performance, financial condition, results of operations and prospects. The unexpected or abrupt departure of one or more of our key personnel and the failure to effectively transfer knowledge and effect smooth key personnel transitions may in the future have an adverse effect on our business resulting from the loss of such person’s skills, knowledge of our business, and years of industry experience. Although our employment contracts contain non-compete clauses, there is the risk that such non-compete clauses may be deemed unenforceable under applicable law.

To attract and retain key personnel, we use equity incentives, among other measures, which may not be sufficient to attract and retain the personnel we require to operate our business effectively. As demand in the technology sector intensifies, we may be required to offer more in terms of cash or equity in order to attract and retain talent, which would increase our expenses. The equity incentives we use to attract, retain, and motivate employees may not be effective, particularly if the value of the underlying stock does not increase commensurate with expectations or consistent with our historical growth. We may need to invest significant amounts of cash and equity to attract and retain new employees and expend significant time and resources to identify, recruit, train and integrate such employees, and we may never realize returns on these investments. If we are unable to attract and retain high-quality management and operating personnel as and when required, our business operations, financial performance, financial condition, results of operations and prospects could be adversely affected.

Our ability to recruit and retain talent at desired compensation levels could also be limited by government policies, which at times may favor Singapore nationals rather than hiring talent from abroad, which could impact our talent pool and the costs associated with it. Our ability to recruit and retain talent and maintain good relations with our employees could also be impacted by employee activism over social, political or other matters. There is no assurance that there will be no loss of any of our talented, experienced and committed personnel or that our management succession plans will be successful in grooming successors.

Adverse litigation judgments or settlements resulting from legal proceedings in which we may be involved could expose us to monetary damages or limit the ability to operate our business.

In the course of our business, we may be involved in private actions, collective actions, class actions, investigations, and various other legal proceedings by driver partners, consumers, employees, commercial partners, competitors, or government agencies, among others, relating to, for example, personal injury or property damage cases, wrongful act, subrogation, employment or labor-related disputes such as wrongful termination of employment, consumer complaints, disputes with driver partners, contractual disputes with consumers or suppliers, disputes with third parties and regulatory inquiries or proceedings relating to compliance with competition and data privacy regulations. The results of any such litigation, investigations, and legal proceedings are inherently unpredictable and may be expensive. Any claims against us, whether meritorious or not, could be time consuming, costly, and harmful to our reputation, and could require significant amounts of management time and corporate resources. Furthermore, we may be held jointly responsible for claims against third parties offering their services through our platform, including driver partners. If any of these legal proceedings were to be determined adversely to us, or we were to enter into any settlement arrangement, we could be exposed to monetary damages or be forced to change the way in which we operate our business, which could have an adverse effect on our business operations, financial performance, financial condition, results of operations and prospects.

Any such disputes or future disputes could subject us to negative publicity, have an adverse impact on our brand and reputation, divert management’s time and attention, involve significant costs and otherwise materially and adversely affect our business operations, financial performance, financial condition, results of operations and prospects.

We track certain operating metrics with internal systems and tools and do not independently verify such metrics. Certain of our operating metrics are subject to inherent challenges in measurement, and any real or perceived inaccuracies in such metrics may adversely affect our business and reputation.

We track certain key operating metrics, including, among others, our Gross Merchandise Value (“GMV”), driver partners incentives, and consumer incentives, with internal systems and tools that are not independently verified by any third party and which may differ from estimates or similar metrics published by third parties due to differences in sources, methodologies, or the assumptions on which we rely. Our internal systems and tools have a number of limitations, and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose. If the internal systems and tools we use to track these metrics undercount or overcount performance or contain algorithmic or other technical errors, the data we report may not be accurate. While these numbers are based on what we believe to be reasonable estimates of our metrics for the applicable period of measurement, there are inherent challenges in measuring how our platform is used. For example, the accuracy of our operating metrics could be impacted by fraudulent users of our platform, and further, we believe that there are consumers who have multiple accounts, even though this is prohibited in our Terms of Service and we implement measures to detect and prevent this behavior. Consumer usage of multiple accounts may cause us to overstate the number of consumers on our platform. In addition, limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which could affect our long-term strategies. If our operating metrics are not accurate representations of our business, if investors do not perceive our operating metrics to be accurate, or if we discover material inaccuracies with respect to these figures, we expect that our business operations, financial performance, financial condition, results of operations and prospects could be materially and adversely affected.

Our use of open-source software (OSS) under restrictive licenses could: (i) adversely affect our ability to license and commercialize certain elements of our proprietary code based on the commercial terms of our choosing; (ii) result in a loss of our trade secrets or other intellectual property rights with respect to certain portions of our proprietary code; and (iii) subject us to litigation and other disputes.

In general, the incorporation of OSS would be a potential cause of concern where the OSS is licensed under restrictive OSS licenses. Under restrictive OSS licenses, a licensee could be required to release to the public the source code of certain elements of its proprietary software which incorporate OSS or modified OSS in a certain manner; and (ii) have been conveyed or distributed to the public, or which the public interacts with. In some cases, restrictive OSS licenses may require a licensee to ensure that elements of its proprietary software are licensed to the public on the terms set out in the relevant OSS license or at no cost. This could allow competitors to use certain elements of the licensee’s proprietary software on a relatively unrestricted basis or develop similar software at a lower cost.

OSS licensors generally do not provide warranties for their OSS, and the OSS may contain security vulnerabilities that we must actively manage or patch. It may be necessary for us to commit substantial resources to remediate our use of OSS under restrictive OSS licenses, for example by engineering alternative or work-around code.

There is an increasing number of OSS license types, and the terms under many of these licenses are unclear or ambiguous, and have not been interpreted by Singapore or foreign courts, and therefore, the potential impact of such licenses on our business is not fully known or predictable. As a result, these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our own proprietary code (and in particular the elements of our proprietary code which incorporates OSS or modified OSS). Furthermore, we could become subject to lawsuits or claims challenging our use of OSS or compliance with OSS license terms. If unsuccessful in these lawsuits or claims, we may face IP infringement or other liabilities, be required to seek costly licenses from third parties for the continued use of third-party IP, be required to re-engineer elements of our proprietary code base (e.g. for the sake of avoiding third-party IP infringement), discontinue or delay the use of infringing aspects of our proprietary code base (such as if re-engineering is not feasible), or disclose and make generally available, in source code form, certain elements of our proprietary code.

More broadly, the use of OSS can give rise to greater risks than the use of commercially acquired software, since open-source licensors usually limit their liability in respect of the use of the OSS, and do not provide support, warranties, indemnifications or other contractual protections regarding the use of the OSS which would ordinarily be provided in the context of commercially acquired software.

Any of the foregoing could adversely impact the value of certain elements of our proprietary code base, and our ability to enforce our intellectual property rights in such code base against third parties. In turn, this could materially and adversely affect our business operations, financial performance, financial condition, results of operations and prospects.

Increases in fuel, energy, and other costs could adversely affect us.

Factors such as inflation, increased fuel prices, and increased vehicle purchase, rental, or maintenance costs may increase the costs incurred by the driver partners when providing services on our platform. Many of the factors affecting driver partner costs are beyond their control. In many cases, these increased costs may cause driver partners to spend less time providing services on our platform or to seek alternative sources of income. A decreased supply of consumers and driver partners on our platform could harm our business operations, financial performance, financial condition, results of operations and prospects.

Additionally, as with other businesses in Singapore, we expect to face inflationary pressures and a general trend of increase in the costs of overheads such as utilities. Singapore has raised its Goods and Services Tax (“GST”) from 7% to 8% in 2023 and is planning a further GST raise from 8% to 9% in 2024, which could further contribute to cost increases as well. These factors may materially and adversely affect our business operations, financial performance, financial condition, results of operations and prospects.

We allow consumers to pay for rides through our platform using cash, which raises numerous operational and safety concerns.

We allow consumers to use cash to pay the driver partners the entire fare of rides (including the service fee payable to us by driver partners from such rides). The use of cash raises numerous operational and safety concerns. The use of cash can increase safety and security risks for the driver partners, including potential robbery, assault, violent or fatal attacks, and other criminal acts. We have undertaken steps to minimize the use of cash by encouraging the use of credit and debit card payments, and providing consumer incentives to encourage the use of RydeCoins. Additionally, in the event that individual accounts breach or are suspected to have breached the terms of use policies, the use of cash will be suspended to reduce fare evasion and phantom bookings. As of the date of this annual report, the use of cash for certain consumer accounts has been temporarily disabled based on our security algorithms.

In addition, establishing the proper infrastructure to ensure that we receive the correct fee on cash trips is complex, and has in the past meant and may continue to mean that we cannot collect the entire fee for certain cash-based transactions. We have created a system for us to collect and properly account for cash received, though it may not always be effective or convenient. Our system allows us to collect service fee and commissions on cash-based trips by offsetting the amount of cash we would have collected, from the digital wallets of our driver partners. Should the amount in the driver partners’ digital wallet fall below a certain threshold, we will disable the cash payment option for such accounts for consequent trips in order to mitigate the risk of not being able to collect our commissions from driver partners for such cash-based trips. Creating, maintaining, and improving these systems requires significant effort and resources, and we cannot guarantee these systems will be effective in collecting amounts due to us. Further, operating a business that uses cash raises compliance risks with respect to a variety of rules and regulations, including anti-money laundering laws. If driver partners fail to pay us under the terms of our agreements or if our collection systems fail, we may be adversely affected by both the inability to collect amounts due and the cost of enforcing the terms of our contracts, including litigation. Such collection failure and enforcement costs, along with any costs associated with a failure to comply with applicable rules and regulations, could materially and adversely affect our business operations, financial performance, financial condition, results of operations and prospects.

We have insurance coverage provided by third parties, and we are subject to the risk that this may be insufficient or that insurance providers may be unable to meet their obligations.

We depend on (i) insurance coverage for driver partners and on other types of insurance for additional risks related to our business, and (ii) the driver partners’ ability to procure and maintain insurance required by law. We maintain a number of insurance policies, including, but not limited to, workers’ compensation, and director and officers’ liability. If our insurance providers change the terms of our policies in an adverse manner, our insurance costs could increase, and if the insurance coverage we maintain is not adequate to cover losses that occur, we could be liable for additional costs. Additionally, there are certain types of losses such as from wars, acts of terrorism or some acts of God that generally are not insured because they are either uninsurable or not economically insurable. In the event any of our insurance providers become insolvent, we would be unable to pay any claim that we make.

For example, the relevant regulator requires driver partners to carry automobile insurance in Singapore. We rely on a limited number of insurance providers, and should such providers discontinue or increase the cost of coverage, we cannot guarantee that we, on behalf of driver partners, would be able to secure replacement coverage on reasonable terms or at all. If we are required to purchase additional insurance for other aspects of our business, or if we fail to comply with regulations governing insurance coverage, our business could be harmed.

We may also be subject to claims of significant liability based on traffic accidents, injuries, or other incidents that are claimed to have been caused by the driver partners. Even if these claims do not result in liability, we could incur significant costs in investigating and defending against them. If we are subject to claims of liability relating to the acts of driver partners or others using our platform, we may be subject to negative publicity and incur additional expenses, which could materially and adversely affect our business operations, financial performance, financial condition, results of operations and prospects.

We have plans to expand to other countries and are therefore subject to potential risks associated with operating and investing in these countries.

We currently derive all of our revenue from our operations in Singapore. However, we have plans to expand our business in other countries. Our potential operations and investments in these countries may be subject to various risks related to the economic, political and social conditions of the countries in which we may operate in, including risks related to the following:

●	inconsistent and evolving regulations, licensing and legal requirements may increase our operational risks and cost of operations among the countries in which we may operate in;

●	currencies may be devalued or may depreciate or currency restrictions or other restraints on transfer of funds may be imposed;

●	the effects of inflation within these countries generally and/or within any specific country in which we may operate may increase our cost of operations;

●	governments or regulators may impose new or more burdensome regulations, taxes or tariffs;

●	political changes may lead to changes in the business, legal and regulatory environments in which we may operate in;

●	economic downturns, political instability, civil disturbances, war, military conflict, religious or ethnic strife, terrorism and general security concerns may negatively affect our operations;

●	enactment or any increase in the enforcement of regulations, including, but not limited to, those related to personal data protection and localization and cybersecurity, may incur compliance costs;

●	health epidemics, pandemics or disease outbreaks (including the COVID-19 outbreak) may affect our operations and demand for our offerings; and

●	natural disasters like volcanic eruptions, floods, typhoons and earthquakes may impact our operations severely.

For example, volatile political situations in certain Southeast Asian countries could impact our business. Any disruptions in our business activities or volatility or uncertainty in the economic, political or regulatory conditions in the markets we potentially may operate in could adversely affect our business operations, financial performance, financial condition, results of operations and prospects.

Additionally, the laws in the countries in which we potentially may operate may change and their interpretation and enforcement may involve significant uncertainties that could limit the reliability of the legal protections available to us. We cannot predict the effects of future developments in the legal regimes in the countries in which we may potentially operate.

Any of the foregoing risks could materially and adversely affect our business operations, financial performance, financial condition, results of operations and prospects.

Negative publicity, including those relating to any of our Directors, executive officers, shareholders of more than 5% of our Ordinary Shares, may adversely affect our share price.

Negative publicity or announcements, including those relating to any of our Directors, executive officers, shareholders of more than 5% of our Ordinary Shares, with or without merit, may adversely affect the market perception of our Group or the performance of the price of our shares, whether or not it is justified. For instance, such negative publicity may arise from unsuccessful attempts in joint ventures, acquisitions or take-overs, or involvement in litigation or insolvency proceedings.

Natural events, wars, terrorist attacks and other acts of violence involving any of the countries in which we have plans to expand into in the future could adversely affect our operations.

Natural disaster events (such as earthquakes, tsunamis, volcanic eruptions, floods, tropical weather conditions and landslides), terrorist attacks, civil unrest, protests and other acts of violence or war may adversely disrupt our operations in the countries we may expand into in the future, lead to economic weakness in such countries in which they occur and affect worldwide financial markets, and could potentially lead to economic recession, which could materially and adversely affect our business operations, financial performance, financial condition, results of operations and prospects. These events could precipitate sudden significant changes in regional and global economic conditions and cycles. These events may also potentially pose significant risks to our people and to our business operations.

RISKS RELATING TO OUR SECURITIES

An active trading market for our Class A Ordinary Shares may not be established or, if established, may not continue and the trading price for our Class A Ordinary Shares may fluctuate significantly.

We cannot assure you that a liquid public market for our Class A Ordinary Shares will be established. If an active public market for our Class A Ordinary Shares does not occur, the market price and liquidity of our Class A Ordinary Shares may be materially and adversely affected.

We may not maintain the listing of our Class A Ordinary Shares on the NYSE American which could limit investors’ ability to make transactions in our Class A Ordinary Shares and subject us to additional trading restrictions.

We listed our Class A Ordinary Shares on the NYSE American. In order to continue listing our shares on the NYSE American, we must maintain certain financial and share price levels and we may be unable to meet these requirements in the future. We cannot assure you that our shares will continue to be listed on the NYSE American in the future.

If the NYSE American delists our Class A Ordinary Shares and we are unable to list our shares on another national securities exchange, we expect our shares could be quoted on an over-the-counter market in the United States. If this were to occur, we could face significant material adverse consequences, including:

(a)	a limited availability of market quotations for our Class A Ordinary Shares;

(b)	reduced liquidity for our Class A Ordinary Shares;

(c)	a determination that our Class A Ordinary Shares are “penny stock”, which will require brokers trading in our shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

(d)	a limited amount of news and analyst coverage; and

(e)	a decreased ability to issue additional securities or obtain additional financing in the future.

As long as our Class A Ordinary Shares are listed on the NYSE American, U.S. federal law prevents or pre-empts the states from regulating their sale. However, the law does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar their sale. Further, if we were no longer listed on the NYSE American, we would be subject to regulations in each state in which we offer our shares.

The trading price of our Class A Ordinary Shares may be volatile, which could result in substantial losses to investors.

The trading price of our Class A Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in Singapore that have listed their securities in the United States.

In addition to market and industry factors, the price and trading volume for our shares may be highly volatile for factors specific to our own operations, including the following:

(a)	fluctuations in our revenue, earnings and cash flow;

(b)	changes in financial estimates by securities analysts;

(c)	additions or departures of key personnel;

(d)	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

(e)	potential litigation or regulatory investigations.

Any of these factors may result in significant and sudden changes in the volume and price at which our shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our business, financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A Ordinary Shares, the market price for our Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about us or our business. If one or more analysts downgrade their assessment on our Class A Ordinary Shares or publish inaccurate or unfavorable research about our business, the market price for our Class A Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, or if these securities analysts are not widely respected within the general investment community, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Class A Ordinary Shares to decline.

Short selling may drive down the market price of our Class A Ordinary Shares.

Short selling is the practice of selling shares that the seller does not own but rather has borrowed from a third party with the intention of buying identical shares back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the shares between the sale of the borrowed shares and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the shares to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling the shares short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable publicity, whether such allegations are proven to be true or untrue, we would have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

There can be no assurance that we will not be a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences for U.S. investors who own our securities.

We are a non-U.S. corporation and, as such, we will be classified as a passive foreign investment company (“PFIC”) for any taxable year if, for such year, either:

(a)	at least 75% of our gross income for the year is passive income; or

(b)	the average percentage of our assets (determined at the end of each quarter) during the taxable year that produced passive income or that are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

Based on the current and projected composition of our income and assets, and the expected value of our assets, including goodwill, which is based on the expected price of our Class A Ordinary Shares in the offering, we do not expect to be a PFIC for the current taxable year. However, because PFIC status is determined on an annual basis, and therefore our PFIC status for the current taxable year and any future taxable year will depend upon the future composition of our income and assets, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC for any taxable year during which a U.S. investor holds Class A Ordinary Shares, we generally would continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds such Class A Ordinary Shares, even if we ceased to meet the threshold requirements for PFIC status. In such case, such a U.S. investor generally will be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) compliance with certain reporting requirements. We do not intend to provide the information that would enable investors to make a qualified electing fund election that could mitigate the adverse U.S. federal income tax consequences should we be a PFIC. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of owning and disposing of Class A Ordinary Shares if we are to become classified as a PFIC.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company”, as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

In addition, Section 102(b)(1) of the JOBS Act exempts an emerging growth company from being required to comply with new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period, although we have already adopted certain new and revised accounting standards based on transition guidance permitted under such standards. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards, which may make our Class A Ordinary Shares less attractive to investors. In addition, if we cease to be an emerging growth company, we will no longer be able to use the extended transition period for complying with new or revised accounting standards.

We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

(a)	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

(b)	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

(c)	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

(d)	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We are required to file an annual report on Form 20-F within four (4) months after the end of each fiscal year. In addition, we intend to publish our financial results on a semi-annual basis through press releases distributed pursuant to the rules and regulations of the NYSE American. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.

The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed on December 31, 2023, and, accordingly, the next determination will be made with respect to us on December 31, 2024. In the future, we would lose our foreign private issuer status if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. Holders and any one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, Directors and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the NYSE American. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NYSE American corporate governance listing standards.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing requirements of the NYSE American. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing requirements of the NYSE American. We will rely on home country practice to be exempted from certain of the corporate governance requirements of the NYSE American, namely:

(i)	there will not be a necessity to hold meetings of board of directors on at least a quarterly basis, or the requirement for independent directors to have regularly scheduled executive sessions at least annually without the presence of non-independent directors and management; and

(ii)	there will be no requirement for the Company to obtain shareholder approval with respect to (a) the establishment (or material amendment to) a stock option or purchase plan or other equity compensation arrangement as specified in Section 711 of the NYSE American LLC Company Guide; (b) the issuance of additional shares as sole or partial consideration for an acquisition of the stock or assets of another company in the circumstances specified in Section 712 of the NYSE American LLC Company Guide; and (c) the issuance of additional shares in connection with a transaction specified in Section 713 of the NYSE American LLC Company Guide, or that will result in a change of control of the Company.

We will incur significantly increased costs and devote substantial management time as a result of the listing of our Class A Ordinary Shares on the NYSE American.

We are required to comply with the requirements of the rules and regulations of the SEC and the NYSE American rules, including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a public company or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us and our business may be adversely affected.

Some members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and regulations and the continuous scrutiny of securities analysts and investors. The need to establish the corporate infrastructure demanded of a public company may divert the management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. Furthermore, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and consequently we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations and prospects. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, compensation committee and nominating committee, and qualified executive officers.

As a result of disclosure of information in this annual report and in filings required of a public company, our business and financial condition is more visible than private companies, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and, even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could cause an adverse effect on our business, financial condition, results of operations, prospects and reputation.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability, and conduct all of our operations through our subsidiary, Ryde Technologies Pte. Ltd., outside the United States. All of our assets are located, and our officers and directors reside, and the assets of such persons are located, outside the United States. As a result, it could be difficult or impossible for you to bring an action against us or against these individuals outside of the United States in the event that you believe that your rights have been infringed upon under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and Singapore could render you unable to enforce a judgment against our assets or the assets of our directors and officers.

In addition, our corporate affairs are governed by our memorandum and articles of association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our Directors and us, actions by minority shareholders and the fiduciary duties of our Directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, which are generally of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our Directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, a list of the current directors of the company, the register of mortgages and charges and any special resolutions passed by our shareholders) or to obtain copies of lists of shareholders of these companies. Our Directors are not required under our memorandum and articles of association to make our corporate records available for inspection by our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

The courts of the Cayman Islands are unlikely (i) to recognize or enforce judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state securities laws; and (ii) in original actions brought in the Cayman Islands, to impose liabilities predicated upon the civil liability provisions of the federal securities laws of the United States or any state securities laws, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by our management or members of the board of Directors than they would as shareholders of a company incorporated in a U.S. state.

We are exposed to risks arising from fluctuations of foreign currency exchange rates.

As our shares are quoted in US$ on the NYSE American, dividends, if any, in respect of our shares will be paid in US$. Fluctuations in the exchange rate between the US$ and other currencies will affect, amongst other things, the foreign currency value of the proceeds which a shareholder would receive upon sale of our shares and the foreign currency value of dividend distributions.

Future issuance of shares by us and sale of shares by our existing shareholders may adversely affect the price of our Class A Ordinary Shares.

In the event we issue or our shareholders sell substantial amounts of our shares in the public market, the price of our shares may be adversely affected. The sale of a significant number of shares in the public market on the NYSE American, or the issue of further new securities by us, or the perception that such sales or issues may occur, could materially affect the market price of our shares. Such issues or sales may also make it difficult for us to issue new shares and raise the necessary funds in the future at a time and price we deem appropriate.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

Our authorized and issued Ordinary Shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A Ordinary Shares are entitled to one vote per share, while holders of Class B Ordinary Shares are entitled to 10 votes per share. Each Class B Ordinary Shares is convertible into one Class A Ordinary Shares at any time by the holder thereof, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The holder of Class B Ordinary Shares have the ability to control matters requiring shareholders’ approval, including any amendment of our memorandum and articles of association and approval over any change of control transactions. Any conversions of Class B Ordinary Shares into Class A Ordinary Shares may dilute the percentage ownership of the existing holders of Class A Ordinary Shares within their class of Ordinary Shares.

Our founder, chairman of the board of directors and chief executive officer, Mr. Terence Zou, and DLG Ventures Pte. Ltd. beneficially own all of our issued and outstanding Class B Ordinary Shares. These Class B Ordinary Shares constitute approximately 21.9% of our total issued and outstanding share capital and approximately 69.5% of the aggregate voting power of our total issued and outstanding share capital as of the date of this annual report. As a result of the dual-class share structure and the concentration of ownership, holders of Class B Ordinary Shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A Ordinary Shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A Ordinary Shares may view as beneficial.

If securities or industry analysts do not publish or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our Class A Ordinary Shares, the market price for our Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares depends in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our Class A Ordinary Shares or publishes inaccurate or unfavorable research about our business, the market price for our Class A Ordinary Shares would likely decline. If one or more of these analysts cease coverage of the Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Class A Ordinary Shares to decline.

The conversion by the holders of Class B Ordinary Shares into Class A Ordinary Shares will result in a dilution of the percentage ownership of the existing holders of Class A Ordinary Shares within their class of Ordinary Shares.

Holders of Class B Ordinary Shares may convert each Class B Ordinary Shares into one fully paid Class A Ordinary Shares at any time. The right to convert is exercisable by the holder of the Class B Ordinary Shares by delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares.

In addition, upon the occurrence of any of the following events:

(i) any sale, transfer, assignment or disposition of Class B Shares by a holder thereof to any person which is not an affiliate of such holder;

(ii) a change of beneficial ownership of any Class B Shares as a result of which any person who is not an affiliate of the holders of such Ordinary Shares becomes a beneficial owner of such Ordinary Shares;

(iii) the death of Zou Junming Terence;

(iv) the incapacity of Zou Junming Terence (as determined by a certified medical professional); or

(v) the effective date of termination of Zou Junming Terence’s directorship or employment,

in relation to paragraphs (i) and (ii) only, the Class B Shares held by the relevant holder and, in relation to paragraphs (iii), (iv) and (v) only, the Class B Shares held by Zou Junming Terence and DLG Ventures Pte. Ltd., shall be automatically and immediately converted into an equal number of Class A Shares.

Accordingly, the conversion by any holder of Class B Ordinary Shares held by it into Class A Ordinary Shares will result in a dilution of the percentage ownership of the existing holders of Class A Ordinary Shares within their class of Ordinary Shares.

We may not be able to declare dividends in the future.

We are not legally or contractually required to pay dividends and any determination to pay dividends in the future will be entirely at the discretion of our Board, taking into consideration a number of factors including our level of cash and retained earnings, our financial performance, capital expenditure and expansion plans, working capital requirements and general financial condition, the ability of our subsidiaries to declare and pay dividends to our Company and any applicable restrictions and any other factors that our Board may deem relevant.

Pursuant to the Companies Act, no dividends may be paid except out of profits or share premium, and provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Our ability to declare dividends to our shareholders in the future will be contingent on our future financial performance and distributable reserves of our Company. This is in turn dependent on our ability to implement our future plans, and on regulatory, competitive and technical factors and other factors such as general economic conditions, demand for our ride-hailing and quick commerce services and other factors exclusive to the mobility and quick commerce industry, many of which are beyond our control. Any of these factors could have a material adverse effect on our business operations, prospects, financial position and results of operations, and hence there is no assurance that we will be able to pay dividends to our shareholders.

The receipt of dividends from our subsidiaries may also be affected by the passage of new laws, adoption of new regulations and other events outside our control, and our subsidiaries may not continue to meet the applicable legal and regulatory requirements for the payment of dividends in the future. Source withholding tax and exchange rate fluctuations may also apply to dividends and distributions from our subsidiaries to us. If our subsidiaries stop paying dividends or reduce the amount of the dividends they pay to our Company, or dividends become subject to increased tax because of changes in ownership of our subsidiaries or changes in tax laws or treaties, it would have an adverse effect on our ability to pay dividends on our Shares.

Further, in the event that we are required to enter into any loan arrangements with any financial institutions, covenants in the loan agreements may also limit when and how much dividends we can declare and pay out.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Corporate History

Our Company, Ryde Group Ltd, was incorporated in the Cayman Islands on February 21, 2023 under the Companies Act as an exempted company with limited liability. We currently operate in Singapore, with our core businesses in the following segments:

(i)	mobility, where we provide on-demand and scheduled carpooling and ride-hailing services, matching riders to our driver partners; and

(ii)	quick commerce, where we provide on-demand, scheduled, and multi-stop parcel delivery services.

We set out below our key milestones, which show the growth journey of our Group and development of our service offerings throughout the years.

Year	Milestone
2014	Ryde Technologies Pte. Ltd. was founded by Mr. Terence Zou, our chairman and CEO. At this point in time, well known players Uber and Grab had begun to provide ride hailing services for private hire drivers. We differentiated ourselves by intending to provide an on-demand carpooling offering via our mobile app, with the aim of providing a cleaner, greener, and more efficient way for point-to-point transport users in Singapore to get around. We had a vision to become a technology-focused “Super mobility app” where multiple mobility tools can be accessed and function seamlessly out of a single app, offering ultimate convenience and reliability for consumers.

2015	We launched our on-demand carpooling app to market with the intention of growing our business within the carpooling vertical.

2016	As a young company, we required resources in order to advance our technology capabilities. To this end, we raised S$1 million from a venture capital company. The funds were used to grow our in-house technology team, improving our technology offerings, as well as for initiatives to grow our driver partner supply.

2017

Our in-house technology team identified that, though our carpooling app was able to leverage the technology to provide on-demand carpooling services, the traditional taxi industry in Singapore did not appear to be able to fully utilize the benefits of such technological advances, leading to what we believe was a less than ideal consumer experience, driven by issues such as long wait times for taxis, and acceptance of limited types of non-cash payments or cash-only payments.

To this end, we expanded our service offerings to include ride-hailing services for taxis. Our first taxi partnership was with a Singapore Exchange Securities Trading Limited (“SGX-ST”) listed transport company. We onboarded their taxis onto our platform, enabling their taxi drivers to accept taxi-bookings via services integration with our app, as well as allowing our mobile app to connect with their technology infrastructure where needed. Our expansion efforts were supported by the venture capital company that invested an additional S$2.5 million to aid us in further development of our technology infrastructure.

37

2018

We addressed a gap in the market and launched our on-demand pet-friendly travel option, RydePET in February 2018.

In March 2018, Grab acquired Uber’s Southeast Asia operations, which included Singapore. Uber’s exit from the Singapore market, coupled with our success in executing ride-hailing for taxis via our partnership with the SGX-ST listed transport company, prompted us to seize the opportunity to expand our ride-hailing services by entering the private hire driver space.

In May 2018, we became a full-fledged ride-hailing provider as we launched our RydeX service, which comprised of private hire driver fleets.

Our expansion to becoming a full-fledged ride-hailing provider, providing both carpooling and ride-hailing, led us to continue to focus on innovating mobility related lifestyle offerings. To this end, we piloted RydeSEND, our on-demand parcel delivery service, with a beta version launch in September.

2019	Facing stiffer competition following the launch of Gojek’s ride-hailing services in late 2018, we embarked on a strategy to keep our operations lean, charging a competitive commission and platform fee to driver partners and consumers respectively, which helped to entice drivers to join our platform, while keeping consumer demand stable. Bearing in mind the importance of growing our driver partner supply with the greater competition present, we partnered with another transport company to enable their taxi drivers to accept taxi-bookings via services integration with our app, increasing our ride-hailing supply of taxis.

2020

We continued to focus on enhancing our technology platform in order to remain as a low cost, high quality, and convenient choice for consumers to access mobility or parcel delivery services. In January, DLG Ventures Pte. Ltd. (“DLG”) came onboard as an investor, providing S$2.3 million in capital to support us in building up our technology team and offerings. With DLG’s support, we have been able to expand our technology team, which will enable us to enhance our technology platform. This will not only help us offer a better user experience but also allow us to stay competitive in the rapidly evolving ride-hailing market.

In April, the COVID-19 pandemic led to Singapore entering a lockdown period that resulted in many temporary restrictions and on and off adjustments for the ride-hailing industry. Our team deployed innovative, non-monetary schemes to encourage our driver partners to take on and complete more trips.

Maintaining and growing our driver partner supply is a constant priority for us and we therefore partnered with another transport company to enable their taxi drivers to accept taxi-bookings via services integration with our app, further increasing our available ride-hailing taxi fleet size.

2021

Following the LTA’s introduction of a new regulatory framework for the Point-to-Point (P2P) sector in October 2020, we obtained our P2P licenses which came into effect on 30 October 2020 to operate both carpooling and ride-hailing services. As at date of this annual report, we are one of two players that holds both the Car-Pool Service Operator License and the Ride-Hail Service Operator License.

To further add value for consumers, we rolled out two new adjacent tools. In June, we piloted a deal with an insurance company to provide complimentary insurance for riders who make trips using our Ryde platform, and in December, we launched Ryde+, a value subscription plan for users that unlocks exclusive perks and additional savings on their rides.

2022	In February, we introduced an advance booking function for RydeSEND to allow consumers to schedule delivery, as well as an up-to six (6) stops option, to meet the growing demand of our quick commerce offering.

2023	In February, we acquired Meili Technologies Pte. Ltd. for their software technology to and existing key contractual relationships they have with various clients to further enhance our competitive technology. We also launched support for motorcyclists and walkers to become RydeSEND delivery partners in order to increase our pool of delivery partners to improve our overall fulfillment rate.

2024	In March, the Company completed its initial public offering. The Class A Ordinary Shares began trading on March 6 on the NYSE American under the ticker symbol “RYDE”.

Corporate Information

Our principal executive offices are located at Duo Tower, 3 Fraser Street, #08-21, Singapore 189352. Our telephone number at this address is +65-9665-3216. Our registered office in the Cayman Islands is located at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711. Our principal website address is https://rydesharing.com. The information contained on our website does not form part of this annual report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at the website of http://www.sec.gov.

4.B. Business Overview

Overview

Our mission is to positively impact the lives of all drivers through leveraging technology to better facilitate the movement of people and goods.

Our vision is to become a “Super mobility app” where multiple mobility tools can be accessed and function seamlessly out of a single app, offering ultimate convenience and reliability for our customers.

We believe that the key to the success of our platform is our large network of driver partners and consumers, proprietary technology, operational excellence, and service expertise, which together, help facilitate the movement of people and goods from one point to another. We currently only operate in Singapore and have no business operations outside of Singapore. Our core businesses are in the following segments:

(a)	Mobility. We provide on-demand and scheduled carpooling and ride-hailing services, matching riders to our driver partners.
(b)	Quick Commerce. We provide on-demand, scheduled, and multi-stop parcel delivery services.

Mobility

Our mobility business segment includes carpooling and ride-hailing.

Carpooling refers to services that connect riders with driver partners who provide rides in a variety of vehicles, such as cars of different seating capacities. Carpooling is about sharing rides and is provided via our RydePOOL service in our mobile app. We launched carpooling through our RydePOOL service in Singapore. RydePOOL allows real-time, on-demand bookings as well as advance bookings via our Schedule Pickup function, and only allows seating capacity for one rider per request, while riders may have to share their ride with other riders. Driver partners may also bring along up to one (1) friend or family member to sit in the front of the car during the trip.

Ride-hailing refers to services that connect riders with private-hire or taxi drivers, with the rider having the option to choose the type of ride from a variety of vehicles, such as cars of different seating capacities and make. We started off with only carpooling services, but ride-hailing services was a natural adjacency for us as we have the technology and the platform to enable it. Our ride-hailing services allow riders to determine the number of seats they require for the trip, and offers real-time, on-demand bookings as well as advance bookings and multi-stop options. We started to grow our offerings in this space and currently have the following different service offerings: RydeX, RydeXL, RydeLUXE, RydeFLASH, RydePET, and RydeTAXI services.

●	RydeX is our basic on-demand ride-hailing service, with rider capacity of between one (1) to four (4) people, and trips assigned to private hire or taxi drivers. No pets are allowed on RydeX trips.

●	RydeXL is our basic on-demand ride-hailing service should riders need a larger capacity of up to six (6) people. Trips are assigned to private hire drivers only, and no pets are allowed on RydeXL trips.

●	RydeLUXE is our premium service offering, with professional drivers helming either Alphard or Vellfire six (6)-seater vehicles, providing a more luxurious offering compared to Ryde XL.

●	RydeFLASH assigns our riders to either private hire, taxi drivers or carpool drivers, and riders pay for the number of seats of their choice, with the option of between one (1) to four (4) seats. Driver partners may bring along up to one (1) friend or family member to sit in the front of the car during the trip. We aim to provide RydeFLASH riders with the fastest ride option available, tapping driver partners from all three (3) fleet types.

●	RydePET is our household-pet-friendly transport option and is available to private hire and taxi drivers and allows up to two (2) riders, excluding pets, onboard. For pets, we allow a maximum of two (2) medium sized pets or one (1) large sized pet. An example of medium sized pets would be a Maltese or a Cat, and a large sized one would be a Golden Retriever. Other arrangements (at the driver partner’s discretion) are available as well.

●	RydeTAXI offers our riders an option to book taxis that they would otherwise have had to flag down on the road. We offer four (4)-seater taxis on our platform and riders will pay metered taxi fares. When a rider books for RydeTAXI, the flag down fare and regular booking fees are applicable, and actual charges will vary among different taxi companies. All fees for Standard and/or Premium taxis follow that of the respective taxi company as well.

In 2022 and 2023, revenue from mobility was S$6,510,000 and S$5,866,000, respectively. The following table compares the different services we offer under our Mobility segment:

	RydePOOL	RydeX	RydeXL	RydeLUXE
Seating	1	1 to 4	1 to 6	1 to 6
Car type	Carpool, Private Hire and Taxi	Private Hire and Taxi	Private Hire	Private Hire
Shared ride	Yes	No	No	No
Pets	Not allowed	Not allowed	Not allowed	Not allowed

	RydeFLASH	RydePET	RydeTAXI
Seating	Pay per seat, 1 to 4	1 to 2	1 to 4
Car type	Carpool, Private Hire and Taxi	Private Hire and Taxi	Taxi
Shared ride	No	No	No
Pets	Not allowed	Allowed	Not allowed

Quick Commerce

Quick Commerce is a package delivery booking service, which enables driver partners to accept bookings for package delivery services through our driver partner app. Consumers can arrange for instant deliveries and cater for different package sizes. E-commerce, Food and Beverage businesses and social sellers can utilize our last mile delivery services to their customers as an option as well. We provide our quick commerce service through our RydeSEND offering, which comprises of real-time on-demand, scheduled, and multi-stop parcel delivery services.

RydeSEND offers delivery of up to six (6) destinations in a single trip. We send small items within 50 minutes of pickup and generally 30 minutes for each subsequent additional stop. Each stop only allows one (1) parcel to be delivered and the total weight limit is up to 8kg per delivery trip, and a size limit of 36,000cm3 (40cm x 30cm x 30cm).

We provide insurance through RydeSEND Guarantee. RydeSEND Guarantee provides compensation for delivery items in the case of loss or damage. Our liability for any loss of or damage to delivery Items is limited to the value of the delivery item(s) or S$100 per delivery trip, whichever is lower. One delivery trip is defined as a delivery order with one (1) unique trip identification number, which may include one (1) or more stops.

We use a proprietary algorithm-based routing system to optimize our routes, increasing delivery efficiency. Our multi-stop parcel delivery services offer merchants that need to dispatch multiple small items on demand, a convenient yet cost efficient delivery solution.

Our revenue from quick commerce was S$146,000 in 2023 and S$92,000 in 2022.

The following table summarizes the key features of our Quick Commerce service, RydeSEND:

RydeSEND
Number of stops	1 to 6
Car type	Private Hire, Taxi
Shared ride	Able to take on a maximum of three jobs at any one time
Fares	Varies based on distance, time, and additional delivery related cost
Weight Limit	Up to 8kg per delivery trip
Size Limit (L x W x H)	40cm x 30cm x 30cm
Guarantee	Up to S$100 per delivery trip

Consumer App Key Features

Consumers may comprise riders that utilize our mobility segment offerings, or users that utilize our delivery services via our quick commerce offering. The key to our app is the relevance of our mobility specific offerings to consumers’ lives. We want to be the first service provider that comes to the consumers’ mind when they have transportation related needs. At a touch of a button, consumers have access to various point to point transport and parcel delivery offerings on our platform through a single mobile application.

Tight knit integration across the offerings available through our platform provides, we believe, a consistently high-quality experience for consumers and encourages them to use more of the offerings on our platform. Integration across offerings on our platform also strengthens the app ecosystem, enabling the launch of new innovative service offerings. For example, linking deliveries and point to point transport offerings on our platform, we have enabled a unique driver partner to be able to provide both types of offerings. Further, linking insurance’s offerings on our platform, we have enabled a ride-based coverage, which provides consumers free insurance coverage during their trips and also serves as an outreach marketing tool for these insurance companies to promote brand awareness among our diverse consumer base.

Payments

RydePay is our digital payments solution that allows users to pay and/or top-up by card and to pay by RydeCoins. We may enhance our RydePay offerings in the future, for example by allowing consumers to make online and offline electronic payments using their mobile wallet. We will enable consumers that do not have access to a bank account to add money to their mobile wallet through our network of driver partners, amongst other top up channels. RydePay will also enable our driver partners to receive digital payments for their services, which we expect will give them access to a larger consumer base, as well as save them the hassle and risk of having to handle cash payments.

RydeCoins offer a payment option in our app by using it as our own in-house payment token, exclusively usable within our platform for the services we offer, with a focus to incentivise customers and consumers for their loyalty through cashback via RydeCoins which may be utilised on future rides. Users can top up RydeCoins in their Ryde app using a variety of credit cards, with a top up limit of S$1,000 per transaction, and a minimum top up amount of S$5. The maximum amount a RydeCoin wallet can hold is S$1,000. As of the date of this annual report, we do not accept bitcoin or any other form of cryptocurrency as a payment method for our services. RydeCoins are solely intended for use within our platform and are non-refundable and cannot be redeemed, exchanged, transferred or converted into cash or utilised for any transactions outside of our services. They are valid for six months from the last wallet transaction.

Subscription Plan

Ryde+ is a value subscription plan that unlocks savings across selected Ryde services for a fixed monthly fee. As at the date of this annual report, Ryde+ is priced at S$19.99 (inclusive of GST) per month or S$49.99 (inclusive of GST) per quarter, with an auto-renewing payment for the convenience of our consumers. Ryde+ members enjoy benefits such as priority matching, that aims to reduce the amount of time it takes for them to be matched with a driver, unlimited ‘cashback’ by way of RydeCoins for ride-hailing, and deliveries, provided that certain conditions are met, and exclusive access to special deals provided by our partners. Consumers may use the “cashback” earned in the form of RydeCoins for their future trips.

To opt in, consumers must fulfil the minimum criteria set which is based on their rider ratings and cancellation ratings. By ensuring Ryde+ is only available to consumers with positive ratings, we aim to foster a respectable, like-minded, and safe Ryde community. Should riders’ ratings drop below the required threshold, they will not be eligible for the “cashback” bonuses until they take enough rides to pull up their ratings enough to qualify for benefits again.

Fees

The fee charged to our riders comprises:

1.	a platform fee per trip, that we believe is in line with the industry practice of similar companies;
2.	a base fare which is calculated by way of an algorithm;
3.	a payment transaction fee for cashless transactions;
4.	a standard fixed price for each additional stop made during a trip (if applicable); and
5.	toll charge (only applicable for ride-hailing and carpooling services)

We also implement a cancellation fee and waiting fee on our riders. These fees are appliable in two specific scenarios: firstly, if a rider cancels a trip within a stipulated timeframe upon being matched with a driver partner, and secondly, if a driver partner is obligated to wait for a duration exceeding a specified timeframe upon reaching the designated destination.

To enhance consumer attraction and retention, we offer incentives to both our Ryde+ members and non-Ryde+ members. Ryde+ members enjoy exclusive benefits, including trip bonuses, where they receive cashback in RydeCoins. This cashback is subject to a predetermined cap on the number of trips eligible for the bonus. Additionally, Ryde+ members also receive a predetermined percentage of unlimited cashback in RydeCoins for selected trips. On the other hand, non-Ryde+ members are also incentivized through our referral program. When existing consumers refer new consumers, they receive referral bonuses, the specific amount of which is determined by us, considering various factors and promotions. Furthermore, non-Ryde+ members receive a top-up bonus, where they are rewarded with additional RydeCoins upon topping up a specific amount on our platform. These incentives are designed to promote consumer engagement and loyalty.

To manage the challenges associated with our growing base of consumers while also increasing revenues, we provide cash incentives to our driver partners. These incentives and the amount awarded are contingent upon and determined by the number of trips they complete within their respective incentive cycles. By aligning driver incentives with the number of trips they complete, we are able to create a system which incentivizes our drivers to complete more trips which in turn contributes to further revenue for us. The incentive cycles commence when driver partners start utilizing the Ryde platform and conclude according to the specific number of days determined by us in our weekly strategic planning. They are performance-driven, meaning that the amount awarded is linked to the driver partners’ trip completion metrics. Once the criteria for earning the incentives have been met, we proceed to payout the incentives to our driver partners. This approach not only motivates driver partners to increase their trip count but also contributes to our revenue growth, as the increase in the number of completed trips signifies higher utilization rate of our services and thereby an increase in our consumer base, and in turn, an increase in revenue of the Company. In order to ensure that we maintain a profitable margin when implementing these incentives whilst maintaining an attractive reward structure for our driver partners, we carefully adjust the percentage of incentives provided to our driver partners during our weekly strategic meetings, factoring in our operational needs. To illustrate, our consumers fully cover toll charges, and the base fare for each trip is determined using an algorithm which is reviewed monthly to account for the basic costs associated, such as drivers’ operational expenses and overhead.

Insurance

We want to ensure that our riders have a safe ride, and to this end, we partnered with an insurance company to offer free insurance coverage for our riders during their trips. All passengers who are on the ride are eligible for the Accidental Death benefit. Only the Ryde user who opted-in for the complimentary cover and made the ride booking is eligible for the Loss of Identity Document and Emergency Assistance Benefit. Riders will be covered for every trip they take after they have opted-in for this complimentary cover. Each trip commences from the moment a rider boards the vehicle and ends at the drop-off point. As at the date of this annual report, the insurance company will provide such free coverage till 30 June 2024.

There are three types of benefits under this complimentary cover:

●	Accidental Death Benefit;

●	Loss of Identity Documents; and

●	Emergency Assistance Benefit

Business Profiles

Under our Business Profile offering, business users can track their business expenses by signing up with their work email address and manage their business rides via our app. We help business users claim their business expenses by consolidating their ride receipts and generating monthly statements.

Mobility User Interface for Consumers

Home Screen	Book a ride options	Select Payment Type

Top-up Options	Trip in-transit	Trip in-transit

Rider Profile & Rating Page

44

Quick Commerce User Interface for Consumers

RydeSEND Booking	RydeSEND Package info/Details	RydeSEND Payment Options

RydeSEND in-transit

Driver Partner App Key Features

Our app for driver partners supports them across our mobility and quick commerce segments. Using the same mobile application, our driver partners are able to perform a variety of tasks including managing their profile and workflows, tracking their earnings and rewards, and accessing payment.

Our app for driver partners is integrated across our segments, enabling them to seamlessly switch between bookings for the mobility and quick commerce segments, optimizing their time more effectively. For example, a driver partner might begin his day delivering parcels, then move on to ferrying passengers to work, all done using the same driver partner app.

According to the Land Transport Authority of Singapore, Singapore’s road network connects all corners of the island with more than 9,000 land-km of roads and expressways. Our routing and mapping technologies allow us to add new or smaller streets and more localized points of interest to our maps, which improve the quality of our driver partners’ experience on our platform with more accurate routing and navigation. This enables shorter travel times and makes it easier to locate passengers, hence improving our driver partners’ productivity and earnings.

Safety of both our driver partners and consumers is of utmost importance to us. Our driver partners undergo a quick but thorough onboarding process, where they go through our safety and quality requirements and are trained on how to use the application to maximize their earnings as well as remain safe on the platform. We aim to continue raising the bar for safety, going beyond minimum requirements set forth by regulators. Our key initiatives include proof of valid driver license, valid policy of insurance, and requirements for suitable and safe vehicles and engine size.

We have created a platform that allows drivers and passengers to communicate with each other during their journey. Additionally, we have included a feature called Smart Response, which offers suggested one-click responses to messages. We have also integrated safety measures such as Share Trip as well as Lost and Found features to help ensure the well-being of both drivers and passengers.

Furthermore, we have developed our own mobile telematics technology that uses data from a driver’s phone to gather location-based information and driving behavior. Our algorithms allow us to detect and manage incidents, identify risky driving patterns, and ultimately improve the safety of everyone involved.

46

User Interface for Driver Partners

Driver partner Earnings and Bonus Page	Driver partner Rating and Profile Page	Service Options Page

Navigation Page	RydeSEND in-transit

Network Effects and Platform Synergies

The foundation of our marketplace business is our network. We connect demand (riders) to supply (driver partners) and to ensure riders are allocated to the nearest, fastest driver partner available, a large hyperlocal network of both riders and driver partners is imperative for our business to thrive.

To create a liquidity network effect, we start by managing supply. We began in 2014 by onboarding driver partners through door-to-door recruitment drives and engaging drivers at carparks to build our initial network. We also created awareness among consumers by conducting roadshows and through the distribution of flyers at carparks, etc. Our strategy was to grow the number of driver partners to improve our market coverage, which will lead to lower average wait times, and attract more riders to our platform. More riders will lead to an increased number of trips and consequently higher driver partner utilization and earnings for the driver partners. This in turn will attract more driver partners and enable us to reduce fares for consumers through the effects of dynamic pricing. This virtuous cycle is important to us as there is a need to create the largest network liquidity possible in a particular geographical location in order for our business to function at its most optimal level.

We also experience benefits from having high network liquidity across different offerings on our platform as we are able to offer multiple service offerings to our customers. For example, driver partners offering carpooling and ride-hailing on our platform are able to deliver parcels through RydeSEND as well. A network liquidity effect plays a part in helping us increase our market share over time, as it makes our Mobility and Quick Commerce offerings more convenient and cost-competitive versus other forms of transportation, such as personal vehicle usage and ownership, or other types of delivery services.

We have built a network of over 100,000 driver partners and more than 900,000 registered riders. Our network becomes more intelligent with every additional trip as we analyze data and learn to operate more efficiently.

We intend to continue to provide new tools for our users that we believe will further strengthen our platform and existing offerings. We can easily launch, and scale new tools offered on our platform by leveraging on our existing network, technology, and service offering expertise. Each new tool adds nodes to our network and can strengthen these shared capabilities, allowing us to launch additional services more effectively. For example, RydeSEND (1) is used by many of our same customers who use our carpool and ride-hailing services (2) is built using our existing technology, and (3) has grown through the use of the same operation teams that built our carpool and ride-hailing services. Each new service or offering enables us to invest more efficiently because we share innovations and investments across our platform offerings. These synergies lower our costs and allow us to invest with scale that becomes increasingly efficient as we grow with each new service or offering.

Proprietary Technology

We have built proprietary marketplace and routing technologies. Our marketplace technologies use algorithms to predict demand, match riders and driver partners, and create dynamic pricing.

Insurance

We maintain insurance coverage that we believe is relevant for our businesses and operations. Our insurance includes work injury compensation, director and officer liability insurance and complimentary insurance which provides exclusive coverage for riders using the Ryde platform in respect of a particular trip taken by our riders. Such complimentary insurance to riders who make trips using our Ryde platform consists of an accidental death benefit, coverage for the loss of identity documents, as well as an emergency assistance benefit in the event of an accident. Such insurance offered is specific to the foregoing instance only and does not purport to include any other insurance coverage. We cannot guarantee, however, that we will not incur any losses or be the subject of any claims that exceed the scope of the relevant insurance coverage. We reassess our insurance structure at each renewal, taking into account both insurance market conditions and the expansion and development of our business.

Competition

We operate a technology platform that provides a range of ride-hailing, carpooling and delivery focused offerings in Singapore. Our vision is to be a super mobility app. The segments in which we operate are extremely competitive and are characterized by ever changing user preferences and frequent introductions of new offerings. We face competition in each of our segments from single market and regional competitors and single segment and multiple segment players. We compete to attract, engage, and retain driver partners and enable access to consumers based primarily on the following criteria:

●	Driver Partners. We compete based on, among others, our ability to provide flexible income opportunities, attractive earnings potential, in part due to our competitive commissions policy, and the quality of our driver partner community and work experience. We believe that we are positioned favorably, driven by the breadth of our support for driver partners, including technology-driven tools and services that enable them to increase their productivity and earnings. We focus on supporting our driver partners by providing them training and cash incentives which are contingent upon and determined by the number of trips they complete within their respective incentive cycles.

●	Riders and consumers. We compete to enable driver partners to be able to attract, engage and retain consumers based on, among other things, convenience, customer service, reliability and value of offerings on our platform. We believe we are positioned favorably based on safety, value, and quality of offerings on our platform. The integration of mobility focused offerings on our platform provides consumers with one-stop access to transport or delivery needs, differentiating us from many of our competitors.

Grab, Gojek, TADA and taxi operators are key competitors in Singapore within the ride-hailing and point-to-point transport space. Generally, consumers accessing our platform have alternatives, including personal vehicle use, and other transportation options, for example public transport.

Legal Proceedings

From time to time, we may become involved in actions, claims, suits, and other legal proceedings arising in the ordinary course of its business, including assertions by third parties relating to intellectual property infringement, breaches of contract or warranties or employment-related matters. We are not currently a party to any actions, claims, suits or other legal proceedings the outcome of which management believes, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition, and results of operations.

Regulation

This section sets forth a summary of the material laws and regulations that affect our Group’s business and operations in Singapore. Information contained in this section should not be construed as a comprehensive summary nor detailed analysis of laws and regulations applicable to the business and operations of our Group. This overview is provided as general information only and not intended to be a substitute for professional advice. You should consult your own advisers regarding the implication of the laws and regulations of Singapore on our business and operations.

Singapore

Workplace Safety and Health Act

The Workplace Safety and Health Act 2006 of Singapore (the “WSHA”) is the principal legislation governing the safety, health and welfare of persons at work in workplaces. Among other things, the WSHA imposes a duty on every employer and every principal (which would include us) to take, so far as is reasonably practicable, such measures as are necessary to ensure the safety and health of its employees, and any contractor, any direct or indirect subcontractor, and any employee employed by such contractor or subcontractor, when at work.

The general penalties for non-compliance with the WSHA include the imposition of fines up to the amount of S$500,000 in the case of a body corporate. Further or other penalties may apply in the case of repeat offences or specific offences under the WSHA or its subsidiary legislation.

Employment Act

The Employment Act 1968 of Singapore, or the Singapore EA, sets out the basic terms and conditions of employment and the rights and responsibilities of employers as well as employees. With effect from April 1, 2019, the Singapore EA extends to all employees, including persons employed in managerial or executive positions, with certain exceptions.

The Singapore EA prescribes certain minimum conditions of service that employers are required to provide to their employees, including (i) minimum days of statutory annual and sick leave; (ii) paid public holidays; (iii) statutory protection against wrongful dismissal; (iv) provision of key employment terms in writing; and (v) statutory maternity leave and childcare leave benefits. In addition, certain statutory protections relating to overtime and hours of work are prescribed under the Singapore EA, but only apply to limited categories of employees, such as an employee (other than a workman) who is not employed in a managerial or executive position and who receives a salary of up to S$2,600 a month (“relevant employee”). Section 38(8) of the Singapore EA provides that a relevant employee is not allowed to work for more than 12 hours in any one day except in specified circumstances, such as where the work is essential to the life of the community, defense or security. In addition, section 38(5) of the Singapore EA limits the extent of overtime work that a relevant employee can perform, to 72 hours a month.

Other employment-related benefits which are prescribed by law include (i) contributions to be made by an employer to the Central Provident Fund, under the Central Provident Fund Act 1953 of Singapore in respect of each employee who is a citizen or permanent resident of Singapore; (ii) the provision of statutory maternity, paternity, childcare, adoption, unpaid infant care and shared parental leave benefits (in each case subject to the fulfilment of certain eligibility criteria) under the Child Development Co-savings Act 2001 of Singapore; (iii) statutory protections against dismissal on the grounds of age, and statutory requirements to offer re-employment to an employee who attains the prescribed minimum retirement age, under the Retirement and Re-employment Act 1993 of Singapore; and (iv) statutory requirements relating to work injury compensation, and workplace safety and health, under the Work Injury Compensation Act 2019 of Singapore and the Workplace Safety and Health Act 2006 of Singapore, respectively.

Road Traffic Act 1961 of Singapore (“RTA”)

There are no laws in Singapore which specifically govern the provision of our quick commerce package delivery services in Singapore. However, certain rules under the RTA and its subsidiary legislation prohibit chauffeured private hire car drivers and taxi drivers from providing any courier pick-up and delivery service using their chauffeured private hire car or taxi, without the prior approval of the Registrar of Vehicles appointed under the RTA. Such requirements may apply to the driver partners who provide package delivery services under our quick commerce segment. We have, on behalf of our driver partners and subject to certain terms and conditions, obtained approval from the Registrar of Vehicles in respect to the provision of courier pick-up and delivery services by such driver partners. The penalties for non-compliance with the terms and conditions of the aforesaid approval include revocation of the approval.

Point-to-Point Passenger Transport Industry Act 2019

The Point-to-Point Passenger Transport Industry Act 2019 of Singapore (the “PPPTIA”) is intended to regulate the point-to-point passenger transport services industry in order to (a) to facilitate the delivery of safe, reliable, efficient and customer-focused point-to-point passenger transport services in Singapore; and (b) to enable the development and operation of innovative and accessible point-to-point passenger transport services which contribute to the mobility and safety of people in Singapore.

It is the principal piece of legislation that covers the ride-hailing booking services provided by us including RydePOOL, RydeX, RydeXL, RydeLUXE, RydeFLASH, RydePET, RydeHIRE and RydeTAXI. Licensees are required to, among other things, comply with the conditions set out in their licenses, and to comply with any directions, codes of practice and/or emergency directives issued by the Land Transport Authority of Singapore. We have obtained the relevant licenses under the PPPTIA to provide our carpooling and ride hailing booking services in Singapore.

Additionally, ride-hailing licensees under the PPPTIA are required to ensure that the ride-hailing fares associated with their services are consistent with the pricing policies put in place by the Public Transport Council of Singapore.

Under the conditions of the licenses granted to us under the PPPTIA, we are also required to ensure that our driver partners are compliant with certain legislative requirements relating to motor vehicle insurance and public service vehicle licensing.

The penalties for non-compliance with the conditions of the licenses granted under the PPPTIA include revocation or suspension of the licenses and/or the imposition of financial penalties up to the amount of 10% of the licensee’s annual turnover or S$100,000 per instance of non-compliance.

The penalties for non-compliance with the pricing policies put in place by the Public Transport Council of Singapore include the imposition of fines up to the amount of S$100,000 and/or imprisonment for a term of up to six months.

Payment Services Act

The Monetary Authority of Singapore (“MAS”) regulates persons who carry on the business of providing certain regulated payment services in Singapore under the Payment Services Act 2019 which came into force on January 28, 2020 (the “PS Act”). Unless excluded or exempted, a person must obtain and have in force the relevant license to carry on a business in providing regulated payment services under the PS Act, namely, account issuance service, e-money issuance service, domestic money transfer service, cross-border money transfer service, merchant acquisition service, digital payment token service, and money-changing service.

In addition to the foregoing, the Payment Services (Amendment) Bill was passed in parliament in 2021 but has not come into force yet.

Under the PS Act, licensees may generally be subject to obligations relating to general approval requirements for changes of control and the appointment of the CEO and directors, general notification and record-keeping requirements, audit requirements, base capital requirements, anti-money laundering requirements, the requirement to furnish security (for a major payment institution), the requirement to safeguard customer monies (for certain major payment institutions), and other applicable requirements. Licensees are expected to implement certain systems, processes and controls in line with the various notices and guidelines published by the MAS, including without limitation the MAS’ Guidelines on Risk Management Practices – Technology Risk applicable to financial institutions in Singapore. Non-compliance with the above could potentially result in penalties under the PS Act including revocation or suspension of the license, civil damages claims, and criminal penalties for the respective licensee and/or its officers including fines with potential for additional amounts for ongoing non-compliance, for the duration of the non-compliance, and (in the case of officers) imprisonment, for each offence.

Personal Data Protection Act 2012

Data Protection Obligations

The Personal Data Protection Act 2012 of Singapore (“PDPA”) establishes the baseline regime for the protection of personal data in Singapore. The PDPA applies to all organizations that collect, use, disclose, and/or process personal data. The PDPA is administered and enforced by the Personal Data Protection Commission (“PDPC”). In this regard, “personal data” as defined under the PDPA refers to data, whether true or not, about an individual who can be identified from that data or other information to which the organization has or is likely to have access to.

An organization is required to comply with, amongst other things, the data protection obligations prescribed by the PDPA, which may be summarized as follows:

(a)	Consent obligation – the consent of individuals must be obtained before collecting, using, disclosing and/or processing their personal data, unless an exception applies. Additionally, an organization must allow the withdrawal of consent by an individual which has been given or is deemed to have been given;

(b)	Purpose limitation obligation – personal data must be collected, used, disclosed, and/or processed only for purposes that a reasonable person would consider appropriate in the circumstances, and if applicable, have been notified to the individual concerned;

(c)	Notification obligation – individuals must be notified of the purposes for the collection, use, disclosure, and/or processing of their personal data, prior to such collection, use, disclosure, and/or processing;

(d)	Access and correction obligations – when requested by an individual and unless an exception applies, an organization must: (i) provide that individual with access to his personal data in the possession or under the control of the organization and information about the ways in which his personal data may have been used or disclosed during the past year, and/or (ii) correct an error or omission in his personal data that is in the possession or under the control of the organization;

(e)	Accuracy obligation – an organization must make reasonable efforts to ensure that personal data collected by or on its behalf is accurate and complete if such data is likely to be used by the organization to make a decision affecting the individual to whom the personal data relates or if such data is likely to be disclosed to another organization;

(f)	Protection obligation – an organization must implement reasonable security arrangements to protect personal data in its possession or under its control from (i) unauthorized access, collection, use, disclosure, copying, modification, disposal or similar risks, and (ii) the loss of any storage medium or device on which personal data is stored;

(g)	Retention limitation obligation – an organization must anonymize or must not keep personal data for longer than it is necessary to fulfill; (i) the purposes for which it was collected, or (ii) a legal or business purpose;

(h)	Transfer limitation obligation – personal data must not be transferred out of Singapore except in accordance with the requirements prescribed under the PDPA. In this regard, an organization must ensure that the recipient of the personal data in that country outside Singapore is bound by legally enforceable obligations to provide the transferred personal data a standard of protection that is at least comparable to the protection under the PDPA;

(i)	Accountability obligation – an organization must implement the necessary policies and procedures in order to meet its obligations under the PDPA, communicate and inform their staff about these policies and procedures, as well as make information of such policies and procedures available on request. In addition, an organization must develop a process to receive and respond to data-related complaints, and must designate at least one individual as the data protection officer to oversee the organization’s compliance with the PDPA;

(j)	Data breach notification obligation - an organization must notify the PDPC and/or the affected individuals if it has suffered a data breach that meets the notification thresholds prescribed under the PDPA (i.e. the data breach is or is likely to be of significant scale, or has caused or is likely to cause significant harm to the affected individuals). The organization is expected to expeditiously assess the severity of the breach, and the timeline to notify the PDPC is 3 calendar days of the organization assessing that a notification threshold has been met; and

(k)	Data portability obligation – the data portability obligation (which is not yet in force as at the date of this annual report) grants individuals with an existing direct relationship with an organization the right to request for a copy of their personal data to be transmitted in a commonly used machine-readable format to another organization which has a business presence in Singapore. The exact scope and applicability of this right will be delineated by the relevant regulations and guidelines to be published by the PDPC.

The maximum financial penalty that can be imposed on organizations is S$1 million, or 10% of the organization’s annual turnover in Singapore, whichever is higher. The severity of the penalties will be assessed based on, amongst other things, the amount of personal data involved, and the degree of harm caused to individuals.

Seasonality

We typically expect to experience seasonal impacts to our operating results, as we generate lower number of trips in our first quarter compared to other quarters due in part to regional holiday, such as lunar new year. Additionally, other festivities like Christmas, the new year celebration, and Ramadan’s fasting month impact the demand for mobility and quick commerce services, as well as the availability of driver-partners. Weather conditions, like the rainy season, also contribute to seasonal fluctuations in our operating results.

C. Organizational structure

The following is a list of our subsidiaries as of the date of this annual report.

Name of subsidiary	Jurisdiction of Incorporation
Ryde Group (BVI) Ltd	British Virgin Islands
Ryde Technologies Pte. Ltd.	Singapore
Meili Technologies Pte. Ltd.	Singapore
Meili Technologies (M) Sdn. Bhd.	Malaysia

The following diagram illustrates the corporate structure of Ryde Group Ltd and its subsidiaries as of the date of this annual report:

D. Property, Plant and Equipment

Facilities

Our corporate headquarters is located at 7500A Beach Road, #13-301A, The Plaza, Singapore 199591. We leased an aggregate of approximately 84.8 square meters of offices as of December 31, 2023. Our lease agreement for our headquarters has a term that expires in January 2025. We do not foresee any issues with renewing our lease agreement in the near future. However, if for whatever reason, our lease agreement is not renewed, we do not foresee any issues relocating to an alternative location in Singapore that provide similar facilities.

We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any such expansion of our operations.

Intellectual Property

We recognize the importance of protecting and enforcing our intellectual property rights. We rely on a combination of contractual rights as well as intellectual property controls and procedures to protect our intellectual property rights. These include registering our trademarks and entering into confidentiality agreements, employee intellectual property assignment agreements, and license agreements with our employees, suppliers and other parties.

As of the date of this annual report, we have four registered trademarks with the Intellectual Property Office of Singapore (“IPOS”). We cannot guarantee that any of our trademark applications will result in the registration of those trademarks.

We are the registered holder of two domain names, (“https://www.rydesharing.com” and “www.ryde.io”) and have full legal rights over all these domain names for the period for which such domain names are registered.

We generally control access to and use of our proprietary technology and other confidential information with internal and external policies, processes and controls, including network security and contractual protections with employees, contractors and other third parties.

Despite our various efforts to protect our proprietary rights, unauthorized parties may still copy or otherwise obtain and use our technology. In addition, as we face increasing competition and as our business grows, we could face allegations that we have infringed the trademarks, copyrights, patents, trade secrets or other intellectual property proprietary of third parties, including of our competitors, strategic partners, investors and other entities with whom we may share information or receive information from, and as a result may be subject to legal proceedings and claims from time to time relating to the intellectual property of others.

Item 4A. Unresolved Staff Comments

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition, changes in financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes and other financial information included elsewhere in this annual report. In addition to historical consolidated financial information, the following discussion may contain forward-looking statements that reflect our plans, estimates, and beliefs that involve risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements as a result of many factors, including those factors set forth in “Item 3. Key Information—D. Risk Factors” and the section titled “Cautionary Note Regarding Forward-Looking Statements,” which you should review for a discussion of some of the factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis and elsewhere in this annual report.

5.A. Operating Results

Factors affecting our performance

As part of our business model, we earn revenues from fees from transactions completed by the consumers and driver partner who use our services across our mobility and quick commerce solutions. Therefore our revenue is a function of the number of active customers, including both new and returning, transaction on our Ryde app and the fares/rates that we charge. Therefore the key factors affecting our results include our growing consumer and driver base, their recurring volumes per consumer and the fares/rates we charge, which together underpin our revenue growth. Our focus on controlling costs, like incentives to drivers and riders costs and employee expenses supports our profitability and our ability to generate cash and capital.

Our customer and driver base growth rates

Our consumer and driver base growth rates which we measure by number of consumers and drivers, is key to the success of our app and business. To achieve this, we believe in increasing the number of driver partners and customers using our app, which is facilitated by our focus on creating a super mobility app ecosystem that generates synergies between the supply and demand sides. With this, we expect this ecosystem will grow organically as we continue to use promotions to attract customers to our platform.

Market competition affecting customer retention rates

We are facing tough competition in both our segments and the Singapore market. Our competitors are established players or new entrants who offer low-cost alternatives or higher quality services. They may have reputational advantages, better brand recognition, larger marketing budgets, and more supportive regulatory regimes than us. Our competitors may also offer discounted services, driver partners incentives, and consumer incentives, as well as innovative products and alternative pricing models. We may need to adjust our prices, fees, commissions, and marketing expenses in response to competitive pressures. Some of our competitors may consolidate or establish cooperative relationships, which may enhance their resources and offerings. The barriers to entry in our market are low, and driver partners and consumers may choose alternative platforms or services. Our competitors may adopt our product features or innovations that are more attractive to consumers or driver partners, which could reduce our ability to differentiate ourselves from them. As a result of the foregoing, this in turn affect customer and driver retention rates and could impact our revenues and costs. Driver partners and consumers may shift to other platforms based on earning potential, volume of work, overall user experience, and convenience.

Investment into technology for more products

We invest in our business, including, among others, such as expanding our quick commerce and mobility offerings, growing our driver partner and consumer base, improving our mobile app, upgrading our technology and infrastructure, and recruiting skilled employees. We also plan to expand our business in Southeast Asia using a hyperlocal approach that requires substantial investments to accommodate the different infrastructure, regulations, systems, and user preferences in each country. Our business model requires significant investments to achieve profitability and remain competitive, which may entail adjusting commissions and offering incentives to driver partners and consumers.

Strategic partnerships and acquisitions

We have formed partnerships and alliances with other companies in the past, and will continue to do so in the future. For instance, we recently partnered with an insurance company to offer insurance to our platform users. Such partnerships can lead to increased revenue in several ways, including expanded customer base through greater brand awareness by accessing new customers of the partner who may not have used our services, and new revenue streams. For instance, if we were to partner with companies like a food and beverage chain, we may increase our revenue through food delivery services, a new revenue stream. Partnerships could also help us reduce costs. For example, if we have a partner who has access to a fleet of rental cars, buses, we can access the partner’s fleet of vehicles thereby reducing our cost and increasing our revenue stream if we provide bus/van rental services.

Regulatory environment

We operate in Singapore’s mobility and quick commerce segments, which are subjects to various regulations. These regulations include the evolution of laws related to mobility and quick commerce, data regulations such as data privacy, data localization, data portability, cybersecurity, and advertising, gig economy regulations, anti-trust regulations, economic regulations such as price, supply, safety, health, and environment regulations, foreign ownership restrictions, artificial intelligence regulations, and regulations regarding the provision of online services. Obtaining necessary licenses, permits, and approvals may be challenging as the relevant laws and regulations are still evolving, and we cannot guarantee that we will maintain the licenses and approvals we have obtained. We may be required to make operational adjustments to comply with new regulatory requirements, which could involve significant costs or may not be practicable, and failure to comply with applicable regulations could expose us to regulatory actions such as fines or orders to cease our business activities. Furthermore, our actual or perceived non-compliance could materially and adversely affect our business, operations, financial performance, financial condition, results of operations, and prospects.

Ability to manage our costs

Our business model involves rewarding both our driver partners and consumers with incentives for using our platform, such as completing a certain number of trips or receiving bonuses and incentives. Our ability to generate more revenue and become profitable depends on our effective use of these bonuses and incentives and gradually reducing the amount of bonuses and incentives paid to both driver partners and consumers, relative to the commissions and fees we receive. If we are unable to achieve this, it could negatively impact our revenue growth, capital raising efforts, and overall profitability, which could ultimately affect our ability to continue operating. Additionally, if we were to decrease the use of bonuses and incentives, it could lead to reduced growth in the number of users and driver partners and ultimately lead to a decline in our revenues, which could have significant adverse effects on our business, financial performance, and prospects.

Ability to grow our revenue from ride-hailing and quick commerce

Our ability to grow revenue from ride-hailing and quick commerce services is subject to various factors that may impact our business, financial performance, and prospects. There are inherent challenges and risks that could hinder our ability to sustain and further increase revenue. One key factor is the level of competition in the ride-hailing and quick commerce industry. We operate in a highly competitive market with both local and international players offering similar services. This intense competition can lead to pricing pressures and increased marketing expenses as we strive to attract and retain customers and driver-partners. If we are unable to effectively differentiate ourselves or compete on price, our ability to grow revenue may be adversely affected. Additionally, our ability to grow revenue relies on the adoption and satisfaction of our platform by both consumers and driver-partners. Factors such as user experience, service reliability, and driver-partner availability are critical in attracting and retaining customers. Any negative experiences, safety concerns, or difficulties in recruiting and retaining a sufficient number of driver-partners may lead to reduced customer demand and hamper our revenue growth, while we continually invest in technology, innovation, and marketing strategies to enhance our competitive position and increase customer engagement. However, there can be no assurance that we will successfully overcome these challenges, and any failure to do so may have significant adverse effects on our business, financial performance, and revenue growth prospects.

Results of Operations

Comparison of Years Ended December 31, 2023, and 2022

	For the year ended December 31,
	2023	2022	2021	2023 to 2022	2022 to 2021
	S$’000	S$’000	S$’000	% change	% change

Revenue	8,667	8,825	6,195	-2%	42%

Other income	89	289	440	-69%	-34%
Drivers and riders cost and related expenses	(6,813)	(7,534)	(4,220)	-10%	79%
Employee benefits expenses	(2,052)	(2,046)	(1,473)	0%	39%
Depreciation and amortization expenses	(402)	(301)	(273)	34%	10%
Finance cost	(446)	(198)	(118)	125%	68%
Other expenses	(4,289)	(3,995)	(1,791)	7%	123%
Impairment of goodwill	(664)	-	-	100%	-
Share-based payment expenses	(6,959)	-	-	100%	-

Loss before income tax expense	(12,869)	(4,960)	(1,240)	159%	300%

Income tax expense	-	-	-	-	-
Net loss	(12,869)	(4,960)	(1,240)	159%	300%

Revenue

	For the year ended December 31,
	2023	2022	2021	2023 to 2022	2022 to 2021
	S$’000	S$’000	S$’000	% change	% change

Mobility	5,866	6,510	6,086	-10%	7%
Quick commerce	146	92	88	59%	5%
Membership	616	606	21	2%	2,786%
Advertising initiatives	2,025	1,617	-	25%	100%
Others	14	-	-	100%	-

Total revenue	8,667	8,825	6,195	-2%	46%

Our total revenue comprised mobility, quick commerce, advertising initiatives and others. Mobility and quick commerce revenue is derived from the service fees paid by driver partners and consumers for use of the platform and related service to connect with consumers and successfully complete a trip or delivery via the platform. Membership subscription fees is paid by the consumers on a monthly or quarterly basis. Advertising initiatives revenue are earned from partners who pay for digital space in our app and website. In 2023, total revenue from all income streams marginally decreased by 2% from S$8,825,000 for the year ended December 31, 2022 to S$8,667,000 for the year ended December 31, 2023.

Revenue from mobility decreased by 10% to S$5,866,000 in 2023 compared to S$6,510,000 in 2022. The decrease was mainly due to the decrease in the consumer demand.

Revenue from quick commerce increased mainly contributed by the new subsidiary, Meili Technologies Pte. Ltd., by 59% to S$146,000 in 2023 compared to S$92,000 in 2022.

In 2023, the revenue from advertising initiatives increased by 25% mainly due to the advertising initiatives commencing in June 2022.

Drivers and riders cost and related expenses

	For the year ended December 31,
	2023	2022	2021	2023 to 2022	2022 to 2021
	S$’000	S$’000	S$’000	% change	% change

Total drivers and riders cost and related expenses	6,813	7,534	4,220	-10%	79%

For the year ended December 31, 2023 and 2022, our drivers and riders cost and related expenses amounted to S$6,813,000 and S$7,534,000 respectively. This decrease by 10% from the year ended December 31, 2022 is mainly due to the decrease in incentives paid to driver partners.

Employee benefits expenses

	For the year ended December 31,
	2023	2022	2021	2023 to 2022	2022 to 2021
	US$’000	S$’000	S$’000	% change	% change

Total employee benefits expenses	2,052	2,046	1,473	0%	39%

Our employee benefits expenses for the year ended December 31, 2023 are comparable to the year ended December 31, 2022.

Depreciation and amortization expenses

	For the year ended December 31,
	2023	2022	2021	2023 to 2022	2022 to 2021
	S$’000	S$’000	S$’000	% change	% change

Total depreciation and amortization expenses	402	301	273	34%	10%

The depreciation and amortization expenses increased by 34% to S$402,000 for the year ended December 31, 2023 from S$301,000 for the year ended December 31, 2022. This was mainly due to increase in intangibles assets.

Finance expense

	For the year ended December 31,
	2023	2022	2021	2023 to 2022	2022 to 2021
	S$’000	S$’000	S$’000	% change	% change

Total finance expense	446	198	118	125%	68%

Our finance expense increased by 125% to S$446,000 for the year ended December 31, 2023 from S$198,000 for the year ended December 31, 2022. The increase of the finance expenses is primarily attributable to the unsecured note from a shareholder and convertible loan from third parties.

Other expenses

	For the year ended December 31,
	2023	2022	2021	2023 to 2022	2022 to 2021
	S$’000	S$’000	S$’000	% change	% change

Total other expenses	4,289	3,995	1,791	7%	109%

Our other expenses increased by 7% to S$4,289,000 for the year ended December 31, 2023 from S$3,995,000 for the year ended December 31, 2022. This was mainly due to an increase in marketing expenses by 25% to S$2,441,000 from S$1,948,000 for the year ended 2023 and 2022 respectively. Other expenses that decreased comprise rental and other expenses which decreased by S$292,000 and S$72,000 respectively for the year ended December 31, 2023 as compared to year ended December 31, 2022. Lastly, the increase of other expenses was also affected by the increase in technology fees and legal and professional of S$106,000 and S$59,000 respectively for the year ended December 31, 2023 as compared to December 31, 2022.

Impairment of goodwill

	For the year ended December 31,
	2023	2022	2021	2023 to 2022	2022 to 2021
	S$’000	S$’000	S$’000	% change	% change

Total impairment of goodwill	664	-	-	100%	-

During the financial year ended December 31, 2023, an impairment of goodwill was recognized as a result of the carrying value exceeding the fair value of Meili Technologies Pte. Ltd.

Share-based payment expenses

	For the year ended December 31,
	2023	2022	2021	2023 to 2022	2022 to 2021
	S$’000	S$’000	S$’000	% change	% change

Total share-based payment expenses	6,959	-	-	100%	-

In August 2023, the Company have established an employee share option scheme (the “Scheme”) pursuant to which the right to subscribe for Class A Ordinary Shares may be granted to employees of the Company, its subsidiaries and affiliates who meet the eligibility criteria in accordance with the rules of the Scheme. The Scheme will subsist from 14 September 2023 till the date of the listing of the Company on a securities exchange or till the date on which the Scheme is terminated by the board of directors of the Company, whichever is earlier.

In September 2023, the Company issued 1,131,715 Class A Ordinary Shares issued to certain employees of the Company pursuant to the Scheme.

The fair value of the Class A Ordinary Shares issued to employees were measured using the Black-Scholes method. A summary of the measurement of the fair values and inputs at grant date is as follows:

2023

Fair value at grant date (weighted average)	0.81 - 1.18
Exercise price at grant date (weighted average)	0.002
Expected volatility (weighted average)	1.74%
Expected terms (days) (weighted average)	4
Expected dividend (weighted average)	0%
Risk-free interest rate (weighted average)	5.51%

Risk-free interest rate is estimated based on the yield curve of US Sovereign Bond as of the option valuation date. The expected volatility at the grant date and each option valuation date is estimated based on annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected term of the options. The Company has never declared or paid any cash dividends on its capital stock, and the Company does not anticipate any dividend payments in the foreseeable future. Expected term is the period of time from the grant date to the exercise date or the forfeiture date. The lock-up period of the Class A Ordinary Shares issued to the employees are subject for a period varying between 12 months to 36 months

During the year ended December 31, 2023, the Company recognized share-based payment expenses of S$5,470,000 (US$4,146,000) in the consolidated statements of operations and comprehensive loss.

(a) Share-based payment to non-employees

In September 2023, the Company issued 2,086,561 Class A Ordinary Shares issued to certain consultants of the Company in consideration for the past services to the Company in connection with the listing.

The fair value of the Class A Ordinary Share issued to consultants was measured using probability-weighted-average method. The weighted average fair value of the Class A Ordinary shares issued to consultants during the year ended was US$1.95 per share.

During the year ended December 31, 2023, the Company recognized share-based payment expenses of S$1,489,000 (US$1,129,000) in the consolidated statements of operations and comprehensive loss.

Other income

	For the year ended December 31,
	2023	2022	2021	2023 to 2022	2022 to 2021
	S$’000	S$’000	S$’000	% change	% change

Total other income	89	289	440	-69%	-34%

Other income decreased by 69% from S$289,000 for the year ended December 31, 2022 to S$89,000 for the year ended December 31, 2023. The decrease was mainly due the reduction in the government grants given by the Singapore authorities to assist companies during the COVID-19 period.

Key Non-US GAAP Financial Measures

In addition to the measures presented in our consolidated financial statements, we use the following key non-US GAAP financial measures to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions.

Adjusted EBITDA

Adjusted EBITDA is a non-US GAAP financial measure calculated as net loss adjusted to exclude: (a) finance cost, (b) income tax expenses, (c) depreciation and amortization, (d) share-based compensation expenses, (e) impairment loss on goodwill, and (f) share listing and associated expenses.

Adjusted EBITDA has limitations as a financial measure, should be considered as supplemental in nature, and is not meant as a substitute for the related financial information prepared in accordance with US GAAP. For a reconciliation of Adjusted EBITDA to the most directly comparable US GAAP measure see the section titled “Reconciliation of Non-IFRS Financial Measures”.

Reconciliation of Non-IFRS Financial Measures

To supplement our financial information, we use the following non-US GAAP financial measures: Adjusted EBITDA. However, the definitions of our non-US GAAP financial measures may be different from those used by other companies, and therefore, may not be comparable. Furthermore, these non-US GAAP financial measures have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated financial statements that are necessary to run our business. Thus, these non-US GAAP financial measures should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with US GAAP. We compensate for these limitations by providing a reconciliation of these non-US GAAP financial measures to the related US GAAP financial measures. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view these non-IFRS financial measures in conjunction with their respective related US GAAP financial measures.

The following tables provide reconciliations of Adjusted EBITDA.

	For the year ended December 31,
	2022	2023	2023
	S$’000	S$’000	US$’000

Net loss	(4,960)	(12,869)	(9,755)
Depreciation and amortization expenses	301	402	305
Finance costs	198	446	338
Impairment of goodwill	-	664	503
Share-based payment expenses	-	6,959	5,275

Adjusted EBITDA	(4,461)	(4,398)	(3,334)

5.B. Liquidity and Capital Resources

In assessing the Company’s liquidity, the Company monitors and evaluates its cash and cash equivalent and its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations.

Cash flow from operations and capital contributions and loans from shareholders have been utilized to finance the working capital requirements of the Company. As of December 31, 2023, the Company has negative cash flow from operating activities of S$1,612,000 (US$1,223,000). The Company’s working capital was negative S$8,124,000 (US$6,158,000) as of December 31, 2023. And the Company had S$1,694,000 (US$1,284,000) in cash and cash equivalents, which is unrestricted as to withdrawal and use as of December 31, 2023.

To sustain its ability to support the Company’s operating activities, the Company considered supplementing its sources of funding through the following:

●	cash and cash equivalents generated from operations;
●	other available sources of financing from Singapore banks and other financial institutions;
●	financial support from the Company’s related parties and shareholders;
●	issuance of additional convertible notes; and
●	obtaining funds through a future raise debt and equity

Management has commenced a strategy to raise debt and equity. However, there can be no certainty that these additional financings will be available on acceptable terms or at all. If management is unable to execute this plan, there would likely be a material adverse effect on the Company’s business.

On March 6, 2024, the Company completed its initial public offering. In this offering, the Company issued 3,000,000 Ordinary Shares at a price of US$4.00 per share. The Company received gross proceeds in the amount of US$12 million before deducting any underwriting discounts or expenses. In view of these circumstances, the management of the Company has given consideration to the future liquidity and performance of the Company and its available sources of finance in assessing whether the Company will have sufficient financial resources to continue as a going concern.

We believe our existing cash and cash equivalents, gross proceeds received from the initial public offering, and the cash flow we generate from our operations will be sufficient to meet our working capital and capital expenditure needs and other liquidity requirements for the next 12 months. Our future capital requirements may be materially different than those currently planned in our budgeting and forecasting activities and depend on many factors, including our rate of revenue growth, the timing and extent of spending on content and research and development, the expansion of our sales and marketing activities, our continued international expansion, the acquisition of other companies, competitive factors, and overall economic conditions, globally. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our shareholders, while the incurrence of debt financing would result in debt service obligations. Such debt instruments also could introduce covenants that might restrict our operations.

Cash flow summary

	For the year ended December 31,
	2023	2023	2022	Increase/(Decrease)
	US$’000	S$’000	S$’000	S$’000%

Net cash used in operating activities	(1,223)	(1,612)	(3,841)	(2,229)	-58%
Net cash used in investing activities	(319)	(422)	(482)	(60)	-12%
Net cash provided by financing activities	547	721	4,700	(3,979)	-85%

Operating Activities

Net cash used in operating activities was S$1,612,000 for the year ended December 31, 2023. This was mainly attributable to the net loss of S$12,869,000 adjusted for non-cash items which included depreciation of property and equipment, amortization of intangibles, interest expense, amortization of debt issuance cost, impairment loss of goodwill, share-based payment expenses, and net effect of exchange rate changes totaling S$8,476,000. This was offset against net cash inflows arising from the net change in operating assets and liabilities of S$2,781,000.

Net cash used in operating activities was S$3,841,000 for the year ended December 31, 2022. This was mainly attributable to the net loss of S$4,960,000 adjusted for non-cash items which included depreciation of property and equipment and amortization of intangibles totaling S$301,000. This was offset against net cash inflows arising from the net change in operating assets and liabilities of S$818,000.

Investing Activities

Net cash flows used in investing activities was S$422,000 for the year ended December 31, 2023. This was primarily due to the increase in intangible assets of S$482,000 and the purchase of property and equipment of S$3,000. This was offset against net cash inflow from the acquisition of subsidiaries of S$63,000.

Net cash flows used in investing activities was S$482,000 for the year ended December 31, 2022. This was primarily due to the increase in intangible assets of S$467,000 and the purchase of property and equipment of S$15,000.

Financing Activities

Net cash provided by financing activities was S$721,000 for the year ended December 31, 2023. This was due to proceeds from note from a shareholder of S$2,850,000. This was offset by the repayment of lease liabilities of S$50,000 and the deferred IPO costs of S$2,079,000.

Net cash provided by financing activities was S$4,700,000 for the year ended December 31, 2022. This was contributed by proceeds from the note payable amounting to S$5,200,000. This was offset by the repayment of note from a shareholder of S$500,000.

Indebtedness

The following table shows the amount of our total consolidated current and non-current liabilities outstanding as of December 31, 2023 and 2022:

	December 31, 2023	December 31, 2023	December 31, 2022	Increase/(Decrease)
	US$’000	S$’000	S$’000	S$’000%
Current liabilities
Convertible loan from third parties	1,746	2,303	-	2,303	100%
Note from a shareholder	2,160	2,850	-	2,850	100%

Non-current liabilities
Convertible loan from third parties	-	-	5,094	(5,094)	(100)%

Total borrowings	3,906	5,153	5,094	59	1%

As of December 31, 2023, total borrowings comprised convertible loan from third parties and note from a shareholder.

The convertible loan from third parties comprised (a) a convertible loan amounted S$1,935,000, which is an unsecured, fixed rate loan as at December 31, 2023 that bears interest of 5% per annum and is repayable on or before February 28, 2024. The convertible loan has been fully repaid in March 2024; and (b) an exchangeable note amounting to S$368,000 arising from the acquisition by Ryde Technologies Pte. Ltd. of Meili Technologies Pte. Ltd. pursuant to which the purchase consideration was satisfied by the issuance of exchangeable notes to the Meili Noteholders each exchangeable into shares in the Company. In March 2024, 68,478 Class A Ordinary Shares were issued to Meili Noteholders pursuant to an exchange of their exchangeable notes under the exchangeable note subscription agreement dated April 12, 2023.

The note from a shareholder as of December 31, 2023 comprised (a) an unsecured, fixed rate loan of S$2,000,000 that bears interest of 12% per annum and is repayable on March 2024; and (b) an unsecured and non-interest-bearing loan of S$850,000 and is repayable 6 months after the initial disbursement date. The note from a shareholder has been fully repaid in March 2024.

Contractual Obligations

Lease commitments

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which results in an economic penalty.

The Company’s operating lease right-of-use assets is related to the office lease agreements with lease terms for two years. The Company’s lease agreement do not contain any material residual value guarantees or material restrictive convents. Upon adoption of ASU 2016-02, no right-of-use (“ROU”) assets nor lease liability was recorded for the lease with a lease term with one year or less.

The Company’s commitment for minimum lease payments under the operating lease that is within twelve months as of December 31, as follow:

Twelve months ending December 31,	Minimum lease payment
S$’000

2024	50
Total future lease payment	50
Amount representing interest	(1)
Present value of operating lease liabilities	49
Less: current portion	(49)
Non-current portion	-

5.C. Research and Development, Patent and Licenses, etc

Please refer to “Item 4. Information on the Company – D. Property, Plant and Equipment – Intellectual Property of this annual report.

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition or results of operations.

E. Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with US GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. See Note 2 to our consolidated financial statements included elsewhere in this report for additional information on our critical accounting estimates and policies.

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act. As a result of our election, our financial statements may not be comparable to those of companies that comply with public company effective dates.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date hereof:

Directors and Executive Officers	Age	Position/Title
Terence Zou	50	Founder, Chairman and Chief Executive Officer
Lang Chen Fei	43	Chief financial officer
Tan Ting Yong	61	Non-executive Director
Joanne Khoo(2)(3)	50	Independent Director, Chair of Audit Committee
Poon Wai Hong(1)(3)	48	Independent Director, Chair of Nomination Committee
Venkata Subramanian s/o Sreenivasan(1)(2)	66	Independent Director, Chair of Compensation Committee

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nomination Committee

Mr. Terence Zou, our founder, has served as the Chief Executive Officer of Ryde Technologies Pte. Ltd. since its inception in September 2014. He is the chairman of the board of directors and chief executive officer of our Group. Mr. Zou is an accomplished leader with a wealth of experience in strategic development and day-to-day operations. Prior to founding our Group, Mr. Zou held senior positions in investment and finance, including serving as an Investment Director at Newfields Capital from 2011 to 2013 and a Vice President at 3V SourceOne Capital from 2009 to 2011. He also served as a commander for the Republic of Singapore Navy from 1999 to 2007, where he honed his leadership skills and developed a deep sense of commitment to excellence. Mr. Zou is a highly educated professional, with an MBA from Harvard Business School, a Master of Science from the Massachusetts Institute of Technology, and a Bachelor of Science from The London School of Economics.

Lang Chen Fei is currently the Chief financial officer of our Group, overseeing key financial aspects of our Group, including financial reporting, forecasting and budgeting, taxation and implementing accounting control systems. Mr. Lang was formerly a financial controller at Oxley Holdings Ltd from 2019 to 2021 and a financial controller at Edition Limited from 2018 to 2019. Prior to that, he was a group accounts manager at Amara Holdings Ltd from 2015 to 2018 and an audit manager at Baker Tilly TFW LLP from 2008 to 2015. Mr. Lang holds a Bachelor of Accounting degree from Multimedia University, Malaysia. He is also a member of the Institute of Singapore Chartered Accountants since 2017 and a member of the Malaysian Institute of Accountants since 2011.

Tan Ting Yong has served on our board of directors since February 2024. Mr. Tan is currently serving as an investment director at Octava Pte. Ltd., a family office based in Singapore that has multiple investments across diverse industries, focusing mainly on real estate investment, property development, financial technology and artificial intelligence of machine learning, where he oversees Octava’s investment portfolio, evaluates new investment opportunities and strategizes growth initiatives. Prior to that, Mr Tan. worked in DBS Bank Ltd. as part of their Investment Banking Group where he headed the Transportation and Logistics Team from 1999 to 2000 and the Electronics Team from 1999 to 2000. Mr. Tan holds a Master of Business Administration degree (major in Banking and Finance) as well as a Bachelor of Engineering degree (Electrical and Electronics Engineering) from the National University of Singapore. Mr. Tan has also obtained the Chartered Financial Analyst designation.

Joanne Khoo has served on our board of directors since February 2024. Ms. Khoo has over 26 years of experience in investment banking, corporate finance, capital markets and business advisory services. Ms. Khoo started her career at PricewaterhouseCoopers in January 1997 and her last position was senior associate in February 2000. From May 2000 to August 2004, she worked at Stone Forest Consulting Pte Ltd., a business advisory company, and her last position was an assistant manager. She was responsible for providing consultancy services including IPO advisory, working capital consulting, business turnaround and profit improvement. Ms. Khoo worked in the corporate finance industry at several companies, which include (i) Hong Leong Finance Limited from September 2004 to November 2005 as an assistant vice president; (ii) Phillip Securities Pte Ltd. from November 2005 to January 2008 as an assistant vice president; and (iii) Canaccord Genuity Singapore Pte. Ltd. (formerly known as Collins Stewart Pte. Limited) from February 2008 to October 2012 with her last position as a director. She founded and has acted as an executive director of Bowmen Capital Private Limited, a management consultancy company, since February 2013. From October 2019 to April 2020, she also served as a director of PayLinks Pte. Ltd., a financial service company.

Ms. Khoo served as an independent director of Kitchen Culture Holdings Limited (a company listed on the Catalist of the Singapore Exchange Limited (stock code: SGX:5TI)) from October 2012 to February 2019. Since January 2014, she has served as an independent director of Teho International Inc Ltd. (a company listed on the Catalist of the Singapore Exchange Limited (stock code: SGX:5OQ)). Ms. Khoo served as an independent director of Excelpoint Technology Ltd. (a company listed on the main board of the Singapore Exchange Limited (stock code: SGX:BDF)) from September 2016 to April 2022. She has also served as an independent non-executive director of Xamble Group Limited (a company listed on The Australian Securities Exchange (stock code: ASX:XGL)) since July 2017. Since June 2020, she has also served as an independent non-executive director of ES Group (Holdings) Limited (a company listed on the Catalist of the Singapore Exchange Limited (stock code: SGX:5RC)). Since January 2022, she has also served as an independent non-executive director of JE Cleantech Holdings Ltd (a company listed on Nasdaq (stock code: NASDAQ:JCSE)).

Ms. Khoo obtained a Bachelor of Business degree in Accountancy from Royal Melbourne Institute of Technology in November 1997. She was admitted as a Certified Public Accountant of the CPA Australia in October 1999 and a Chartered Accountant of the Malaysian Institute of Accountants in July 2000. Ms. Khoo was a member of the Women Corporate Directors from September 2018 to June 2019.

Poon Wai Hong has served on our board of directors since February 2024. Mr. Poon has over 20 years of experience involved in various parts of the Singapore capital market. Mr. Poon is currently the Co-founding Director and Chief Products Officer at DC Frontiers Pte Ltd since 2011. DC Frontiers Pte Ltd is a Singapore headquartered Data Tech company focused on disrupting the Know Your Customer industry using Artificial Intelligence. Mr. Poon is also serving as a member of the Catalist Approval Committee of SAC Capital Private Limited since 2011. Prior to that, Mr. Poon started his career with Singapore Exchange Ltd (“SGX”) in 2000 and he has been involved in all facets of the business from listing promotion to listed issuer engagement. He was an equity analysis of CLSA Pte Ltd (“CLSA”) from 2007 to 2008. From 2008 to 2011, he served as a member of the SGX Catalist Regulation team.

Venkata Subramanian s/o Sreenivasan (“Ven Sreenivasan”) has served on our board of directors since February 2024. Mr. Ven Sreenivasan began his career in 1987 with the government service as an economist/industry analyst at the National Productivity Board, a unit of the Ministry of Trade & Industry. From 1993 to 2017, for a period of nearly 25 years, he was the Senior Correspondent and News Editor for the Business Times (“BT”) specializing in coverage of economic, corporate and financial markets, including breaking news, interviews, features and analysis. He also produced major featured columns which include The Business Times’ Raffles Conversation series and Hock Lock Siew. He also contributed to the Editorial/Leader columns and was BT’s main aviation correspondent from 2000, covering the sector which included policies and players (airports, airlines and authorities). In addition, he completed a stint as BT’s Malaysia based correspondent in 1996 and was also BT’s motoring columnist during the 1997-2000 period.

He was considered one of the leading writers in the newsroom and was responsible for newsroom management and editorial oversight, managing and overseeing corporate/financial news team of 40 journalists at the financial daily. He also wrote columns on markets, companies and aviation at the same time.

From 2017 to present, he has been appointed as Executive Editor, SPH Radio & Associate Editor, Straits Times of Singapore Press Holdings. He helped establish MoneyFM 89.3, Singapore’s first and only financial radio station and coached the team presenters and producers. He has been instrumental with programming and content, sourcing of guests and market experts and maintain oversight on quality and accuracy of content. He also assisted the Straits Times Business team, providing guidance and oversight on stories and providing story tips. Since 2021, he has also served as an independent non-executive director of Medinex Limited.

He produces a weekly column where a wide range of topics ranging from economics, business, corporate and financial markets are covered.

He holds a Degree in Economics & Political Science from Brandon University and a Masters Degree of Arts from the University of Manitoba. In addition, he holds a Graduate Diploma in Financial Management from the Singapore Institute of Management.

6.B. Compensation

Compensation of Directors and Executive Officers

In 2023, we paid an aggregate of S$318,000 (US$235,000) in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our subsidiaries in Singapore are required by the applicable laws and regulations of Singapore to make contributions, as employers, to the Central Provident Fund for all employees (including our executive officers) who are employed under a contract of service by our Singapore subsidiaries as prescribed under the Central Provident Fund Act 1953. The contribution rates vary, depending on the age of the employee, and whether such employee is a Singapore citizen or permanent resident (contributions are not required or permitted in respect of a foreigner on a work pass). We did not pay any cash compensation to our independent directors in 2023.

For information regarding share awards granted to our directors and executive officers, see “—Share Incentive Plans.”

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with our executive officers. Each of our executive officers is employed for a continuous term, unless either we or the executive officer gives prior notice to terminate such employment. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitment of any continued material breach of the terms and conditions of the employment, conviction of a criminal offense (other than one which in the reasonable opinion of the board of our Company does not affect the executive’s position), fraud, dishonesty, misconduct or willful neglect of his duties. An executive officer may terminate his employment at any time with a three-month prior written notice. Each executive officer has agreed to devote the whole of his time and attention during normal hours of work of the Company to discharge of his duties.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to disclose, use, copy, reproduce, exploit, divulge or communicate to any person any trade secret or any information concerning the business or financial arrangements or position of the Group or any of the dealings, transactions or affairs of the business of the Group. Each executive officer has also agreed to disclose in confidence and full details to us all intellectual property, including but not limited to patents, trademarks, unregistered designs, utility models, copyrights, discoveries, creations, inventions or improvements upon or additions to an invention, confidential information, know-how, research effort, moral rights and other intellectual property and rights (the “Intellectual Property”) that are relating to or capable of being used in the business of the Company, which they discovered or participated in the making or discovery during the executive officer’s employment with us. Such Intellectual Property shall be the absolute property of the Company and the Company shall assign its rights to such Intellectual Property to a member of the Group or any company that the Company agrees to assign to. In addition, all executive officers have agreed to be bound by non-competition and non-solicitation restrictions set forth in their agreements. Each executive officer has agreed not to, for a certain period following termination of his or her employment or expiration of the employment agreement, he will not, directly or indirectly, either on his own account or in conjunction with or on behalf of any other person, without prior written consent of the Company: (i) within the territory of Singapore and any other jurisdiction the Group may have business when the employment is terminated, engaged or concerned in any capacity or otherwise carry on any business similar to or in competition with the Group and with which the executive officer was involved in the course of his employment during the period of 12 months prior to the termination of his employment, (ii) solicit or entice away or attempt to solicit or entice away from the Group the custom of any of the Group’s customer, client, agent, distributor or correspondent or in the habit of dealing with the Group with whom the executive officer had substantial contact in the course of his employment during the period of 12 months prior to the termination of his employment, or (iii) solicit, entice away from, or interfere with the Group’s employment relationship with any person who has been employed or engaged by the Group with whom the executive officer had dealings in the course of his employment during the period of three months prior to the termination of his employment.

We have entered into indemnification agreements with our directors, pursuant to which we will agree to indemnify our directors against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director.

Share Incentive Plan(s)

We have adopted the Share Incentive Plan, or the Plan, to attract and retain best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. Under the Plan, the maximum aggregate number of Shares which may be issued pursuant to all awards (including incentive share options) are 1,557,104 shares, representing 10% of the number of fully-diluted shares outstanding as of the date of our Company’s initial public offering, or after our Company’s initial public offering, to represent 10% of the number of fully-diluted shares outstanding as of December 31 of the preceding calendar year, as the case may be.

Under the Plan, on the day of the company’s listing on March 6, 2024 (the “Listing date”), the CEO and CFO were awarded a total of 929,250 Restricted Stock Units (RSUs). Each RSU grants the CEO and CFO the right, subject to Plan terms and conditions, to receive one Class A Ordinary Share of the company, with either no par value or the minimum par value as required by statutory regulations. The vesting period for the entire RSU allocation is set to occur 24 months from the Listing date.

We have also established an employee share option scheme (the “Scheme”) pursuant to which the right to subscribe for Class A Ordinary Shares may be granted to employees of the Company, its subsidiaries and affiliates who meet the eligibility criteria in accordance with the rules of the Scheme. The Scheme will subsist from 14 September 2023 till the date of the listing of the Company on a securities exchange or till the date on which the Scheme is terminated by the board of directors of the Company, whichever is earlier.

6.C. Board Practices

Board of Directors

Our board of Directors consists of five Directors, three of them are independent Directors. As a Cayman Islands company listed on the NYSE American, we are a foreign private issuer and are permitted to follow the home country practice with respect to certain corporate governance matters rather than complying with NYSE American corporate governance standards. Cayman Islands law does not require a majority of a publicly traded company’s board of directors to be comprised of independent directors. However, to enhance our corporate governance, we elect to follow NYSE American corporate governance standards and have a majority of our board comprised of independent directors.

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee and a nominating committee. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Ms. Khoo Su Nee, Joanne, Mr. Poon Wai Hong and Mr. Venkata Subramanian s/o Sreenivasan, and is chaired by Ms. Khoo Su Nee, Joanne. Our board of directors has determined that each such member satisfies the “independence” requirements of Rule 803(A)(2) of NYSE American LLC Company Guide and meets the independence standards under Rule 10A-3 under the Exchange Act. Our audit committee consists solely of independent directors that satisfy the NYSE American and SEC requirements. Our board of directors has also determined that Ms. Khoo Su Nee, Joanne qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Listing Rules of the NYSE American. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

●	reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K;

●	discussing the annual audited financial statements with management and our independent registered public accounting firm;

●	periodically reviewing and reassessing the adequacy of our audit committee charter;

●	meeting periodically with the management and our internal auditor and our independent registered public accounting firm;

●	reporting regularly to the full board of directors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposure; and

●	such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee. Our compensation committee consists of Mr. Poon Wai Hong, Ms. Khoo Su Nee, Joanne and Mr. Venkata Subramanian s/o Sreenivasan, and is chaired by Mr. Poon Wai Hong. Our board of directors has determined that each such member satisfies the “independence” requirements of Rule 803(A)(2) of NYSE American LLC Company Guide. Our compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing and approving to the board with respect to the total compensation package for our chief executive officer;

●	reviewing the total compensation package for our employees and recommending any proposed changes to our management;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing annually and administering all long-term incentive compensation or equity plans;

●	selecting and receiving advice from compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominations Committee. Our nominations committee consists of Mr. Venkata Subramanian s/o Sreenivasan, Ms. Khoo Su Nee, Joanne and Mr. Poon Wai Hong, and is chaired by Mr. Venkata Subramanian s/o Sreenivasan. Our board of directors has determined that each such member satisfies the “independence” requirements of Rule 803(A)(2) of NYSE American LLC Company Guide. The nominations committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominations committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Executive Officers

Each of our directors holds office until the expiration of his or her term, as may be provided in a written agreement with our company, and his or her successor has been elected and qualified, until his or her resignation or until his or her office is otherwise vacated in accordance with our articles of association. At each annual general meeting one-third of the directors for the time being shall retire from office by rotation. However, if the number of directors is not a multiple of three, then the number nearest to but not less than one-third shall be the number of retiring directors. A retiring director shall be eligible for re-election. All of our executive officers are appointed by and serve at the discretion of our board of directors. Our directors may be appointed or removed from office by an ordinary resolution of shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally; (ii) dies or is found to be or becomes of unsound mind and the board of directors resolves that his office be vacated; (iii) resigns; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by operation of law from being or ceases to be a director; (vi) is removed from office by the requisite majority of the directors or otherwise pursuant to our amended and restated memorandum and articles of association then in effect; or (vii) has been required by the NYSE American to cease to be a director. The compensation of our directors is determined by the board of directors. There is no mandatory retirement age for directors.

Board Diversity

Board Diversity Matrix (As of the date of this annual report)
Country of Principal Executive Office	Singapore
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0

6.D. Employees

We employed 34 persons as December 31, 2023 and 38 persons as of December 31, 2022, who were mostly located in Singapore. Our employees are not covered by collective bargaining agreements. We consider our labor practices and employee relations to be good. The following table indicates the distribution of our employees by business and role as of December 31, 2023:

Function	Number of Employees
Operations	5
Finance and Human Resource and Administration	6
Technology Development	9
Product and Design	2
Business Strategy	3
Marketing and Business Development	9
Total Number of Employees	34

6.E. Share Ownership

The following table sets forth information regarding the beneficial ownership of Ordinary Shares as of the date of this annual report by:

●	each person known by us to be the beneficial owner of more than 5% of Ordinary Shares;
●	each of our directors and executive officers; and
●	all our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares that the person has the right to acquire within 60 days are included, including through the exercise of any option or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person. Each Class A Ordinary Share carries one vote, and each Class B Ordinary Share carries 10 votes.

The percentage of our Ordinary Shares beneficially owned is computed on the basis of 15,839,871 Class A Ordinary Shares and 3,542,400 Class B Ordinary Shares issued and outstanding as of the date of this annual report.

	Class A Ordinary Shares			Class B Ordinary Shares
	Shares	%	% of Voting Power	Shares	%	% of Voting Power	% of Aggregate Voting Power
Directors and Executive Officers:
Zou Junming Terence	-	-	-	2,177,175	11.23	42.47	42.47
Lang Chen Fei	25,000	0.13	0.05	-	-	-	0.05
Tan Ting Yong	-	-	-	-	-	-	-
Khoo Su Nee Joanne	-	-	-	-	-	-	-
Poon Wai Hong	-	-	-	-	-	-	-
Venkata Subramanian s/o Sreenivasan	-	-	-	-	-	-	-
All Directors and Executive Officers as a Group	25,000	0.13	0.05	2,177,175	11.23	42.47	42.52
Principal Shareholders:
DLG Ventures Pte. Ltd.(1)	6,665,513	34.39	13.00	1,365,225	7.04	26.63	39.63
Tan Choon Ming	1,159,113	5.98	2.26	-	-	-	2.26
All Directors and Executive Officers as a Group, and Principal Shareholders	7,849,626	40.50	15.31	3,542,400	18.27	69.10	84.41

(1)	DLG Ventures Pte. Ltd. is beneficially owned by Joseph Tey Wei Jin (33.36%), Lee Kok Leong (33.32%) and Pang Sze Khai (33.32%).

For information regarding share awards granted to our directors and executive officers, see “—Share Incentive Plans.”

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.”

7.B. Related Party Transactions

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Terms of Directors and Officers.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements

Other Related Party Transactions

We have adopted an audit committee charter, which requires the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

Set forth below are related-party transactions of our Company for the financial years ended December 31, 2023 and 2022, which are identified in accordance with the rules prescribed under Form F-1 and Form 20-F and may not be considered as related-party transactions under Singapore law.

In March 2023, Ryde Tech entered into a shareholders loan agreement with DLG with a principal amount of S$2,000,000. The interest rate is 12% per annum accrued on a daily basis. As of December 31, 2023, the actual drawdown amount was S$2,000,000. The loan, together with interest accruing, shall be repaid in March 2024, being 12 months after the first date on which the relevant drawdown amount was disbursed to us. The loan ranks above all of our indebtedness due to or owing under to (i) certain investors who entered into an exchangeable loan agreement dated February 7, 2022; and (ii) our other unsecured creditors. The shareholders have been fully repaid in March 2024.

For the year ended December 31, 2022 and 2023, significant transactions with DLG were as follows:

	Year ended December 31,
	2022	2023	2023
	S$’000	S$’000	US$’000

Interest expense on note from a shareholder	5	171	130

As of December 31, 2022 and 2023, the significant balances with DLG were as follows:

	As of December 31,
	2022	2023	2023
	S$’000	S$’000	US$’000

Note from a shareholder	-	2,850	2,160

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements.”

Legal and Administrative Proceedings

We are currently not a party to any legal, arbitration or administrative proceedings that, in the opinion of our management, are likely to have a material and adverse effect on our business, financial condition or results of operations, and we are not aware of any threat of any of the above-mentioned proceedings. However, we may from time to time become a party to various legal, arbitration or administrative proceedings arising.

Dividend Policy

We have never declared or paid any cash dividend on our Class A Ordinary Shares. We currently plan to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any further determination to pay dividends on our Ordinary Shares would be at the discretion of our board of directors, subject to applicable laws, and would depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors may deem relevant.

8.B. Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and listing details

We listed our Class A Ordinary Shares on the NYSE American under the symbol “RYDE” since March 6, 2024. In our initial public offering, we issued 3,000,000 Class A Ordinary Shares par value US$0.0002 at a price of US$4.00 per share. On March 15, 2024, the representative of the underwriters of our initial public offering partially exercised the over-allotment option to purchase an additional 200,350 Class A Ordinary Shares, par value US$0.0002 per share at a price of US$4.00 per share. We received gross proceeds totaling to US$12.8 million before deducting underwriting discounts and other related expenses.

9.B. Plan of distribution

Not applicable.

9.C. Markets

Our Ordinary Shares are listed on the NYSE American under the symbol “RYDE”.

9.D. Selling shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share capital

Not applicable.

10.B. Memorandum and articles of association

The following are summaries of the material provisions of our amended and restated memorandum and articles of association and the Companies Act, insofar as they relate to the material terms of our Ordinary Shares. They do not purport to be complete. Reference is made to our amended and restated memorandum and articles of association, a copy of which is filed as an exhibit to the annual report.

Objects of Our Company. Under our post-offering memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary Shares. Our Ordinary Shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of our Class A Ordinary Shares and Class B Ordinary Shares will have the same rights except for voting and conversion rights. Each Class A Ordinary Share shall entitle the holder thereof to one vote on all matters subject to vote at our general meetings and each Class B Ordinary Share shall entitle the holder thereof to 10 votes on all matters subject to vote at our general meetings. Our Ordinary Shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion. Class B Ordinary Shares may be converted into the same number of Class A Ordinary Shares at the option of the holders thereof at any time, while Class A Ordinary Shares cannot be converted into Class B Ordinary Shares under any circumstances.

Dividends. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our post-offering memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company. Each Class A Ordinary Share shall be entitled to one vote and each Class B Ordinary Share shall be entitled to 10 votes on all matters subject to the vote at general meetings of our Company. Voting at any meeting of shareholders is by show of hands unless a poll (before or on the declaration of the result of the show of hands) is demanded. A poll may be demanded by the chairperson of such meeting or any one shareholder present in person or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding and issued Ordinary Shares cast at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-offering memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by a majority of our board of directors. Advance notice of at least ten days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to the issued and outstanding shares in our company entitled to vote at the general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out in our post-offering memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of Ordinary Shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;

●	the ordinary share transferred is free of any lien in favor of the Company; and

●	a fee of such maximum sum as the NYSE American may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of NYSE American, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors or by special resolution of our shareholders. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if the Company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes of shares, the rights attached to any class may be materially adversely varied with the consent in writing of the holders of at least two-thirds (2/3) of the issued shares of that class or with the sanction of a resolution passed by not less than two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by the Company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares. Our post-offering memorandum and articles of association authorize our board of directors to issue additional Ordinary Shares from time to time as our board of directors shall determine, to the extent out of available authorized but unissued Ordinary Shares.

Our post-offering memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent out of authorized but unissued preferred shares. Issuance of these shares may dilute the voting power of holders of Ordinary Shares.

Inspection of Books and Records. Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records.

Anti-Takeover Provisions. Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Exclusive Forum. Unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than us. Any person or entity purchasing or otherwise acquiring any share or other securities in our company, or purchasing or otherwise acquiring American depositary shares issued pursuant to deposit agreements, shall be deemed to have notice of and consented to the provisions of this article. Without prejudice to the foregoing, if the provision in this article is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of articles of association shall not be affected and this article shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to our intention.

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires (and is therefore incapable of ratification by the shareholder);

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained;

●	an act purports to abridge or abolish the individual rights of a shareholder; and

●	those who control the company are perpetrating a “fraud on the minority.”

In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court shall direct.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we expect to enter into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow any one or more of our shareholders holding shares which carry in aggregate not less than one-third of the total number of votes attaching to all issued and the outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director will also cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board of directors.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of at least two-thirds (2/3) of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our post-offering memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

10.C. Material contracts

Other than those described in this annual report, we have not entered into any material agreements other than in the ordinary course of business.

10.D. Exchange controls

The Cayman Islands, British Virgin Islands and Singapore currently have no exchange control regulations or currency restrictions.

10.E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands. Pursuant to Section 6 of the Tax Concessions Act (Revised) of the Cayman Islands, our Company has obtained an undertaking from the Financial Secretary: (a) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to our Company or its operations; and (b) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on or in respect of the shares, debentures or other obligations of our Company or by way of withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concessions Act (Revised) of the Cayman Islands. The undertaking for our Company is for a period of 20 years from February 28, 2023.

Payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands in respect of the issue of our Class A Ordinary Shares or on an instrument of transfer in respect of our Class A Ordinary Shares, so long as the instrument of transfer is not executed in, brought to, or produced before a court of in the Cayman Islands.

Singapore Taxation

Dividend Distributions

All Singapore-tax resident companies are currently under the one-tier corporate tax system, or one-tier system.

Under the one-tier system, the income tax paid by a tax resident company is a final tax and its distributable profits can be distributed to shareholders as tax exempt (one-tier) dividends. Such dividends are tax exempt in the hands of a shareholder, regardless of the tax residence status, shareholding level or legal form of the shareholder.

Accordingly, dividends received in respect of the Ordinary Shares by either a resident or non-resident of Singapore are not subject to Singapore income tax (whether by withholding or otherwise), on the basis that we are a tax resident of Singapore and under the one-tier system.

Foreign shareholders are advised to consult their own tax advisers to take into account the tax laws of their respective countries of residence and the existence of any agreement for the avoidance of double taxation which their country of residence may have with Singapore.

Gains on Disposal of Shares

Singapore does not currently impose tax on capital gains. Gains arising from the disposal of the shares may be construed to be of an income nature and subject to Singapore income tax, especially if they arise from activities which may be regarded as the carrying on of a trade or business in Singapore. Such gains may also be considered income in nature, even if they do not arise from an activity in the ordinary course of trade or business or an ordinary incident of some other business activity, if the shares were purchased with the intention or purpose of making a profit by sale rather than holding for long-term investment purposes in Singapore. Conversely, gains from disposition of the shares in Singapore, if considered as capital gains rather than income by the Inland Revenue Authority of Singapore (“IRAS”), are not taxable in Singapore.

There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. The characterization of gains arising from the sale of our shares will depend primarily on the facts and circumstances (commonly referred to as the “badges of trade”) of each shareholder.

Subject to specified exceptions, Section 13W of the Singapore Income Tax Act 1947, or “SITA,” provides for certainty on the non-taxability of gains derived by a corporate taxpayer from the disposal of Ordinary Shares during the period from June 1, 2012 to December 31, 2027 (both dates inclusive) where:

●	the divesting company had legally and beneficially held a minimum shareholding of 20% of the Ordinary Shares of the company whose shares are being disposed; and

●	the divesting company had maintained the minimum 20% shareholding for a continuous period of at least 24 months immediately prior to the disposal.

The above-mentioned “safe harbor rules” prescribed under Section 13W of SITA will not apply to a divesting company under certain scenarios. These include, but are not limited to, the divesting company that is in the business of trading or holding Singapore immovable properties (excluding property development), where the shares are not listed on a stock exchange in Singapore or elsewhere, the divesting company whose gains or profits from the disposal of Ordinary Shares are included as part of its income based on the provisions of section 26 of the SITA, disposal of shares by a partnership, limited partnership or limited liability partnership where one or more of the partners is a company or are companies, etc.

Shareholders who apply, or who are required to apply, the Singapore Financial Reporting Standard 39 –Financial Instruments: Recognition and Measurement, or FRS 39; the Singapore Financial Reporting Standard 109 – Financial Instruments, or FRS 109; or the Singapore Financial Reporting Standard (International) 9 – Financial Instruments, or SFRS(I) 9, may for the purposes of Singapore income tax be required to recognize gains or losses in respect of financial instruments (not being gains or losses in the nature of capital) in accordance with FRS 39, FRS 109 or SFRS(I) 9 (as the case may be) (as modified by the applicable provisions of Singapore income tax law) even where no sale or disposal of the shares is made.

Section 34A of the SITA provides of the tax treatment for financial instruments in accordance with FRS 39 (subject to certain exceptions and “opt-out” provisions) for taxpayers who are required to comply with FRS 39 for financial reporting purposes. The IRAS has also issued a circular entitled “Income Tax Implications Arising from the Adoption of FRS 39 — Financial Instruments: Recognition and Measurement.” FRS 109 or SFRS(I) 9 (as the case may be) is mandatorily effective for annual periods beginning on or after January 1, 2018, replacing FRS 39. Section 34AA of the SITA requires taxpayers who comply or who are required to comply with FRS 109 or SFRS(I) 9 (as the case may be) for financial reporting purposes to calculate their profit, loss or expense for Singapore income tax purposes in respect of financial instruments in accordance with FRS 109 or SFRS(I) 9 (as the case may be), subject to certain exceptions. The IRAS has also issued a circular entitled “Income Tax: Income Tax Treatment Arising from Adoption of FRS 109 — Financial Instruments.”

Shareholders who may be subject to the above-mentioned tax treatments, including under Sections 34A or 34AA of the SITA, should consult their accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, holding and disposal of the shares.

Stamp Duty

There is no stamp duty payable on the subscription and issuance of the shares.

In relation to a transfer of the Ordinary Shares, no stamp duty is payable if no instrument of transfer is executed or if the instrument of transfer is executed outside Singapore and not received in Singapore. Accordingly, stamp duty is not applicable to electronic transfers of our shares effected solely on a book entry basis outside Singapore. We therefore expect that no Singapore stamp duty will be payable where shares are acquired by U.S. Holders solely in book entry form through the facility outside Singapore established by our transfer agent and registrar outside Singapore to the extent that the instruments of transfer (including electronic instruments) are not received in Singapore and all electronic records and any information relating to such transfers are not electronically received by persons in Singapore, stored on any server or device in Singapore or made accessible to any person in Singapore.

Stamp duty will be payable if there is an instrument (including an electronic instrument) for the transfer of our shares which is either executed in Singapore or executed outside Singapore and received in Singapore.

Where the instrument of transfer is executed in Singapore, stamp duty must be paid within 14 days of the execution of the instrument of transfer. Where the instrument of transfer is executed outside Singapore and received in Singapore, stamp duty must be paid within 30 days of receipt of the instrument of transfer in Singapore. An electronic instrument that is executed outside Singapore is treated as received in Singapore in any of the following scenarios: (a) it is retrieved or accessed by a person in Singapore; (b) an electronic copy of it is stored on a device (including a computer) and brought into Singapore; or (c) an electronic copy of it is stored on a computer in Singapore.

Stamp duty on an instrument of transfer of shares is payable at the rate of 0.2% of the consideration for, or market value of, the shares, whichever is higher.

Stamp duty is borne by the purchaser unless there is an agreement to the contrary.

Estate Duty

Singapore estate duty was abolished with respect to all deaths occurring on or after February 15, 2008.

Tax Treaties Regarding Withholding Taxes

There is no comprehensive agreement for the avoidance of double taxation between the U.S. and Singapore which applies to withholding taxes (if any) on dividends or capital gains.

Goods and Services Tax (“GST”)

The sale of the shares by a GST-registered investor belonging in Singapore for GST purposes to another person belonging in Singapore is an exempt supply not subject to GST. Any input GST (for example, GST on brokerage) incurred by the GST-registered investor in connection with the making of an exempt supply is generally not recoverable from the Singapore Comptroller of GST and will become an additional cost to the investor unless the investor satisfies certain conditions prescribed under the GST legislation or satisfies certain GST concessions.

Where the shares are sold by a GST-registered investor in the course of or furtherance of a business carried on by such investor contractually to and for the direct benefit of a person belonging outside Singapore, the sale should generally, subject to satisfaction of certain conditions, be considered a taxable supply subject to GST at 0%. Any input GST (for example, GST on brokerage) incurred by the GST-registered investor in making such a supply in the course of or furtherance of a business may be fully recoverable from the Singapore Comptroller of GST. Investors should seek their own tax advice on the recoverability of GST incurred on expenses in connection with the purchase and sale of the shares.

Services consisting of arranging, brokering, underwriting or advising on the issue, allotment or transfer of ownership of the shares rendered by a GST-registered person to an investor belonging in Singapore for GST purposes in connection with the investor’s purchase, sale or holding of the shares will be subject to GST at the standard rate of 7%. This rate will be raised from 7% to 8% with effect from January 1, 2023, and from 8% to 9% with effect from January 1, 2024. Similar services rendered by a GST registered person contractually to an investor belonging outside Singapore and for the direct benefit of such an investor or a GST registered person belonging in Singapore should generally, subject to the satisfaction of certain conditions, be subject to GST at 0%.

Certain United States Federal Income Tax Considerations

The following discussion is a summary of certain U.S. federal income tax considerations generally applicable to the ownership and disposition of the Ordinary Shares by a U.S. Holder (as defined below) that acquires the Class A Ordinary Shares in this annual report and holds the Ordinary Shares as “capital assets” (generally, property held for investment) under the Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal income tax laws, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of the Class A Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as, banks and other financial institutions; insurance companies; pension plans; cooperatives; regulated investment companies; real estate investment trusts; broker-dealers; traders that elect to use a mark-to-market method of accounting; certain former U.S. citizens or long-term residents; tax-exempt entities (including private foundations); holders who acquire their Class A Ordinary Shares pursuant to any employee share option or otherwise as compensation; investors that will hold their Class A Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes; investors that have a functional currency other than the U.S. dollar; persons holding their Class A Ordinary Shares in connection with a trade or business conducted outside the United States; persons that actually or constructively own 10% or more of our stock (by vote or value); or partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the Class A Ordinary Shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of the Class A Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the Ordinary Shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in or organized under the law of the United States or any state thereof or the District of Columbia; (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in the Ordinary Shares.

For U.S. federal income tax purposes, a U.S. Holder of Ordinary Shares will generally be treated as the beneficial owner of the underlying shares represented by the Ordinary Shares. The remainder of this discussion assumes that a U.S. Holder of the Ordinary Shares will be treated in this manner. Accordingly, deposits or withdrawals of Ordinary Shares will generally not be subject to U.S. federal income tax.

Dividends

Subject to the PFIC rules described below under “— Passive Foreign Investment Company Considerations”, any cash distributions paid on the Ordinary Shares (including the amount of any Singapore tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Ordinary Shares. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the Ordinary Shares will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income”; provided that certain conditions are satisfied, including that (1) the Ordinary Shares on which the dividends are paid are readily tradable on an established securities market in the United States, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period and other requirements are met.

For U.S. foreign tax credit purposes, dividends paid on the Ordinary Shares generally will be treated as income from foreign sources and generally will constitute passive category income. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are very complex. For example, certain Treasury Regulations promulgated in December 2021 imposed requirements regarding the eligibility of creditable taxes for U.S. holders and recent notices from the IRS provided temporary relief from such Treasury Regulations, provided certain requirements are satisfied. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances, including the effects of any applicable income tax treaties and any Treasury Regulations or IRS guidance.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such Ordinary Shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long term if the Ordinary Shares have been held for more than one year. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which may limit the availability of foreign tax credits. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of the Ordinary Shares, including the availability of the foreign tax credit under its particular circumstances and the effects of any applicable income tax treaties and the recent Treasury Regulations and IRS guidance discussed above.

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a)75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions, and gains from assets that produce passive income. Cash is generally a passive asset. Goodwill is active to the extent attributable to activities that produce or are intended to produce active income. In determining whether a non-U.S. corporation is a PFIC, a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Based upon our current and expected income and assets (including goodwill), we do not expect to be a PFIC for the current taxable year. However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Ordinary Shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and any unbooked intangibles, may be determined by reference to the market price of our Ordinary Shares (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial price offering. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets for purposes of the analysis set forth in subparagraphs (a) and (b), above or the valuation of our goodwill and any unbooked intangibles, which may result in our company being or becoming a PFIC for the current or future taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Ordinary Shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;
●	such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, each a pre-PFIC year, will be taxable as ordinary income;
●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and
●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares and we own any equity in a non-United States entity that is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we may own equity.

A U.S. Holder that holds stock in a non-U.S. corporation during any taxable year in which the corporation is treated as a PFIC is subject to special tax rules with respect to (a) any gain realized on the sale, exchange or other disposition of the stock and (b) any “excess distribution” by the corporation to the holder, unless the holder elects to treat the PFIC as a “qualified electing fund” (“QEF”) or makes a “mark-to-market” election, each as discussed below. An “excess distribution” is that portion of a distribution with respect to PFIC stock that exceeds 125% of the average of such distributions over the preceding three-year period or, if shorter, the U.S. Holder’s holding period for its shares. Excess distributions and gains on the sale, exchange or other disposition of stock of a corporation which was a PFIC at any time during the U.S. Holder’s holding period are allocated ratably to each day of the U.S. Holder’s holding period. Amounts allocated to the taxable year in which the disposition occurs and amounts allocated to any period in the shareholder’s holding period before the first day of the first taxable year that the corporation was a PFIC will be taxed as ordinary income (rather than capital gain) earned in the taxable year of the disposition. Amounts allocated to each of the other taxable years in the U.S. Holder’s holding period are not included in gross income for the year of the disposition, but are subject to a tax (equal to the highest ordinary income tax rates in effect for those years, and increased by an interest charge at the rate applicable to income tax deficiencies) that is added to the tax otherwise due for the taxable year in which the disposition occurs. The tax liability for amounts allocated to years before the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Equity Shares cannot be treated as capital, even if a U.S. Holder held such Equity Shares as capital assets. The preferential U.S. federal income tax rates for dividends and long-term capital gain of individual U.S. Holders (as well as certain trusts and estates) would not apply, and special rates would apply for calculating the amount of the foreign tax credit with respect to excess distributions.

If a corporation is a PFIC for any taxable year during which a U.S. Holder holds shares in the corporation, then the corporation generally will continue to be treated as a PFIC with respect to the holder’s shares, even if the corporation no longer satisfies either the passive income or passive asset tests described above, unless the U.S. Holder terminates this deemed PFIC status by electing to recognize gain, which will be taxed under the excess distribution rules as if such shares had been sold on the last day of the last taxable year for which the corporation was a PFIC.

The excess distribution rules may be avoided if a U.S. Holder makes a QEF election effective beginning with the first taxable year in the holder’s holding period in which the corporation is a PFIC. A U.S. Holder that makes a QEF election is required to include in income its pro rata share of the PFIC’s ordinary earnings and net capital gain as ordinary income and long-term capital gain, respectively, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. A U.S. Holder whose QEF election is effective after the first taxable year during the holder’s holding period in which the corporation is a PFIC will continue to be subject to the excess distribution rules for years beginning with such first taxable year for which the QEF election is effective.

In general, a U.S. Holder makes a QEF election by attaching a completed IRS Form 8621 to a timely filed (taking into account any extensions) U.S. federal income tax return for the year beginning with which the QEF election is to be effective. In certain circumstances, a U.S. Holder may be able to make a retroactive QEF election. A QEF election can be revoked only with the consent of the IRS. In order for a U.S. Holder to make a valid QEF election, the corporation must annually provide or make available to the holder certain information. We do not intend to provide to U.S. Holders the information required to make a valid QEF election and we currently make no undertaking to provide such information. Accordingly, it is currently anticipated that a U.S. Holder will not be able to avoid the special tax rules described above by making the QEF election.

As an alternative to making a QEF election, a U.S. Holder may make a “mark-to-market” election with respect to its PFIC shares if the shares meet certain minimum trading requirements. If a U.S. Holder makes a valid mark-to-market election for the first tax year in which such holder holds (or is deemed to hold) stock in a corporation and for which such corporation is determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect of its stock. Instead, a U.S. Holder that makes a mark-to-market election will be required to include in income each year an amount equal to the excess, if any, of the fair market value of the shares that the holder owns as of the close of the taxable year over the holder’s adjusted tax basis in the shares. The U.S. Holder will be entitled to a deduction for the excess, if any, of the holder’s adjusted tax basis in the shares over the fair market value of the shares as of the close of the taxable year; provided, however, that the deduction will be limited to the extent of any net mark-to-market gains with respect to the shares included by the U.S. Holder under the election for prior taxable years. The U.S. Holder’s basis in the shares will be adjusted to reflect the amounts included or deducted pursuant to the election. Amounts included in income pursuant to a mark-to-market election, as well as gain on the sale, exchange or other taxable disposition of the shares, will be treated as ordinary income. The deductible portion of any mark-to-market loss, as well as loss on a sale, exchange or other disposition of shares to the extent that the amount of such loss does not exceed net mark-to-market gains previously included in income, will be treated as ordinary loss.

The mark-to-market election applies to the taxable year for which the election is made and all subsequent taxable years, unless the shares cease to meet applicable trading requirements (described below) or the IRS consents to its revocation. The excess distribution rules generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. However, if a U.S. Holder makes a mark-to-market election for PFIC stock after the beginning of the holder’s holding period for the stock, a coordination rule applies to ensure that the holder does not avoid the tax and interest charge with respect to amounts attributable to periods before the election.

A mark-to-market election is available only if the shares are considered “marketable” for these purposes. Shares will be marketable if they are regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission or on a non-U.S. exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. For these purposes, shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. Each U.S. Holder should ask its own tax advisor whether a mark-to-market election is available or desirable.

A U.S. Holder of PFIC stock must generally file an IRS Form 8621 annually. A U.S. Holder must also provide such other information as may be required by the U.S. Treasury Department if the U.S. Holder (i) receives certain direct or indirect distributions from a PFIC, (ii) recognizes gain on a direct or indirect disposition of PFIC stock, or (iii) makes certain elections (including a QEF election or a mark-to-market election) reportable on IRS Form 8621.

U.S. Holders are urged to consult their tax advisors as to our status as a PFIC, and, if we are treated as a PFIC, as to the effect on them of, and the reporting requirements with respect to, the PFIC rules and the desirability of making, and the availability of, either a QEF election or a mark-to-market election with respect to our ordinary shares. We provide no advice on taxation matters.

Information with Respect to Foreign Financial Assets

In addition, certain U.S. Holders may be subject to certain reporting obligations with respect to ordinary shares if the aggregate value of these and certain other “specified foreign financial assets” exceeds $50,000. If required, this disclosure is made by filing Form 8938 with the IRS. Significant penalties can apply if U.S. Holders are required to make this disclosure and fail to do so. In addition, a U.S. Holder should consider the possible obligation for online filing of a FinCEN Report 114—Foreign Bank and Financial Accounts Report as a result of holding ordinary shares. U.S. Holders are thus encouraged to consult their U.S. tax advisors with respect to these and other reporting requirements that may apply to their acquisition of ordinary shares.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to distributions made on our ordinary shares within the U.S. to a non-corporate U.S. Holder and to the proceeds from the sale, exchange, redemption or other disposition of Equity Shares by a non-corporate U.S. Holder to or through a U.S. office of a broker. Payments made (and sales or other dispositions effected at an office) outside the U.S. will be subject to information reporting in limited circumstances.

In addition, backup withholding of U.S. federal income tax may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (or otherwise establishes, in the manner provided by law, an exemption from backup withholding) or to report dividends required to be shown on the U.S. Holder’s U.S. federal income tax returns.

Backup withholding is not an additional income tax, and the amount of any backup withholding from a payment to a U.S. Holder will be allowed as credit against the U.S. Holder’s U.S. federal income tax liability provided that the appropriate returns are filed.

You should consult your own tax advisor as to the qualifications for exemption from backup withholding and the procedures for obtaining the exemption.

10.F. Dividends and paying agents

Not applicable.

10.G. Statement by experts

Not applicable.

10.H. Documents on display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

10.I. Subsidiary Information

For a list of our subsidiaries, see “Item 4. Information of the Company – C. Organizational Structure.”

10.J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Interest rate fluctuations, primarily due to the uncertain future behavior of markets, may have a material impact on the financial results of a company. Given the fact that the Company has no outstanding bank borrowings or loans, we believe we have not been exposed to material risks due to changes in market interest rates. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future.

Foreign Exchange Risk

The functional currency of our operating subsidiary is SGD, and therefore our operations are exposed to foreign exchange rate fluctuations. Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the SGD to the U.S. dollar.

Liquidity Risk

Liquidity risk refers to the risk that the Company may encounter challenges in fulfilling its obligations related to financial liabilities settled through cash or other financial assets. The Company’s primary goal in managing liquidity is to ensure adequate resources are available to meet its obligations, both in normal circumstances and during stressed scenarios, without incurring unacceptable losses or risking damage to its reputation. Management monitors rolling forecasts of the Company’s cash and cash equivalents on the basis of expected cash flows. This monitoring process is typically conducted by the operating entity, adhering to established practices and limits defined by the Company.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A. – 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333- 274283), as amended, which was declared effective by the SEC on February 28, 2023, with respect to the Company’s initial public offering completed on March 6, 2023. In this offering, the Company issued 3,000,000 Class A Ordinary Shares at a price of US$4.00 per share. Maxim Group LLC was the representative of the underwriters. The Company received gross proceeds in the amount of US$12 million and net proceeds of approximately US$10.1 million after deducting underwriting discounts and expenses.

On March 14, 2024, Maxim Group LLC., the underwriter of the initial public offering (the “IPO”) of the Company, notified the Company of their decision to exercise the over-allotment option to purchase an additional 200,350 Class A Ordinary Shares of the Company, par value $0.0002 per share, at a price of US$4.00 per share. The closing for the sale of the Over-allotment Class A Shares took place on March 15, 2023. Gross proceeds of the Company’s IPO, including the proceeds from the sale of the Over-allotment Class A Shares, totaled approximately US$0.8 million, before deducting underwriting discounts and other related expenses.

As of April 26, 2024, we used the net proceeds received from our initial public offering for (i) prepayments of US$3.5 million to five consultants for the consulting services include investor relation, business strategic and business development for the consulting period over 20 months; and (ii) repayment of US$3.55 million to shareholder loans. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

None of these net proceeds from our initial public offering and the optional offering was paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure controls and procedures

Disclosure controls and procedures include controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Our management, under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(f) or 15(d)-15(f) promulgated under the Exchange Act, as of December 31, 2023. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of such date, our disclosure controls and procedures are effective at a reasonable assurance level.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) or 15(d)-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Under the supervision and with the participation of our management, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2023 based on the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As Meili Technologies Pte. Ltd. (“Meili”) was acquired in a business combination in 2023, management has excluded Meili from its assessment of internal control over financial reporting as of December 31, 2023. Meili represented approximately 8.3% of our consolidated total assets as of December 31, 2023, and 0.8% of our consolidated revenues for the year ended December 31, 2023.

Attestation report of the registered public accounting firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in internal control over financial reporting

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

Not applicable.

ITEM 16A. AUDIT COMMITTEE AND FINANCIAL EXPERT

Our audit committee consists of Ms. Khoo Su Nee, Joanne, Mr. Poon Wai Hong, and Mr. Venkata Subramanian s/o Sreenivasan. All audit committee members satisfy the independence requirements set forth under the rules of the NYSE American, and in Rule 10A-3 under the Exchange Act. Our board of directors has determined that Ms. Joanne Khoo qualifies as an audit committee financial expert as defined in Item 16A of Form 20-F.

ITEM 16B. CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that is applicable to all of our employees, and also contains provisions that apply only to our principal executive officer, principal financial and accounting officers and persons performing similar functions. A copy of our Code of Business Conduct and Ethics is incorporated by reference as an exhibit to this Annual Report and posted on our website at https://investor.rydesharing.com/governance/.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees in connection with certain professional services rendered by Kreit & Chiu CPA LLP, our independent registered public accounting firms, during the period indicated.

	Year Ended December 31,
	2022	2023
Services	US$’000	US$’000

Audit fees(1)	300,000	180,000
Total	300,000	180,000

(1)	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, and comfort letter in connection with the underwritten public offering.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FORM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are a company incorporated in the Cayman Islands and are listed on NYSE American. NYSE American rules permit a foreign private issuer to follow the corporate governance practices of our home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from NYSE American corporate governance listing standards applicable to domestic U.S. companies.

We are not required to have a compensation committee and a nominating committee composed entirely of independent directors. Although not required, we have a compensation committee and a nominating committee comprised of three independent directors.

We are also not required to obtain shareholder approval with respect (a) the establishment (or material amendment to) a stock option or purchase plan or other equity compensation arrangement as specified in Section 711 of the NYSE American LLC Company Guide; (b) the issuance of additional shares as sole or partial consideration for an acquisition of the stock or assets of another company in the circumstances specified in Section 712 of the NYSE American LLC Company Guide; and (c) the issuance of additional shares in connection with a transaction specified in Section 713 of the NYSE American LLC Company Guide, or that will result in a change of control of the Company.

Subject to the foregoing, we rely on the exemptions listed above. As a result, you may not be provided with the benefits of certain corporate governance requirements of NYSE American applicable to U.S. domestic public companies.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted insider trading policies governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policies is attached as an exhibit to this annual report.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We maintain cybersecurity risk management program designed to identify, assess, manage, mitigate, and respond to cybersecurity threats. To implement such program, our management works closely with our IT, operations and finance teams. We have also developed and integrated certain mitigation measures and programs into our overall risk management framework, including robust security protocols, regular system updates, employee training, and incident response plans.

We have, from time to time, experienced threats to our data and systems, including malware and computer virus attacks. Although such risks have not materially affected us, and despite our proactive and extensive efforts to manage cybersecurity risks, we may not be successful in preventing or mitigating a cybersecurity incident that could have a material adverse effect on us. For more information about the cybersecurity risks we face, refer to “Item 3. Key Information—D. Risk Factors” (and in particular the risk factors headed “Security, privacy, or data breaches involving sensitive, personal or confidential information could also expose us to liability under various laws and regulations, decrease trust in our platform, and increase the risk of litigation and governmental investigation.” and “The proper uninterrupted functioning of our highly complex technology platform is essential to our business”).

Governance

Our board of directors oversees the management of our cybersecurity risk. At the management level, our Chief Financial Officer and Chief Technology Officer are primarily responsible for assessing and managing material cybersecurity risks and incidents. They meet regularly with our IT and business operations teams to review cybersecurity performance metrics, identify top cybersecurity risks, and assess the status of cybersecurity programs and initiatives.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
1.1	3rd Amended and Restated Memorandum and Articles of Association of Ryde Group Ltd (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-274283), filed with the SEC on September 29, 2023).

2.1	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-274283), as amended, filed with the SEC on September 29, 2023).

4.1

Employment Agreement by and between Ryde Group Ltd and its Chief Executive Officer (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-274283), as amended, initially filed with the SEC on August 31, 2023).

4.2

Employment Agreement by and between Ryde Group Ltd and its Chief Financial Officer (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-274283), as amended, initially filed with the SEC on August 31, 2023).

4.3	2023 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form S-8 (File No. 333-278873) filed with the SEC on April 23, 2024).

4.4

Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-274283), as amended, initially filed with the SEC on August 31, 2023).

4.5

Form of Independent Director Agreement (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-274283), as amended, initially filed with the SEC on August 31, 2023).

4.6

Employment Agreement by and between Ryde Group Ltd and Tan Ting Yong (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-274283), as amended, initially filed with the SEC on August 31, 2023).

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to our Registration Statement on Form F-1 (File No. 333-274283), as amended, initially filed with the SEC on August 31, 2023).

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 14.1 to our Registration Statement on Form F-1 (File No. 333-274283), as amended, initially filed with the SEC on August 31, 2023).

11.2*	Insider Trading Policy.

12.1*	Certification of our Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of our Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification of our Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the SarbanesOxley Act of 2002.

13.2**	Certification of our Principal Financial Officer pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the SarbanesOxley Act of 2002.

15.1*	Consent of Independent Registered Public Accounting Firm.

15.2*	Consent of Harney Westwood & Riegels Singapore LLP.

97.1*	Compensation Recovery Policy.

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

* Filed with this annual report on Form 20-F

** Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RYDE GROUP LTD

By:	/s/ Zou Junming Terence
Name:	Zou Junming Terence
Title:	Chairman and Chief Executive Officer

Date: April 26, 2024

RYDE GROUP LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Ryde Group Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ryde Group Ltd and its subsidiaries (collectively, the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the three years ended and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Kreit & Chiu CPA LLP

We have served as the Company’s auditors since 2022.

Los Angeles, California

April 26, 2024

RYDE GROUP LTD

CONSOLIDATED BALANCE SHEETS

	December 31, 2022	December 31, 2023	December 31, 2023
	S$’000	S$’000	US$’000
ASSETS
Current assets
Cash and cash equivalents	3,007	1,694	1,284
Accounts receivable, net	70	30	23
Deposits, prepaid expenses and other current assets	690	660	500
Deferred initial public offering (“IPO”) costs	-	2,079	1,576
Total current assets	3,767	4,463	3,383

Non-current assets
Property and equipment, net	24	61	46
Intangible assets, net	532	673	510
Goodwill, net	-	-	-
Total non-current assets	556	734	556

TOTAL ASSETS	4,323	5,197	3,939

LIABILITIES
Current liabilities
Accounts payable	3,401	5,463	4,141
Accrued expenses and other current liabilities	827	1,922	1,457
Convertible loans	-	2,303	1,746
Note from a shareholder	-	2,850	2,160
Operating lease obligations	-	49	37
Total current liabilities	4,228	12,587	9,541

Non-current liabilities
Convertible loans	5,094	-	-
Deferred tax liabilities	-	32	24
Total non-current liabilities	5,094	32	24

TOTAL LIABILITIES	9,322	12,619	9,565

SHAREHOLDERS’ EQUITY
Ordinary Shares, US$0.0002 of nominal or par value, 175,000,000 Class A shares and 75,000,000 Class B shares authorized, 12,571,044 Class A shares as of December 31, 2023 (2022: 8,159,166) and 3,542,400 Class B shares issued and outstanding for both periods	3	4	3
Additional paid-in capital	8,101	18,663	14,146
Accumulated deficit	(13,066)	(25,893)	(19,626)
Foreign currency translation reserve	-	(117)	(89)
Deficit attributable to owners of the Company	(4,962)	(7,343)	(5,566)
Non-controlling interests	(37)	(79)	(60)
Total shareholders’ deficit	(4,999)	(7,422)	(5,626)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,323	5,197	3,939

The accompanying notes are an integral part of these financial statements.

RYDE GROUP LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the year ended December 31,
	2021	2022	2023	2023
	S$’000	S$’000	S$’000	US$’000

Revenue	6,195	8,825	8,667	6,569

Other income	440	289	89	67
Drivers and riders cost and related expenses	(4,220)	(7,534)	(6,813)	(5,164)
Employee benefits expenses	(1,473)	(2,046)	(2,052)	(1,555)
Depreciation and amortization expenses	(273)	(301)	(402)	(305)
Finance costs	(118)	(198)	(446)	(338)
Other expenses	(1,791)	(3,995)	(4,289)	(3,251)
Impairment of goodwill	-	-	(664)	(503)
Share-based compensation	-	-	(6,959)	(5,275)

Loss before income taxes	(1,240)	(4,960)	(12,869)	(9,755)

Income tax expense	-	-	-	-
Loss for the year	(1,240)	(4,960)	(12,869)	(9,755)

Other comprehensive loss:
Foreign currency translation adjustment	-	-	(117)	(89)
Net loss and total comprehensive loss	(1,240)	(4,960)	(12,986)	(9,844)

Loss for the year attributable to:
Owners of the Company	(1,231)	(4,923)	(12,827)	(9,723)
Non-controlling interest	(9)	(37)	(42)	(32)
	(1,240)	(4,960)	(12,869)	(9,755)

Net loss and total comprehensive loss attributable to:
Owners of the Company	(1,231)	(4,923)	(12,944)	(9,812)
Non-controlling interest	(9)	(37)	(42)	(32)
	(1,240)	(4,960)	(12,986)	(9,844)

Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.11)	(0.42)	(1.00)	(0.75)

Weighted average number of Ordinary Shares used in computing net loss per share
Basic and diluted (‘000)	11,702	11,702	13,007	13,007

The accompanying notes are an integral part of these financial statements.

RYDE GROUP LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Ordinary Shares
	Class A Shares Outstanding		Class B Shares Outstanding	Par value		Additional paid-in capital	Accumulated deficit	Foreign currency translation reserve	Deficit attributable to owners of the Company	Non- controlling interests	Total deficit
	‘000		‘000	S$’000		S$’000	S$’000	S$’000	S$’000	S$’000	S$’000

Balance as of January 1, 2021	8,159		3,543	3		7,868	(6,912)	-	959	7	966
Net loss	-		-	-		-	(1,231)	-	(1,231)	(9)	(1,240)
Conversion of convertible loan from a shareholder	-	*	-	-		117	-	-	117	1	118
Balance as of December 31, 2022	8,159		3,543	3		7,985	(8,143)	-	(155)	(1)	(156)
Net loss	-		-	-		-	(4,923)	-	(4,923)	(37)	(4,960)
Conversion of convertible loan from a shareholder	-	*	-	-		116	-	-	116	1	117
Balance as of December 31, 2022	8,159		3,543	3		8,101	(13,066)	-	(4,962)	(37)	(4,999)

Net loss	-		-	-		-	(12,827)	(117)	(12,944)	(42)	(12,986)
Conversion of convertible loan from third parties	1,194		-	-	**	3,481	-	-	3,481	-	3,481
Share-based payment	3,218		-	1		7,081	-	-	7,082	-	7,082
Balance as of December 31, 2023	12,571		3,543	4		18,663	(25,893)	(117)	(7,343)	(79)	(7,422)

				US$’000		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance as of December 31, 2023	12,571		3,543	3		14,146	(19,626)	(89)	(5,566)	(60)	(5,626)

*	As part of the reorganization the entities are under common control as described in Note 1, the convertible loan of S$2,349,000 and accrued interest S$118,000 and S$117,000 for the financial years ended December 31, 2021 and 2022 was fully converted into the Company’s Class A Ordinary Shares in April 2023. Therefore, the conversion of convertible loan from a shareholder was accounted for retrospectively on January 1, 2021, and the converted shares are included in Class A Ordinary Shares.

**	Amount less than S$1,000.

The accompanying notes are an integral part of these financial statements.

RYDE GROUP LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2021	2022	2023	2023
	S$’000	S$’000	S$’000	US$’000
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(1,240)	(4,960)	(12,869)	(9,755)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Amortization	265	287	340	258
Depreciation	8	14	62	47
Loss/(Gain) on disposal of property and equipment	1	- *	-	-
Interest expense	-	-	355	269
Amortization of debt issuance cost	-	-	91	69
Impairment of goodwill	-	-	664	503
Share-based payment expenses	-	-	6,959	5,275
Net effect of exchange rates changes	-	-	5	4
Change in operating assets and liabilities, net of impact of business acquisitions and disposals:
Accounts receivable	(11)	(59)	52	39
Deposits, prepaid expenses and other current assets	(302)	(16)	107	81
Accounts payable	860	539	1,895	1,436
Accrued expenses and other current liabilities	307	354	727	551
Net cash used in operating activities	(112)	(3,841)	(1,612)	(1,223)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(26)	(15)	(3)	(2)
Proceeds from disposal of property and equipment	-	- *	-	-
Additions in intangible assets	(303)	(467)	(482)	(365)
Cash acquired from acquisition of subsidiaries	-	-	63	48
Net cash used in investing activities	(329)	(482)	(422)	(319)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	500	5,200	2,850	2,160
Repayments of borrowings	-	(500)	-	-
Repayments of lease liabilities	-	-	(50)	(38)
Deferred IPO costs	-	-	(2,079)	(1,575)
Net cash provided by financial activities	500	4,700	721	547

Net change in cash and cash equivalents	59	377	(1,313)	(995)
Cash, cash equivalents and restricted cash - beginning of period	2,571	2,630	3,007	2,279
Cash, cash equivalents and restricted cash - end of period	2,630	3,007	1,694	1,284

Supplemental disclosure of cash flow information
Cash paid for interest	-	-	-	-
Cash paid for income tax	-	-	-	-

Non-cash investing activities
Non-cash transactions from acquisition of subsidiaries	-	-	600	455
*	Amount less than 1,000

The accompanying notes are an integral part of these financial statements.

RYDE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1     Organization and business overview

Ryde Group Ltd (the “Company”) is an investment holding company incorporated on February 21, 2023 under the laws of the Cayman Islands. The Company has no substantial operations other than holding all of the outstanding share capital of Ryde Group (BVI) Ltd (“Ryde BVI”) incorporated under the laws of the British Virgin Islands (“BVI) on February 22, 2023. Ryde BVI has no substantial operations other than holding all of the equity interest of Ryde Technologies Pte. Ltd., a Singapore company incorporated on September 2, 2014.

The Company through its subsidiaries provide mobility and quick commerce solutions to its consumers. Ryde is a technology-driven platform that offers reliable, affordable, and sustainable mobility and quick commerce solutions to our consumers. The Company’s core business is divided into two categories: (i) mobility, which involves providing flexible and scheduled carpooling and ride-hailing services, matching riders with our network of driver partners; and (ii) quick commerce, which involves on-demand, scheduled, and multi-stop parcel delivery services. Our technology-enabled platform enables us to provide efficient, personalized, and cashless payment services, ensuring a seamless user experience for both riders and partners. Ultimately, Ryde is dedicated to providing sustainable, affordable, and convenient mobility and delivery solutions to our consumers.

Ryde Group Ltd, and its subsidiaries are collectively referred to as the “Company” or “Ryde”.

The Company is headquartered in Singapore.

On May 5, 2023, the Company completed an internal reorganization of Ryde Technologies Pte. Ltd. whereby certain then existing shareholders, who collectively owned 99.26% of the equity interests of Ryde Technologies Pte. Ltd. prior to the reorganization, transferred their respective Ordinary Shares in the capital of Ryde Technologies Pte. Ltd. to the Company’s nominee, Ryde Group (BVI) Ltd. In consideration thereof, the Company had allotted and issued an aggregate of 4,503,985 Ordinary Shares comprising 3,263,666 Class A Ordinary Shares of the Company and 1,240,319 Class B Ordinary Shares of the Company to such shareholders of Ryde Technologies Pte. Ltd. Zou Junming Terence has transferred his share in Ryde Group (BVI) Ltd to the Company, in consideration thereof, the Company had allotted and issued 176,640.8 Class B Ordinary Shares of the Company to Zou Junming Terence, in accordance with and subject to the terms of the Restructuring Agreement. After the reorganization, Ryde Technologies Pte. Ltd. became a 99.26% subsidiary of Ryde Group (BVI) Ltd, who is in turn, a wholly-owned subsidiary of Ryde Group Ltd. These entities are under common control, accordingly, the consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company.

The consolidated financial statements of the Company include the following entities:

Name	Date of incorporation	Percentage of direct or indirect interests	Place of incorporation	Principal activities

Ryde Group (BVI) Limited	February 22, 2023	100%	British Virgin Islands	Dormant
Ryde Technologies Pte. Ltd.	September 2, 2014	99.26%	Singapore	Mobility and quick commerce solutions
Meili Technologies Pte. Ltd.	November 30, 2020	99.26%	Singapore	Quick Commerce solutions
Meili Technologies (M) Sdn. Bhd.	December 16, 2021	99.26%	Malaysia	Dormant

RYDE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1     Organization and business overview (continued)

The major rights, preferences and privileges of the Class A and Class B Ordinary Shares are as follows:

Conversion rights

Class B Ordinary Shares may be converted into the same number of Class A Ordinary Shares at the option of the holders thereof at any time, while Class A Ordinary Shares cannot be converted into Class B Ordinary Shares under any circumstances.

Dividend rights

The holders of Class A and Class B Ordinary Shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors).

No dividends on Ordinary Shares have been declared for the year ended December 31, 2023 and December 31, 2022.

Liquidation preferences

In the event of any liquidation, dissolution, or winding up of the Company, either voluntarily or involuntarily, the holders of Class A and Class B Ordinary Shares are entitled to any distribution of any assets or funds in proportion to the par value of the shares held by them.

Voting rights

Holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company. Each Class A Ordinary Share shall be entitled to one vote and each Class B Ordinary Share shall be entitled to 10 votes on all matters subject to the vote at general meetings of our Company.

2     Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the applicable rules and regulations of the Securities and Exchange Commission (“SEC”).

Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. Significant inter-company balances, investment and capital, if any, have been eliminated upon consolidation.

RYDE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2     Summary of significant accounting policies (continued)

Liquidity

In assessing the Company’s liquidity, the Company monitors and evaluates its cash and cash equivalent and its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations.

Cash flow from operations and capital contributions and loans from shareholders have been utilized to finance the working capital requirements of the Company. As of December 31, 2023, the Company has negative cash flow from operating activities of S$1,612,000 (US$1,223,000). The Company’s working capital was negative S$8,124,000 (US$6,158,000) as of December 31, 2023. And the Company had S$1,694,000 (US$1,284,000) in cash and cash equivalents, which is unrestricted as to withdrawal and use as of December 31, 2023.

To sustain its ability to support the Company’s operating activities, the Company considered supplementing its sources of funding through the following:

●	cash and cash equivalents generated from operations;
●	other available sources of financing from Singapore banks and other financial institutions;
●	financial support from the Company’s related parties and shareholders;
●	issuance of additional convertible notes; and
●	obtaining funds through a future raise debt and equity

Management has commenced a strategy to raise debt and equity. However, there can be no certainty that these additional financings will be available on acceptable terms or at all. If management is unable to execute this plan, there would likely be a material adverse effect on the Company’s business.

On March 6, 2024, the Company completed its initial public offering. In this offering, the Company issued 3,000,000 Ordinary Shares at a price of US$4.00 per share. The Company received gross proceeds in the amount of US$12 million before deducting any underwriting discounts or expenses. In view of these circumstances, the management of the Company has given consideration to the future liquidity and performance of the Company and its available sources of finance in assessing whether the Company will have sufficient financial resources to continue as a going concern.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to, impairment of long-lived assets, and allowance for credit losses on receivables, provision for expired credit. Actual results may differ from these estimates.

Foreign currency translation and transaction

The accompanying consolidated financial statements are presented in the Singapore Dollars (“SGD” or “S$”), which is the reporting currency of the Company. The functional currency of the Company and its subsidiary in the British Virgin Islands is United States Dollars (“USD” or “US$”). All information presented in S$ have been rounded to the nearest thousand, unless otherwise stated.

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows from SGD into USD as of December 31, 2023 are solely for the convenience of the readers and are calculated at the rate of SGD1.00 = USD0.7580, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2023. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into USD at such rate, or at any other rate.

RYDE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2     Summary of significant accounting policies (continued)

Cash and cash equivalents

Cash and cash equivalents represent cash in bank and are unrestricted as to withdrawal or use.

Accounts receivable, net

Accounts receivable, net represent the amounts that the Company has an unconditional right to consideration from riders, other individual customers and enterprise customers, and primarily consist of (i) unpaid fare amounts from riders, (ii) fare amounts paid by riders but not yet received by the Company, (iii) fare amounts not yet paid by enterprise customers, (iv) unpaid amounts from individual customers and enterprise customers for other services completed. These accounts receivable are recorded net of any allowance for credit losses. Although we pre-authorize forms of payment to mitigate our exposure, we bear the cost of any accounts receivable losses. We record an allowance for credit losses for accounts receivable that may never settle or be collected.

Deposits and prepayments

Deposits and prepayments are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2023 and 2022, management believes that the Company’s prepayments and deposits are not impaired.

Provision for expired credit

Provision for expired credit represent all expired credits that are not redeemed by consumers. A provision for expired credit is recognized when the credit expires, if the amount of the obligation can be estimated reliably. The provision is recognized as a reduction of expense in the consolidated income statement, and as an asset on the consolidated balance sheet. The amount of the provision for expired credit is estimated based on historical experience and the expected rate of redemption. The estimate is reviewed regularly and adjusted if necessary, based on actual experience.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. The Company computes depreciation using the straight-line method over the estimated useful lives of the assets as follows:

Computer	3 years
Office equipment	3 years
Renovations	3 years
Operating lease right-of-use assets	2 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statement of income. Expenditures for maintenance and repairs are charged to expense as incurred, while additions renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

RYDE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2     Summary of significant accounting policies (continued)

Intangible assets, net

Develop technology

Research costs are expensed as incurred. An intangible asset arising from development expenditure on an individual project is recognized only when the Company can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the assets, how that asset will generate future economic benefits, the availability of resources to complete and the ability to measure reliably the expenditure during the development. Deferred development costs have finite useful life and are amortized over a period of expected sales from the related project of 3 to 5 years on a straight-line basis from the date that they are available for use.

Business combinations

We account for our business combinations using the acquisition method of accounting, which requires, among other things, allocation of the fair value of purchase consideration to the tangible and intangible assets acquired and liabilities assumed at their estimated fair values on the acquisition date. The excess of the fair value of purchase consideration over the values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair value of assets acquired and liabilities assumed, we make significant estimates and assumptions, especially with respect to intangible assets. Our estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, not to exceed one year from the date of acquisition, we may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill if new information is obtained related to facts and circumstances that existed as of the acquisition date. After the measurement period, any subsequent adjustments are reflected on the consolidated statements of operations. Acquisition costs, such as legal and consulting fees, are expensed as incurred.

Goodwill

Goodwill is measured at cost less accumulated impairment losses. Goodwill is not subject to amortization, but is tested for impairment on an annual basis during the fourth quarter or whenever events or changes in circumstances indicate the carrying value of the reporting unit may be in excess of its fair value. As part of the annual goodwill impairment test, the Company first performs a qualitative assessment to determine whether further impairment testing is necessary. If, as a result of its qualitative assessment, it is more-likely-than-not that the fair value of the Company’s reporting unit is less than its carrying amount, the quantitative impairment test will be required. Alternatively, the Company may bypass the qualitative assessment and perform a quantitative impairment test. An impairment loss of goodwill amounted to S$664,000 was recorded for the year ended December 31, 2023.

RYDE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2     Summary of significant accounting policies (continued)

Impairment of long-lived assets

The Company evaluates the recoverability of its long-lived assets (asset groups), including property and equipment and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset (asset group) may not be fully recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset (asset group), the Company recognizes an impairment loss based on the excess of the carrying amount of the asset (asset group) over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

Operating lease right-of-use assets

The Company adopted ASC 842 on January 1, 2019. The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, and operating lease liability, non-current in the Company’s consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (ii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.

Fair value measurements

ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in pricing the asset or liability. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1	- observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- other inputs that are directly or indirectly observable in the marketplace.
Level 3	- unobservable inputs which are supported by little or no market activity.

The carrying amounts of cash and cash equivalents, accounts receivable, deposits and prepayments, contract assets and liabilities, accounts payable, other payables to related parties, and accruals and other payables approximate their fair values because of their generally short maturities.

RYDE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2     Summary of significant accounting policies (continued)

Revenue recognition

Mobility and quick commerce arrangement

The Company recognizes revenue for its ride-hailing and quick commerce marketplace in accordance with ASC 606. The Company generates revenue from commissions and service fees (collectively, “fees”) paid by driver partners and consumers for use of the Ryde platform to connect driver partners with consumers to facilitate and successfully complete transaction via the App where the Company operates as an agent. The Company recognizes revenue upon completion of each transaction. Driver partners and consumers enter into terms of service (“ToS”) with the Company in order to use the Ryde App. Under the ToS, driver partners and consumers agree that the Company retains the applicable fee as consideration for their use of the Ryde platform from the fare and related charges it collects from consumers on behalf of driver partners. The Company is acting as an agent in facilitating the ability for a driver partner to provide a mobility and quick commerce service to a consumer. The Company reports revenue on a net basis, reflecting the fee owed to the Company from a driver partner as revenue, and not the gross amount collected from the consumer.

As the Company’s customary business practice, a contract exists between the driver partner and consumer and the Company when the driver partner’s and consumer’s ability to cancel the transaction lapses, which typically is upon pickup of the consumer or goods. The Company’s single performance obligation in the transaction is to connect driver partners with consumer to facilitate the completion of a successful mobility or quick commerce service for consumer. The Company recognizes revenue upon completion of a transaction as its performance obligation is satisfied upon the completion of the transaction. The Company collects the fare and related charges from consumers on behalf of driver partners using the consumer’s pre-authorized credit card or other payment mechanism and retains its fees before making the remaining disbursement to driver partners; thus the driver partner’s ability and intent to pay is not subject to significant judgment.

Principle vs Agent consideration

Judgment is required in determining whether we are the principal or agent in transactions with driver partners, and consumer. We evaluate the presentation of revenue on a gross or net basis based on whether we control the service provided to the consumers and are the principal (i.e. “gross”), or we arrange for other parties to provide the service to the consumers and are an agent (i.e. “net”). This determination also impacts the presentation of incentives provided to driver partners and discounts and promotions offered to consumers to the extent they are not customers.

For the mobility and quick-commerce transactions, our role is to provide the service to driver partners to facilitate a successful trip or quick-commerce service to consumer. We concluded we do not control the good or service provided by driver partners to consumers as (i) we do not pre-purchase or otherwise obtain control of the goods or services prior to its transfer to the consumers; (ii) we do not direct driver partners to perform the service on our behalf, and (iii) we do not integrate services provided by driver partners with our other services and then provide them to consumers. As part of our evaluation of control, we review other specific indicators to assist in the principal versus agent conclusions. We are not primarily responsible for mobility and quick commerce services provided to consumers, nor do we have inventory risk related to these services. While we facilitate setting the price for mobility and quick commerce services, the driver partners and consumers have the ultimate discretion in accepting the transaction price and this indicator alone does not result in us controlling the services provided to consumers.

In transactions with consumers, we act as an agent of the driver partners by connecting consumers seeking mobility and quick commerce services with driver partners looking to provide these services. Driver partners and consumers are our customers and pay us a fee for each successfully completed transaction with consumers. Accordingly, we recognize revenue on a net basis, representing the fee we expect to receive in exchange for us providing the service to driver partners and consumers.

RYDE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2     Summary of significant accounting policies (continued)

Revenue recognition (continued)

Mobility and quick commerce

The Company derives its mobility and quick commerce revenue primarily from fees paid by driver partners and consumers for use of the platform and related service to connect with consumers and successfully complete a transaction via the platform. The Company recognizes revenue when a transaction is completed.

The presentation of revenue is on a net basis. The Company is an agent as its performance obligation is to arrange for another party (i.e. the driver partners) to provide the mobility and quick commerce services. Through the Company’s application, it allows for the connecting of the driver partners and consumers. The Company only facilitates by connecting the driver partners and consumers. The driver partners are responsible for fulfilling the contract.

Incentives provided to driver partners are recorded as a reduction of revenue if the Company does not receive a distinct good or service or cannot reasonably estimate the fair value of the good or service received. Incentives to driver partners that are not provided in exchange for a distinct good or service are evaluated as variable consideration, in the most likely amount to be earned by the driver partners at the time or as they are earned by the driver partners, depending on the type of incentive. Since incentives are earned over a short period of time, there is limited uncertainty when estimating variable consideration.

Excess driver partners incentives refer to cumulative payments to driver partners that exceed the cumulative revenue that are recognize from driver partners with no future guarantee of additional revenue. Cumulative payments to driver partners could exceed cumulative revenue from driver partners as a result of driver partners incentives or when the amount paid to driver partners for a trip exceeds the fare charged to the consumer. Driver partners incentives largely depend on the business decisions based on market conditions.

When the cumulative amount of driver partners incentives exceeds the cumulative revenue earned since inception of the driver partners relationship, the excess driver partners incentives are recorded in profit or loss as an expense. As a result, driver partners incentives provided to driver partners at the beginning of a relationship are typically classified as cost of revenue, while driver partners incentives provided to driver partners with a more mature relationship are typically classified as a reduction of revenue.

Incentive to consumers

The Company provides consumer incentives in the form of credit upon completion of transaction, with the aim of encouraging consumers to utilize the Ryde platform for their future transactions. These credits are offered to consumers in the market to acquire new consumers, re-engage existing customers, or generally increase overall use of the platform, and are similar to coupons. The Company records these credits as liability on the balance sheet and as driver and riders cost and related expenses in the statement of operations and comprehensive loss at the time these credits are redeemed by the consumers.

RYDE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2     Summary of significant accounting policies (continued)

Revenue from Advertising

Revenue from advertising is recognized when the advertising services are provided to the merchant. The revenue is recognized at the amount of consideration that the company expects to be entitled to receive, net of any discounts or refunds. If the consideration for the advertising services includes barter trade, the revenue and cost are recognized separately based on the fair value of the barter trade.

The Company derives revenue from digital advertising services provided to merchants under contractual agreements. These services encompass the display of merchants’ advertisements within our mobile/web platform and email channels. Revenue recognition commences at the initiation of the contract period, as stipulated in the signed agreement with our merchant clients. The Company employs the ‘output method’ to measure progress towards fulfilling its performance obligations. Under this method, revenue is recognized proportionately over the duration of the contractual period. This method accurately reflects the faithful depiction of the transfer of services, as it aligns with the nature of the services provided, where revenue is recognized based on the contractual period.

Membership

Revenue from membership is recognized over the period of the membership. The subscription fee is recognized as revenue over the subscription period. Any relevant costs incurred to provide the membership benefits are recognized as cost. The cashback bonuses, exclusive lifestyle and food and beverage perks, and discounts provided to the members are not recognized as revenue.

Segments

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major clients in financial statements for detailing the Company’s business segments. Management has determined that the Company operates in a single segment because there is only one Chief Operating Decision Maker (“CODM”) for the Company who is the Company’s Chief Executive Officer. Operating and financial metrics are applied to the entire Company as whole. The Company’s sales are principally in Singapore.

Concentrations and credit risk

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of accounts receivable. The Company has designed their credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivable are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on its clients and generally does not require collateral or other security. The Company periodically evaluates the creditworthiness of the existing clients in determining the allowance for credit losses primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

As of December 31, 2023 and 2022, the Company’s assets were located in Singapore and the Company’s revenue was principally derived in Singapore.

RYDE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2     Summary of significant accounting policies (continued)

Employee benefits

Employee benefits are recognized as an expense, unless the cost qualifies to be capitalized as an asset.

Defined contribution plans are post-employment benefit plans under which the Company pays fixed contributions into separate entities such as the Central Provident Fund on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The Central Provident Fund paid to The Central Provident Fund Board in Singapore is S$211,000 (US$160,000), S$229,000 and S$162,000 for the year ended December 31, 2023, 2022 and 2021 respectively.

Share-based compensation

The Company follows ASC 718, Compensation —Stock Compensation (“ASC 718”), which requires the measurement and recognition of compensation expense for all share-based payment awards, including restricted stock units, based on estimated grant date fair values. Restricted stock units are valued using the market price of the Company’s common shares on the date of grant. The Company records compensation expense, net of estimated forfeitures, over the requisite service period.

Awards classified in equity under ASC 718 that may be subject to temporary equity classification include:

●	Shares with a repurchase feature that the employee can exercise only after the shares have been vested for at least six months, as well as options on such shares.
●	Shares that have a contingent repurchase feature that is outside the control of the employee and the entity if it is currently probable that the contingency would not occur. Examples include shares redeemable only on the occurrence of a liquidity event, such as a change of control.
●	Options that have a contingent cash-settlement provision not within the employee’s or the entity’s control if it is not currently probable that the contingency would occur.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

RYDE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2     Summary of significant accounting policies (continued)

Income taxes

The Company accounts for income taxes under FASB ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also provided for net operating loss carry forwards that can be utilized to offset future taxable income.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. A valuation allowance is established, when necessary, to reduce net deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of FASB ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes for the year ended December 31, 2023 and 2022. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Government grants

Government grants are recognized when there is reasonable assurance that the grant will be received, and all attaching conditions will be complied with. Government grants shall be recognized in profit or loss on a systematic basis over the periods in which the entity recognizes as expenses the related costs for which the grants are intended to compensate. Government grant is recognized as ‘Other income’ in profit or loss.

The following is a description of the government grants the Company have received for the financial year ended December 31, 2023 and 2022:

●	The Jobs Growth Incentive (“JGI”): To support employers to expand local hiring from September 2020 to March 2023. The duration of JGI support will vary depending on when the local hire was hired and the characteristics of the local hire.
●	The Progressive Wage Credit Scheme: It was introduced in Singapore Budget 2022 to provide transitional wage support for employers to adjust to upcoming mandatory wage increases for lower-wage workers covered by the Progressive Wage and Local Qualifying Salary requirements and voluntarily raise wages of lower-wage workers.
●	The Wage Credit Scheme: The Government co-funded certain percentage of wage increases given to Singapore Citizen employees who earned a gross monthly wage of up to S$4,000.
●	The SGUnited Programme: It is an attachment programme which supports young graduates and mature mid-career individuals to widen their professional networks and gain meaningful industry-relevant skills and job opportunities in the workforce.
●	The Enterprise Development Grant: To support projects that help businesses to upgrade, innovate, grow and transform. These projects include business strategy, financial management, human capital development, service excellence, strategic brand and marketing development.

RYDE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2     Summary of significant accounting policies (continued)

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) attributable to ordinary shareholders by the weighted average number of Ordinary Shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if outstanding stock options, warrants and convertible debt were exercised or converted into Ordinary Shares. When the Company has a loss, diluted shares are not included as their effect would be anti-dilutive. The Company has no dilutive securities or debt for each of the year ended 31 December 2023, 2022 and 2021.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk arises mainly from its interest-bearing financial liabilities. The Company periodically reviews its liabilities and monitors interest rate fluctuations to ensure that the exposure to interest rate risk is within acceptable levels. The interest-bearing financial liabilities are usually at fixed interest rates except for money market loans, bank overdrafts and floating interest rate loans. The Company does not utilize interest rate derivatives to minimize its interest rate risk.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes its liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Recent Adopted Accounting Pronouncements

In October 2021, the FASB issued ASU 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”, which requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination as if it had originated the contracts. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. We adopted the ASU on January 1, 2023 and will apply the guidance prospectively for future acquisitions.

Recently Issued Accounting Pronouncements Not Yet Adopted

In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”, which clarifies that contractual sale restrictions are not considered in measuring fair value of equity securities and requires additional disclosures for equity securities subject to contractual sale restrictions. The standard is effective for public companies for fiscal years beginning after December 15, 2023. Early adoption is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements and does not expect materials impact to its consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting—Improvements to Reportable Segment Disclosures (Topic 280). The standard requires incremental disclosures related to reportable segments, including disaggregated expense information and the title and position of the company’s chief operating decision maker (“CODM”), as identified for purposes of segment determination. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Entities must adopt the changes to the segment reporting guidance on a retrospective basis. Early adoption is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements and does not expect materials impact to its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures,” which requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. The standard will be effective for public companies for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standard update on our consolidated financial statements and does not expect materials impact to its consolidated financial statements..

RYDE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3     Deposits, prepaid expenses and other current assets

	December 31, 2022	December 31, 2023	December 31, 2023
	S$’000	S$’000	US$’000

Deposits	265	209	158
Prepayments	100	120	91
Other receivables	164	173	131
Provision for expired credits	161	158	120

	690	660	500

4 Deferred IPO costs

Pursuant to ASC 340-10-S99-1, IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, the SEC filing and print related costs. As of December 31, 2023, the Company did not conclude its IPO.

As of December 31, 2022 and 2023, the accumulated deferred IPO cost was Nil and S$2,079,000 (US$1,576,000), respectively.

On March 5, 2024, the Company completed its initial public offering. In this offering, the Company issued 3,000,000 Class A Ordinary Shares at a price of US$4.00 per share. The Company received gross proceeds in the amount of US$12 million before deducting any underwriting discounts or expenses. The Ordinary Shares began trading on March 6, 2024 on the NYSE American under the ticker symbol “RYDE”.

5     Property and equipment, net

	December 31, 2022	December 31, 2023	December 31, 2023
	S$’000	S$’000	US$’000

Computer	81	81	61
Office	1	1	1
Operating lease right-of-use assets	-	96	73

Total	82	178	135
Less: accumulated depreciation	(58)	(117)	(89)

Net book value	24	61	46

Depreciation expense for the year ended December 31, 2023 and 2022 was S$62,000 (US$47,000) and S$14,000 respectively.

The Company’s operating lease right-of-use assets is related to the office lease agreements with lease terms for two years. The Company’s lease agreement do not contain any material residual value guarantees or material restrictive convents. Upon adoption of ASU 2016-02, no right-of-use (“ROU”) assets nor lease liability was recorded for the lease with a lease term with one year or less.

RYDE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6     Intangible assets, net

	December 31, 2022	December 31, 2023	December 31, 2023
	S$’000	S$’000	US$’000

Developed technology	2,658	3,140	2,380
Others	5	5	4

Total	2,663	3,145	2,384
Less: accumulated amortization	(2,131)	(2,472)	(1,874)

Net book value	532	673	510

Amortization expenses for the year ended December 31, 2023 and 2022 was S$340,000 (US$258,000) and S$287,000 respectively. The weighted average remaining useful life of developed technology is 2 years 3 months.

The Company’s estimated aggregate future amortization expenses for intangible assets subject to amortization as of December 31, 2023, as follows:

December 31, 2023
S$’000

Financial year ending 2024	360
Financial year ending 2025 to 2027	307

7     Goodwill, net

	December 31, 2022	December 31, 2023	December 31, 2023
	S$’000	S$’000	US$’000

Acquisition	-	664	491
Goodwill impairment	-	(664)	(491)
	-	-	-

Acquisition of Meili Technologies Pte. Ltd. and its subsidiaries (“Meili Group”)

On February 20, 2023, Ryde Technologies Pte. Ltd. entered into a Sale and Purchase Agreement for the acquisition of Meili Group, a last-mile on-demand logistics service provider in Singapore. The Meili Group comprises of Meili Technologies Pte. Ltd. and its wholly-owned subsidiary, Meili Technologies (M) Snd. Bhd. (“Meili Malaysia”), which located in Malaysia. Meili Malaysia is a dormant since the date of incorporation on December 16, 2021. The acquisition is expected to contribute to the growth of the Company’s current quick commerce business.

RYDE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7     Goodwill, net (continued)

The purchase consideration was satisfied by the issuance of exchangeable notes to the Meili Noteholders each exchangeable into shares in the Company. Under the terms and conditions of the exchangeable notes, unless previously redeemed or exchanged into shares in the Company, the purchase consideration will be mandatorily exchanged into shares of the Company upon the occurrence of the Company obtaining the receipt of the notification from a recognized exchange for the filing of the offer document for the listing. The mandatory exchange of the exchangeable notes into shares of the Company will be based on a 25% discount to the price per share on the post-money valuation of the Company immediately following the listing. As of December 31, 2023, the fair value of the purchase consideration is S$600,000.

In connection with the acquisition of Meili Group, the Company recognized identifiable assets and assumed liabilities at their respective fair values on a provisional basis as of February 20, 2023. These values are subject to change upon receipt of all the necessary information about the facts and circumstances that were in existence as of the acquisition date. The key information in this regard pertains to the value of the consideration used in measuring goodwill, which is subject to the post-money valuation of the Company and the completion of the exchange of all of the exchangeable notes held by the Meili Noteholders.

The following table summarizes the fair value of the assets acquired and liabilities assumed as of February 20, 2023:

S$’000

Cash and cash equivalents	63
Accounts receivable, net	12
Deposits, prepaid expenses and other current assets	76
Total identifiable assets acquired	151
Total liabilities assumed	(215)
Net liabilities acquired	(64)
Goodwill	664
Total acquisition consideration	600

The excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired was recorded as goodwill.

Goodwill Impairment

During the financial year, we performed a goodwill impairment test by comparing the fair value of the Meili Group to its carrying value. The fair value was determined as a sum of the discounted cash flow (“DCF”) method. The significant unobservable inputs used in the fair value measurement include discount rate of 6.12%, growth rate of 5% to 10%, and dividend yield of 0%. The carrying value of Meili Group exceeded its fair value, and as a result, a goodwill impairment charge of S$664,000 was recorded in the consolidated statements of operations.

RYDE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8     Related party transactions and balances

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate.

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2023 and 2022:

Name of related parties	Relationship with the Company
DLG Ventures Pte. Ltd.	Shareholder

i) Significant transactions with related parties were as follows:

	Year ended December 31,
	2021	2022	2023	2023
	S$’000	S$’000	S$’000	US$’000
Interest expense on note from a shareholder	1	5	171	130

ii) Significant balances with related parties were as follows:

	December 31, 2022	December 31, 2023	December 31, 2023
	S$’000	S$’000	US$’000

Related parties
Note from a shareholder	-	2,850	2,160

9     Convertible loans

	December 31, 2022	December 31, 2023	December 31, 2023
	S$’000	S$’000	US$’000

Convertible loan from noteholders	-	368	279
Convertible loans	5,200	1,950	1,478
Debt issuance cost	(106)	(15)	(11)
	5,094	2,303	1,746
Less: Current portion	-	(2,303)	(1,746)
Non-current portion	5,094	-	-

RYDE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9     Convertible loans (continued)

(a)	Convertible loan from noteholders

This refers to an exchangeable note arising from the acquisition by Ryde Technologies Pte. Ltd. of Meili Technologies Pte. Ltd. pursuant to which the purchase consideration was satisfied by the issuance of exchangeable notes to the Meili Noteholders each exchangeable into shares in the Company. In April 2024, 68,478 Class A Ordinary Shares were issued to Meili Noteholders pursuant to an exchange of their exchangeable notes under the exchangeable note subscription agreement dated April 12, 2023.

Effective January 1, 2021, the Company early adopted ASU 2020-06 using the full retrospective approach. As a result of this adoption, convertible loan is recorded as a single liability measured at its amortized cost.

(b)	Convertible loans

The convertible loans as of December 31, 2023 and 2022 are set out below:

						2022	2023	2023
Loan	Currency	Period	Interest rate per annum	Guarantees	Other security	Carrying amount (S$’000)	Carrying amount (S$’000)	Carrying amount (US$’000)
Unsecured fixed rate convertible loans	SGD	24-month	5%	Nil	-	5,094	2,303	1,746

The convertible loans are repayable on or before February 28, 2024. There is no repayment and no interest paid for the financial year ended December 31, 2023.

On July 11, 2023, Ryde Technologies Pte. Ltd. (“Ryde Tech”) entered into a Second Supplemental Agreement with third parties (the “Agreement”). The Agreement give rise to Ryde Tech to redeem the convertible loan of S$1.95 million on the listing date. In March 2024, the convertible loan has been fully repaid.

The convertible loan of S$3.25 million will give rise to the third parties’ rights to the conversion into 1,155,350 Class A Ordinary Shares of the Company, at an issue price of S$2.81 per Ordinary Shares. The 1,155,350 Class A Ordinary Shares represented 7.14% of total Class A Ordinary Shares of the Company after the conversion. In September 2023, the Company issued 1,155,350 Class A Ordinary of the Company.

Effective January 1, 2021, the Company early adopted ASU 2020-06 using the full retrospective approach. As a result of this adoption, convertible loan is recorded as a single liability measured at its amortized cost.

RYDE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10    Note from a shareholder

	December 31, 2022	December 31, 2023	December 31, 2023
	S$’000	S$’000	US$’000

Current
Note from a shareholder	-	2,850	2,160

The note from a shareholder as of December 31, 2023 are set out below:

Note	Currency	Period	Interest rate per annum	Guarantees	Other security	Carrying amount (S$’000)	Carrying amount (S$’000)
Unsecured fixed rate note	SGD	12-month	12%	Nil	-	2,000	1,516
Unsecured fixed rate note	SGD	6-month	-	Nil	-	850	644

11    Operating lease obligation

	December 31, 2022	December 31, 2023	December 31, 2023
	S$’000	S$’000	US$’000

Current portion	-	49	37
Non-current portion	-	-	-
	-	49	37

The Company’s operating lease right-of-use assets is related to the office lease agreements with lease terms for two years. The Company’s lease agreement do not contain any material residual value guarantees or material restrictive convents. Upon adoption of ASU 2016-02, no right-of-use (“ROU”) assets nor lease liability was recorded for the lease with a lease term with one year or less.

The Company’s commitment for minimum lease payments under the operating lease that is within twelve months as of December 31, as follow:

Twelve months ending December 31,	Minimum lease payment
S$’000

2024	50
Total future lease payment	50
Amount representing interest	(1)
Present value of operating lease liabilities	49
Less: current portion	(49)
Non-current portion	-

RYDE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11    Operating lease obligation (continued)

The following summarizes other supplemental information about the Company’s operating leases as of December 31, 2023:

Weighted average discount rate	5%
Weighted average remaining lease term (years)	1.1

12    Income taxes

Caymans and BVIs

The Company and its subsidiary are domiciled in the Cayman Island and British Virgin Islands. The locality currently enjoys permanent income tax holidays; accordingly, the Company and Ryde Group (BVI) Limited do not accrue for income taxes.

Singapore

Ryde Technologies Pte. Ltd. and Meili Technologies Pte. Ltd. are incorporated in Singapore and are subject to Singapore Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first S$10,000 taxable income and 50% of the next S$190,000 taxable income exempted from income tax.

Malaysia

Meili Technologies (M) Sdn. Bhd. is subject to Malaysia Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Malaysia tax laws. The standard corporate income tax rate in Malaysia is 24%. However, if the Company has a paid-up capital of MYR 2.5 million or less, and gross income from business of not more than MYR 50 million, the tax rates will be 15% on the first MYR 150,000, 17% on amount between MYR150,001 to MYR600,000, and 24% on amount exceeding MYR 600,000.

The income tax provision in both current and deferred portions are nil for the year ended December 31, 2023 and 2022, respectively.

RYDE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12    Income taxes (continued)

A reconciliation between the Group’s actual provision for income tax and the provision at the respective statutory rate was as follows:

	Year Ended December 31,
	2021	2022	2023	2023
	S$’000	S$’000	S$’000	US$’000

Loss before income taxes	(1,240)	(4,960)	(12,869)	(9,755)

Tax at the domestic rates applicable to profit or loss in the countries where the Group operates	(211)	(843)	(963)	(730)
Reconciling items:
Non-deductible expenses	47	51	181	137
Government grant not subject to tax	(11)	(33)	(7)	(5)
Valuation allowance for tax losses	179	828	778	590
Others	(4)	(3)	11	8
Tax charge	-	-	-	-

Significant components of the Company’s deferred tax balances as of December 31, 2023 and 2022 are as follows:

	December 31, 2022	December 31, 2023	December 31, 2023
	S$’000	S$’000	US$’000
Deferred tax assets
Tax losses carry forwards	1,938	2,635	1,997
Less: Valuation allowance	(1,938)	(2,635)	(1,997)
Total deferred tax assets	-	-	-

Deferred tax liabilities
Total deferred tax liabilities	-	32	24

Deferred tax liability in relating to the fair value of intangible assets arising from the acquisition of Meili Technologies Pte. Ltd.

The tax losses carry forwards is available for offsetting against future taxable profits for which no deferred tax asset is recognized due to uncertainty of its recoverability. The realization of the future income tax benefits from the tax losses carry forwards is available for an unlimited future period subject to the compliance with certain provisions of the tax legislations of the countries in which the group companies operate.

As of December 31, 2023, the open tax year for our entities in Singapore and Malaysia is the tax year 2023.

RYDE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13    Revenue

	Year Ended December 31,
	2021	2022	2023	2023
	S$’000	S$’000	S$’000	US$’000

Mobility	6,086	6,510	5,866	4,446
Quick commerce	88	92	146	111
Membership	21	606	616	467
Advertising initiatives	-	1,617	2,025	1,535
Others	-	-	14	10
	6,195	8,825	8,667	6,569

14    Other income

	Year Ended December 31,
	2021	2022	2023	2023
	S$’000	S$’000	S$’000	US$’000

Government grants	417	233	41	31
Others	23	56	48	36
	440	289	89	67

15    Other expenses

	Year Ended December 31,
	2021	2022	2023	2023
	S$’000	S$’000	S$’000	US$’000

Information technology expenses	1,006	1,124	1,230	932
Legal and professional fees	392	437	496	376
Marketing and advertising	266	1,948	2,441	1,850
Rental	64	315	23	17
Others	63	171	99	76
	1,791	3,995	4,289	3,251

RYDE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16    Share-based payment expenses

	Year Ended December 31,
	2021	2022	2023	2023
	S$’000	S$’000	S$’000	US$’000

Share-based payment expenses	-	-	6,959	5,275

(a)	Share-based payment to employees

In August 2023, the Company have established an employee share option scheme (the “Scheme”) pursuant to which the right to subscribe for Class A Ordinary Shares may be granted to employees of the Company, its subsidiaries and affiliates who meet the eligibility criteria in accordance with the rules of the Scheme. The Scheme will subsist from September 14, 2023 till the date of the listing of the Company on a securities exchange or till the date on which the Scheme is terminated by the board of directors of the Company, whichever is earlier.

In September 2023, the Company issued 1,131,715 Class A Ordinary Shares issued to certain employees of the Company pursuant to the Scheme.

The fair value of the Class A Ordinary Shares issued to employees was measured using the Black-Scholes method. A summary of the measurement of the fair values and inputs at grant date is as follows:

2023

Fair value at grant date (weighted average)	0.81 - 1.18
Exercise price at grant date (weighted average)	0.0002
Expected volatility (weighted average)	1.74%
Expected terms (days) (weighted average)	4
Expected dividend (weighted average)	0%
Risk-free interest rate (weighted average)	5.51%

Risk-free interest rate is estimated based on the yield curve of US Sovereign Bond as of the option valuation date. The expected volatility at the grant date and each option valuation date is estimated based on annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected term of the options. The Company has never declared or paid any cash dividends on its capital stock, and the Company does not anticipate any dividend payments in the foreseeable future. Expected term is the period of time from the grant date to the exercise date or the forfeiture date. The lock-up period of the Class A Ordinary Shares issued to the employees are subject for a period varying between 12 months to 36 months

During the year ended December 31, 2023, the Company recognized share-based payment expenses of S$5,470,000 (US$4,146,000) in the consolidated statements of operations and comprehensive loss.

(b)	Share-based payment expenses to non-employees

In September 2023, the Company issued 2,086,561 Class A Ordinary Shares issued to certain consultants of the Company in consideration for the past services to the Company in connection with the listing.

The fair value of the Class A Ordinary Shares issued to consultants was measured using probability-weighted-average method. The weighted average fair value of the Class A Ordinary Shares issued to consultants during the year ended was US$1.95 per share.

During the year ended December 31, 2023, the Company recognized share-based payment expenses of S$1,489,000 (US$1,129,000) in the consolidated statements of operations and comprehensive loss.

RYDE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17    Loss per share

The following table sets forth the computation of basic and diluted loss per share attributable to ordinary shareholders for the year ended December 31, 2023, 2022 and 2021 (in thousands):

	Year Ended December 31,
	2021	2022	2023	2023
	S$’000	S$’000	S$’000	US$’000

Net loss	(1,240)	(4,960)	(12,986)	(9,844)
Add: Loss attributable to non-controlling interest	9	37	42	32
Loss for the period attributable to ordinary shareholders	(1,231)	(4,923)	(12,944)	(9,812)

Basic weighted-average Ordinary Shares outstanding	11,702	11,702	13,007	13,007

Basic and diluted loss per share attributable to ordinary shareholders	(0.11)	(0.42)	(1.00)	(0.75)

Effective January 1, 2021, we early adopted ASU 2020-06 using the full retrospective approach. Upon adoption, we use the if-converted method and presume share conversion for our convertible loans from third parties which resulted a reduction in net loss per share. Therefore, the convertible loans from third parties are antidilutive for the year ended December 31, 2023, 2022, and 2021.

The following weighted-average effects of potentially dilutive convertible loan from third parties were excluded from the computation of diluted loss per Ordinary Shares because their effects would have been antidilutive for the year ended December 31, 2023 and 2022 (in thousand):

	December 31, 2021	December 31, 2022	December 31, 2023

Convertible shares for loan from third parties	-	1,125	68

18    Subsequent events

The Company has assessed all subsequent events through April 26, 2024 which is the date that these consolidated financial statements are issued and other than the following, there are no further material subsequent events that require disclosure in these consolidated financial statement.

(a)	Consulting Agreements

On January 20, 2024, the Company entered into certain consulting agreements (the “Consulting Agreements”) with five consultants. The consulting services to be provided to the Company pursuant to the Consulting Agreements include participate in Company’s business and management meetings and contribute to Company’s business plans; assisting Company in corporate development by introducing customers or strategic partners to Company to drive business growth; strategizing with the Company on its positioning and road map for capital raising, and assist in dealing with investor relation matters. On March 12, 2024, the Company agreed to pay and made prepayments totaling US$3.5 million to five consultants for consulting services over a period of 20 months.

(b)	Restricted Share Units (“RSU”) grants to the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”)

On the day of the company’s listing on March 6, 2024 (the “Listing date”), the CEO and CFO were awarded a total of 929,250 Restricted Stock Units (RSUs). Each RSU grants the CEO and CFO the right, subject to Plan terms and conditions, to receive one Class A Ordinary Shares of the company, with either no par value or the minimum par value as required by statutory regulations. The vesting period for the entire RSU allocation is set to occur 24 months from the Listing date.

(c)	Initial public offering

On March 5, 2024, the Company completed its initial public offering. In this offering, the Company issued 3,000,000 Class A Ordinary Shares at a price of US$4.00 per share. The Company received gross proceeds in the amount of US$12 million before deducting any underwriting discounts or expenses. The Ordinary Shares began trading on March 6, 2024 on the NYSE American under the ticker symbol “RYDE”.

(d)	Over-allotment of Class A Ordinary Shares

On March 14, 2024, Maxim Group LLC., the underwriter of the initial public offering (the “IPO”) of the Company, notified the Company of their decision to exercise the over-allotment option to purchase an additional 200,350 Class A Ordinary Shares of the Company, par value $0.0002 per share, at a price of US$4.00 per share. The closing for the sale of the Over-allotment Class A Shares took place on March 15, 2023. Gross proceeds of the Company’s IPO, including the proceeds from the sale of the Over-allotment Class A Shares, totaled approximately US$0.8 million, before deducting underwriting discounts and other related expenses.

(e)	Issuance of Class A Ordinary Shares to Meili Noteholders

On March 14, 2024, the Company has completed the issuance of a total of 68,478 Class A Ordinary Shares, US$0.0002 par value each, to certain Meili Noteholders in accordance with the terms and conditions of the exchangeable note subscription agreement entered into on April 12, 2023 between certain investors and Ryde Technologies Pte. Ltd., the Company’s subsidiary, in connection with its purchase of Meili Technologies Pte. Ltd. on February 20, 2023.

(f)	Registration of the 2023 Share Incentive Plan

On April 22, 2024, the Company has filed Form S-8 under the Securities Act to register 1,557,104 Class A Ordinary Shares of a par value of US$0.0002 each, reserved for issuance under the 2023 Share Incentive Plan.

