Form 20-F
period 2024-12-31
Ryde Group Ltd
filed 2025-04-28
CIK 1971115

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Duo Tower, 3 Fraser Street, #08-21

Singapore 189352

(Address of principal executive office)

Lang Chen Fei, Chief Financial Officer

Duo Tower, 3 Fraser Street, #08-21

Singapore 189352

+65-9665-3216

（Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value US$0.0002	RYDE	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report: 22,747,426 Class A Ordinary Shares, and 3,542,400 Class B Ordinary Shares, as of December 31, 2024.

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

CONVENTIONS AND FREQUENTLY USE TERMS

Unless otherwise stated or unless the context otherwise requires, in this annual report:

●	“Ryde,” “we,” “us,” “our company” and “our” refer to Ryde Group Ltd, a Cayman Islands exempted company, and its subsidiaries;

●	“Singapore” refers to the Republic of Singapore;

●	“Class A Ordinary Shares” refer to our Class A Ordinary Shares, of nominal or par value US$0.0002 per share;

●	“Class B Ordinary Shares” refer to our Class B Ordinary Shares, of nominal or par value US$0.0002 per share;

●	“consumer” refer to an end-user who uses services offered by or through us;

●	“driver partner(s)” refer to an independent third-party contractor who provides mobility and/or quick commerce services on our platform;

●	“ride-hailing” refer to prearranged and on-demand transport service for compensation in which drivers and passenger connect via digital applications or platform;

●	“Ordinary Shares” refer to our Class A Ordinary Shares and Class B Ordinary Shares, of nominal or par value US$0.0002 per share;

●	“quick commerce” refer to prearranged and on-demand delivery service for goods or products in exchange for compensation, facilitated through digital applications or platforms, connecting consumers with delivery providers;

●	“S$” or “SGD” refer to Singapore dollar(s), the legal currency of Singapore; and

●	“US$,” “U.S. dollars,” “$” and “dollars” refer to United States dollar(s), the legal currency of the United States.

Non-US GAAP Financial Measures

Unless otherwise stated or unless the context otherwise requires, in this annual report:

●	“Adjusted EBITDA” is a non-US GAAP financial measure calculated as net loss adjusted to exclude: (a) finance cost, (b) income tax expenses, (c) depreciation and amortization, (d) share-based compensation expenses, and (e) impairment loss on goodwill.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this annual report. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	our future business development, financial condition and results of operations;

●	our ability to reduce incentives paid to driver partners and consumers;

●	our ability to attract and retain driver partners and consumers;

●	competition in our industry;

●	government policies and regulations relating to our industries;

●	other factors that may affect our financial condition, liquidity and results of operations; and

●	other risk factors discussed under “Item 3. Key Information – 3.D. Risk Factors.

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

Segments of our businesses that are currently unregulated could become regulated, or segments of our businesses that are already regulated could be subject to new and changing regulatory requirements. Various proposals which may impact our business are currently before national regulatory entities regarding issues related to our business and business model. For example, in Singapore, on 10 September 2024, the Platform Workers Bill 2024 (the Bill) was passed in the Parliament. The Platform Workers Act 2024 has fully come into force on 1 January 2025. As such, we are required to make operational adjustments to comply with the necessary regulatory requirements, in order to avoid incurring penalties or disruptions in operations, which could involve significant costs or may not be practicable.

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

The independent contractor status of driver partners is currently being challenged in courts, by government agencies, non-governmental organizations, groups of drivers, labor unions and trade associations all around the world. The tests governing whether a driver partner is an independent contractor, or an employee vary by governing law and are typically highly sensitive to certain factors including, among others, changes in public opinion and political conditions. We believe that the driver partners are independent contractors based on existing employment classification frameworks, because, among other things, they: (i) can choose whether, when, where, and the manner and means to provide services on our platform; (ii) are able to provide services on our competitors’ platforms; (iii) have each acknowledged and agreed when signing up to our terms and conditions that their relationship with us does not constitute an employment relationship; (iv) may provide their own vehicles to perform services and are also able to rent cars (as lessees) from any rental company, if needed; and (v) pay a commission for using our platform. Changes to laws or regulations governing the definition or classification of independent contractors, or judicial decisions regarding independent contractor classification, could require reclassification of driver partners as employees, and if so, we would be required to incur significant additional expenses for compensating driver partners, potentially including expenses associated with the application of wage and hour laws, which may include requirements to pay wages for periods when a driver partner is offline or not driving through our platform, overtime, meal and rest period requirements, employee benefits, taxes, and penalties. In addition, a determination that driver partners are employees or ostensible agents could lead to claims, charges or other proceedings under laws and regulations applicable to employers and employees, such as claims of joint employer liability or agency liability, harassment and discrimination, and unionization. New employment classifications could be created and applied to the driver partners, with additional requirements imposed on us beyond current requirements. Any such reclassification or new classifications could have a significant impact on our labor costs, business operations and employee relations, and an adverse effect on our business and financial condition.

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

Furthermore, under our agreements with our third-party cloud infrastructure services providers, there are standard rates based on the amount of storage required, and if we exceed the storage provided, we will have to incur additional expenses.

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

Our payment systems may, in Singapore and other potential markets, be governed by laws and regulations related to payment activities, including, among other things, laws and regulations relating to privacy, anti-money laundering, counter-terrorist financing, electronic funds transfers, systemic integrity risk assessments, cybersecurity of payment processes, and consumer protection. Our payment activities may be susceptible to illegal and improper uses, including money laundering, terrorist financing, and payments to sanctioned parties. These laws and regulations to which we are now or in the future may be subject to are highly complex, may be vague, and could change and may be interpreted to make it difficult or impossible for us to comply with them. Moreover, activities in Singapore where we allow payments in cash may raise additional legal, regulatory, and operational concerns. Operating a business that uses cash may increase our compliance risks with respect to a variety of laws and regulations, including those referred to above. In addition, we may in the future offer new payment options that may be subject to additional regulations and risks. For example, a digital wallet links with a payment service provider. If we fail to comply with applicable laws and regulations, we may be subject to civil or criminal penalties, fines, and higher transaction fees, and we may lose our ability to accept or process online payment, payment card or other related transactions, which could make offerings on our platform less convenient and attractive. In the event of any failure to comply with applicable laws and regulations, our business operations, financial performance, financial condition, results of operations and prospects could be adversely affected.

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

In addition, laws and regulations related to payments are evolving, and changes in such laws and regulations could affect our ability to provide services on our platform in the manner that we have done, expect to do, or at all. In addition, as we evolve our business or make changes to our operations, we may be subject to additional laws and regulations. Historical or future non-compliance with these laws and regulations could result in significant criminal and civil lawsuits, penalties, forfeiture of significant assets, or other enforcement actions. Costs associated with fines and enforcement actions, as well as reputational harm, changes in compliance requirements, or limits on our ability to expand our service offerings, could harm our business operations, financial performance, financial condition, results of operations and prospects.

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

Additionally, as with other businesses in Singapore, we expect to face inflationary pressures and a general trend of increase in the costs of overheads such as utilities. Singapore has raised its Goods and Services Tax (“GST”) from 8% to 9% in 2024, which could further contribute to cost increases as well. These factors may materially and adversely affect our business operations, financial performance, financial condition, results of operations and prospects.

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

In addition to market and industry factors, the price and trading volume for our Class A Ordinary Shares may be highly volatile for factors specific to our own operations, including the following:

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

The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed on December 31, 2024, and, accordingly, the next determination will be made with respect to us on December 31, 2025. In the future, we would lose our foreign private issuer status if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. Holders and any one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, Directors and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the NYSE American. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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

(ii)	there will be no issuance of quarterly earnings statements. The Company, as a foreign private issuer, will file the Form 6-K containing semi-annual financial information required by Section 110(e) of the NYSE American LLC Company Guide by the date specified in the rule; and

(iii)	there will be no requirement for the Company to obtain shareholder approval with respect to (a) the establishment (or material amendment to) a stock option or purchase plan or other equity compensation arrangement as specified in Section 711 of the NYSE American LLC Company Guide; (b) the issuance of additional shares as sole or partial consideration for an acquisition of the stock or assets of another company in the circumstances specified in Section 712 of the NYSE American LLC Company Guide; and (c) the issuance of additional shares in connection with a transaction specified in Section 713 of the NYSE American LLC Company Guide, or that will result in a change of control of the Company; and

(iv)	Section 704 of the NYSE American Company Guide, which requires an issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year, and under U.S. corporate governance practices, contemplates that directors stand for election periodically at such meetings. Under Cayman Islands law and our articles of association, we are not required to hold annual general meetings. We have elected to follow our home country practice in these respects.

We have incurred and will continue to incur significantly increased costs and devote substantial management time as a result of the listing of our Class A Ordinary Shares on the NYSE American.

We are required to comply with the requirements of the rules and regulations of the SEC and the NYSE American rules, including applicable corporate governance practices. Compliance with these requirements may increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, our management and other personnel need to divert attention from operational and other business matters to devote substantial time to these public company requirements.

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

In the event we issue or our shareholders sell substantial amounts of our shares in the public market, the price of our shares may be adversely affected. The sale of a significant number of shares in the public market on the NYSE American, or the issue of further new securities by us such as upon exercise of outstanding warrants or options, or the perception that such sales or issues may occur, could materially affect the market price of our shares. Such issues or sales may also make it difficult for us to issue new shares and raise the necessary funds in the future at a time and price we deem appropriate.

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

Our founder, chairman of the board of directors and chief executive officer, Mr. Terence Zou, and Octava Fund Limited beneficially own all of our issued and outstanding Class B Ordinary Shares. These Class B Ordinary Shares constitute approximately 22.34% of our total issued and outstanding share capital and approximately 74.20% of the aggregate voting power of our total issued and outstanding share capital as of the date of this annual report. As a result of the dual-class share structure and the concentration of ownership, holders of Class B Ordinary Shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A Ordinary Shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A Ordinary Shares may view as beneficial.

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

In addition, upon the occurrence of any of the following events:

(i) any sale, transfer, assignment or disposition of Class B Ordinary Shares by a holder thereof to any person which is not an affiliate of such holder;

(ii) a change of beneficial ownership of any Class B Ordinary Shares as a result of which any person who is not an affiliate of the holders of such Ordinary Shares becomes a beneficial owner of such Ordinary Shares;

(iii) the death of Zou Junming Terence;

(iv) the incapacity of Zou Junming Terence (as determined by a certified medical professional); or

(v) the effective date of termination of Zou Junming Terence’s directorship or employment,

in relation to paragraphs (i) and (ii) only, the Class B Ordinary Shares held by the relevant holder and, in relation to paragraphs (iii), (iv) and (v) only, the Class B Ordinary Shares held by Zou Junming Terence and Octava Fund Limited, shall be automatically and immediately converted into an equal number of Class A Ordinary Shares.

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

In June, the Company completed the secondary listings of its Class A Ordinary Shares on the Frankfurt and Stuttgart Stock Exchanges under the symbol “D0S”.

In September, the Company completed its second public offering.

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

In 2022, 2023, and 2024, revenue from mobility was S$6,510,000, S$5,866,000, and S$5,787,000 respectively. The following table compares the different services we offer under our Mobility segment:

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

In 2022, 2023, and 2024, revenue from quick commerce was S$92,000, S$146,000, and S$221,000 respectively.

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

Insurance

We want to ensure that our riders have a safe ride, and to this end, we partnered with an insurance company to offer insurance coverage for our riders during their trips. All passengers who are on the ride are eligible for the Accidental Death benefit. Only the Ryde user who opted-in for the complimentary cover and made the ride booking is eligible for the Total and Permanent Disability Due to an Accident, Accidental Medical Expense Reimbursement, Emergency Assistance Benefit Due to an Accident, and Cancellation Fee Waiver Guarantee. Riders will be covered for every trip they take after they have opted-in for this cover (up to 3 claims per month for the Cancellation Fee Waiver Guarantee). Each trip commences from the moment a rider boards the vehicle and ends at the drop-off point. As at the date of this annual report, the insurance company will provide such free coverage till 31 July 2025.

There are four types of benefits under this cover:

●	Accidental Death;

●	Total and Permanent Disability Due to an Accident;

●	Accidental Medical Expense Reimbursement;

●	Emergency Assistance Benefit Due to an Accident; and

●	Cancellation Fee Waiver Guarantee

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

45

Rider Profile & Rating Page

46

Quick Commerce User Interface for Consumers

RydeSEND Booking	RydeSEND Package info/Details	RydeSEND Payment Options

47

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

49

User Interface for Driver Partners

Driver partner Earnings and Bonus Page	Driver partner Rating and Profile Page	Service Options Page

Navigation Page	RydeSEND in-transit

51

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

We also experience benefits from having high network liquidity across different offerings on our platform as we are able to offer multiple service offerings to our customers. For example, driver partners offering carpooling on our platform are able to deliver parcels through RydeSEND as well. A network liquidity effect plays a part in helping us increase our market share over time, as it makes our Mobility and Quick Commerce offerings more convenient and cost-competitive versus other forms of transportation, such as personal vehicle usage and ownership, or other types of delivery services.

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

Insurance

We maintain insurance coverage that we believe is relevant for our businesses and operations. Our insurance includes work injury compensation, director and officer liability insurance and complimentary insurance which provides exclusive coverage for riders using the Ryde platform in respect of a particular trip taken by our riders. Such complimentary insurance to riders who make trips using our Ryde platform consists of an accidental death benefit, total and permanent disability due to an accident, accidental medical expense reimbursement, emergency assistance benefit in the event of an accident, and cancellation fee waiver guarantee. Such insurance offered is specific to the foregoing instance only and does not purport to include any other insurance coverage. We cannot guarantee, however, that we will not incur any losses or be the subject of any claims that exceed the scope of the relevant insurance coverage. We reassess our insurance structure at each renewal, taking into account both insurance market conditions and the expansion and development of our business.

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

The general penalties for non-compliance with the WSHA include the imposition of fines up to the amount of S$1,000,000 in the case of a body corporate. Further or other penalties may apply in the case of repeat offences or specific offences under the WSHA or its subsidiary legislation.

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

It is the principal piece of legislation that covers the ride-hailing booking services provided by us including RydePOOL, RydeX, RydeXL, RydeLUXE, RydeFLASH, RydePET and RydeTAXI. Licensees are required to, among other things, comply with the conditions set out in their licenses, and to comply with any directions, codes of practice and/or emergency directives issued by the Land Transport Authority of Singapore. We have obtained the relevant licenses under the PPPTIA to provide our carpooling and ride hailing booking services in Singapore.

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

In addition to the foregoing, the Payment Services (Amendment) Regulations came into operation on 4 April 2024 and 4 October 2024.

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

Platform Workers Act 2024

The Platform Workers Act 2024, effective January 1, 2025, is a new law in Singapore designed to protect individuals working in the gig economy, such as delivery drivers and private-hire drivers. This Act establishes a unique worker classification for these individuals, distinct from employees and freelancers. It mandates or encourages contributions to the Central Provident Fund (CPF) by both the platform operators and platform workers, depending on the worker’s age. The Act also ensures financial protection for work-related injuries and establishes a framework for platform workers to have their concerns addressed collectively.

Seasonality

We typically expect to experience seasonal impacts to our operating results, as we generate lower number of trips in our first quarter compared to other quarters due in part to regional holiday, such as lunar new year. Additionally, other festivities like Christmas, the new year celebration, and Ramadan’s fasting month impact the demand for mobility and quick commerce services, as well as the availability of driver partners. Weather conditions, like the rainy season, also contribute to seasonal fluctuations in our operating results.

C. Organizational structure

The following is a list of our subsidiaries as of the date of this annual report.

Name of subsidiary	Jurisdiction of Incorporation
Ryde Group (BVI) Ltd	British Virgin Islands
RGT (BVI) Ltd	British Virgin Islands
RCS (BVI) Ltd	British Virgin Islands
Ryde Technologies Pte. Ltd.	Singapore
RGTC Pte Ltd	Singapore
RCSR Pte Ltd	Singapore
Meili Technologies Pte. Ltd.	Singapore
Meili Technologies (M) Sdn. Bhd.	Malaysia

The following diagram illustrates the corporate structure of Ryde Group Ltd and its subsidiaries as of the date of this annual report:

Ryde Group Ltd
(Cayman)
100%
100%
100%
Ryde Group (BVI) Ltd
(BVI)
RGT (BVI) Ltd*
(BVI)
RCS (BVI) Ltd
(BVI)
99.26%
100%
100%
Ryde Technologies Pte Ltd
(Singapore)
RGTC Pte Ltd
(Singapore)
RCSR Pte Ltd
(Singapore)
100%
Meili Technologies Pte Ltd
(Singapore)
100%
Meili Technologies (M) Sdn Bhd
(Malaysia)

* RGT (BVI) Ltd owns 1 ordinary share in the capital of Ryde Technologies Pte. Ltd.

D. Property, Plant and Equipment

Facilities

Our corporate headquarters is located at 7500A Beach Road, #16-310, The Plaza, Singapore 199591. We leased an aggregate of approximately 119 square meters of offices as of December 31, 2024. Our lease agreement for our headquarters has a term that expires in October 2026. We do not foresee any issues with renewing our lease agreement in the near future. However, if for whatever reason, our lease agreement is not renewed, we do not foresee any issues relocating to an alternative location in Singapore that provide similar facilities.

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

Our customer and driver base growth rates

Our consumer and driver base growth rates which we measure by number of consumers and driver partners, is key to the success of our app and business. To achieve this, we believe in increasing the number of driver partners and consumers using our app, which is facilitated by our focus on creating a super mobility app ecosystem that generates synergies between the supply and demand sides. With this, we expect this ecosystem will grow organically as we continue to use promotions to attract customers to our platform.

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

Ability to grow our revenue from ride-hailing and quick commerce

Our ability to grow revenue from ride-hailing and quick commerce services is subject to various factors that may impact our business, financial performance, and prospects. There are inherent challenges and risks that could hinder our ability to sustain and further increase revenue. One key factor is the level of competition in the ride-hailing and quick commerce industry. We operate in a highly competitive market with both local and international players offering similar services. This intense competition can lead to pricing pressures and increased marketing expenses as we strive to attract and retain customers and driver partners. If we are unable to effectively differentiate ourselves or compete on price, our ability to grow revenue may be adversely affected. Additionally, our ability to grow revenue relies on the adoption and satisfaction of our platform by both consumers and driver partners. Factors such as user experience, service reliability, and driver partners availability are critical in attracting and retaining customers. Any negative experiences, safety concerns, or difficulties in recruiting and retaining a sufficient number of driver partners may lead to reduced customer demand and hamper our revenue growth, while we continually invest in technology, innovation, and marketing strategies to enhance our competitive position and increase customer engagement. However, there can be no assurance that we will successfully overcome these challenges, and any failure to do so may have significant adverse effects on our business, financial performance, and revenue growth prospects.

Results of Operations

Comparison of Years Ended December 31, 2024, 2023, and 2022

	For the year ended December 31,
	2024	2023	2022	2024 to 2023	2023 to 2022
	S$’000	S$’000	S$’000	% change	% change

Revenue	8,950	8,667	8,825	3%	-2%

Other income	103	89	289	16%	-69%
Drivers and riders cost and related expenses	(4,599)	(6,813)	(7,534)	-32%	-10%
Employee benefits expenses	(2,271)	(2,052)	(2,046)	11%	0%
Depreciation and amortization expenses	(559)	(402)	(301)	39%	34%
Finance cost	(77)	(446)	(198)	-83%	125%
Other expenses	(9,875)	(4,289)	(3,995)	130%	7%
Operational loss	(8,328)	(5,246)	(4,960)	84%	5.8%
Impairment of goodwill	-	(664)	-	-100%	100
Share-based compensation	(10,347)	(6,959)	-	49%	100%

Loss before income tax expense	(18,675)	(12,869)	(4,960)	45%	159%

Income tax expense	-	-	-	-	-
Net loss	(18,675)	(12,869)	(4,960)	45%	159%

Revenue

	For the year ended December 31,
	2024	2023	2022	2024 to 2023	2023 to 2022
	S$’000	S$’000	S$’000	% change	% change

Mobility	5,787	5,866	6,510	-1%	-10%
Quick commerce	221	146	92	51%	59%
Membership	575	616	606	-7%	2%
Advertising initiatives	2,280	2,025	1,617	13%	25%
Others	87	14	-	521%	100%

Total revenue	8,950	8,667	8,825	3%	-2%

Our revenue segments comprised mobility, quick commerce, membership, advertising initiatives and others. Mobility and quick commerce revenue is derived from the service fees paid by driver partners and consumers for use of the platform and related service to connect with consumers and successfully complete a trip or delivery via the platform. Membership subscription fees is paid by the consumers on a monthly or quarterly basis. Advertising initiatives revenue are earned from partners who pay for digital space in our app and website.

In 2024, total revenue increased by 3% from S$8,667,000 for the year ended December 31, 2023 to S$8,950,000 for the year ended December 31, 2024. Our revenue from quick commerce services increased by 51% to S$221,000 in 2024 contributed mainly by the increase in consumer demand. In 2024, revenue from advertising initiatives increased by 13% to $2,280,000 mainly due to the increase in advertising services value with various business partners. We experienced a marginal decline in revenue from both (i) membership services by 7% mainly due to a reduction in the number of subscribers, and (ii) mobility services by 1% arising from a decrease in consumer demand.

Other income

	For the year ended December 31,
	2024	2023	2022	2024 to 2023	2023 to 2022
	S$’000	S$’000	S$’000	% change	% change

Total other income	103	89	289	16%	-69%

Other income increased by 16% from S$89,000 for the year ended December 31, 2023 to S$103,000 for the year ended December 31, 2024. The increase was mainly due to increase in foreign exchange gain.

Drivers and riders cost and related expenses

	For the year ended December 31,
	2024	2023	2022	2024 to 2023	2023 to 2022
	S$’000	S$’000	S$’000	% change	% change

Total drivers and riders cost and related expenses	4,599	6,813	7,534	-32%	-10%

For the year ended December 31, 2024 and 2023, our drivers and riders cost and related expenses amounted to S$4,599,000 and S$6,813,000 respectively. This decrease by 32% is mainly due to the decrease in incentives paid to driver partners.

Employee benefits expenses

	For the year ended December 31,
	2024	2023	2022	2023 to 2022	2023 to 2022
	S$’000	S$’000	S$’000	% change	% change

Total employee benefits expenses	2,271	2,052	2,046	11%	0%

Our employee benefits expenses increased by 11% to S$2,271,000 in 2024 compared to S$2,052,000 in 2023. This is mainly due to increase in the employee’s salaries and wages.

Depreciation and amortization expenses

	For the year ended December 31,
	2024	2023	2022	2024 to 2023	2023 to 2022
	S$’000	S$’000	S$’000	% change	% change

Total depreciation and amortization expenses	559	402	301	39%	34%

The depreciation and amortization expenses increased by 39% to S$559,000 for the year ended December 31, 2024 from S$402,000 for the year ended December 31, 2023. This was mainly due to increase in intangibles assets, which was attributable to additional developed technology.

Finance costs

	For the year ended December 31,
	2024	2023	2022	2024 to 2023	2023 to 2022
	S$’000	S$’000	S$’000	% change	% change

Total finance cost	77	446	198	-83%	125%

Our finance costs decreased by 83% to S$77,000 for the year ended December 31, 2024 from S$446,000 for the year ended December 31, 2023. The decrease of the finance costs is primarily attributable to the unsecured note payable to third party and shareholder which started from April 2023 being settled in March 2024.

Other expenses

	For the year ended December 31,
	2024	2023	2022	2024 to 2023	2023 to 2022
	S$’000	S$’000	S$’000	% change	% change

Total other expenses	9,875	4,289	3,995	130%	7%

Our other expenses increased by 130% to S$9,875,000 for the year ended December 31, 2024 from S$4,289,000 for the year ended December 31, 2023. This was mainly due to S$2,700,000 consulting services provided by certain consultants for investor relations, business strategy, and business development in 2024. Legal and professional fee increased to S$1,770,000 in 2024 from S$496,000 in 2023. Marketing and advertising expenses increased by 16% to S$2,837,000 from S$2,441,000 for the year ended 2024 and 2023 respectively. IT expenses increased by 14% to S$1,404,000 from S$1,230,000. Lastly, the increase of other expenses was also affected by the increase in foreign exchange loss of S$277,000 and S$1,000 respectively for the year ended December 31, 2024 as compared to December 31, 2023.

Impairment of goodwill

	For the year ended December 31,
	2024	2023	2022	2024 to 2023	2023 to 2022
	S$’000	S$’000	S$’000	% change	% change

Total impairment of goodwill	-	664	-	-100%	100

In 2023, an impairment of goodwill was recognized as a result of the carrying value exceeding the fair value of Meili Technologies Pte. Ltd. During the financial year ended December 31, 2024, no impairment of goodwill was recognized.

Share-based compensation

	For the year ended December 31,
	2024	2023	2022	2024 to 2023	2023 to 2022
	S$’000	S$’000	S$’000	% change	% change

Total share-based compensation	10,347	6,959	-	49%	100

(a) Share-based compensation to employees

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

Risk-free interest rate is estimated based on the yield curve of US Sovereign Bond as of the option valuation date. The expected volatility at the grant date and each option valuation date is estimated based on annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected term of the options. The Company has never declared or paid any cash dividends on its capital stock, and the Company does not anticipate any dividend payments in the foreseeable future. Expected term is the period of time from the grant date to the exercise date or the forfeiture date. The lock-up period of the Class A Ordinary Shares issued to the employees are subject for a period varying between 12 months to 36 months.

During the year ended December 31, 2024 and 2023, the Company recognized share-based compensation of nil and S$1,489,000 (US$1,129,000) respectively in the consolidated statements of operations and comprehensive loss.

(b) Share-based compensation to non-employees

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

In June 2024, the Company issued 1,500,00 Class A Ordinary Shares of the Company to certain consultants. The consulting services provided by the Consultants to the Company pursuant to the Consulting Agreements include: review and provide advice on the Company’s strategic plans; meet with focus groups and interested parties to discuss the Company’s strategic plans; provide advice on how best to position the Company and its subsidiaries in the future; propose potential acquisition targets for the Company and its subsidiaries; and assist in dealing with the corporate matters entrusted to the Consultants by the Company and its subsidiaries. The fair value of the Class A Ordinary Shares issued to consultants was measured based on the closing market share price of US$4.84 per share.

In September 2024, the Company issued 107,555 Class A Ordinary Shares of the Company to Maxim Group, LLC (“Maxim”) upon its cashless exercise of representative’s warrants that were issued to Maxim in connection with the Company’s IPO.

During the year ended December 31, 2024 and 2023, the Company recognized share-based compensation of S$10,347,000 (US$7,574,000) and S$5,470,000 (US$4,146,000) respectively, in the consolidated statements of operations and comprehensive loss.

Key Non-US GAAP Financial Measures

In addition to the measures presented in our consolidated financial statements, we use the following key non-US GAAP financial measures to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions.

Adjusted EBITDA

Adjusted EBITDA is a non-US GAAP financial measure calculated as net loss adjusted to exclude: (a) finance cost, (b) income tax expenses, (c) depreciation and amortization, (d) share-based compensation expenses, and (e) impairment loss on goodwill.

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

The following tables provide reconciliations of Adjusted EBITDA.

	For the year ended December 31,
	2022	2023	2024	2024
	S$’000	S$’000	S$’000	US$’000

Net loss	(4,960)	(12,869)	(18,675)	(13,669)
Depreciation and amortization expenses	301	402	559	409
Finance costs	198	446	77	56
Impairment of goodwill	-	664	-	-
Share-based compensation	-	6,959	10,347	7,574

Adjusted EBITDA	(4,461)	(4,398)	(7,692)	(5,630)

5.B. Liquidity and Capital Resources

In assessing the Company’s liquidity, the Company monitors and evaluates its cash and cash equivalent and its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations.

Cash flow from operations and capital contributions and loans from shareholders have been utilized to finance the working capital requirements of the Company. As of December 31, 2024, the Company has negative cash flow from operating activities of S$11,733,000 (US$8,589,000). The Company’s working capital was positive S$3,063,000 (US$2,242,000) as of December 31, 2024. And the Company had S$5,519,000 (US$4,040,000) in cash and cash equivalents, which is unrestricted as to withdrawal and use as of December 31, 2024.

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

On March 6, 2024, the Company completed its initial public offering. In this offering, the Company issued 3,000,000 Ordinary Shares at a price of US$4.00 per share. The Company received gross proceeds in the amount of US$12 million before deducting any underwriting discounts or expenses. On September 27, 2024, the Company completed a follow-on public offering. In this offering, the Company issues 5,300,000 units (the “Units”), each Unit consisting of one Class A Ordinary Share, par value $0.0002 per share (the “Class A Ordinary Shares”) of Ryde, and one common warrant (the “Warrant”) to purchase one Class A Ordinary Share, at a price of US$0.85 per unit. The Company received gross proceeds in the amount of US$4.5 million before deducting any underwriting discounts or expenses. In view of these circumstances, the management of the Company has given consideration to the future liquidity and performance of the Company and its available sources of finance in assessing whether the Company will have sufficient financial resources to continue as a going concern.

We believe our existing cash and cash equivalents, gross proceeds received from the initial public offering, follow-on public offering and the cash flow we generate from our operations will be sufficient to meet our working capital and capital expenditure needs and other liquidity requirements for the next 12 months. Our future capital requirements may be materially different than those currently planned in our budgeting and forecasting activities and depend on many factors, including our rate of revenue growth, the timing and extent of spending on content and research and development, the expansion of our sales and marketing activities, our continued international expansion, the acquisition of other companies, competitive factors, and overall economic conditions, globally. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our shareholders, while the incurrence of debt financing would result in debt service obligations. Such debt instruments also could introduce covenants that might restrict our operations.

Cash flow summary

	For the year ended December 31,
	2024	2024	2023	Increase/(Decrease)
	US$’000	S$’000	S$’000	S$’000%

Net cash used in operating activities	(8,589)	(11,733)	(1,612)	(10,121)	628%
Net cash used in investing activities	(424)	(580)	(422)	(158)	37%
Net cash provided by financing activities	11,813	16,138	721	15,417	2,138%

Operating Activities

Net cash used in operating activities was S$11,733,000 for the year ended December 31, 2024. This was mainly attributable to the net loss of S$18,675,000 adjusted for non-cash items which included depreciation of property and equipment, amortization of intangibles, interest expense, amortization of debt issuance cost, impairment loss of goodwill, share-based compensation, and net effect of exchange rate changes totaling S$11,346,000. There is a net cash outflow arising from the net change in operating assets and liabilities of S$4,404,000.

Net cash used in operating activities was S$1,612,000 for the year ended December 31, 2023. This was mainly attributable to the net loss of S$12,869,000 adjusted for non-cash items which included depreciation of property and equipment, amortization of intangibles, interest expense, amortization of debt issuance cost, impairment loss of goodwill, share-based compensation, and net effect of exchange rate changes totaling S$8,476,000. This was offset against net cash inflows arising from the net change in operating assets and liabilities of S$2,781,000.

Investing Activities

Net cash flows used in investing activities was S$580,000 for the year ended December 31, 2024. This was primarily due to the increase in intangible assets of S$552,000 and the purchase of property and equipment of S$28,000.

Net cash flows used in investing activities was S$422,000 for the year ended December 31, 2023. This was primarily due to the increase in intangible assets of S$482,000 and the purchase of property and equipment of S$3,000. This was offset against net cash inflow from the acquisition of subsidiaries of S$63,000.

Financing Activities

Net cash provided by financing activities was S$16,138,000 for the year ended December 31, 2024. This was primarily due to proceeds from issuance of shares of S$20,960,000 and proceeds from the note from a shareholder amounting to S$950,000. This was partially offset by the repayment of borrowings of S$1,972,000 and the repayment of lease liabilities of S$3,800,000.

Net cash provided by financing activities was S$721,000 for the year ended December 31, 2023. This was due to proceeds from note from a shareholder of S$2,850,000. This was offset by the repayment of lease liabilities of S$50,000 and the deferred IPO costs of S$2,079,000.

Indebtedness

The following table shows the amount of our total consolidated liabilities outstanding as of December 31, 2024 and 2023:

	December 31, 2024	December 31, 2024	December 31, 2023	Increase/(Decrease)
	US$’000	S$’000	S$’000	S$’000	%
Current liabilities
Convertible loan from third parties	-	-	2,303	(2,303)	-100%
Note from a shareholder	-	-	2,850	(2,850)	-100%

Total borrowings	-	-	5,153	(5,153)	-100%

As of December 31, 2024, there is no borrowings from third parties or shareholders.

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

The Company’s commitment for minimum lease payments under the operating lease that is within twelve months as of December 31, 2024 as follow:

Twelve months ending December 31,	Minimum lease payment
S$’000

2025	81
2026	60
Total future lease payment	141
Amount representing interest	(6)
Present value of operating lease liabilities	135
Less: current portion	(76)
Non-current portion	59

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date hereof:

Directors and Executive Officers	Age	Position/Title
Terence Zou	51	Founder, Chairman and Chief Executive Officer
Lang Chen Fei	44	Chief Financial Officer
Tan Ting Yong	62	Non-executive Director
Joanne Khoo(2)(3)	51	Independent Director, Chair of Audit Committee
Kelvin Lee Soon Sze(1)(3)	51	Independent Director, Chair of Compensation Committee
Venkata Subramanian s/o Sreenivasan(1)(2)	67	Independent Director, Chair of Nomination Committee

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nomination Committee

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

Tan Ting Yong has served on our board of directors since February 2024. Mr. Tan is currently serving as an investment director at Octava Management Pte. Ltd., an investment management company based in Singapore that has multiple investments across diverse industries, focusing mainly on real estate investment, property development, financial technology and artificial intelligence, where he oversees Octava’s investment portfolio, evaluates new investment opportunities and strategizes growth initiatives. Prior to that, Mr Tan. worked in DBS Bank Ltd. as part of their Investment Banking Group where he headed the Transportation and Logistics Team and the Electronics Team. Mr. Tan holds a Master of Business Administration degree (major in Banking and Finance) as well as a Bachelor of Engineering degree (Electrical and Electronics Engineering) from the National University of Singapore. Mr. Tan has also obtained the Chartered Financial Analyst designation.

Joanne Khoo has served on our board of directors since February 2024. Ms. Khoo has almost 30 years of experience in investment banking, corporate finance, capital markets and business advisory services. Ms. Khoo started her career at PricewaterhouseCoopers in January 1997 and her last position was senior associate in February 2000. From May 2000 to August 2004, she worked at Stone Forest Consulting Pte Ltd., a business advisory company, and her last position was an assistant manager. She was responsible for providing consultancy services including IPO advisory, working capital consulting, business turnaround and profit improvement. Ms. Khoo worked in the corporate finance industry at several companies, which include (i) Hong Leong Finance Limited from September 2004 to November 2005 as an assistant vice president; (ii) Phillip Securities Pte Ltd. from November 2005 to January 2008 as an assistant vice president; and (iii) Canaccord Genuity Singapore Pte. Ltd. (formerly known as Collins Stewart Pte. Limited) from February 2008 to October 2012 with her last position as a director. She founded and has acted as an executive director of Bowmen Capital Private Limited, a management consultancy company, since February 2013. From October 2019 to April 2020, she also served as a director of PayLinks Pte. Ltd., a financial service company.

Ms. Khoo served as an independent non-executive director of Kitchen Culture Holdings Limited (a company listed on the Catalist of the Singapore Exchange Limited (stock code: SGX:5TI)) from October 2012 to February 2019. Since January 2014, she has served as an independent non-executive director of Teho International Inc Ltd. (a company listed on the Catalist of the Singapore Exchange Limited (stock code: SGX:5OQ)) and was re-designated as a non-independent non-executive director on 30 October 2024. Ms. Khoo served as an independent director of Excelpoint Technology Ltd. (a company listed on the main board of the Singapore Exchange Limited (stock code: SGX:BDF)) from September 2016 to April 2022. She has also served as an independent non-executive director of Xamble Group Limited (a company listed on The Australian Securities Exchange (stock code: ASX:XGL)) since July 2017. Since June 2020, she has also served as an independent non-executive director of ES Group (Holdings) Limited (a company listed on the Catalist of the Singapore Exchange Limited (stock code: SGX:5RC)). Since January 2022, she has also served as an independent non-executive director of JE Cleantech Holdings Ltd (a company listed on Nasdaq (stock code: NASDAQ:JCSE)).

Ms. Khoo obtained a Bachelor of Business degree in Accountancy from Royal Melbourne Institute of Technology University in November 1997. She was admitted as a Certified Public Accountant of the CPA Australia in October 1999 and a Chartered Accountant of the Malaysian Institute of Accountants in July 2000. Ms. Khoo was a member of the Women Corporate Directors from September 2018 to June 2019.

Kelvin Lee Soon Sze has served on our board of directors since November 2024. With extensive background in corporate governance and a proven track record as a chairman and executive director of a NASDAQ-listed company, Simpple Ltd, Mr. Lee brings strategic oversight in technology, risk management, and regulatory compliance to the boardroom. Prior to that, Mr. Lee was the Chief Commercial Officer of WIS Holdings Pte. Ltd., a leading provider of integrated facilities services (Facility Management sector), a role he held from July 2015 to February 2024.

With over 20 years of experience in the technology sector—having held key roles at Singapore Telecommunications Limited, Hewlett Packard Asia Pacific Pte. Ltd., and Diageo Plc., Mr. Lee’s deep experience in leading large-scale technology, digital transformation, and business expansion across diverse industries highlights his understanding of how technology is best applied across diverse industries. This enables him to align technology strategies with corporate goals and drive operational efficiencies on a global scale.

Mr. Lee received a Bachelor of Computing (Applications Development) from Monash University in 1997.

Venkata Subramanian s/o Sreenivasan (“Ven Sreenivasan”) has served on our board of directors since February 2024. Mr. Ven Sreenivasan began his career in 1987 with the government service as an economist/industry analyst at the National Productivity Board, a unit of the Ministry of Trade & Industry. From 1993 to 2017, for a period of nearly 25 years, he was the Senior Correspondent and News Editor for the Business Times (“BT”) specializing in coverage of economic, corporate and financial markets, including breaking news, interviews, features and analysis. He also produced major featured columns which include The Business Times’ Raffles Conversation series and Hock Lock Siew, a corporate commentary column. He also contributed to the Editorial/Leader columns and was BT’s main aviation correspondent from 2000, covering the sector which included policies and players (airports, airlines and authorities). In addition, he completed a stint as BT’s Malaysia based correspondent in 1996 and was also BT’s motoring columnist during the 1997-2000 period.

He was considered one of the leading writers in the newsroom and was responsible for newsroom management and editorial oversight, managing and overseeing corporate/financial news team of 40 journalists at the financial daily. He also wrote columns on the economy, financial markets and companies at the same time.

From 2017 to 2021, he was appointed as Executive Editor, SPH Radio & Associate Editor, Straits Times of Singapore Press Holdings. He helped establish MoneyFM 89.3, Singapore’s first and only financial radio station and coached the team presenters and producers. He has been instrumental with programming and content, sourcing of guests and market experts and maintain oversight on quality and accuracy of content. He also assisted the Straits Times Business team, providing guidance and oversight on stories and providing story tips.

Between 2021 and 2025, he was senior columnist and associate editor of the Straits Tines. He produced a weekly column where a wide range of topics ranging from economics, business, corporate and financial markets were covered. He also wrote incisive columns on companies and markets.

He holds a Degree in Economics & Political Science from Brandon University and a Masters Degree in Economics from the University of Manitoba. In addition, he holds a Graduate Diploma in Financial Management from the Singapore Institute of Management.

Since 2021, he has also served as an independent non-executive director of SGX-listed Medinex Limited.

6.B. Compensation

Compensation of Directors and Executive Officers

In 2024, we paid an aggregate of S$463,500 (US$339,262) in cash to our executive officers. We pay a compensation of US$85,000 per calendar year in the form of director and committee fees to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our subsidiaries in Singapore are required by the applicable laws and regulations of Singapore to make contributions, as employers, to the Central Provident Fund for all employees (including our executive officers) who are employed under a contract of service by our Singapore subsidiaries as prescribed under the Central Provident Fund Act 1953. The contribution rates vary, depending on the age of the employee, and whether such employee is a Singapore citizen or permanent resident (contributions are not required or permitted in respect of a foreigner on a work pass). We did not pay any cash compensation to our independent directors in 2023.

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

Share Incentive Plan(s)

We have adopted the Share Incentive Plan, or the Plan, to attract and retain best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. Under the Plan, the maximum aggregate number of Shares which may be issued pursuant to all awards (including incentive share options) are 4,549,485 shares, representing 20% of the number of fully-diluted shares outstanding as of December 31, 2024.

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

Audit Committee. Our audit committee consists of Ms. Khoo Su Nee, Joanne, Mr. Kelvin Lee Soon Sze and Mr. Venkata Subramanian s/o Sreenivasan, and is chaired by Ms. Khoo Su Nee, Joanne. Our board of directors has determined that each such member satisfies the “independence” requirements of Rule 803(A)(2) of NYSE American LLC Company Guide and meets the independence standards under Rule 10A-3 under the Exchange Act. Our audit committee consists solely of independent directors that satisfy the NYSE American and SEC requirements. Our board of directors has also determined that Ms. Khoo Su Nee, Joanne qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Listing Rules of the NYSE American. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

●	reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K;

●	discussing the annual audited financial statements with management and our independent registered public accounting firm;

●	periodically reviewing and reassessing the adequacy of our audit committee charter;

●	meeting periodically with the management and our internal auditor (if any) and our independent registered public accounting firm;

●	reporting regularly to the full board of directors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposure; and

●	such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee. Our compensation committee consists of Mr. Kelvin Lee Soon Sze, Ms. Khoo Su Nee, Joanne and Mr. Venkata Subramanian s/o Sreenivasan, and is chaired by Mr. Kelvin Lee Soon Sze. Our board of directors has determined that each such member satisfies the “independence” requirements of Rule 803(A)(2) of NYSE American LLC Company Guide. Our compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing and approving to the board with respect to the total compensation package for our chief executive officer;

●	reviewing the total compensation package for our executive officers and recommending any proposed changes to our management;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing annually and administering all long-term incentive compensation or equity plans;

●	selecting and receiving advice from compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominations Committee. Our nominations committee consists of Mr. Venkata Subramanian s/o Sreenivasan, Ms. Khoo Su Nee, Joanne and Mr. Kelvin Lee Soon Sze, and is chaired by Mr. Venkata Subramanian s/o Sreenivasan. Our board of directors has determined that each such member satisfies the “independence” requirements of Rule 803(A)(2) of NYSE American LLC Company Guide. The nominations committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominations committee is responsible for, among other things:

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

6.D. Employees

We employed 30 persons as December 31, 2024 and 34 persons as of December 31, 2023, who were mostly located in Singapore. Our employees are not covered by collective bargaining agreements. We consider our labor practices and employee relations to be good. The following table indicates the distribution of our employees by business and role as of December 31, 2024:

Function	Number of Employees
Operations	6
Finance and Human Resource and Administration	7
Technology Development	8
Product and Design	3
Marketing and Business Development	6
Total Number of Employees	30

6.E. Share Ownership

The following table sets forth information regarding the beneficial ownership of Ordinary Shares as of the date of this annual report by:

●	each person known by us to be the beneficial owner of more than 5% of Ordinary Shares;
●	each of our directors and executive officers; and
●	all our directors and executive officers as a group.

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

The percentage of our Ordinary Shares beneficially owned is computed on the basis of 22,747,426 Class A Ordinary Shares and 6,542,400 Class B Ordinary Shares issued and outstanding as of the date of this annual report.

	Class A Ordinary Shares		% of Voting	Class B Ordinary Shares		% of Voting	% of Aggregate Voting
	Shares	%	Power	Shares	%	Power	Power
Directors and Executive Officers:
Zou Junming Terence	-	-	-	3,177,175	17.67	58.71	58.71
Lang Chen Fei	25,000	0.10	0.04	-	-	-	0.04
Tan Ting Yong	-	-	-	-	-	-	-
Khoo Su Nee Joanne	-	-	-	-	-	-	-
Kelvin Lee Soon Sze	-	-	-	-	-	-	-
Venkata Subramanian s/o Sreenivasan	-	-	-	-	-	-	-
All Directors and Executive Officers as a Group	25,000	0.10	0.04	3,177,175	17.67	58.71	58.75
Principal Shareholders:
Octava Fund Limited(1)	6,665,513	22.76	7.56	1,365,225	4.66	15.48	23.04
All Directors and Executive Officers as a Group, and Principal Shareholders	6,690,513	25.45	7.56	3,542,400	22.33	74.19	81.75

(1)	Octava Fund Limited is beneficially owned by Joseph Tey Wei Jin (33.36%), Lee Kok Leong (33.32%) and Pang Sze Khai (33.32%).

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

Set forth below are related-party transactions of our Company for the financial years ended December 31, 2024 and 2023, which are identified in accordance with the rules prescribed under Form F-1 and Form 20-F and may not be considered as related-party transactions under Singapore law.

In March 2023, Ryde Tech entered into a shareholders loan agreement with DLG with a principal amount of S$2,000,000. The interest rate is 12% per annum accrued on a daily basis. As of December 31, 2023, the actual drawdown amount was S$2,000,000. The loan, together with interest accruing, was repaid in March 2024, being 12 months after the first date on which the relevant drawdown amount was disbursed to us. The loan ranks above all of our indebtedness due to or owing under to (i) certain investors who entered into an exchangeable loan agreement dated February 7, 2023; and (ii) our other unsecured creditors. The shareholders have been fully repaid in March 2024.

For the year ended December 31, 2023 and 2024, significant transactions with DLG were as follows:

	Year ended December 31,
	2023	2024	2024
	S$’000	S$’000	US$’000

Interest expense on note from a shareholder	171	37	27

As of December 31, 2023 and 2024, the significant balances with DLG were as follows:

	As of December 31,
	2023	2024	2024
	S$’000	S$’000	US$’000

Note from a shareholder	2,850	-	-

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

ITEM 9. THE OFFER AND LISTING

9.A. Offer and listing details

Not applicable for annual reports on Form 20-F.

9.B. Plan of distribution

Not applicable.

9.C. Markets

Our Ordinary Shares are listed on the NYSE American under the symbol “RYDE”.

9.D. Selling shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share capital

Not applicable.

10.B. Memorandum and articles of association

The following are summaries of the material provisions of our amended and restated memorandum and articles of association (which we refer to below as our post-offering memorandum and articles of association) and the Companies Act, insofar as they relate to the material terms of our Ordinary Shares. They do not purport to be complete. Reference is made to our amended and restated memorandum and articles of association, a copy of which is filed as an exhibit to the annual report.

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

Services consisting of arranging, brokering, underwriting or advising on the issue, allotment or transfer of ownership of the shares rendered by a GST-registered person to an investor belonging in Singapore for GST purposes in connection with the investor’s purchase, sale or holding of the shares will be subject to GST at the standard rate of 9%. Similar services rendered by a GST registered person contractually to an investor belonging outside Singapore and for the direct benefit of such an investor or a GST registered person belonging in Singapore should generally, subject to the satisfaction of certain conditions, be subject to GST at 0%.

Certain United States Federal Income Tax Considerations

The following discussion is a summary of certain U.S. federal income tax considerations generally applicable to the ownership and disposition of the Class A Ordinary Shares by a U.S. Holder (as defined below) that acquires the Class A Ordinary Shares in this annual report and holds the Class A Ordinary Shares as “capital assets” (generally, property held for investment) under the Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal income tax laws, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of the Class A Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as, banks and other financial institutions; insurance companies; pension plans; cooperatives; regulated investment companies; real estate investment trusts; broker-dealers; traders that elect to use a mark-to-market method of accounting; certain former U.S. citizens or long-term residents; tax-exempt entities (including private foundations); holders who acquire their Class A Ordinary Shares pursuant to any employee share option or otherwise as compensation; investors that will hold their Class A Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes; investors that have a functional currency other than the U.S. dollar; persons holding their Class A Ordinary Shares in connection with a trade or business conducted outside the United States; persons that actually or constructively own 10% or more of our stock (by vote or value); or partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the Class A Ordinary Shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of the Class A Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the Class A Ordinary Shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in or organized under the law of the United States or any state thereof or the District of Columbia; (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the Class A Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in the Class A Ordinary Shares.

For U.S. federal income tax purposes, a U.S. Holder of Class A Ordinary Shares will generally be treated as the beneficial owner of the underlying shares represented by the Class A Ordinary Shares. The remainder of this discussion assumes that a U.S. Holder of the Class A Ordinary Shares will be treated in this manner. Accordingly, deposits or withdrawals of Class A Ordinary Shares will generally not be subject to U.S. federal income tax.

Dividends

Subject to the PFIC rules described below under “— Passive Foreign Investment Company Considerations”, any cash distributions paid on the Class A Ordinary Shares (including the amount of any Singapore tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A Ordinary Shares. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the Class A Ordinary Shares will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income”; provided that certain conditions are satisfied, including that (1) the Class A Ordinary Shares on which the dividends are paid are readily tradable on an established securities market in the United States, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period and other requirements are met.

For U.S. foreign tax credit purposes, dividends paid on the Class A Ordinary Shares generally will be treated as income from foreign sources and generally will constitute passive category income. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are very complex. For example, certain Treasury Regulations promulgated in December 2021 imposed requirements regarding the eligibility of creditable taxes for U.S. holders and recent notices from the IRS provided temporary relief from such Treasury Regulations, provided certain requirements are satisfied. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances, including the effects of any applicable income tax treaties and any Treasury Regulations or IRS guidance.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of Class A Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such Class A Ordinary Shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long term if the Class A Ordinary Shares have been held for more than one year. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which may limit the availability of foreign tax credits. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of the Class A Ordinary Shares, including the availability of the foreign tax credit under its particular circumstances and the effects of any applicable income tax treaties and the recent Treasury Regulations and IRS guidance discussed above.

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

Based upon our current and expected income and assets (including goodwill), we do not expect to be a PFIC for the current taxable year. However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Class A Ordinary Shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and any unbooked intangibles, may be determined by reference to the market price of our Class A Ordinary Shares (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial price offering. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets for purposes of the analysis set forth in subparagraphs (a) and (b), above or the valuation of our goodwill and any unbooked intangibles, which may result in our company being or becoming a PFIC for the current or future taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Class A Ordinary Shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares;
●	such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, each a pre-PFIC year, will be taxable as ordinary income;
●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and
●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares and we own any equity in a non-United States entity that is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we may own equity.

A U.S. Holder that holds stock in a non-U.S. corporation during any taxable year in which the corporation is treated as a PFIC is subject to special tax rules with respect to (a) any gain realized on the sale, exchange or other disposition of the stock and (b) any “excess distribution” by the corporation to the holder, unless the holder elects to treat the PFIC as a “qualified electing fund” (“QEF”) or makes a “mark-to-market” election, each as discussed below. An “excess distribution” is that portion of a distribution with respect to PFIC stock that exceeds 125% of the average of such distributions over the preceding three-year period or, if shorter, the U.S. Holder’s holding period for its shares. Excess distributions and gains on the sale, exchange or other disposition of stock of a corporation which was a PFIC at any time during the U.S. Holder’s holding period are allocated ratably to each day of the U.S. Holder’s holding period. Amounts allocated to the taxable year in which the disposition occurs and amounts allocated to any period in the shareholder’s holding period before the first day of the first taxable year that the corporation was a PFIC will be taxed as ordinary income (rather than capital gain) earned in the taxable year of the disposition. Amounts allocated to each of the other taxable years in the U.S. Holder’s holding period are not included in gross income for the year of the disposition, but are subject to a tax (equal to the highest ordinary income tax rates in effect for those years, and increased by an interest charge at the rate applicable to income tax deficiencies) that is added to the tax otherwise due for the taxable year in which the disposition occurs. The tax liability for amounts allocated to years before the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital, even if a U.S. Holder held such Class A Ordinary Shares as capital assets. The preferential U.S. federal income tax rates for dividends and long-term capital gain of individual U.S. Holders (as well as certain trusts and estates) would not apply, and special rates would apply for calculating the amount of the foreign tax credit with respect to excess distributions.

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

U.S. Holders are urged to consult their tax advisors as to our status as a PFIC, and, if we are treated as a PFIC, as to the effect on them of, and the reporting requirements with respect to, the PFIC rules and the desirability of making, and the availability of, either a QEF election or a mark-to-market election with respect to our Class A Ordinary Shares. We provide no advice on taxation matters.

Information with Respect to Foreign Financial Assets

In addition, certain U.S. Holders may be subject to certain reporting obligations with respect to Class A Ordinary Shares if the aggregate value of these and certain other “specified foreign financial assets” exceeds $50,000. If required, this disclosure is made by filing Form 8938 with the IRS. Significant penalties can apply if U.S. Holders are required to make this disclosure and fail to do so. In addition, a U.S. Holder should consider the possible obligation for online filing of a FinCEN Report 114—Foreign Bank and Financial Accounts Report as a result of holding Class A Ordinary Shares. U.S. Holders are thus encouraged to consult their U.S. tax advisors with respect to these and other reporting requirements that may apply to their acquisition of Class A Ordinary Shares.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to distributions made on our Class A Ordinary Shares within the U.S. to a non-corporate U.S. Holder and to the proceeds from the sale, exchange, redemption or other disposition of Class A Ordinary Shares by a non-corporate U.S. Holder to or through a U.S. office of a broker. Payments made (and sales or other dispositions effected at an office) outside the U.S. will be subject to information reporting in limited circumstances.

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

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333- 274283), as amended, which was declared effective by the SEC on February 28, 2023, with respect to the Company’s initial public offering completed on March 6, 2023, and the registration statement on Form F-1 (File No. 333-282076), as amended, which was declared effective by the SEC on September 25, 2024, with respect to the Company’s follow on offering completed on September 27, 2024 (the “Follow On Offering”).

In the IPO, the Company issued 3,000,000 Class A Ordinary Shares at a price of US$4.00 per share. Maxim Group LLC was the representative of the underwriters. The Company received gross proceeds in the amount of US$12 million and net proceeds of approximately US$10.1 million after deducting underwriting discounts and expenses.

On March 14, 2024, Maxim Group LLC., the underwriter of the initial public offering (the “IPO”) of the Company, notified the Company of their decision to exercise the over-allotment option to purchase an additional 200,350 Class A Ordinary Shares of the Company, par value $0.0002 per share, at a price of US$4.00 per share. The closing for the sale of the Over-allotment Class A Ordinary Shares took place on March 15, 2023. Gross proceeds of the Company’s IPO, including the proceeds from the sale of the Over-allotment Class A Ordinary Shares, totaled approximately US$0.8 million, before deducting underwriting discounts and other related expenses.

As of the date of this annual report, we used the net proceeds received from our initial public offering for (i) prepayments of US$3.5 million to certain consultants for the consulting services include investor relation, business strategic and business development for the consulting period over 20 months; (ii) repayment of US$3.55 million to shareholder loans; and (iii) the remainder for working capital purposes.

In the Follow On Offering, the Company issued 5,300,000 units (the “Units”), each Unit consisting of one Class A Ordinary Share, par value $0.0002 per share (the “Class A Ordinary Shares”) of Ryde, and one common warrant (the “Warrant”) to purchase one Class A Ordinary Share, at a price of US$0.85 per unit. Maxim Group LLC was the exclusive placement agent. The Company received gross proceeds in the amount of US$4.5 million and net proceeds of approximately US$4.09 million after deducting placement agent fees and expenses. As of the date of this annual report, we used US$3 million of the net proceeds received from the Follow On Offering for working capital purposes. We still intend to use the remainder of the proceeds from Follow On Offering as disclosed in our Follow On Offering registration statements on Form F-1.

None of these net proceeds from our initial public offering and the optional offering was paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure controls and procedures

Disclosure controls and procedures include controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Our management, under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(f) or 15(d)-15(f) promulgated under the Exchange Act, as of December 31, 2024. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of such date, our disclosure controls and procedures are effective at a reasonable assurance level.

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

Under the supervision and with the participation of our management, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2024 based on the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Changes in internal control over financial reporting

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

Not applicable.

ITEM 16A. AUDIT COMMITTEE AND FINANCIAL EXPERT

Our audit committee consists of Ms. Khoo Su Nee, Joanne, Mr. Kelvin Lee Soon Sze, and Mr. Venkata Subramanian s/o Sreenivasan. All audit committee members satisfy the independence requirements set forth under the rules of the NYSE American, and in Rule 10A-3 under the Exchange Act. Our board of directors has determined that Ms. Joanne Khoo qualifies as an audit committee financial expert as defined in Item 16A of Form 20-F.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees in connection with certain professional services rendered for the year ended December 31, 2023 and 2024 by Kreit & Chiu CPA LLP, and OneStop Assurance PAC respectively, our independent registered public accounting firms, during the period indicated.

	Year Ended December 31,
	2022	2023	2024
Services	US$	US$	US$

Audit fees - Kreit & Chiu CPA LLP (1)	277,500	232,000	65,900
Audit fees - OneStop Assurance PAC (1)	-	-	215,000
Total	277,500	232,000	280,900

(1)	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, and comfort letter in connection with the underwritten public offering.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

(1) Previous Independent Accountant

On October 10, 2024, the audit committee of the Board of Directors (the “Audit Committee”) of Ryde Group Ltd (the “Company”) dismissed Kreit & Chiu CPA LLP (“Kreit & Chiu”) as its independent registered public accounting firm, effective immediately.

The reports of Kreit & Chiu on the financial statements of the Company for the financial years ended December 31, 2022 and 2023 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that such reports expressed substantial doubt regarding the Company’s ability to continue as a going concern for the financial year ended December 31, 2022.

Furthermore, during the financial years ended December 31, 2022 and 2023, through October 10, 2024, there were no disagreements with Kreit & Chiu on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures which, if not resolved to the satisfaction of Kreit & Chiu, would have caused Kreit & Chiu to make reference to the subject matter of the disagreement in connection with its reports on the Company’s financial statements for such periods.

There were no reportable events (as that term is described in Item 304(a)(1)(v) of Regulation S-K) during the two financial years ended December 31, 2022 and 2023, through October 10, 2024.

The Company provided Kreit & Chiu with a copy of the forgoing disclosure and requested Kreit & Chiu to furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not Kreit & Chiu agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of Kreit & Chiu’s letter, dated October 10, 2024, is filed as Exhibit 16.1 to the Form 6-K(001-41950).

(2) New Independent Accountant

On October 10, 2024, the Audit Committee approved the proposed appointment of OneStop Assurance PAC (“OneStop”) as the Company’s independent registered public accounting firm, effective immediately. The services previously provided by Kreit & Chiu are to be provided by OneStop.

During the Company’s two most recent financial years through October 10, 2024, neither the Company nor anyone acting on the Company’s behalf, consulted OneStop with respect to any other matters or reportable events set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

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

Subject to the foregoing, we rely on the exemptions listed above. As a result, you may not be provided with the benefits of certain corporate governance requirements of NYSE American applicable to U.S. domestic public companies. For details, see the risk factor titled “As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NYSE American corporate governance listing standards” included in Item 3.D of this annual report.

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

ITEM 18. FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
1.1	3rd Amended and Restated Memorandum and Articles of Association of Ryde Group Ltd (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-274283), filed with the SEC on September 29, 2023).

2.1	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-274283), as amended, filed with the SEC on September 29, 2023).

4.1	Employment Agreement by and between Ryde Group Ltd and its Chief Executive Officer (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-274283), as amended, initially filed with the SEC on August 31, 2023).

4.2	Employment Agreement by and between Ryde Group Ltd and its Chief Financial Officer (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-274283), as amended, initially filed with the SEC on August 31, 2023).

4.3	2023 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form S-8 (File No. 333-278873) filed with the SEC on April 23, 2024).

4.4	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-274283), as amended, initially filed with the SEC on August 31, 2023).

4.5	Form of Independent Director Agreement (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-274283), as amended, initially filed with the SEC on August 31, 2023).

4.6	Employment Agreement by and between Ryde Group Ltd and Tan Ting Yong (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-274283), as amended, initially filed with the SEC on August 31, 2023).

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to our Registration Statement on Form F-1 (File No. 333-274283), as amended, initially filed with the SEC on August 31, 2023).

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 14.1 to our Registration Statement on Form F-1 (File No. 333-274283), as amended, initially filed with the SEC on August 31, 2023).

11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 to the annual report on 20-F for fiscal year 2023 (File No. 001-41950)).

12.1*	Certification of our Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of our Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification of our Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the SarbanesOxley Act of 2002.

13.2**	Certification of our Principal Financial Officer pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the SarbanesOxley Act of 2002.

97.1*	Compensation Recovery Policy.

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

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

Date: April 28, 2025

RYDE GROUP LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Ryde Group Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Ryde Group Ltd and its subsidiaries (collectively, the “Company”) as of December 31, 2024, and the related consolidated statement of operations and comprehensive loss, changes in shareholders’ equity, and cash flow for the year ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ OneStop Assurance PAC

We have served as the Company’s auditors since 2024.

Singapore

April 28, 2025

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

Los Angeles, California

April 26, 2024

RYDE GROUP LTD

CONSOLIDATED BALANCE SHEETS

	December 31, 2023	December 31, 2024	December 31, 2024
	S$’000	S$’000	US$’000
ASSETS
Current assets
Cash and cash equivalents	1,694	5,519	4,040
Accounts receivable, net	30	11	8
Deposits, prepaid expenses and other current assets	660	2,658	1,946
Deferred initial public offering (“IPO”) costs	2,079	-	-
Total current assets	4,463	8,188	5,994

Non-current assets
Property and equipment, net	61	155	113
Intangible assets, net	673	741	542
Goodwill, net	-	-	-
Total non-current assets	734	896	655

TOTAL ASSETS	5,197	9,084	6,649

LIABILITIES
Current liabilities
Accounts payable	5,463	4,075	2,983
Accrued expenses and other current liabilities	1,922	974	713
Convertible loans	2,303	-	-
Note from a shareholder	2,850	-	-
Operating lease obligations	49	76	56
Total current liabilities	12,587	5,125	3,752

Non-current liabilities
Operating lease obligation	-	59	43
Deferred tax liabilities	32	32	23
Total non-current liabilities	32	91	66

TOTAL LIABILITIES	12,619	5,216	3,818

Commitment and Contingencies

SHAREHOLDERS’ EQUITY
Ordinary Shares, US$0.0002 of nominal or par value, 175,000,000 Class A Ordinary Shares and 75,000,000 Class B Ordinary Shares authorized, 22,747,426 Class A Ordinary Shares as of December 31, 2024 (2023: 12,571,044) and 3,542,400 Class B Ordinary Shares issued and outstanding for both periods	4	7	5
Additional paid-in capital	18,663	48,397	35,425
Accumulated deficit	(25,893)	(44,543)	(32,604)
Foreign currency translation reserve	(117)	111	81
(Deficit)/Surplus attributable to owners of the Company	(7,343)	3,972	2,907
Non-controlling interests	(79)	(104)	(76)
Total shareholders’ (deficit)/surplus	(7,422)	3,868	2,831
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,197	9,084	6,649

The accompanying notes are an integral part of these financial statements.

RYDE GROUP LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the year ended December 31,
	2022	2023	2024	2024
	S$’000	S$’000	S$’000	US$’000

Revenue	8,825	8,667	8,950	6,551

Other income	289	89	103	75
Drivers and riders cost and related expenses	(7,534)	(6,813)	(4,599)	(3,366)
Employee benefits expenses	(2,046)	(2,052)	(2,271)	(1,662)
Depreciation and amortization expenses	(301)	(402)	(559)	(409)
Finance costs	(198)	(446)	(77)	(56)
Other expenses	(3,995)	(4,289)	(9,875)	(7,228)
Operational loss	(4,960)	(5,246)	(8,328)	(6,095)
Impairment of goodwill	-	(664)	-	-
Share-based compensation	-	(6,959)	(10,347)	(7,574)

Loss before income taxes	(4,960)	(12,869)	(18,675)	(13,669)

Income tax expense	-	-	-	-
Loss for the year	(4,960)	(12,869)	(18,675)	(13,669)

Other comprehensive loss:
Foreign currency translation adjustment	-	(117)	228	167
Net loss and total comprehensive loss	(4,960)	(12,986)	(18,447)	(13,502)

Loss for the year attributable to:
Owners of the Company	(4,923)	(12,827)	(18,650)	(13,651)
Non-controlling interest	(37)	(42)	(25)	(18)
	(4,960)	(12,869)	(18,675)	(13,669)

Net loss and total comprehensive loss attributable to:
Owners of the Company	(4,923)	(12,944)	(18,422)	(13,484)
Non-controlling interest	(37)	(42)	(25)	(18)
	(4,960)	(12,986)	(18,447)	(13,502)

Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.42)	(1.00)	(0.87)	(0.63)

Weighted average number of Ordinary Shares used in computing net loss per share
Basic and diluted (‘000)	11,702	13,007	21,260	21,260

The accompanying notes are an integral part of these financial statements.

RYDE GROUP LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

		Ordinary Shares					Foreign	(Deficit)/Surplus attributable
	Class A Ordinary Shares Outstanding	Class B Ordinary Shares Outstanding	Par value		Additional paid-in capital	Accumulated deficit	currency translation reserve	to owners of the Company	Non- controlling interests	Total (deficit)/surplus
	‘000	‘000	S$’000		S$’000	S$’000	S$’000	S$’000	S$’000	S$’000

Balance as of January 1, 2023	8,159	3,542	3		8,101	(13,066)	-	(4,962)	(37)	(4,999
Net loss	-	-	-		-	(12,827)	(117)	(12,944)	(42)	(12,986)
Conversion of convertible loan from third parties	1,194	-	-	*	3,481	-	-	3,481	-	3,481
Share-based compensation	3,218	-	1		7,081	-	-	7,082	-	7,082
Balance as of December 31, 2023	12,571	3,542	4		18,663	(25,893)	(117)	(7,343)	(79)	(7,422)
Net loss	-	-	-		-	(18,650)	228	(18,422)	(25)	(18,447)
Conversion of convertible loan from third parties	68	-	-		372	-	-	372	-	372

Share-based compensation	1,608	-	-		10,481	-	-	10,481	-	10,481
Issuance of Class A Ordinary Shares	8,500	-	3		18,881	-	-	18,884	-	18,884

Balance as of December 31, 2024	22,747	3,542	7		48,397	(44,543)	111	3,972	(104)	3,868

			US$’000		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance as of December 31, 2024	22,747	3,542	5		35,425	(32,604)	81	2,907	(76)	2,831

*	Amount less than S$1,000.

The accompanying notes are an integral part of these financial statements.

RYDE GROUP LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2022	2023	2024	2024
	S$’000	S$’000	S$’000	US$’000
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(4,960)	(12,869)	(18,675)	(13,669)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Amortization	287	340	484	354
Depreciation	14	62	75	55
Loss/(Gain) on disposal of property and equipment	- *	-	- *	- *
Interest expense	-	355	62	45
Amortization of debt issuance cost	-	91	15	11
Impairment of goodwill	-	664	-	-
Share-based compensation	-	6,959	10,347	7,574
Net effect of exchange rates changes	-	5	363	266
Change in operating assets and liabilities, net of impact of business acquisitions and disposals:
Accounts receivable	(59)	52	19	14
Deposits, prepaid expenses and other current assets	(16)	107	(1,999)	(1,463)
Accounts payable	539	1,895	(1,378)	(1,011)
Accrued expenses and other current liabilities	354	727	(961)	(703)
Payment of lease liabilities	-	-	(85)	(62)
Net cash used in operating activities	(3,841)	(1,612)	(11,733)	(8,589)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(15)	(3)	(28)	(20)
Proceeds from disposal of property and equipment	- *	-	-	-
Additions in intangible assets	(467)	(482)	(552)	(404)
Cash acquired from acquisition of subsidiaries	-	63	-	-
Net cash used in investing activities	(482)	(422)	(580)	(424)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares	-	-	20,960	15,342
Proceeds from convertible loans	5,200	-	-	-
Proceeds from note from a shareholder	-	2,850	950	695
Repayments of convertible loans	-	-	(1,910)	(1,398)
Repayments of shareholder loans	(500)	(50)	(3,800)	(2,781)
Interest paid	-	-	(62)	(45)
Deferred IPO costs	-	(2,079)	-	-
Net cash provided by financial activities	4,700	721	16,138	11,813

Net change in cash and cash equivalents	377	(1,313)	3,825	2,800
Beginning of period	2,630	3,007	1,694	1,240
End of period	3,007	1,694	5,519	4,040

Supplemental disclosure of cash flow information
Cash paid for interest	-	355	62	-

Non-cash investing activities
Non-cash transactions from acquisition of subsidiaries	-	600	-	-

Non-cash financing activities
Issuance of shares by way of conversion of convertible loan from third parties	-	3,481	372	272
Issuance of shares by way of share-based compensation	-	6,959	10,347	7,574

*	Amount less than 1,000

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

The consolidated financial statements of the Company include the following entities:

Name	Date of incorporation	Percentage of direct or indirect interests	Place of incorporation	Principal activities

Ryde Group (BVI) Ltd	February 22, 2023	100%	British Virgin Islands	Dormant
RCS (BVI) Ltd	May 14, 2024	100%	British Virgin Islands	Dormant
RGT (BVI) Ltd	May 14, 2024	100%	British Virgin Islands	Dormant
Ryde Technologies Pte. Ltd.	September 2, 2014	99.26%	Singapore	Mobility and quick commerce solutions
RGTC Pte Ltd	August 2, 2024	100%	Singapore	Dormant
RCSR Pte Ltd	November 1, 2024	100%	Singapore	Dormant
Meili Technologies Pte. Ltd.	November 30, 2020	99.26%	Singapore	Quick Commerce solutions
Meili Technologies (M) Sdn. Bhd.	December 16, 2021	99.26%	Malaysia	Dormant

RYDE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	Organization and business overview (continued)

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

No dividends on Ordinary Shares have been declared for the year ended December 31, 2024 and December 31, 2023.

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

Cash flow from operations and capital contributions and loans from shareholders have been utilized to finance the working capital requirements of the Company. The Group recorded a net loss of S$18,675,000 (US$13,669,000) for the period of January to December 2024. As of December 31, 2024, the Company has negative cash flow from operating activities of S$11,733,000 (US$8,589,000). The Company’s working capital was positive S$3,063,000 (US$2,242,000) as of December 31, 2024. And the Company had S$5,519,000 (US$4,040,000) in cash and cash equivalents, which is unrestricted as to withdrawal and use as of December 31, 2024.

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

Management has commenced a strategy to raise debt and equity. The management believes that the Group will continue as a going concern in the following 12 months from the date these consolidated financial statements are issued. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to, impairment of long-lived assets and provision for expired credit. Actual results may differ from these estimates.

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

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows from SGD into USD as of December 31, 2024 are solely for the convenience of the readers and are calculated at the rate of SGD1.00 = USD0.7320, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into USD at such rate, or at any other rate.

RYDE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (continued)

Cash and cash equivalents

Cash and cash equivalents represent cash in bank and are unrestricted as to withdrawal or use.

Accounts receivable, net

Accounts receivable, net represent the amounts that the Company has an unconditional right to consideration from riders, other individual customers and enterprise customers, and primarily consist of (i) unpaid fare amounts from riders, (ii) fare amounts paid by riders but not yet received by the Company, (iii) fare amounts not yet paid by enterprise customers, (iv) unpaid amounts from individual customers and enterprise customers for other services completed. These accounts receivable are recorded net of any allowance for credit losses. Although the Company pre-authorize forms of payment to mitigate our exposure, the Company bear the cost of any accounts receivable losses. The Company record an allowance for credit losses for accounts receivable that may never settle or be collected.

Deposits and prepayments

Deposits and prepayments are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2024 and 2023, management believes that the Company’s prepayments and deposits are not impaired.

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

Developed technology

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

Business combinations

We account for our business combinations using the acquisition method of accounting, which requires, among other things, allocation of the fair value of purchase consideration to the tangible and intangible assets acquired and liabilities assumed at their estimated fair values on the acquisition date. The excess of the fair value of purchase consideration over the values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair value of assets acquired and liabilities assumed, the Company make significant estimates and assumptions, especially with respect to intangible assets. Our estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, not to exceed one year from the date of acquisition, the Company may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill if new information is obtained related to facts and circumstances that existed as of the acquisition date. After the measurement period, any subsequent adjustments are reflected on the consolidated statements of operations. Acquisition costs, such as legal and consulting fees, are expensed as incurred.

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

No goodwill or impairment of goodwill is recognized in 2024.

RYDE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (continued)

Impairment of long-lived assets

The Company evaluates the recoverability of its long-lived assets (asset groups), including property and equipment, intangible assets, and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset (asset group) may not be fully recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset (asset group), the Company recognizes an impairment loss based on the excess of the carrying amount of the asset (asset group) over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

Operating lease right-of-use assets

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, and operating lease liability, non-current in the Company’s consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company has elected not to recognize ROU asset and lease obligations for its short-term leases, which are defined as leases with an initial term of 12 months or less.

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

The carrying amounts of cash and cash equivalents, accounts receivable, deposits and prepayments, accounts payable, other payables to related parties, and accruals and other payables approximate their fair values because of their generally short maturities.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 815, “Derivatives and Hedging.” This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent year end date while the warrants are outstanding. Warrants that are determined to be equity-classified are recorded as a component of additional paid-in capital at the time of issuance and are not remeasured thereafter.

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

Principle vs Agent consideration

Judgment is required in determining whether the Company is the principal or agent in transactions with driver partners, and consumer. The Company evaluate the presentation of revenue on a gross or net basis based on whether the Company control the service provided to the consumers and are the principal (i.e. “gross”), or the Company arrange for other parties to provide the service to the consumers and are an agent (i.e. “net”). This determination also impacts the presentation of incentives provided to driver partners and discounts and promotions offered to consumers to the extent they are not customers.

For the mobility and quick-commerce transactions, the Company’s role is to provide the service to driver partners to facilitate a successful trip or quick-commerce service to consumer. The Company concluded the Company do not control the good or service provided by driver partners to consumers as (i) the Company do not pre-purchase or otherwise obtain control of the goods or services prior to its transfer to the consumers; (ii) the Company do not direct driver partners to perform the service on our behalf, and (iii) the Company do not integrate services provided by driver partners with our other services and then provide them to consumers. As part of our evaluation of control, the Company review other specific indicators to assist in the principal versus agent conclusions. The Company are not primarily responsible for mobility and quick commerce services provided to consumers, nor do the Company have inventory risk related to these services. While the Company facilitate setting the price for mobility and quick commerce services, the driver partners and consumers have the ultimate discretion in accepting the transaction price and this indicator alone does not result in us controlling the services provided to consumers.

In transactions with consumers, the Company act as an agent of the driver partners by connecting consumers seeking mobility and quick commerce services with driver partners looking to provide these services. Driver partners and consumers are our customers and pay us a fee for each successfully completed transaction with consumers. Accordingly, the Company recognize revenue on a net basis, representing the fee the Company expect to receive in exchange for us providing the service to driver partners and consumers.

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

Segments

In accordance with ASC 280, Segment Reporting, the Company is required to report financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments that meet specific quantitative thresholds. The identification of operating segments is based on the internal reporting used by the Chief Operating Decision Maker (“CODM”) to assess performance and allocate resources.

The Company has determined that it operates as a single operating and reportable segment. This conclusion is based on the following considerations:

●	The Company is managed as a single business, with a single set of operating metrics used to assess performance and allocate resources;
●	The CODM, who is the Company’s Chief Executive Officer, reviews consolidated financial information to make operational and strategic decisions;
●	The nature of the products and services, customer base, and methods of distribution are consistent across the business.

All significant operations, including assets and revenues, are located in and derived from Singapore. As of December 31, 2024 and 2023, substantially all of the Company’s long-lived assets were located in Singapore, and all revenue was generated from customers based in Singapore.

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

Concentration of customers

None of the customers consisted of more than 10% of revenue as of December 31, 2022, 2023, and 2024, respectively.

RYDE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (continued)

Employee benefits

Employee benefits are recognized as an expense, unless the cost qualifies to be capitalized as an asset.

Defined contribution plans are post-employment benefit plans under which the Company pays fixed contributions into separate entities such as the Central Provident Fund on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The Central Provident Fund paid to The Central Provident Fund Board in Singapore is S$205,000 (US$274,000), S$211,000 (US$160,000), and S$229,000 (US$166,000) for the year ended December 31, 2024, 2023 and 2022 respectively.

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

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes for the year ended December 31, 2024 and 2023. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

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

The following is a description of the government grants the Company have received for the financial year ended December 31, 2024 and 2023:

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

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) attributable to ordinary shareholders by the weighted average number of Ordinary Shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if outstanding stock options, warrants and convertible debt were exercised or converted into Ordinary Shares. When the Company has a loss, diluted shares are not included as their effect would be anti-dilutive. The Company has no dilutive securities or debt for each of the year ended 31 December 2024, 2023 and 2022.

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

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes its liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter. As of December 31, 2024, the Company was not subject to any material commitments or contingencies.

Recent Adopted Accounting Pronouncements

In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”, which clarifies that contractual sale restrictions are not considered in measuring fair value of equity securities and requires additional disclosures for equity securities subject to contractual sale restrictions. The standard is effective for public companies for fiscal years beginning after December 15, 2023. Early adoption is permitted. The Company adopted the ASU on January 1, 2024. The additional required disclosures did not have a material impact on our consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting—Improvements to Reportable Segment Disclosures (Topic 280). The standard requires incremental disclosures related to reportable segments, including disaggregated expense information and the title and position of the company’s chief operating decision maker (“CODM”), as identified for purposes of segment determination. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Entities must adopt the changes to the segment reporting guidance on a retrospective basis. The Company adopted the ASU on January 1, 2024. The additional required disclosures did not have a material impact on our consolidated financial statements.

RYDE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (continued)

Recently Issued Accounting Pronouncements Not Yet Adopted

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

In March 2024, the FASB issued ASU 2024-01, Compensation—Stock Compensation (Topic 718). This ASU illustrates how to apply the scope guidance to determine whether a profits interest award should be accounted for as a share-based payment arrange under Accounting Standards Codification (“ASC”) 718 or another accounting standard. The amendments in this update are effective for public entities for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is in the process of assessing the impact of this ASU on its consolidated financial statements.

In March 2024, the FASB issued ASU 2024-02 Codification Improvements – Amendments to Remove References to the Concepts Statements. This ASU amends the ASC by removing references to various FASB Concepts Statements to simplify the ASC and draw a distinction between authoritative and non-authoritative literature. The amendments in this update apply to all reporting entities within the scope of the affected accounting guidance and are effective for public entities for fiscal years beginning after December 15, 2024. Early adoption is permitted in any interim or annual period in which financial statements have not yet been issued. The Company is in the process of assessing the impact of this ASU on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03 Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures. This ASU requires disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026 and for interim periods within fiscal years beginning after December 15, 2027. ASU 2024-03 should be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to any or all prior periods presented in the financial statements. The Company is in the process of assessing the impact of this ASU on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-04 Debt—Debt With Conversion And Other Options (Subtopic 470-20): Induced Conversions Of Convertible Debt Instruments. This ASU amends ASC 470-20 to clarify the requirements related to accounting for the settlement of a debt instrument as an induced conversion. Based primarily on the consensus-for-exposure reached on Issue 23-A12 by the Emerging Issues Task Force (EITF) on September 14, 2023, the ASU is intended to “improve the relevance and consistency in application of the induced conversion guidance in Subtopic 470-20 for (a) convertible debt instruments with cash conversion features and (b) debt instruments that are not currently convertible. For all entities, the amendments in ASU 2024-04 are effective for annual reporting periods beginning after December 15, 2025 (and interim reporting periods within those annual reporting periods). Early adoption is permitted as of the beginning of a reporting period if the entity has also adopted ASU 2020-0613 for that period. The Company is in the process of assessing the impact of this ASU on its consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

RYDE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3 Deposits, prepaid expenses and other current assets

	December 31, 2023	December 31, 2024	December 31, 2024
	S$’000	S$’000	US$’000

Deposits	209	214	157
Prepayments	120	2,161	1,582
Other receivables	173	143	105
Provision for expired credits	158	140	102

	660	2,658	1,946

As of December 31, 2024, included in prepayments of S$2,050,000 (US$1,507,000) was pertaining to prepayments to certain consultants for consulting services over a period of 20 months from the date of the Consulting Agreements. The consulting services to be provided to the Company pursuant to the Consulting Agreements dated January 20, 2024, include participate in Company’s business and management meetings and contribute to Company’s business plans; assisting Company in corporate development by introducing customers or strategic partners to Company to drive business growth; strategizing with the Company on its positioning and road map for capital raising, and assist in dealing with investor relation matters.

4 Property and equipment, net

	December 31, 2023	December 31, 2024	December 31, 2024
	S$’000	S$’000	US$’000

Computer	81	75	55
Office	1	3	2
Renovation	-	22	16
Operating lease right-of-use assets	96	153	112

Total	178	253	185
Less: accumulated depreciation	(117)	(98)	(72)

Net book value	61	155	113

Depreciation expense for the year ended December 31, 2024 and 2023 was S$75,000 (US$55,000) and S$62,000 respectively.

The Company’s operating lease right-of-use assets is related to the office lease agreements with lease terms for two years. The Company’s lease agreement does not contain any material residual value guarantees or material restrictive convents. Upon adoption of ASU 2016-02, no right-of-use (“ROU”) assets nor lease liability was recorded for the lease with a lease term with one year or less.

RYDE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5 Intangible assets, net

	December 31, 2023	December 31, 2024	December 31, 2024
	S$’000	S$’000	US$’000

Developed technology	3,140	3,692	2,702
Others	5	5	4

Total	3,145	3,697	2,706
Less: accumulated amortization	(2,472)	(2,956)	(2,164)

Net book value	673	741	542

Amortization expenses for the year ended December 31, 2024 and 2023 was S$484,000 (US$354,000) and S$340,000 respectively. The weighted average remaining useful life of developed technology is 2 years 3 months.

The Company’s estimated aggregate future amortization expenses for intangible assets subject to amortization as of December 31, 2024, as follows:

December 31, 2024
S$’000

Financial year ending 2025	470
Financial year ending 2026 to 2027	384

6 Goodwill, net

	December 31, 2023	December 31, 2024	December 31, 2024
	S$’000	S$’000	US$’000

Acquisition	664	-	-
Goodwill impairment	(664)	-	-
	-	-	-

Acquisition of Meili Technologies Pte. Ltd. and its subsidiaries (“Meili Group”)

On February 20, 2023, Ryde Technologies Pte. Ltd. entered into a Sale and Purchase Agreement for the acquisition of Meili Group, a last-mile on-demand logistics service provider in Singapore. The Meili Group comprises of Meili Technologies Pte. Ltd. and its wholly-owned subsidiary, Meili Technologies (M) Sdn. Bhd. (“Meili Malaysia”), which located in Malaysia. Meili Malaysia is a dormant since the date of incorporation on December 16, 2021. The acquisition is expected to contribute to the growth of the Company’s current quick commerce business.

RYDE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6	Goodwill, net (continued)

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

Goodwill Impairment

In 2023, the Company performed a goodwill impairment test by comparing the fair value of the Meili Group to its carrying value. The fair value was determined as a sum of the discounted cash flow (“DCF”) method. The significant unobservable inputs used in the fair value measurement include discount rate of 6.12%, growth rate of 5% to 10%, and dividend yield of 0%. The carrying value of Meili Group exceeded its fair value, and as a result, a goodwill impairment charge of S$664,000 was recorded in the consolidated statements of operations.

No goodwill or impairment of goodwill is recognized in 2024.

RYDE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7 Related party transactions and balances

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate.

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2024 and 2023:

Name of related parties	Relationship with the Company
DLG Ventures Pte. Ltd.	Shareholder

i) Significant transactions with related parties were as follows:

	Year ended December 31,
	2022	2023	2024	2024
	S$’000	S$’000	S$’000	US$’000
Interest expense on note from a shareholder	5	171	37	27

ii) Significant balances with related parties were as follows:

	December 31, 2023	December 31, 2024	December 31, 2024
	S$’000	S$’000	US$’000

Related parties
Note from a shareholder	2,850	-	-

8 Convertible loans

	December 31, 2023	December 31, 2024	December 31, 2024
	S$’000	S$’000	US$’000

Convertible loan from noteholders	368	-	-
Convertible loans	1,950	-	-
Debt issuance cost	(15)	-	-
	2,303	-	-
Less: Current portion	(2,303)	-	-
Non-current portion	-	-	-

RYDE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8	Convertible loans (continued)

(a)	Convertible loan from noteholders

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

(b)	Convertible loans

The convertible loans as of December 31, 2024 and 2023 are set out below:

						2023	2024	2024
Loan	Currency	Period	Interest rate per annum	Guarantees	Other security	Carrying amount (S$’000)	Carrying amount (S$’000)	Carrying amount (US$’000)
Unsecured fixed rate convertible loans	SGD	24-month	5%	Nil	-	1,935	-	-

The convertible loans are repayable on or before February 28, 2024. There is no repayment and no interest paid for the financial year ended December 31, 2023. In March 2024, the convertible loan has been fully repaid.

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

RYDE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9 Note from a shareholder

	December 31, 2023	December 31, 2024	December 31, 2024
	S$’000	S$’000	US$’000

Current
Note from a shareholder	2,850	-	-

There is no note from shareholders as of December 31, 2024.

The note from a shareholder as of December 31, 2023 are set out below. The note has been fully repaid in March 2024.

Note	Currency	Period	Interest rate per annum	Guarantees	Other security	Carrying amount (S$’000)	Carrying amount (S$’000)
Unsecured fixed rate note	SGD	12-month	12%	Nil	-	2,000	1,516
Unsecured fixed rate note	SGD	6-month	-	Nil	-	850	644

10 Operating lease obligation

	December 31, 2023	December 31, 2024	December 31, 2024
	S$’000	S$’000	US$’000

Current portion	49	76	56
Non-current portion	-	59	43
	49	135	99

The Company’s operating lease right-of-use assets is related to the office lease agreements with lease terms for two years. The Company’s lease agreement does not contain any material residual value guarantees or material restrictive convents. Upon adoption of ASU 2016-02, no right-of-use (“ROU”) assets nor lease liability was recorded for the lease with a lease term with one year or less.

For the years ended December 31, 2022, 2023 and 2024, rent expenses for the short term lease amounted to S$313,000, S$21,000, and S$6,000 (US$4,000) respectively.

For the years ended December 31, 2022, 2023 and 2024, total rental expenses for all operating leases amounted to nil, S$50,000, and S$60,000(US$45,000) respectively.

The Company’s commitment for minimum lease payments under the operating lease that is within twelve months as of December 31, as follow:

Twelve months ending December 31,	Minimum lease payment
S$’000

2025	81
2026	60
Total future lease payment	141
Amount representing interest	(6)
Present value of operating lease liabilities	135
Less: current portion	(76)
Non-current portion	59

RYDE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10	Operating lease obligation (continued)

The following summarizes other supplemental information about the Company’s operating leases as of December 31, 2024:

Weighted average discount rate	5%
Weighted average remaining lease term (years)	1.83

11 Income taxes

Caymans and BVIs

The Company and its subsidiary are domiciled in the Cayman Island and British Virgin Islands. The locality currently enjoys permanent income tax holidays; accordingly, the Company and Ryde Group (BVI) Ltd do not accrue for income taxes.

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

The income tax provision in both current and deferred portions are nil for the year ended December 31, 2024 and 2023, respectively.

RYDE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11	Income taxes (continued)

A reconciliation between the Company’s actual provision for income tax and the provision at the respective statutory rate was as follows:

	Year Ended December 31,
	2022	2023	2024	2024
	S$’000	S$’000	S$’000	US$’000

Loss before income taxes	(4,960)	(12,869)	(18,675)	(13,669)

Tax at Singapore statutory rate of 17%	(843)	(963)	(561)	(411)
Effect of international in foreign jurisdiction	-	-	(1)	(1)
Reconciling items:
Non-deductible expenses	51	181	94	71
Government grant not subject to tax	(33)	(7)	(6)	(4)
Valuation allowance for tax losses	828	778	474	345
Others	(3)	11	-	-
Tax charge	-	-	-	-

Significant components of the Company’s deferred tax balances as of December 31, 2024 and 2023 are as follows:

	December 31, 2023	December 31, 2024	December 31, 2024
	S$’000	S$’000	US$’000
Deferred tax assets
Tax losses carry forwards	2,635	3,109	2,276
Less: Valuation allowance	(2,635)	(3,109)	(2,276)
Total deferred tax assets	-	-	-

Deferred tax liabilities
Total deferred tax liabilities	32	32	23

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

As of December 31, 2024, the open tax year for our entities in Singapore and Malaysia is the tax year 2024.

RYDE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12 Revenue

	Year Ended December 31,
	2022	2023	2024	2024
	S$’000	S$’000	S$’000	US$’000

Mobility	6,510	5,866	5,787	4,236
Quick commerce	92	146	221	162
Membership	606	616	575	421
Advertising initiatives	1,617	2,025	2,280	1,669
Others	-	14	87	63
	8,825	8,667	8,950	6,551

13 Other income

	Year Ended December 31,
	2022	2023	2024	2024
	S$’000	S$’000	S$’000	US$’000

Government grants	233	41	34	25
Others	56	48	69	50
	289	89	103	75

14 Other expenses

	Year Ended December 31,
	2022	2023	2024	2024
	S$’000	S$’000	S$’000	US$’000

Information technology expenses	1,124	1,230	1,404	1,028
Legal and professional fees	437	496	1,770	1,296
Marketing and advertising	1,948	2,441	2,837	2,077
Rental	315	23	6	4
Others	171	99	3,858	2,823
	3,995	4,289	9,875	7,228

RYDE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15 Share-based compensation

	Year Ended December 31,
	2022	2023	2024	2024
	S$’000	S$’000	S$’000	US$’000

Share-based compensation	-	6,959	10,347	7,574

(a)	Share-based compensation to employees

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

Risk-free interest rate is estimated based on the yield curve of US Sovereign Bond as of the option valuation date. The expected volatility at the grant date and each option valuation date is estimated based on annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected term of the options. The Company has never declared or paid any cash dividends on its capital stock, and the Company does not anticipate any dividend payments in the foreseeable future. Expected term is the period of time from the grant date to the exercise date or the forfeiture date. The lock-up period of the Class A Ordinary Shares issued to the employees are subject for a period varying between 12 months to 36 months.

During the year ended December 31, 2022, 2023, and 2024, the Company recognized share-based compensation to employees of nil, S$1,489,000, and nil respectively, in the consolidated statements of operations and comprehensive loss.

(b)	Share-based compensation to non-employees

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

In June 2024, the Company issued 1,500,000 Class A Ordinary Shares of the Company to certain consultants. The consulting services provided by the Consultants to the Company pursuant to the Consulting Agreements include: review and provide advice on the Company’s strategic plans; meet with focus groups and interested parties to discuss the Company’s strategic plans; provide advice on how best to position the Company and its subsidiaries in the future; propose potential acquisition targets for the Company and its subsidiaries; and assist in dealing with the corporate matters entrusted to the Consultants by the Company and its subsidiaries. The fair value of the Class A Ordinary Shares issued to consultants was measured based on the closing market share price of US$4.84 per share.

In September 2024, the Company issued 107,555 Class A Ordinary Shares of the Company to Maxim Group, LLC (“Maxim”) upon its cashless exercise of representative’s warrants that were issued to Maxim in connection with the Company’s IPO. The exercise price per Class A Ordinary Share under was US$4.40, which is 110% of the offering price per Class A Ordinary Share in the IPO.

During the year ended December 31, 2022, 2023, and 2024, the Company recognized share-based compensation to non-employees of nil, S$5,470,000, and US$7,574,000 respectively, in the consolidated statements of operations and comprehensive loss.

RYDE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16 Loss per share

The following table sets forth the computation of basic and diluted loss per share attributable to ordinary shareholders for the year ended December 31, 2024, 2023 and 2022 (in thousands):

	Year Ended December 31,
	2022	2023	2024	2024
	S$’000	S$’000	S$’000	US$’000

Net loss and total comprehensive loss	(4,960)	(12,986)	(18,447)	(13,502)
Add: Loss attributable to non-controlling interest	37	42	25	18
Loss for the period attributable to ordinary shareholders	(4,923)	(12,944)	(18,422)	(13,484)

Basic weighted-average Ordinary Shares outstanding	11,702	13,007	21,260	21,260

Basic and diluted loss per share attributable to ordinary shareholders	(0.42)	(1.00)	(0.87)	(0.63)

The following weighted-average effects of potentially dilutive convertible loan from third parties were excluded from the computation of diluted loss per Ordinary Shares because their effects would have been antidilutive for the year ended December 31, 2024 and 2023 (in thousand):

	December 31, 2022	December 31, 2023	December 31, 2024

Convertible shares for loan from third parties	1,125	68	-

17 Subsequent events

The Company has assessed all subsequent events through April 28, 2025 which is the date that these consolidated financial statements are issued and other than the following, there are no further material subsequent events that require disclosure in these consolidated financial statements.

(a)	Issuance of Class B ordinary shares

On March 13, 2025, Ryde Group Ltd (the “Company”) issued 3,000,000 Class B Ordinary Shares of the Company, to Mr. Terence Zou, the Chairman of the Board of Directors and Chief Executive Officer of the Company, to recognize his significant contribution to the Company’s business operations for the financial year 2024. The Company’s share capital is divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A Ordinary Shares are entitled to one vote per share, while holders of Class B Ordinary Shares are entitled to 10 votes per share. After such issuance, Mr. Terence Zou beneficially owns an aggregate 5,177,175 Class B Ordinary Shares, which constitute approximately 17.7% of the Company’s total issued and outstanding share capital and approximately 58.7% of the aggregate voting power as of the date hereof.

