Form 20-F
period 2025-12-31
Ryde Group Ltd
filed 2026-04-24
CIK 1971115

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report: 108,964,651 Class A Ordinary Shares, and 12,677,175 Class B Ordinary Shares, as of December 31, 2025.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

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

Risks Relating to Our Business and Industry

●	Our business is still in an early stage of growth. If our business does not continue to grow, or our aspirations to become a super mobility app do not materialize, grows slower than expected, fails to grow as large as expected, or fails to turn profitable, our business operations, financial performance, financial condition, results of operations and prospects could be materially and adversely affected.

●	We face intense competition across the segments and in the market we serve.

●	We may not be able to continue to raise sufficient capital or achieve or sustain profitability.

●	Our ability to achieve profitability is dependent on our ability to reduce the amount of driver partner and consumer incentives we pay relative to the commissions and fees we receive for our services.

●	Our business is subject to numerous legal and regulatory risks that could have an adverse impact on our business and prospects.

●	Our brand and reputation are amongst our most important assets and are critical to the success of our business.

●	If we fail to manage our growth effectively, our business operations, financial performance, financial condition, results of operations and prospects could be materially and adversely affected.

●	If we are required to reclassify driver partners as employees or otherwise, or if driver partners and/or employees unionize, there may be adverse business, financial, tax, legal and other consequences.

●	If we are unable to continue to grow our base of platform users, including driver partners and consumers accessing our offerings, our value proposition for each constituent group could diminish, impacting our results of operations and prospects.

●	Security, privacy, or data breaches involving sensitive, personal or confidential information could also expose us to liability under various laws and regulations, decrease trust in our platform, and increase the risk of litigation and governmental investigation.

●	Improper, dangerous, illegal or otherwise inappropriate activity by consumers or driver partners or other third parties could harm our business and reputation and expose us to liability.

●	We are subject to risks associated with strategic alliances and partnerships.

●	We rely significantly on third-party cloud infrastructure services providers and any disruption of or interference with the use of our services could adversely affect our business operations, financial performance, financial condition, results of operations and prospects.

●	The proper uninterrupted functioning of our highly complex technology platform is essential to our business.

●	Our business depends upon the interoperability of our mobile app and platform with different devices, operating systems and third-party software that we do not control.

●	If we do not adequately protect our intellectual property rights, or if third parties claim that we are misappropriating the intellectual property of others, we may incur significant costs and our business operations, financial performance, financial condition, results of operations and prospects may be adversely affected.

●	We may not be able to make acquisitions or investments, or successfully integrate them into our business.

●	Any failure by us or our third-party service providers to comply with applicable anti-money laundering or other related laws and regulations could damage our business operations, reputation, financial performance, financial condition, and results of operation, or subject us to other risks.

●	We rely on our partnerships with financial institutions and other third parties for payment processing infrastructure and for the provision of services through our platform.

●	Unfavorable media coverage could harm our business operations, financial performance, financial condition, results of operations and prospects.

●	We rely on the Land Transport Authority of Singapore for the validity of certain licenses.

●	We depend on talented, experienced and committed personnel, including engineers, to grow and operate our business, and if we are unable to recruit, train, motivate and retain qualified personnel, particularly in the technology sector, our business operations, financial performance, financial condition, results of operations and prospects may be materially and adversely affected.

●	Adverse litigation judgments or settlements resulting from legal proceedings in which we may be involved could expose us to monetary damages or limit the ability to operate our business.

●	We track certain operating metrics with internal systems and tools and do not independently verify such metrics. Certain of our operating metrics are subject to inherent challenges in measurement, and any real or perceived inaccuracies in such metrics may adversely affect our business and reputation.

●	Our use of open-source software (OSS) under restrictive licenses could: (i) adversely affect our ability to license and commercialize certain elements of our proprietary code based on the commercial terms of our choosing; (ii) result in a loss of our trade secrets or other intellectual property rights with respect to certain portions of our proprietary code; and (iii) subject us to litigation and other disputes.

●	Increases in fuel, energy, and other costs could adversely affect us.

●	We allow consumers to pay for rides through our platform using cash, which raises numerous operational and safety concerns.

●	We have insurance coverage provided by third parties, and we are subject to the risk that this may be insufficient or that insurance providers may be unable to meet their obligations.

●	We have plans to expand to other countries and are therefore subject to potential risks associated with operating and investing in these countries.

●	Negative publicity, including those relating to any of our Directors, executive officers, shareholders of more than 5% of our Ordinary Shares, may adversely affect our share price.

●	Natural events, wars, terrorist attacks and other acts of violence involving any of the countries in which we have plans to expand into in the future could adversely affect our operations.

Risks Relating to Our Securities

●	An active trading market for our Class A Ordinary Shares may not be established or, if established, may not continue and the trading price for our Class A Ordinary Shares may fluctuate significantly.

●	We may not maintain the listing of our Class A Ordinary Shares on the NYSE American which could limit investors’ ability to make transactions in our Class A Ordinary Shares and subject us to additional trading restrictions.

●	The trading price of our Class A Ordinary Shares may be volatile, which could result in substantial losses to investors.

●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A Ordinary Shares, the market price for our Class A Ordinary Shares and trading volume could decline.

●	Short selling may drive down the market price of our Class A Ordinary Shares.

●	There can be no assurance that we will not be a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences for U.S. investors who own our securities.

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

●	We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

●	As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NYSE American corporate governance listing standards.

●	We have incurred and will continue to incur significantly increased costs and devote substantial management time as a result of the listing of our Class A Ordinary Shares on the NYSE American.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

●	We are exposed to risks arising from fluctuations of foreign currency exchange rates.

●	Future issuance of Shares by us and sale of Shares by our and/or by our existing shareholders may adversely affect the price of our Class A Ordinary Shares.

●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

●	If securities or industry analysts do not publish or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our Class A Ordinary Shares, the market price for our Class A Ordinary Shares and trading volume could decline.

●	The conversion of by the holders of Class B Ordinary Shares into Class A Ordinary Shares will result in a dilution of the percentage ownership of the existing holders of Class A Ordinary Shares within their class of Ordinary Shares.

●	We may not be able to declare dividends in the future.

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

On May 21, 2025, we received a notice from NYSE American indicating that we were not in compliance with the continued listing standards set forth in Sections 1003(a)(ii) of the NYSE American Company Guide (the “Company Guide”). Section 1003(a)(ii) applies if a listed company has stockholders’ equity of less than US$4.0 million and has reported losses from continuing operations and/or net losses in three of its four most recent fiscal years. We are also not currently eligible for any exemption in Section 1003(a) of the Company Guide from the stockholders’ equity requirements. As a result, we have become subject to the procedures and requirements of Section 1009 of the Company Guide and must submit a plan to NYSE American by June 20, 2025 addressing how we intend to regain compliance with Section 1003(a)(ii) of the Company Guide by November 21, 2026.

On June 20, 2025, we have submitted a plan to the NYSE American to regain compliance within the required timeframe, and the plan was accepted by the NYSE American on August 5, 2025. In addition, although the plan has been accepted by NYSE American, if we are not in compliance with the continued listing standards by November 21, 2026, or if we do not make progress consistent with the plan during the plan period, we will be subject to delisting proceedings. We are subject to periodic NYSE American reviews, including quarterly monitoring for compliance with the plan. Our Class A voting shares will continue to be listed during the plan period pursuant to an extension and trade on the symbol “RYDE”.

As of December 31, 2025, the Company has stockholders’ equity of US$24.9 million.

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

The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed on December 31, 2025, and, accordingly, the next determination will be made with respect to us on December 31, 2025. In the future, we would lose our foreign private issuer status if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. Holders and any one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, Directors and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the NYSE American. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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

Our founder, chairman of the board of directors and chief executive officer, Mr. Terence Zou, beneficially own all of our issued and outstanding Class B Ordinary Shares. These Class B Ordinary Shares constitute approximately 9.74% of our total issued and outstanding share capital and approximately 51.89% of the aggregate voting power of our total issued and outstanding share capital as of the date of this annual report. As a result of the dual-class share structure and the concentration of ownership, holders of Class B Ordinary Shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A Ordinary Shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A Ordinary Shares may view as beneficial.

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

(iii) the death of Zou Junming Terence;

(iv) the incapacity of Zou Junming Terence (as determined by a certified medical professional); or

(v) the effective date of termination of Zou Junming Terence’s directorship or employment,

in relation to paragraphs (i) and (ii) only, the Class B Ordinary Shares held by the relevant holder and, in relation to paragraphs (iii), (iv) and (v) only, the Class B Ordinary Shares held by Zou Junming Terence, shall be automatically and immediately converted into an equal number of Class A Ordinary Shares.

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

2021

Following the LTA’s introduction of a new regulatory framework for the Point-to-Point (P2P) sector in October 2020, we obtained our P2P licenses which came into effect on October 30, 2020 to operate both carpooling and ride-hailing services. As at date of this annual report, we are one of two players that holds both the Car-Pool Service Operator License and the Ride-Hail Service Operator License.

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

In September, the Company completed its second public offering.

2025	In June, the Company, through its wholly-owned subsidiary, RCSR Pte Ltd, acquired 40% of the paid-up and issued share capital of Atoll Discovery Pte. Ltd..

The Company completed a registered direct offering in September, followed by a private offering in October. In December, the Company completed one registered direct offering and one private offering.

2026	In April, the Company completed a private offering.

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

●	RydeX is our basic on-demand ride-hailing service, with rider capacity of between one (1) to four (4) people, and trips assigned to private hire or taxi drivers. No pets are allowed on RydeX trips.

●	RydeXL is our basic on-demand ride-hailing service should riders need a larger capacity of up to six (6) people. Trips are assigned to private hire drivers only, and no pets are allowed on RydeXL trips.

●	RydeLUXE is our premium service within the Ryde App, designed for business executives, tourists, and customers seeking a luxurious ride for special occasions. It features professional drivers operating private-hire vehicles such as Toyota’s Alphard and Vellfire, with seating for up to six (6) passengers. Offering elevated comfort, service quality, and exclusivity, RydeLUXE provides a refined experience beyond Ryde XL.

●	RydeFLASH assigns our riders to either private hire, taxi drivers or carpool drivers, and riders pay for the number of seats of their choice, with the option of between one (1) to four (4) seats. Driver partners may bring along up to one (1) friend or family member to sit in the front of the car during the trip. We aim to provide RydeFLASH riders with the fastest ride option available, tapping driver partners from all three (3) fleet types.

●	RydePET is our household-pet-friendly transport option and is available to private hire and taxi drivers and allows up to two (2) riders, excluding pets, onboard. For pets, we allow a maximum of two (2) medium sized pets or one (1) large sized pet. An example of medium sized pets would be a Maltese or a Cat, and a large sized one would be a Golden Retriever. Other arrangements (at the driver partner’s discretion) are available as well.

●	RydeTAXI offers our riders an option to book taxis that they would otherwise have had to flag down on the road. We offer four (4)-seater taxis on our platform and riders will pay metered taxi fares. When a rider books for RydeTAXI, the flag down fare and regular booking fees are applicable, and actual charges will vary among different taxi companies. All fees for Standard and/or Premium taxis follow that of the respective taxi company as well.

The following table compares the different services we offer under our Mobility segment:

	RydePOOL	RydeX	RydeXL	RydeLUXE
Seating	1	1 to 4	1 to 6	1 to 6
Car type	Carpool, Private Hire and Taxi	Private Hire and Taxi	Private Hire	Private Hire
Shared ride	Yes	No	No	No
Pets	Not allowed	Not allowed	Not allowed	Not allowed

	RydeFLASH	RydePET	RydeTAXI
Seating	Pay per seat, 1 to 4	1 to 2	1 to 4
Car type	Carpool, Private Hire and Taxi	Private Hire and Taxi	Taxi
Shared ride	No	No	No
Pets	Not allowed	Allowed	Not allowed

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

The following table summarizes the key features of our Quick Commerce service, RydeSEND:

RydeSEND
Number of stops	1 to 6
Car type	Carpool
Shared ride	Able to take on a maximum of three jobs at any one time
Fares	Varies based on distance, time, and additional delivery related cost
Weight Limit	Up to 8kg per delivery trip
Size Limit (L x W x H)	40cm x 30cm x 30cm
Guarantee	Up to S$100 per delivery trip

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

We have built a network through our App to connect driver partners and riders. Our network becomes more intelligent with every additional trip as we analyze data and learn to operate more efficiently.

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

C. Organizational structure

The following is a list of our subsidiaries and joint ventures as of the date of this annual report.

Name of subsidiary	Jurisdiction of Incorporation
Ryde Group (BVI) Ltd	British Virgin Islands
RGT (BVI) Ltd	British Virgin Islands
RCS (BVI) Ltd	British Virgin Islands
Ryde Technologies Pte. Ltd.	Singapore
RGTC Pte Ltd	Singapore
RCSR Pte Ltd	Singapore
Meili Technologies Pte. Ltd.	Singapore
Meili Technologies (M) Sdn. Bhd.	Malaysia

Name of joint venture	Jurisdiction of Incorporation
Atoll Discovery Pte Ltd	Singapore

The following diagram illustrates the corporate structure of Ryde Group Ltd and its subsidiaries and joint venture as of the date of this annual report:

(1)	On July 17, 2025, RGT (BVI) Ltd transferred to RCS (BVI) Ltd its 500,000 ordinary shares in RGTC Pte Ltd, following which RGTC Pte Ltd became a wholly-owned subsidiary of RCS (BVI) Ltd.
(2)	On July 18, 2025, RCS (BVI) Ltd transferred to RGT (BVI) Ltd its 1 ordinary share in the capital of Ryde Technologies Pte Ltd.
(3)	On June 18, 2025, RCSR Pte Ltd, acquired 40% of the paid-up and issued share capital of Atoll Discovery Pte Ltd (“Atoll”), following which Atoll becomes a joint venture of the Company.
(4)	On August 21, 2025, RGT (BVI) Ltd issued additional shares to the Company and Barentsz Capital Limited such that 60% shareholding of RGT (BVI) Ltd is held by the Company and 40% shareholding of RGT (BVI) Ltd is held by Barentsz Capital Limited.

D. Property, Plant and Equipment

Facilities

Our corporate headquarters is located at 7500A Beach Road, #16-310, The Plaza, Singapore 199591. We leased an aggregate of approximately 119 square meters of offices as of December 31, 2025. Our lease agreement for our headquarters has a term that expires in October 2026. We do not foresee any issues with renewing our lease agreement in the near future. However, if for whatever reason, our lease agreement is not renewed, we do not foresee any issues relocating to an alternative location in Singapore that provide similar facilities.

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

As of the date of this annual report, we have five registered trademarks with the Intellectual Property Office of Singapore (“IPOS”). We cannot guarantee that any of our trademark applications will result in the registration of those trademarks.

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

Results of Operations

Comparison of Years Ended December 31, 2025, 2024, and 2023

	For the year ended December 31,
	2025	2024	2023	2025 to 2024	2024 to 2023
	S$’000	S$’000	S$’000	% change	% change

Revenue	12,506	8,950	8,667	40%	3%

Other income	83	103	89	-19%	16%
Drivers and riders cost and related expenses	(6,956)	(4,599)	(6,813)	51%	-32%
Employee benefits expenses	(2,333)	(2,271)	(2,052)	3%	11%
Depreciation and amortization expenses	(613)	(559)	(402)	10%	39%
Finance cost	(5)	(77)	(446)	-94%	-83%
Other expenses	(8,945)	(9,875)	(4,289)	-9%	130%
Operational loss	(6,263)	(8,328)	(5,246)	-25%	59%
Impairment of goodwill	-	-	(664)	-	-100%
Share of results	(119)	-	-	100%	-
Share-based compensation	(11,099)	(10,347)	(6,959)	7%	49%

Loss before income tax expense	(17,481)	(18,675)	(12,869)	-6%	45%

Income tax benefit	32	-	-	100%	-
Net loss	(17,449)	(18,675)	(12,869)	-7%	45%

Revenue

	For the year ended December 31,
	2025	2024	2023	2025 to 2024	2024 to 2023
	S$’000	S$’000	S$’000	% change	% change

Mobility	9,308	5,787	5,866	61%	-1%
Quick commerce	191	221	146	-14%	51%
Membership	504	575	616	-12%	-7%
Advertising initiatives	2,400	2,280	2,025	5%	13%
Others	103	87	14	18%	521%

Total revenue	12,506	8,950	8,667	40%	3%

Our revenue segments comprised mobility, quick commerce, membership, advertising initiatives and others. Mobility and quick commerce revenue is derived from the service fees paid by driver partners and consumers for use of the platform and related service to connect with consumers and successfully complete a trip or delivery via the platform. Membership subscription fees are paid by the consumers on a monthly or quarterly basis. Advertising initiatives revenue are earned from partners who pay for digital space in our app and website.

In 2025, total revenue increased by 40% to S$12,506,000 for the year ended December 31, 2025 from S$8,950,000 for the year ended December 31, 2024. Our revenue from mobility services increased by 61% to S$9,308,000 in 2025 driven by the increase in consumer demand. In 2025, revenue from advertising initiatives increased by 5% to S$2,400,000 mainly due to the increase in advertising services value with various business partners. We experienced a decline in revenue from both (i) membership services by 12% mainly due to a reduction in the number of subscribers, and (ii) quick commerce services by 14% arising from a decrease in consumer demand.

Other income

	For the year ended December 31,
	2025	2024	2023	2025 to 2024	2024 to 2023
	S$’000	S$’000	S$’000	% change	% change

Total other income	83	103	89	-19%	16%

Other income decreased by 19% from S$103,000 for the year ended December 31, 2024 to S$83,000 for the year ended December 31, 2025. The decrease was mainly due to decrease in government grants.

Drivers and riders cost and related expenses

	For the year ended December 31,
	2025	2024	2023	2025 to 2024	2024 to 2023
	S$’000	S$’000	S$’000	% change	% change

Total drivers and riders cost and related expenses	6,956	4,599	6,813	51%	-32%

For the year ended December 31, 2025 and 2024, our drivers and riders cost and related expenses amounted to S$6,956,000 and S$4,599,000 respectively. This increase by 51% is mainly due to the increase in incentives paid to riders and driver partners, and increase in fees related to payment processing.

Employee benefits expenses

	For the year ended December 31,
	2025	2024	2023	2025 to 2024	2024 to 2023
	S$’000	S$’000	S$’000	% change	% change

Total employee benefits expenses	2,333	2,271	2,052	3%	11%

Our employee benefits expenses increased by 3% to S$2,333,000 for the year ended December 31, 2025 compared to S$2,271,000 for the year ended December 31, 2024. This is mainly due to increase in the employee’s salaries and wages.

Depreciation and amortization expenses

	For the year ended December 31,
	2025	2024	2023	2025 to 2024	2024 to 2023
	S$’000	S$’000	S$’000	% change	% change

Total depreciation and amortization expenses	613	559	402	10%	39%

The depreciation and amortization expenses increased by 10% to S$613,000 for the year ended December 31, 2025 from S$559,000 for the year ended December 31, 2024. This was mainly due to increase in intangibles assets, which was attributable to additional developed technology.

Finance costs

	For the year ended December 31,
	2025	2024	2023	2025 to 2024	2024 to 2023
	S$’000	S$’000	S$’000	% change	% change

Total finance cost	5	77	446	-94%	-83%

Our finance costs decreased by 94% to S$5,000 for the year ended December 31, 2025 from S$77,000 for the year ended December 31, 2024. The decrease of the finance costs is primarily attributable to the unsecured note payable to third party and shareholder which started from April 2023 being settled in March 2024.

Other expenses

	For the year ended December 31,
	2025	2024	2023	2025 to 2024	2024 to 2023
	S$’000	S$’000	S$’000	% change	% change
Information technology expenses	1,557	1,404	1,230	11%	14%
Legal and professional fees	1,709	1,770	496	-3%	257%
Marketing and advertising	3,209	2,837	2,441	13%	16%
Consultant and advisory fees	1,968	3,200	-	-39%	100%
Others	502	664	122	-24%	444%
Total other expenses	8,945	9,875	4,289	-9%	130%

Our other expenses decreased by 9% to S$8,945,000 for the year ended December 31, 2025 from S$9,875,000 for the year ended December 31, 2024. The decrease was primarily due to a reduction in consultant and advisory fees for investor relations, business strategy, and business development, which decreased to S$1,968,000 for the year ended December 31, 2025, from S$3,200,000 for the year ended December 31, 2024. This reduction was partially offset by increases in information technology expenses and marketing and advertising expenses.

Impairment of goodwill

	For the year ended December 31,
	2025	2024	2023	2025 to 2024	2024 to 2023
	S$’000	S$’000	S$’000	% change	% change

Total impairment of goodwill	-	-	664	-%	-100%

During the financial year ended December 31, 2025 and 2024, no impairment of goodwill was recognized.

Share of results

	For the year ended December 31,
	2025	2024	2023	2025 to 2024	2024 to 2023
	S$’000	S$’000	S$’000	% change	% change

Total share of results	119	-	-	100%	-%

For the year ended December 31, 2025, the Company recognized its share of loss from the Joint Venture of approximately S$119,000 (US$93,000), representing its proportionate share of the Joint Venture’s net loss from the date of acquisition to year end.

Share-based compensation

	For the year ended December 31,
	2025	2024	2023	2025 to 2024	2024 to 2023
	S$’000	S$’000	S$’000	% change	% change

Total share-based compensation	11,099	10,347	6,959	7%	49%

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

In March 2025, the Company issued 3,000,000 Class B Ordinary Shares of the Company, to Mr. Terence Zou, the Chairman of the Board of Directors and Chief Executive Officer of the Company, to recognize his significant contribution to the Company’s business operations for the financial year 2024. The fair value of the Class B Ordinary Shares issued to Mr. Terence Zou was measured based on the closing market share price of US$0.3200 per share.

In October 2025 and December 2025, the Company granted Class B Ordinary Shares to CEO as part of a share-based compensation arrangement to incentivize performance and align management’s interests with shareholders.

The arrangement consists of:

Immediate awards: 2,000,000 Class B Ordinary Shares granted in October 2025 in recognition of his significant contribution to the successful completion of the recent US$1.6 million Registered Direct Offering, a key step in reinforcing the Company’s capital base and positioning Ryde for its next phase of growth.

Performance-based awards: Up to 30,000,000 Class B Ordinary Shares granted on October 2, 2025, subject to achievement of specified performance conditions, primarily linked to: fundraising milestones ranging from US$5 million to US$40 million, and revenue growth targets. Shares are issued upon achievement of each performance milestone. There are no service conditions beyond the achievement of the specified performance conditions.

Grant date and valuation

The Company determined that October 2, 2025 represents the grant date for the performance-based awards, as the Compensation Committee approved the key terms and established a contingent obligation to issue shares upon achievement of the specified performance conditions.

The fair value of the equity awards was measured based on the closing market price of the Company’s shares on the respective grant dates, consistent with ASC 718.

Grant	Shares	Grant date	Share price	Fair value
March 2025 issuance	3,000,000	Mar 13, 2025	$0.32	$960,000
October 2025 issuance	2,000,000	Oct 2, 2025	$0.38	$760,000
December 2025 issuance	5,500,000	Oct 2, 2025	$0.38	$2,090,000
Performance-based awards (accrued portion)	10,500,000	Oct 2, 2025	$0.38	$3,990,000

Unrecognized compensation cost

As of December 31, 2025, 14,000,000 Class B Ordinary Shares remain subject to future fundraising milestones. The Company determined that achievement of these milestones was not yet probable, as:

●	fundraising activities had not yet been initiated,
●	future fundraising outcomes remain dependent on market conditions and investor participation, and
●	no binding commitments had been secured.

Accordingly, no compensation expense has been recognized for these awards as of December 31, 2025.

During the year ended December 31, 2023, 2024, and 2025, the Company recognized share-based compensation to employees of S$1,489,000, nil, and S$10,207,000 (US$7,800,000) respectively, in the consolidated statements of operations and comprehensive loss.

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

In October and November 2025, the Company issued 1,350,000 Class A Ordinary Shares issued to certain consultants of the Company in consideration for consulting services provided to the Company. The fair value of the Class A Ordinary Shares issued to consultants was measured based on the closing market share price of US$0.5599, US$0.4609, US$0.5251 per share respectively.

During the year ended December 31, 2023, 2024, and 2025, the Company recognized share-based compensation to non-employees of S$5,470,000, US$7,574,000, and S$892,000 (US$831,000) respectively, in the consolidated statements of operations and comprehensive loss.

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

The following tables provide reconciliations of Adjusted EBITDA.

	For the year ended December 31,
	2023	2024	2025	2025
	S$’000	S$’000	S$’000	US$’000

Net loss	(12,869)	(18,675)	(17,449)	(13,570)
Depreciation and amortization expenses	402	559	613	477
Finance costs	446	77	5	4
Impairment of goodwill	664	-	-	-
Share-based compensation	6,959	10,347	11,099	8,631
Income tax expenses/ (benefit)	-	-	(32)	(25)

Adjusted EBITDA	(4,398)	(7,692)	(5,764)	(4,483)

5.B. Liquidity and Capital Resources

In assessing the Company’s liquidity, the Company monitors and evaluates its cash and cash equivalent and its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations. As of December 31, 2025, we had US$3,890,000 in cash and cash equivalents.

We believe that our existing cash and cash equivalents and anticipated cash flow from operations, together with the US$40,500,000 gross proceeds from the offering completed on September 8, 2025, October 7, 2025, December 2 and 3, 2025, and April 7, 2026 will be sufficient to meet our anticipated cash needs for the next 12 months from the date of this annual report. However, the exact amount of proceeds we use for our operations and expansion plans will depend on the amount of cash generated from our operations and any strategic decisions we may make that could alter our expansion plans and the amount of cash necessary to fund these plans. We may, however, decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. We may need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue additional equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our ability to manage our working capital, including receivables and other assets and liabilities and accrued liabilities, may materially affect our financial condition and results of operations.

The following table presents a summary of our consolidated cash flow activity for the periods set forth below:

Cash flow summary

	For the year ended December 31,
	2025	2025	2024	Increase/(Decrease)
	US$’000	S$’000	S$’000	S$’000%

Net cash used in operating activities	(18,301)	(23,533)	(11,733)	(11,800)	101%
Net cash used in investing activities	(7,734)	(9,945)	(580)	(9,365)	1615%
Net cash provided by financing activities	25,633	32,961	16,138	16,823	104%

Operating Activities

Net cash used in operating activities was S$23,533,000 for the year ended December 31, 2025. This was attributable to the net loss of S$17,449,000 adjusted for non-cash items which included depreciation of property and equipment, amortization of intangibles, interest expense, share-based compensation, net effect of exchange rate changes, and income tax benefit totaling S$11,439,000. There is a net cash outflow arising from the net change in operating assets and liabilities of S$17,523,000.

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

Investing Activities

Net cash flows used in investing activities was S$9,945,000 for the year ended December 31, 2025. This was primarily due to a note subscription of S$8,046,000 and loans extended to an unrelated company of S$1,297,000.

Net cash flows used in investing activities was S$580,000 for the year ended December 31, 2024. This was primarily due to the increase in intangible assets of S$552,000 and the purchase of property and equipment of S$28,000.

Financing Activities

Net cash provided by financing activities was S$32,961,000 for the year ended December 31, 2025. This was primarily due to proceeds from issuance of shares of S$32,960,000.

Net cash provided by financing activities was S$16,138,000 for the year ended December 31, 2024. This was primarily due to proceeds from issuance of shares of S$20,960,000 and proceeds from the note from a shareholder amounting to S$950,000. This was partially offset by the repayment of borrowings of S$1,972,000 and the repayment of lease liabilities of S$3,800,000.

Indebtedness

As of December 31, 2025, and 2024 there is no borrowings from third parties or shareholders.

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

The Company’s commitment for minimum lease payments under the operating lease that is within twelve months as of December 31, 2025 as follow:

Twelve months ending December 31,	Minimum lease payment
S$’000

2026	60
Total future lease payment	60
Amount representing interest	(1)
Present value of operating lease liabilities	59
Less: current portion	(59)
Non-current portion	-

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date hereof:

Directors and Executive Officers	Age	Position/Title
Terence Zou	52	Founder, Chairman and Chief Executive Officer
Lang Chen Fei	45	Chief Financial Officer
Joanne Khoo(2)(3)	52	Independent Director, Chair of Audit Committee
Kelvin Lee Soon Sze(1)(3)	52	Independent Director, Chair of Compensation Committee
Venkata Subramanian s/o Sreenivasan(1)(2)	68	Independent Director, Chair of Nomination Committee

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nomination Committee

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

Ms. Khoo served as an independent non-executive director of Kitchen Culture Holdings Limited (a company listed on the Catalist of the Singapore Exchange Limited (stock code: SGX:5TI)) from October 2012 to February 2019. Since January 2014, she has served as an independent non-executive director of Teho International Inc Ltd. (a company listed on the Catalist of the Singapore Exchange Limited (stock code: SGX:5OQ)) and was re-designated as a non-independent non-executive director from 30 October 2024 to 31 October 2025. Ms. Khoo served as an independent director of Excelpoint Technology Ltd. (a company listed on the main board of the Singapore Exchange Limited (stock code: SGX:BDF)) from September 2016 to April 2022. She has also served as an independent non-executive director of Xamble Group Limited (a company listed on The Australian Securities Exchange (stock code: ASX:XGL)) since July 2017. Since June 2020, she has also served as an independent non-executive director of ES Group (Holdings) Limited (a company listed on the Catalist of the Singapore Exchange Limited (stock code: SGX:5RC)). Since January 2022, she has also served as an independent non-executive director of JE Cleantech Holdings Ltd (a company listed on Nasdaq (stock code: NASDAQ:JCSE)). Since January 2026, she has served as an independent non-executive director of shopper360 Limited (a company listed on the Catalist of the Singapore Exchange Limited (stock code: SGX:1F0)).

Ms. Khoo holds a Bachelor of Business degree in Accountancy from Royal Melbourne Institute of Technology University. She is a Fellow Certified Practising Accountant by the CPA Australia and a Chartered Accountant under the Malaysian Institute of Accountants. Ms. Khoo was also a member of the Women Corporate Directors.

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

Since 2021, he has also served as an independent non-executive director of SGX-listed Medinex Limited. Since 2025, he has also served as an independent non-executive director of SGX-listed A-Sonic Aerospace Limited.

6.B. Compensation

Compensation of Directors and Executive Officers

In 2025, we paid an aggregate of S$540,000 (US$414,000) in cash to our executive officers. We pay a compensation of US$85,000 per calendar year in the form of director and committee fees to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our subsidiaries in Singapore are required by the applicable laws and regulations of Singapore to make contributions, as employers, to the Central Provident Fund for all employees (including our executive officers) who are employed under a contract of service by our Singapore subsidiaries as prescribed under the Central Provident Fund Act 1953. The contribution rates vary, depending on the age of the employee, and whether such employee is a Singapore citizen or permanent resident (contributions are not required or permitted in respect of a foreigner on a work pass). We did not pay any cash compensation to our independent directors in 2023.

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

Share Incentive Plan(s)

We have adopted the Share Incentive Plan, or the Plan, to attract and retain best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. Under the Plan, the maximum aggregate number of Shares which may be issued pursuant to all awards (including incentive share options) are 21,792,930 shares, representing 20% of the number of fully-diluted Class A Ordinary Shares outstanding as of December 31, 2025.

On March 6, 2026, 929,250 Restricted Stock Units (“RSUs”) became non-forfeitable upon satisfaction of the required service conditions under the Company’s Share Incentive Plan. As a result, the Company issued 929,250 Class A Ordinary Shares to the CEO and CFO. The RSUs were granted under the Share Incentive Plan and are subject to a service-based vesting condition, under which the awards remained unvested and were subject to forfeiture upon termination of employment, whether voluntary or involuntary. Each RSU entitles the holder to receive one Class A Ordinary Share of the Company, subject to the terms and conditions of the Share Incentive Plan, with each share carrying no par value or the minimum par value required under applicable statutory regulations.

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

In March 2025, the Company issued 3,000,000 Class B Ordinary Shares of the Company, to Mr. Terence Zou, the Chairman of the Board of Directors and Chief Executive Officer (“CEO”) of the Company, to recognize his significant contribution to the Company’s business operations for the financial year 2024.

In October 2025, December 2025, and April 2026, the Company granted Class B Ordinary Shares to CEO as part of a share-based compensation arrangement to incentivize performance and align management’s interests with shareholders. 7,500,000 and 3,500,000 Class B Ordinary Shares were issued in FY2025 and April 2026 respectively under this arrangement.

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

In October and November 2025, the Company issued 1,350,000 Class A Ordinary Shares to certain consultants of the Company in consideration for consulting services provided to the Company.

In March 2026, the Company issued 150,000 Class A Ordinary Shares to certain consultants of the Company in consideration for consulting services provided to the Company.

In April 2026, the Company issued 605,000 Class A Ordinary Shares of the Company to certain consultants for providing services in relation to strategizing with the Company on its positioning and road map for capital raising, and assist in dealing with investor relation matters.

6.C. Board Practices

Board of Directors

Our board of Directors consists of four Directors, three of them are independent Directors. As a Cayman Islands company listed on the NYSE American, we are a foreign private issuer and are permitted to follow the home country practice with respect to certain corporate governance matters rather than complying with NYSE American corporate governance standards. Cayman Islands law does not require a majority of a publicly traded company’s board of directors to be comprised of independent directors. However, to enhance our corporate governance, we elect to follow NYSE American corporate governance standards and have a majority of our board comprised of independent directors.

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

Board Diversity

Board Diversity Matrix (As of the date of this annual report)
Country of Principal Executive Office	Singapore
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	4

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	3	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0

6.D. Employees

We employed 25 persons as of December 31, 2025 and 30 persons as of December 31, 2024, who were all located in Singapore. Our employees are not covered by collective bargaining agreements. We consider our labor practices and employee relations to be good. The following table indicates the distribution of our employees by business and role as of December 31, 2025:

Function	Number of Employees
Operations	6
Finance and Human Resource and Administration	5
Technology Development	8
Product and Design	3
Marketing and Business Development	3
Total Number of Employees	25

6.E. Share Ownership

The following table sets forth information regarding the beneficial ownership of Ordinary Shares as of April 23, 2026 by:

●	each person known by us to be the beneficial owner of more than 5% of Ordinary Shares;
●	each of our directors and executive officers; and
●	all our directors and executive officers as a group.

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

The percentage of our Ordinary Shares beneficially owned is computed on the basis of 149,971,131 Class A Ordinary Shares and 16,177,175 Class B Ordinary Shares issued and outstanding as of April 23, 2026.

	Class A Ordinary Shares		% of Voting	Class B Ordinary Shares		% of Voting	% of Aggregate Voting
	Shares	%	Power	Shares	%	Power	Power
Directors and Executive Officers:
Zou Junming Terence	618,750	0.37	0.20	-	-	-	0.20
Lang Chen Fei	335,500	0.20	0.11	-	-	-	0.11
Khoo Su Nee Joanne	-	-	-	-	-	-	-
Kelvin Lee Soon Sze	-	-	-	-	-	-	-
Venkata Subramanian s/o Sreenivasan	-	-	-	-	-	-	-
All Directors and Executive Officers as a Group	954,250	0.57	0.31	-	-	-	0.31
Principal Shareholders:
ABJZ Holding Ltd(1)	-	-	-	16,177,175	9.74	51.89	51.89
All Directors and Executive Officers as a Group, and Principal Shareholders	954,250	0.57	0.31	16,177,175	9.74	51.89	52.20

(1)	ABJZ Holding Ltd is beneficially owned by Zou Junming Terence (100%).

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

Set forth below are related-party transactions of our Company for the financial years ended December 31, 2025 and 2024, which are identified in accordance with the rules prescribed under Form F-1 and Form 20-F and may not be considered as related-party transactions under Singapore law.

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2025 and 2024:

Name of related parties	Relationship with the Company
DLG Ventures Pte. Ltd.	Shareholder as of December 31, 2024.
Zou Junming Terence	Director, CEO
Atoll Discovery Pte Ltd	Joint venture

i) Significant transactions with related parties were as follows:

	Year ended December 31,
	2023	2024	2025	2025
	S$’000	S$’000	S$’000	US$’000
Interest expense on note from a shareholder	171	37	-
Advances to a joint venture	-	-	1,669	1,298
Share-based payment to CEO		-	10,184	7,919
	171	37	11,853	9,217

ii) Significant balances with related parties were as follows:

	December 31, 2024	December 31, 2025	December 31, 2025
	S$’000	S$’000	US$’000

Advances to a joint venture	-	1,669	1,298
	-	1,669	1,298

In September 2025, the Company’s subsidiary RCSR Pte Ltd entered into an agreement to grant short-term, non-interest-bearing advances to the joint venture. This is fully repaid in April 2026.

In October 2025 and December 2025, the Company granted Class B Ordinary Shares to CEO as part of a share-based compensation arrangement to incentivize performance and align management’s interests with shareholders.

The arrangement consists of:

Immediate awards: 2,000,000 Class B Ordinary Shares granted in October 2025 in recognition of his significant contribution to the successful completion of the recent US$1.6 million Registered Direct Offering, a key step in reinforcing the Company’s capital base and positioning Ryde for its next phase of growth.

Performance-based awards: Up to 30,000,000 Class B Ordinary Shares granted on October 2, 2025, subject to achievement of specified performance conditions, primarily linked to: fundraising milestones ranging from US$5 million to US$40 million, and revenue growth targets. Shares are issued upon achievement of each performance milestone. There are no service conditions beyond the achievement of the specified performance conditions.

Grant date and valuation

The Company determined that October 2, 2025 represents the grant date for the performance-based awards, as the Compensation Committee approved the key terms and established a contingent obligation to issue shares upon achievement of the specified performance conditions.

The fair value of the equity awards was measured based on the closing market price of the Company’s shares on the respective grant dates, consistent with ASC 718.

Grant	Shares	Grant date	Share price		Fair value
March 2025 issuance	3,000,000	Mar 13, 2025	US$	0.32	US$	960,000
October 2025 issuance	2,000,000	Oct 2, 2025	US$	0.38	US$	760,000
December 2025 issuance	5,500,000	Oct 2, 2025	US$	0.38	US$	2,090,000
Performance-based awards (accrued portion)	10,500,000	Oct 2, 2025	US$	0.38	US$	3,990,000

Unrecognized compensation cost

As of December 31, 2025, 14,000,000 Class B Ordinary Shares remain subject to future fundraising milestones. The Company determined that achievement of these milestones was not yet probable, as:

◌	fundraising activities had not yet been initiated,
◌	future fundraising outcomes remain dependent on market conditions and investor participation, and
◌	no binding commitments had been secured.

Accordingly, no compensation expense has been recognized for these awards as of December 31, 2025.

During the year ended December 31, 2025, the Company recognized share-based compensation to employees of S$10,184,000 (US$7,919,000).

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

Foreign Exchange Risk

The functional currency of our operating subsidiary is Singapore dollar, and therefore our operations are exposed to foreign exchange rate fluctuations. Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Singapore dollar to the United States dollar.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

As of the date of this annual report, we have outstanding common warrants issued in connection with our follow-on offering completed in September 2024. Each common warrant is exercisable immediately for one Class A Ordinary Share at an exercise price of US$0.85 per share and expires five years from the date of issuance. The common warrants are not listed on any securities exchange and do not confer any rights of a holder of Class A Ordinary Shares unless and until exercised. For further information, see the registration statement on Form F-1 (File No. 333-282076), declared effective by the SEC on September 25, 2024, and the registration statement on Form F-3 (File No. 333-288587), declared effective by the SEC on September 2, 2025.

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

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-282076), as amended, which was declared effective by the SEC on September 25, 2024, with respect to the Company’s follow on offering completed on September 27, 2024 (the “Follow-on Offering”), and the registration statement on Form F-3 (File No. 333-288587), as amended, which was declared effective by the SEC on September 2, 2025.

In the Follow-on Offering, the Company issued 5,300,000 units (the “Units”), each Unit consisting of one Class A Ordinary Share, par value $0.0002 per share (the “Class A Ordinary Shares”) of Ryde, and one common warrant (the “Warrant”) to purchase one Class A Ordinary Share, at a price of US$0.85 per unit. Maxim Group LLC was the exclusive placement agent. The Company received gross proceeds in the amount of US$4.5 million and net proceeds of approximately US$4.09 million after deducting placement agent fees and expenses. As of the date of this annual report, we used the net proceeds received from the Follow-on Offering for working capital purposes. None of the net proceeds was paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others. In April 2026, we received notices from certain warrant holders to exercise warrants to purchase 2,072,230 Class A Ordinary Shares at an exercise price of US$0.85 per share, generating gross proceeds of approximately US$1.8 million before fees and expenses. We intend to use, or have used, such proceeds for working capital and general corporate purposes.

In September and December 2025, the Company issued 6,422,000 and 5,556,000 Class A Ordinary Shares to public investors through registered direct offerings, at an offering price of US$0.25 and US$0.36 per Class A share, respectively. The Company received gross proceeds in the amount of US$3.6 million and net proceeds of approximately US$3.38 million after deducting expenses. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities, or our affiliates. None of the net proceeds we received from the registered direct offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities, or our affiliates.

As of the date of this annual report, we have used all US$3.38 million from the net proceeds as advance payments for an evaluation of purchase of autonomous driving electric vehicles, deposits to purchase of electric vehicles and for work capital purposes.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure controls and procedures

Disclosure controls and procedures include controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Our management, under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(f) or 15(d)-15(f) promulgated under the Exchange Act, as of December 31, 2025. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of such date, our disclosure controls and procedures are effective at a reasonable assurance level.

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

Under the supervision and with the participation of our management, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025 based on the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Attestation report of the registered public accounting firm

Since we are an “emerging growth company” as defined under the JOBS Act, we are exempt from the requirement to comply with the auditor attestation requirements that our independent registered public accounting firm attest to and report on the effectiveness of our internal control structure and procedures for financial reporting.

Changes in internal control over financial reporting

There have been no changes in our internal controls over financial reporting occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees in connection with certain professional services rendered for the years ended December 31, 2023, 2024, and 2025 by Kreit & Chiu CPA LLP, and OneStop Assurance PAC respectively, our independent registered public accounting firms, during the period indicated.

	Year Ended December 31,
	2023	2024	2025
Services	US$	US$	US$

Audit fees - Kreit & Chiu CPA LLP (1)	232,000	-	-
Audit-related fees - Kreit & Chiu CPA LLP (2)	-	65,900	92,850
Audit fees - OneStop Assurance PAC (1)	-	215,000	225,000
Audit-related fees - OneStop Assurance PAC (2)	-	-	15,000
Total	232,000	280,900	332,850

(1)	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, and review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering.
(2)	Audit-related fees include comfort letters and consent letters in connection with SEC filings.

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

During the two financial years ended December 31, 2022 and 2023, through October 10, 2024, neither the Company nor anyone acting on the Company’s behalf, consulted OneStop with respect to any other matters or reportable events set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

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

Date: April 24, 2026

RYDE GROUP LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Ryde Group Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ryde Group Ltd and its subsidiaries (collectively, the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

April 24, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Ryde Group Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Ryde Group Ltd and its subsidiaries as of December 31, 2023, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the year then ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Kreit & Chiu CPA LLP

We have served as the Company’s auditor since 2022.

Los Angeles, California

April 26, 2024

RYDE GROUP LTD

CONSOLIDATED BALANCE SHEETS

	December 31, 2024	December 31, 2025	December 31, 2025
	S$’000	S$’000	US$’000
ASSETS
Current assets
Cash and cash equivalents	5,519	5,002	3,890
Accounts receivable, net	11	33	26
Deposits, prepayments and other current assets	2,658	30,652	23,837
Total current assets	8,188	35,687	27,753

Non-current assets
Property and equipment, net	155	70	54
Intangible assets, net	741	815	634
Investment in joint ventures	-	1,749	1,360
Total non-current assets	896	2,634	2,048

TOTAL ASSETS	9,084	38,321	29,801

LIABILITIES
Current liabilities
Accounts payable	4,075	4,951	3,851
Accrued expenses and other current liabilities	974	1,329	1,034
Operating lease obligations	76	59	46
Total current liabilities	5,125	6,339	4,931

Non-current liabilities
Operating lease obligation	59	-	-
Deferred tax liabilities	32	-	-
Total non-current liabilities	91	-	-

TOTAL LIABILITIES	5,216	6,339	4,931

Commitment and Contingencies

SHAREHOLDERS’ EQUITY
Ordinary Shares, US$0.0002 of nominal or par value, 175,000,000 Class A Ordinary Shares and 75,000,000 Class B Ordinary Shares authorized, 108,964,651 Class A Ordinary Shares as of December 31, 2025 (2024: 22,747,426) and 12,677,175 Class B Ordinary Shares as of December 31, 2025 (2024: 3,542,400)	7	32	25
Additional paid-in capital	48,397	94,273	73,313
Accumulated deficit	(44,543)	(62,238)	(48,402)
Foreign currency translation reserve	111	(228)	(177)
Surplus attributable to owners of the Company	3,972	31,839	24,759
Non-controlling interests	(104)	143	111
Total shareholders’ surplus	3,868	31,982	24,870
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	9,084	38,321	29,801

The accompanying notes are an integral part of these financial statements.

RYDE GROUP LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the year ended December 31,
	2023	2024	2025	2025
	S$’000	S$’000	S$’000	US$’000

Revenue	8,667	8,950	12,506	9,725

Other income	89	103	83	65
Drivers and riders cost and related expenses	(6,813)	(4,599)	(6,956)	(5,409)
Employee benefits expenses	(2,052)	(2,271)	(2,333)	(1,814)
Depreciation and amortization expenses	(402)	(559)	(613)	(477)
Finance costs	(446)	(77)	(5)	(4)
Other expenses	(4,289)	(9,875)	(8,945)	(6,957)
Operational loss	(5,246)	(8,328)	(6,263)	(4,871)
Impairment of goodwill	(664)	-	-	-
Share of results	-	-	(119)	(93)
Share-based compensation	(6,959)	(10,347)	(11,099)	(8,631)

Loss before income taxes	(12,869)	(18,675)	(17,481)	(13,595)

Income tax benefit	-	-	32	25
Loss for the year	(12,869)	(18,675)	(17,449)	(13,570)

Other comprehensive loss:
Foreign currency translation adjustment	(117)	228	(339)	(264)
Net loss and total comprehensive loss	(12,986)	(18,447)	(17,788)	(13,834)

Loss for the year attributable to:
Owners of the Company	(12,827)	(18,650)	(17,695)	(13,761)
Non-controlling interest	(42)	(25)	246	191
	(12,869)	(18,675)	(17,449)	(13,570)

Net loss and total comprehensive loss attributable to:
Owners of the Company	(12,944)	(18,422)	(18,034)	(14,025)
Non-controlling interest	(42)	(25)	246	191
	(12,986)	(18,447)	(17,788)	(13,834)

Net loss per share attributable to ordinary shareholders
Basic and diluted	(1.00)	(0.87)	(0.40)	(0.31)

Weighted average number of Ordinary Shares used in computing net loss per share
Basic and diluted (‘000)	13,007	21,260	44,799	44,799

The accompanying notes are an integral part of these financial statements.

RYDE GROUP LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

		Ordinary Shares
	Class A Ordinary Shares Outstanding	Class B Ordinary Shares Outstanding	Par value	Additional paid-in capital	Accumulated deficit	Foreign currency translation reserve	(Deficit)/Surplus attributable to owners of the Company	Non- controlling interests	Total (deficit)/surplus
	‘000	‘000	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000

Balance as of December 31, 2023	12,571	3,542	4	18,663	(25,893)	(117)	(7,343)	(79)	(7,422)
Net loss and total comprehensive loss	-	-	-	-	(18,650)	228	(18,422)	(25)	(18,447)
Conversion of convertible loan from third parties	68	-	-	372	-	-	372	-	372

Share-based compensation	1,608	-	-	10,481	-	-	10,481	-	10,481
Issuance of Class A Ordinary Shares	8,500	-	3	18,881	-	-	18,884	-	18,884

Balance as of December 31, 2024	22,747	3,542	7	48,397	(44,543)	111	3,972	(104)	3,868
Net loss and total comprehensive loss	-	-	-	-	(17,695)	(339)	(18,034)	246	(17,788)
Capital contribution from non-controlling interest	-	-	-	-	-	-	-	1	1
Share-based compensation	1,350	10,500	3	11,071	-	-	11,074	-	11,074
Issuance of Class A Ordinary Shares for acquisition of investment in a joint-venture	4,850	-	1	1,866	-	-	1,867	-	1,867
Conversion of Class B to Class A Ordinary Shares	1,365	(1,365)	-	-	-	-	-	-	-
Issuance of Class A Ordinary Shares	78,653	-	21	32,939	-	-	32,960	-	32,960

Balance as of December 31, 2025	108,965	12,677	32	94,273	(62,238)	(228)	31,839	143	31,982
			US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance as of December 31, 2025	108,965	12,677	25	73,313	(48,402)	(177)	24,759	111	24,870

The accompanying notes are an integral part of these financial statements.

RYDE GROUP LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2023	2024	2025	2025
	S$’000	S$’000	S$’000	US$’000
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(12,869)	(18,675)	(17,449)	(13,570)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Amortization	340	484	524	408
Depreciation	62	75	89	69
Gain on disposal of property and equipment	-	- *	-	-
Interest expense	355	62	5	4
Amortization of debt issuance cost	91	15	-	-
Impairment of goodwill	664	-	-	-
Share-based compensation	6,959	10,347	11,099	8,631
Net effect of exchange rates changes	5	363	(246)	(192)
Income tax benefit	-	-	(32)	(25)
Change in operating assets and liabilities, net of impact of business acquisitions and disposals:
Accounts receivable	52	19	(21)	(16)
Deposits, prepayments and other current assets	107	(1,999)	(18,651)	(14,504)
Accounts payable	1,895	(1,378)	874	680
Accrued expenses and other current liabilities	727	(961)	355	276
Payment of lease liabilities	-	(85)	(80)	(62)
Net cash used in operating activities	(1,612)	(11,733)	(23,533)	(18,301)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(3)	(28)	(4)	(3)
Additions in intangible assets	(482)	(552)	(598)	(465)
Cash acquired from acquisition of subsidiaries	63	-	-	-
Disbursement of cash for subscription of convertible note	-	-	(8,046)	(6,257)
Advances to unrelated company	-	-	(1,297)	(1,009)
Net cash used in investing activities	(422)	(580)	(9,945)	(7,734)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares	-	20,960	32,960	25,632
Proceeds from issuance of shares to non-controlling interests	-	-	1	1
Proceeds from note from a shareholder	2,850	950	-	-
Repayments of convertible loans	-	(1,910)	-	-
Repayments of shareholder loans	(50)	(3,800)	-	-
Interest paid	-	(62)	-	-
Deferred IPO costs	(2,079)	-	-	-
Net cash provided by financial activities	721	16,138	32,961	25,633

Net change in cash and cash equivalents	(1,313)	3,825	(517)	(402)
Beginning of the year	3,007	1,694	5,519	4,292
End of the year	1,694	5,519	5,002	3,890

Supplemental disclosure of cash flow information
Cash paid for interest	355	62	-	-

Non-cash investing activities
Non-cash transactions from acquisition of subsidiaries	600	-	-	-
Non-cash transactions from acquisition of joint ventures	-	-	(1,867)	(1,452)

Non-cash financing activities
Issuance of shares by way of conversion of convertible loan from third parties	3,481	372	-	-
Issuance and accrual of shares by way of share-based compensation	6,959	10,347	11,099	8,631

*	Amount less than 1,000

The accompanying notes are an integral part of these financial statements.

RYDE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	Organization and business overview

Ryde Group Ltd (the “Company”) is an investment holding company incorporated on February 21, 2023 under the laws of the Cayman Islands. The Company has no substantial operations other than holding all of the outstanding share capital of Ryde Group (BVI) Ltd (“Ryde BVI”) incorporated under the laws of the British Virgin Islands (“BVI”) on February 22, 2023. Ryde BVI has no substantial operations other than holding all of the equity interest of Ryde Technologies Pte. Ltd., a Singapore company incorporated on September 2, 2014.

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

The consolidated financial statements of the Company include the following entities:

Name	Date of incorporation	Percentage of direct or indirect interests	Place of incorporation	Principal activities

Ryde Group (BVI) Ltd	February 22, 2023	100%	British Virgin Islands	Dormant
RCS (BVI) Ltd	May 14, 2024	100%	British Virgin Islands	Dormant
RGT (BVI) Ltd	May 14, 2024	60%	British Virgin Islands	Management consultancy
Ryde Technologies Pte. Ltd.	September 2, 2014	99.26%	Singapore	Mobility and quick commerce solutions
RGTC Pte Ltd	August 2, 2024	100%	Singapore	Dormant
RCSR Pte Ltd	November 1, 2024	100%	Singapore	Car rental
Meili Technologies Pte. Ltd.	November 30, 2020	99.26%	Singapore	Quick Commerce solutions
Meili Technologies (M) Sdn. Bhd.	December 16, 2021	99.26%	Malaysia	Dormant

RYDE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	Organization and business overview (continued)

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

No dividends on Ordinary Shares have been declared for the year ended December 31, 2025 and December 31, 2024.

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

Foreign currency translation and transaction

The accompanying consolidated financial statements are presented in the Singapore Dollars (“SGD” or “S$”), which is the reporting currency of the Company. The functional currency of the Company is in United States Dollars (“USD” or “US$”) and the functional currency of the Company’s subsidiaries are its local currencies, as determined based on the criteria of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 830 (“ASC 830”) “Foreign Currency Matters”. All information presented in S$ have been rounded to the nearest thousand, unless otherwise stated.

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows from SGD into USD as of December 31, 2025 are solely for the convenience of the readers and are calculated at the rate of SGD1.00 = USD0.7777, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2025. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into USD at such rate, or at any other rate.

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

Deposits and prepayments

Deposits and prepayments are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2025 and 2024, management believes that the Company’s prepayments and deposits are not impaired.

Other receivables and allowance for expected credit losses

Other receivables primarily comprise advances, and amounts due from third parties.

Management reviews its receivables on a regular basis to determine if the allowance for expected credit loss is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of December 31, 2025 and 2024, the Company made nil allowance for expected credit losses for other receivables, respectively.

Joint ventures

The Company accounts for investments in joint ventures using the equity method of accounting. Under the equity method, the Company initially records its investment at cost and subsequently adjusts the carrying amount to recognize its share of the joint venture’s net income or loss, which is reflected in the consolidated statements of operations. The Company’s share of the joint venture’s other comprehensive income (loss) is recognized in the Company’s consolidated statements of comprehensive income (loss).

The Company evaluates its equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. An impairment is recorded when the decline in fair value of an investment is determined to be other-than-temporary.

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

No goodwill or impairment of goodwill is recognized in 2024 and 2025.

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

All significant operations, including assets and revenues, are located in and derived from Singapore. As of December 31, 2025 and 2024, substantially all of the Company’s long-lived assets were located in Singapore, and all revenue was generated from customers based in Singapore.

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

Concentration of customers

None of the customers consisted of more than 10% of revenue as of December 31, 2024, and 2025, respectively.

RYDE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (continued)

Employee benefits

Employee benefits are recognized as an expense, unless the cost qualifies to be capitalized as an asset.

Defined contribution plans are post-employment benefit plans under which the Company pays fixed contributions into separate entities such as the Central Provident Fund on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The Central Provident Fund paid to The Central Provident Fund Board in Singapore is S$203,000 (US$155,000), S$205,000 (US$157,000), and S$211,000 (US$160,000) for the year ended December 31, 2025, 2024 and 2023 respectively.

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

The following is a description of the government grants the Company have received for the financial year ended December 31, 2025 and 2024:

●	The Progressive Wage Credit Scheme: It was introduced in Singapore Budget 2022 to provide transitional wage support for employers to adjust to upcoming mandatory wage increases for lower-wage workers covered by the Progressive Wage and Local Qualifying Salary requirements and voluntarily raise wages of lower-wage workers.
●	CPF Transition Offset: Transitory wage offsets provided by the Government equivalent to 50% of each year’s increase in employer CPF contribution rates for every Singaporean and Permanent Resident employee aged above 55 to 70 to alleviate the rise in business costs due to the increase in CPF contribution rates for senior workers.
●	Government-Paid Leave schemes: Leave schemes provided by the Government to support parents in having and raising children by reimbursing the companies for leaves taken by eligible employees.
●	Corporate Income Tax Rebate Cash Grant: A cash grant provided by the Government to support eligible companies that have employed at least one local employee, to help them manage rising costs.

RYDE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (continued)

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) attributable to ordinary shareholders by the weighted average number of Ordinary Shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if outstanding stock options, warrants and convertible debt were exercised or converted into Ordinary Shares. When the Company has a loss, diluted shares are not included as their effect would be anti-dilutive. The Company has no dilutive securities or debt for each of the year ended 31 December 2025, 2024 and 2023.

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

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes its liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter. As of December 31, 2025, the Company was not subject to any material commitments or contingencies.

Recent Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures,” which requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. The standard will be effective for public companies for fiscal years beginning after December 15, 2024. We adopted the ASU on January 1, 2025. The additional required disclosures did not have a material impact on our condensed consolidated financial statements.

In March 2024, the FASB issued ASU 2024-01, Compensation—Stock Compensation (Topic 718). This ASU illustrates how to apply the scope guidance to determine whether a profits interest award should be accounted for as a share-based payment arrange under Accounting Standards Codification (“ASC”) 718 or another accounting standard. The amendments in this update are effective for public entities for fiscal years beginning after December 15, 2024. We adopted the ASU on January 1, 2025. The additional required disclosures did not have a material impact on our condensed consolidated financial statements.

In March 2024, the FASB issued ASU 2024-02 Codification Improvements – Amendments to Remove References to the Concepts Statements. This ASU amends the ASC by removing references to various FASB Concepts Statements to simplify the ASC and draw a distinction between authoritative and non-authoritative literature. The amendments in this update apply to all reporting entities within the scope of the affected accounting guidance and are effective for public entities for fiscal years beginning after December 15, 2024. We adopted the ASU on January 1, 2025. The additional required disclosures did not have a material impact on our condensed consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

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

In January 2025, the FASB issued ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. This ASU clarifies that the amendments in ASU 2024-03 are effective for annual reporting periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. ASU 2025-01 reaffirms that the guidance should be applied either prospectively or retrospectively. The Company is in the process of assessing the impact of this ASU on its consolidated financial statements.

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity. This ASU amends the guidance for identifying the accounting acquirer in a business combination involving a variable interest entity. The amendments require that the reporting entity that consolidates the variable interest entity be treated as the accounting acquirer. ASU 2025-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods within those fiscal years. The amendments in this ASU should be applied prospectively. The Company is in the process of assessing the impact of this ASU on its consolidated financial statements.

In May 2025, the FASB issued ASU 2025-04, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer. This ASU clarifies the accounting for share-based payments issued to a customer in conjunction with a contract for goods or services. The amendments are intended to reduce diversity in practice and provide more consistent and comparable financial information. ASU 2025-04 is effective for fiscal years beginning after December 15, 2026, and for interim periods within those fiscal years. Early adoption is permitted. The Company is in the process of assessing the impact of this ASU on its consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This ASU provides a practical expedient that allows entities to measure expected credit losses on current accounts receivable and contract assets by assuming that current economic conditions will remain unchanged over the asset’s life. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and for interim periods within those fiscal years. ASU 2025-05 should be applied on a prospective basis. The Company is in the process of assessing the impact of this ASU on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other— Internal-Use Software (Subtopic 350-40). This ASU modernizes the accounting for software costs by removing references to specific development stages and introducing a “probable-to-complete” recognition threshold for capitalization, focusing on management’s intent and commitment. ASU 2025-06 is effective for all entities for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. ASU 2025-06 should be applied on either a prospective or retrospective basis. The Company is in the process of assessing the impact of this ASU on its consolidated financial statements.

RYDE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (continued)

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract. This ASU refines the scope of derivative accounting to address concerns about contracts with features based on a party’s operations and clarifies that share-based payments from a customer should be accounted for as noncash consideration under Topic 606. ASU 2025-07 is effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. ASU 2025-07 should be applied using a modified retrospective transition. The Company is in the process of assessing the impact of this ASU on its consolidated financial statements.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments—Credit Losses (Topic 326): Purchased Loans. This ASU expands the “gross-up approach” for purchased financial assets with credit deterioration (PCD) to all acquired financial assets, eliminating the requirement to evaluate whether there has been a more-than-insignificant deterioration in credit quality. ASU 2025-08 is effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. ASU 2025-08 should be applied on a modified retrospective basis. The Company is in the process of assessing the impact of this ASU on its consolidated financial statements.

In November 2025, the FASB issued ASU 2025-09, Derivatives and Hedging (Topic 815): Hedge Accounting Improvements. This ASU enhances hedge accounting by expanding the types of risk exposures eligible for hedging, facilitating the application of hedge accounting to variable-rate debt instruments, and reducing certain documentation requirements. ASU 2025-09 is effective for public business entities for fiscal years beginning after December 15, 2026, and for all other entities for fiscal years beginning after December 15, 2027. ASU 2025-09 should be applied using a modified retrospective transition. The Company is in the process of assessing the impact of this ASU on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. This ASU provides guidance on the recognition, measurement, and presentation of government grants received by business entities, largely aligning with the framework in IAS 20 while adding specific disclosure requirements. ASU 2025-10 is effective for public business entities for fiscal years beginning after December 15, 2028, and for all other entities for fiscal years beginning after December 15, 2029. ASU 2025-10 should be applied on either a prospective or retrospective basis. The Company is in the process of assessing the impact of this ASU on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. This ASU clarifies and improves the guidance on interim reporting to provide more consistency in how entities disclose financial information in interim periods. ASU 2025-11 is effective for public business entities for interim periods within annual periods beginning after December 15, 2027, and for all other entities for interim periods beginning after December 15, 2028. ASU 2025-11 should be applied on a retrospective basis. The Company is in the process of assessing the impact of this ASU on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements. This ASU clarifies, corrects, and improves various topics in the Codification, including earnings per share, lease receivables, and transfers of financial assets. ASU 2025-12 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. ASU 2025-12 should be applied retrospectively to all prior reporting periods presented. The Company is in the process of assessing the impact of this ASU on its consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

RYDE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3	Deposits, prepayments and other current assets

	December 31, 2024	December 31, 2025	December 31, 2025
	S$’000	S$’000	US$’000

Deposits	214	19,232	14,956
Prepayments	2,161	97	75
Other receivables	143	11,138	8,662
Provision for expired credits	140	185	144

	2,658	30,652	23,837

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

As of December 31, 2025, deposits of S$19,013,000 (US$14,800,000) included amounts placed with certain unrelated companies for the purchase of electric vehicles. The agreements grant the Company an option to purchase electric vehicles within six months from the date of each agreement (the “Option Period”). During the Option Period, the Company may exercise its option to purchase the electric vehicles. Any portion of the deposit not applied toward the purchase of electric vehicles will be refunded in full to the Company at the end of the Option Period.

As of December 31, 2025, other receivables included S$8,046,000 (US$6,200,000) relating to a convertible note subscription. On October 30, 2025, the Company’s wholly owned subsidiary, RCSR Pte. Ltd. (“RCSR”), has entered into a Notes Subscription and Debenture Agreement (the “Agreement”) with an electric vehicles rental company (the “EV Rental Company”). Pursuant to this Agreement, RCSR will subscribe for secured convertible notes issued by the EV Rental Company with a principal amount of US$6.2 million (the “Notes”). The Notes have a tenor of twelve months and carry an interest rate of 8% per annum, payable semi-annually. The Notes are secured by a fixed charge over the EV Rental Company’s assets. RCSR has the option to purchase all or any of the assets of the EV Rental Company at fair market value while any amount under the convertible notes remains outstanding. RCSR may also elect to convert the outstanding amount into shares of the EV Rental Company. Other receivables also included S$1,292,000 (US$1,000,000) representing short-term, non-interest-bearing advances to an unrelated third party, secured by a floating charge over assets of the third party, and S$1,669,000 (US$1,300,000) short-term, non-interest-bearing advances to joint venture. In April 2026, the Company received repayment of other receivables amounting to $2,961,000 (US$2,300,000) from an unrelated party and a joint venture.

As of December 31, 2025 and 2024, the Company made nil allowance for expected credit losses for other receivables, respectively.

4	Property and equipment, net

	December 31, 2024	December 31, 2025	December 31, 2025
	S$’000	S$’000	US$’000

Computer	75	77	60
Office	3	5	4
Renovation	22	22	17
Operating lease right-of-use assets	153	153	119

Total	253	257	200
Less: accumulated depreciation	(98)	(187)	(146)

Net book value	155	70	54

Depreciation expense for the year ended December 31, 2025 and 2024 was S$89,000 (US$69,000) and S$75,000 respectively.

The Company’s operating lease right-of-use assets is related to the office lease agreements with lease terms for two years. The Company’s lease agreement does not contain any material residual value guarantees or material restrictive convents. Upon adoption of ASU 2016-02, no right-of-use (“ROU”) assets nor lease liability was recorded for the lease with a lease term with one year or less.

RYDE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5	Intangible assets, net

	December 31, 2024	December 31, 2025	December 31, 2025
	S$’000	S$’000	US$’000

Developed technology	3,692	4,290	3,336
Others	5	5	4

Total	3,697	4,295	3,340
Less: accumulated amortization	(2,956)	(3,480)	(2,706)

Net book value	741	815	634

Amortization expenses for the year ended December 31, 2025 and 2024 was S$524,000 (US$408,000) and S$484,000 respectively. The weighted average remaining useful life of developed technology is 2 years 3 months.

The Company’s estimated aggregate future amortization expenses for intangible assets subject to amortization as of December 31, 2025, as follows:

December 31, 2025
S$’000

Financial year ending 2026	459
Financial year ending 2027 to 2028	378

RYDE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6	Investment in a joint venture

In June 2025, RCSR Pte. Ltd. (“RCSR”), a wholly owned indirect subsidiary of Ryde, entered into a share purchase agreement to acquire a 40% ownership interest in AToll Discovery Pte. Ltd. (“AToll”), a company incorporated in Singapore. AToll is engaged in the electric vehicle (“EV”) car rental business in Singapore.

The purchase consideration was USD 1,455,000, which was satisfied through the issuance of 4,850,000 Class A common shares of Ryde Group Ltd directly to the selling shareholders of AToll. No cash consideration was transferred.

As a result of the acquisition, the Company obtained joint control over AToll and accounts for its investment in AToll using the equity method in accordance with ASC 323, Investments—Equity Method and Joint Ventures.

The acquisition was completed in June 2025. The Company’s share of AToll’s loss for the year ended December 31, 2025 was S$119,000 (US$93,000).

As of December 31, 2025, there are no significant restrictions on AToll’s ability to pay dividends or make distributions to its investors.

The Company has no additional funding commitments or guarantees relating to its investment in AToll as of December 31, 2025.

Summary of financial information of the joint venture, as derived from its unaudited financial statements, is as follows:

	December 31, 2024	December 31, 2025	December 31, 2025
	S$’000	S$’000	US$’000

Current assets	462	2,324	1,807
Non-current assets	7,945	7,357	5,721
Total assets	8,407	9,681	7,528

Current liabilities	2,846	9,114	7,087
Non-current liabilities	6,002	1,659	1,290
Total liabilities	8,848	10,773	8,377

Joint venture’s deficit	(441)	(1,092)	(849)

Total liabilities and joint venture’s equity	8,407	9,681	7,528

	Year Ended December 31,
	2024	2025	2025
	S$’000	S$’000	US$’000

Revenue	1,618	1,607	1,249
Cost of revenue	(1,475)	(1,078)	(838)
Gross profit	143	529	411
Net loss	(433)	(650)	(506)

6	Investment in a joint venture (continued)

For the year ended December 31, 2025, the Company recognized its share of loss from the Joint Venture of approximately S$119,000 (US$93,000), representing its proportionate share of the Joint Venture’s net loss from the date of acquisition to year end.

The reconciliation between the Company’s share of the Joint Venture’s net liabilities and the carrying amount of the investment is as follows:

Initial investment cost in Joint Venture (June 2025): S$1,867,000

Share of post-acquisition loss recognized: (S$119,000)

Carrying amount of investment in Joint Venture as at December 31, 2025: S$1,748,000

7	Related party transactions and balances

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate.

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2025 and 2024:

Name of related parties	Relationship with the Company
DLG Ventures Pte. Ltd.	Shareholder as of December 31, 2024.
Zou Junming Terence	Director, CEO
Atoll Discovery Pte Ltd	Joint venture

i) Significant transactions with related parties were as follows:

	Year ended December 31,
	2023	2024	2025	2025
	S$’000	S$’000	S$’000	US$’000
Interest expense on note from a shareholder	171	37	-	-
Advances to a joint venture	-	-	1,669	1,298
Share-based payment to CEO	-	-	10,184	7,919
	171	37	11,853	9,217

ii) Significant balances with related parties were as follows:

	December 31, 2024	December 31, 2025	December 31, 2025
	S$’000	S$’000	US$’000

Advances to a joint venture	-	1,669	1,298
	-	1,669	1,298

8	Operating lease obligation

	December 31, 2024	December 31, 2025	December 31, 2025
	S$’000	S$’000	US$’000

Current portion	76	59	46
Non-current portion	59	-	-
	135	59	46

The Company’s operating lease right-of-use assets is related to the office lease agreements with lease terms for two years. The Company’s lease agreement does not contain any material residual value guarantees or material restrictive convents. Upon adoption of ASU 2016-02, no right-of-use (“ROU”) assets nor lease liability was recorded for the lease with a lease term with one year or less.

For the years ended December 31, 2023, 2024 and 2025, rent expenses for the short term lease amounted to S$21,000, S$6,000 and S$9,000 (US$7,000) respectively.

For the years ended December 31, 2023, 2024 and 2025, total rental expenses for all operating leases amounted to S$50,000, S$60,000 and S$80,000 (US$62,000) respectively.

The Company’s commitment for minimum lease payments under the operating lease that is within twelve months as of December 31, as follow:

Twelve months ending December 31,	Minimum lease payment
S$’000

2026	60
Total future lease payment	60
Amount representing interest	(1)
Present value of operating lease liabilities	59
Less: current portion	(59)
Non-current portion	-

RYDE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8	Operating lease obligation (continued)

The following summarizes other supplemental information about the Company’s operating leases as of December 31, 2025 and 2024:

	December 31, 2024	December 31, 2025
Weighted average discount rate	5%	5%
Weighted average remaining lease term (years)	1.83	0.83

9	Income taxes

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

The income tax benefit is S$32,000 (US$25,000) and nil for the year ended December 31, 2025 and 2024, respectively. Cash paid for income taxes was nil for the years ended December 31, 2023, 2024 and 2025.

RYDE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9	Income taxes (continued)

A reconciliation between the Company’s actual provision for income tax and the provision at the respective statutory rate was as follows:

	Year Ended December 31,
	2023		2024		2025		2025
	S$’000		S$’000		S$’000		US$’000

Loss before income taxes	(12,869)		(18,675)		(17,481)		(13,595)

Tax at Singapore statutory rate of 17%	(2,188)	17.00%	(3,174)	17.00%	(2,971)	17.00%	(2,311)	17.00%
Effect of international in foreign jurisdiction	1,225	-9.52%	2,612	-13.99%	2,505	-14.33%	1,948	-14.33%
Reconciling items:
Non-deductible expenses	181	-1.40%	94	-0.50%	104	-0.60%	81	-0.60%
Government grant not subject to tax	(7)	0.05%	(6)	0.03%	(4)	0.02%	(3)	0.02%
Valuation allowance for tax losses	778	-6.04%	474	-2.54%	236	-1.35%	184	-1.35%
Others	11	-0.09%	-	-	162	0.92%	126	0.92%
Tax charge	-	0.00%	-	0.00%	32	-0.18%	25	-0.18%

Significant components of the Company’s deferred tax balances as of December 31, 2025 and 2024 are as follows:

	December 31, 2024	December 31, 2025	December 31, 2025
	S$’000	S$’000	US$’000
Deferred tax assets
Tax losses carry forwards	3,109	3,345	2,601
Less: Valuation allowance	(3,109)	(3,345)	(2,601)
Total deferred tax assets	-	-	-

Deferred tax liabilities
Total deferred tax liabilities	32	-	-

Deferred tax liability is related to the fair value of intangible assets arising from the acquisition of Meili Technologies Pte. Ltd.

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

As of December 31, 2025, the open tax year for our entities in Singapore and Malaysia is the tax year 2025.

RYDE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10	Revenue

	Year Ended December 31,
	2023	2024	2025	2025
	S$’000	S$’000	S$’000	US$’000

Mobility	5,866	5,787	9,308	7,238
Quick commerce	146	221	191	149
Membership	616	575	504	392
Advertising initiatives	2,025	2,280	2,400	1,866
Others	14	87	103	80
	8,667	8,950	12,506	9,725

11	Other income

	Year Ended December 31,
	2023	2024	2025	2025
	S$’000	S$’000	S$’000	US$’000

Government grants	41	34	23	18
Others	48	69	60	47
	89	103	83	65

12	Other expenses

	Year Ended December 31,
	2023	2024	2025	2025
	S$’000	S$’000	S$’000	US$’000

Information technology expenses	1,230	1,404	1,557	1,211
Legal and professional fees	496	1,770	1,709	1,329
Marketing and advertising	2,441	2,837	3,209	2,496
Rental	23	6	9	7
Others	99	3,858	2,461	1,914
	4,289	9,875	8,945	6,957

RYDE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13	Share-based compensation

	Year Ended December 31,
	2023	2024	2025	2025
	S$’000	S$’000	S$’000	US$’000

Share-based compensation	6,959	10,347	11,099	8,631

(a)	Share-based compensation to employees

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

In March 2025, the Company issued 3,000,000 Class B Ordinary Shares of the Company, to Mr. Terence Zou, the Chairman of the Board of Directors and Chief Executive Officer (“CEO”) of the Company, to recognize his significant contribution to the Company’s business operations for the financial year 2024. The fair value of the Class B Ordinary Shares issued to Mr. Terence Zou was measured based on the closing market share price of US$0.3200 per share.

In October 2025 and December 2025, the Company granted Class B Ordinary Shares to CEO as part of a share-based compensation arrangement to incentivize performance and align management’s interests with shareholders.

The arrangement consists of:

Immediate awards: 2,000,000 Class B Ordinary Shares granted in October 2025 in recognition of his significant contribution to the successful completion of the recent US$1.6 million Registered Direct Offering, a key step in reinforcing the Company’s capital base and positioning Ryde for its next phase of growth.

Performance-based awards: Up to 30,000,000 Class B Ordinary Shares granted on October 2, 2025, subject to achievement of specified performance conditions, primarily linked to: fundraising milestones ranging from US$5 million to US$40 million, and revenue growth targets. Shares are issued upon achievement of each performance milestone. There are no service conditions beyond the achievement of the specified performance conditions.

Grant date and valuation

The Company determined that October 2, 2025 represents the grant date for the performance-based awards, as the Compensation Committee approved the key terms and established a contingent obligation to issue shares upon achievement of the specified performance conditions.

The fair value of the equity awards was measured based on the closing market price of the Company’s shares on the respective grant dates, consistent with ASC 718.

Grant	Shares	Grant date	Share price		Fair value
March 2025 issuance	3,000,000	Mar 13, 2025	US$	0.32	US$	960,000
October 2025 issuance	2,000,000	Oct 2, 2025	US$	0.38	US$	760,000
December 2025 issuance	5,500,000	Oct 2, 2025	US$	0.38	US$	2,090,000
Performance-based awards (accrued portion)	10,500,000	Oct 2, 2025	US$	0.38	US$	3,990,000

Unrecognized compensation cost

As of December 31, 2025, 14,000,000 Class B Ordinary Shares remain subject to future fundraising milestones. The Company determined that achievement of these milestones was not yet probable, as:

○	fundraising activities had not yet been initiated,
○	future fundraising outcomes remain dependent on market conditions and investor participation, and
○	no binding commitments had been secured.

Accordingly, no compensation expense has been recognized for these awards as of December 31, 2025.

During the year ended December 31, 2023, 2024, and 2025, the Company recognized share-based compensation to employees of S$1,489,000, nil, and S$10,184,000 (US$7,919,000) respectively, in the consolidated statements of operations and comprehensive loss.

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

In October and November 2025, the Company issued 1,350,000 Class A Ordinary Shares to certain consultants of the Company in consideration for consulting services provided to the Company. The fair value of the Class A Ordinary Shares issued to consultants was measured based on the closing market share price of US$0.5599, US$0.4609, US$0.5251 per share respectively.

During the year ended December 31, 2023, 2024, and 2025, the Company recognized share-based compensation to non-employees of S$5,470,000, S$10,347,000, and S$915,000 (US$712,000) respectively, in the consolidated statements of operations and comprehensive loss.

RYDE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14	Loss per share

The following table sets forth the computation of basic and diluted loss per share attributable to ordinary shareholders for the year ended December 31, 2025, 2024 and 2023 (in thousands):

	Year Ended December 31,
	2023	2024	2025	2025
	S$’000	S$’000	S$’000	US$’000

Net loss and total comprehensive loss	(12,986)	(18,447)	(17,788)	(13,834)
Add: Loss attributable to non-controlling interest	42	25	(246)	(191)
Loss for the period attributable to ordinary shareholders	(12,944)	(18,422)	(18,034)	(14,025)

Basic weighted-average Ordinary Shares outstanding	13,007	21,260	44,799	44,799

Basic and diluted loss per share attributable to ordinary shareholders	(1.00)	(0.87)	(0.40)	(0.31)

The following weighted-average effects of potentially dilutive convertible loan from third parties were excluded from the computation of diluted loss per Ordinary Shares because their effects would have been antidilutive for the year ended December 31, 2025, 2024 and 2023 (in thousand):

	December 31, 2023	December 31, 2024	December 31, 2025

Convertible shares for loan from third parties	68	-	-

15	Subsequent events

The Company has assessed all subsequent events through April 24, 2026 which is the date that these consolidated financial statements are issued and other than the following, there are no further material subsequent events that require disclosure in these consolidated financial statements.

(a)

On March 6, 2026, 929,250 Restricted Stock Units (“RSUs”) became non-forfeitable upon satisfaction of the required service conditions under the Company’s Share Incentive Plan. As a result, the Company issued 929,250 Class A Ordinary Shares to the CEO and CFO. The RSUs were granted under the Share Incentive Plan and are subject to a service-based vesting condition, under which the awards remained unvested and were subject to forfeiture upon termination of employment, whether voluntary or involuntary. Each RSU entitles the holder to receive one Class A Ordinary Share of the Company, subject to the terms and conditions of the Share Incentive Plan, with each share carrying no par value or the minimum par value required under applicable statutory regulations.

(b)	On March 16, 2026, the Company issued 150,000 Class A Ordinary Shares of the Company to certain consultants in consideration for consulting services provided to the Company.
(c)

On April 7, 2026, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with several investors (the “Investors”), pursuant to which the Company agreed to issue and sell to the Investors, in a private offering 37,250,000 Class A Ordinary Shares, par value US$0.0002 per share (the “Class A Ordinary Shares”), of the Company, at an offering price of US$0.40 (the “Offering”). The Offering closed on April 13, 2026.

The aggregate gross proceeds to the Company from the Offering, before deducting estimated expenses payable by the Company, is approximately US$14.9 million.

(d)

On April 7, 2026, pursuant to the authorization of its Board of Directors on October 10, 2025, the Company issued 3,500,000 Class B Ordinary Shares of the Company, to its Founder, Chairman, and Chief Executive Officer, Mr. Terence Zou, following the satisfaction of the approved performance-based milestones. These performance-based milestones were achieved upon the successful completion of the Company’s $10 million private offering on October 20, 2025.

(e)	On April 7, 2026, the Company issued 605,000 Class A Ordinary Shares of the Company to certain consultants for providing services in relation to strategizing with the Company on its positioning and road map for capital raising, and assist in dealing with investor relation matters.

(f)	In April 2026, the Company received notices from certain warrant holders to exercise warrants to purchase 2,072,230 Class A Ordinary Shares. The warrants were issued in connection with the Company’s follow-on public offering completed on September 25, 2024. The holders exercised the warrants in full at an exercise price of US$0.85 per Class A ordinary share, generating gross proceeds of approximately US$1,761,000, before fees and expenses.

(g)	On April 14, 2026, the Company entered into a Call Option and Agency Agreement (the “Agreement”) with Envision W International Ltd (“EWIL”). The Agreement grants the Company the option to purchase a total of up to 50 Hong Kong taxi licenses and up to 50 electric vehicles (“Assets”). Pursuant to the Agreement, the Company will pay a refundable deposit of US$14.5 million (the “Deposit”) to EWIL. The Agreement is valid for a period of six months from the date of the Agreement (the “Option Period”). During the Option Period, the Company may exercise the option to purchase the Assets. The Agreement does not obligate the Company to acquire any Assets, and any such acquisitions remain subject to the Company’s sole discretion during the Option Period. Any portion of the Deposit not applied toward the purchase of Assets during the Option Period will be refunded in full to the Company upon expiration of the Option Period. Any such acquisitions will be subject to the Company’s internal approval processes and applicable regulatory requirements.

